# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended November 29, 2009**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) SECURITIES EXCHANGE ACT OF 1934**

**For the Transition Period from to**

**Commission file number** ~~333-117081-27~~ 1-08738



# SEALY CORPORATION
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware**<br>(State or other jurisdiction of incorporation or organization) | **36-3284147**<br>(I.R.S. Employer Identification No.) |
| **Sealy Drive**<br>**One Office Parkway**<br>**Trinity, North Carolina**<br>(Address of principal executive offices) | **27370**<br>(Zip Code) |



Registrant's telephone number, including area code—**(336) 861-3500**

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Each Exchange on which Registered |
|---|---|
| Common Stock, par value $0.01 per share | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months or(or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicated by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates as of May 31, 2009 was $86,431,851.

The number of shares of the registrant's common stock outstanding as of January 2, 2010 is approximately: 94,709,443.

**DOCUMENTS OR PARTS THEREOF INCORPORATED BY REFERENCE:**

Portions of the Registrant's proxy statement for the 2010 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K to the extent described herein.

# SEALY CORPORATION
## ONE OFFICE PARKWAY
## TRINITY, NORTH CAROLINA 27370

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

**To Be Held April 14, 2010**

March 5, 2010

To our stockholders:

On behalf of your board of directors, we are pleased to invite you to attend the 2010 annual meeting of stockholders of Sealy Corporation. The meeting will be held on Wednesday, April 14, 2010 at 9:00 a.m., local time, at the Grandover Resort & Conference Center, 1000 Club Road, Greensboro, North Carolina 27407.

At the meeting, you will be asked to:

(1) Elect the seven directors listed herein to serve until their successors are duly elected and qualified;

(2) Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending November 28, 2010;

(3) Approve the Amended and Restated Sealy Corporation Bonus Plan; and

(4) Transact any other business properly brought before the meeting and any adjournment or postponement thereof.

Sealy Corporation's board of directors set February 26, 2010 as the record date for the meeting. This means that owners of record of shares of Sealy common stock at the close of business on that date are entitled to:

- notice of and to vote at the meeting, and
- vote at the meeting and any adjournment or postponements of the meeting.

**We urge each stockholder to sign and return the enclosed proxy card or to use telephone or Internet voting.**

Sincerely,



Michael Q. Murray
*Senior Vice President, General Counsel & Secretary*

**This Notice of Annual Meeting, Proxy Statement and accompanying proxy card are being distributed to stockholders of record on or about March 5, 2010**

## TABLE OF CONTENTS

# SEALY CORPORATION
# ONE OFFICE PARKWAY
# TRINITY, NORTH CAROLINA 27370

## PROXY STATEMENT
**For the Annual Meeting of Stockholders to be Held on April 14, 2010**

## GENERAL INFORMATION ABOUT SEALY'S ANNUAL MEETING

We are providing this proxy statement in connection with the solicitation by the board of directors of Sealy Corporation ("Sealy") of proxies to be voted at our 2010 annual meeting of stockholders and at any adjournment or postponement of the annual meeting. You are cordially invited to attend the annual meeting, which will be held at the Grandover Resort & Conference Center, 1000 Club Road, Greensboro, North Carolina 27407, on Wednesday, April 14, 2010 at 9:00 a.m. local time. For directions to our annual meeting, please call the Grandover Resort and Conference Center at (336)294-1800 or visit its website at *www.grandover.com*.

***Stockholders Entitled to Vote***

The record date for the annual meeting is February 26, 2010. Only stockholders of record as of the close of business on that date are entitled to notice of and to vote at the annual meeting. On February 26, 2010, there were 94,710,510 shares of common stock outstanding.

***Required Vote***

The presence in person or by proxy of the holders of a majority of the shares outstanding on the record date is necessary to constitute a quorum for the transaction of business at the meeting. Each stockholder is entitled to one vote, in person or by proxy, for each share of common stock held as of the record date on each matter to be voted on. Abstentions and broker non-votes are included in determining whether a quorum is present. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power with respect to that item and has not received instructions from the beneficial owner. Under current New York Stock Exchange ("NYSE") rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on the proposals relating to the election of directors and the approval of the Amended and Restated Sealy Corporate Bonus Plan but will be able to vote those shares for the ratification of the appointment of Deloitte & Touche LLP.

Directors will be elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the annual meeting. Thus, an abstention will have no effect on the outcome of the vote on election of directors at the annual meeting. For the ratification of the appointment of Deloitte & Touche LLP, the affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote at the annual meeting is required. Abstentions will be counted as votes against the ratification of the appointment of Deloitte & Touche LLP. For the approval of the Amended and Restated Sealy Corporate Bonus Plan under current NYSE rules, approval of the Amended and Restated Sealy Corporate Bonus Plan requires the affirmative vote of a majority of the votes cast on the proposal, provided that a majority of the outstanding shares of common stock are voted on the proposal. Abstentions are considered "votes cast" under NYSE rules and thus will have the same effect as a vote "against" the proposal and will be counted in determining whether a majority of the outstanding shares of common stock are voted on the proposal. Broker non-votes will not count as votes cast "for" or "against" the proposal to approve the Amended and Restated Sealy Corporate Bonus Plan and will have no effect on the outcome of the proposal, assuming a majority of the outstanding shares of common stock are otherwise voted on the proposal.

## NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

**Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on April 14, 2010.**

**The Proxy Statement and Annual Report are available at http://www.sealy.com/secfilings/**

## BOARD RECOMMENDATIONS AND APPROVAL REQUIREMENTS

Delaware law and Sealy's certificate of incorporation and by-laws govern the vote on each proposal. The board of directors' recommendation is set forth together with the description of each item in this proxy statement. In summary, the board of directors' recommendations and approval requirements are:

### *PROPOSAL 1. ELECTION OF DIRECTORS*

**The first item to be voted on is the election of the seven directors listed herein to serve until their successors are duly elected and qualified. The board of directors has nominated *seven* people as directors, *six* of whom are currently serving as directors of Sealy.**

You may find information about these *seven* nominees, beginning on Page 4.

You may vote in favor of all the nominees, withhold your votes as to all nominees, or withhold your votes as to specific nominees. Assuming a quorum, each share of common stock may be voted for as many nominees as there are directors to be elected. Directors will be elected by a plurality of the votes cast. Stockholders may not cumulate their votes. Abstentions and broker non-votes will have no effect on the outcome of the vote on election of directors at the annual meeting.

**The board of directors unanimously recommends a vote FOR each director nominee.**

### *PROPOSAL 2. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*

**The second item to be voted on is the ratification of the appointment of Deloitte & Touche LLP as Sealy's independent registered public accounting firm for the fiscal year ending November 28, 2010.**

You may find information about this proposal beginning on Page 6.

You may vote in favor of the proposal, vote against the proposal or abstain from voting. Assuming a quorum, the proposal will pass if approved by a majority of the shares present in person or represented and entitled to vote on the matter. Abstentions will have the same effect as votes against the proposal and broker non-votes will have no effect on the outcome of the vote.

**The board of directors unanimously recommends a vote FOR the ratification of the appointment of Deloitte & Touche LLP as Sealy's independent registered public accounting firm.**

### *PROPOSAL 3. APPROVAL OF THE AMENDED AND RESTATED SEALY CORPORATION BONUS PLAN*

**The third item to be voted on is the approval of the Amended and Restated Sealy Corporation Bonus Plan.**

You may find information about this proposal beginning on Page 7.

You may vote in favor of the proposal, vote against the proposal or abstain from voting. Assuming a quorum, the proposal will pass if approved by a majority of the shares present in person or represented and entitled to vote on the matter. Abstentions will have the same effect as votes against the proposal and broker non-votes will have no effect on the outcome of the vote.

**The board of directors unanimously recommends a vote FOR the approval of the 2010 Sealy Corporation Bonus Plan.**

## *OTHER MATTERS TO COME BEFORE THE ANNUAL MEETING*

The board of directors is not aware of any other business to be presented for a vote of the stockholders at the annual meeting. If any other matters are properly presented for a vote, the people named as proxies will have discretionary authority, to the extent permitted by law, to vote on such matters according to their best judgment.

## PROXIES AND VOTING PROCEDURES

Your vote is important and you are encouraged to vote your shares promptly.

### *How Proxies are Voted*

You may vote by completing and mailing the enclosed proxy card; electronically by telephone or on the Internet by following instructions included on the proxy card; or by voting in person at the annual meeting. Each proxy will be voted as directed. However, if a proxy solicited by the board of directors does not specify how it is to be voted, it will be voted as the board of directors recommends—that is, FOR the election of the seven nominees for director named in this proxy statement, FOR the ratification of the appointment of Deloitte & Touche LLP as Sealy's independent registered public accounting firm for fiscal year ending November 28, 2010 and FOR the approval of the Amended and Restated Sealy Corporate Bonus Plan. If any other matters are properly presented at the annual meeting for consideration, such as consideration of a motion to adjourn the annual meeting to another time or place, the persons named as proxies will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. At the date this proxy statement went to press, we did not anticipate that any other matters would be raised at the annual meeting.

### *How to Revoke or Change Your Proxy*

If you submit a proxy and then wish to change your vote or vote in person at the annual meeting, you will need to revoke the proxy that you have submitted. You can revoke your proxy at any time before it is voted by delivery of a properly executed, later-dated proxy or a written revocation of your proxy. A later-dated proxy or written revocation must be received before the annual meeting by the Corporate Secretary of Sealy, Michael Q. Murray, at One Office Parkway, Trinity, North Carolina 27370, or it must be delivered to the Corporate Secretary at the annual meeting before proxies are voted. You will be able to change your proxy as many times as you wish prior to its being voted at the annual meeting and the last proxy received chronologically will supersede any prior proxies.

### *Method and Cost of Proxy Solicitation*

This proxy solicitation is being made on behalf of Sealy. The expense of preparing, printing and mailing this proxy statement is being paid by Sealy. Proxies may be solicited by officers, directors and employees of Sealy in person, by mail, telephone, facsimile or other electronic means. We will not specially compensate those persons for their solicitation activities. We have hired Georgeson Shareholder Communications to distribute and solicit proxies. We will pay Georgeson Shareholder Communications a fee of ***$1,200,*** plus reasonable expenses, for these services. In accordance with the regulations of the Securities and Exchange Commission and the New York Stock Exchange, we will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expense incurred in sending proxies and proxy materials to beneficial owners of our common stock.

### *Stockholder Director Nominations and Proposals for the 2011 Annual Meeting*

Any proposal to be presented at our 2011 Annual Meeting of Stockholders must be received at the Company's principal office no later than November 5, 2010, in order to be considered for inclusion in the Company's proxy materials for such meeting. Any such proposals must comply with the requirements of Rule 14a-8 under the Exchange Act of 1934, as amended (the "Exchange Act"), and be submitted in writing and addressed to the attention of the Corporate Secretary at One Office Parkway, Trinity, North Carolina 27370.

In accordance with our by-laws, proposals of stockholders intended to be presented at our 2011 Annual Meeting of Stockholders without inclusion of such proposals in our proxy statement and form of proxy relating to that meeting must be received by us at our principal executive office (listed above) not less than sixty days nor more than ninety days prior to the meeting; provided, that in the event that less than seventy days notice or prior public announcement of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the tenth day following the date on which such notice of the date of the annual meeting was mailed or such public announcement was made.

## PROPOSAL ONE

## ELECTION OF DIRECTORS

**The first agenda item to be voted on is the election of seven directors to serve until their successors are duly elected and qualified.**

### *General Information*

The board of directors currently consists of seven directors. Directors are generally elected for one-year terms. The term of office for all current directors expires at the annual meeting and thereafter until the person's successor has been duly elected and qualified.

This year's nominees have been nominated to serve for a one-year term expiring at the 2011 annual meeting of stockholders and thereafter until the person's successor has been duly elected and qualified. We have inquired of the nominees and determined that they will serve if elected. If, for any reason, any nominee becomes unavailable for election and the board of directors selects a substitute nominee, the proxies will be voted for the substitute nominee selected by the board of directors. The board of directors has no reason to believe that any of the named nominees is not available or will not serve if elected.

Six of the nominees are current directors of Sealy. Mr. Brian Carroll, who has been one of our directors for six years, has indicated that, since he now lives and works in England, he would prefer not to stand for re-election as a director this year and will resign when a new director is duly elected and qualified. As a result, based on the recommendation of a non-management director, our nominating/corporate governance committee has recommended, and our Board of Directors nominated, Mr. Stephen Ko for election as a director. A description of the background of each director nominee is set forth below.

*Nominees for Election at the Annual Meeting*

| Name | Age | Position |
|---|---|---|
| James W. Johnston | 63 | Director |
| Matthew W. King | 30 | Director |
| Stephen Ko | 36 | Director |
| Gary E. Morin | 60 | Director |
| Dean B. Nelson | 51 | Director |
| Paul J. Norris | 62 | Director, Non-Executive Chairman |
| Richard W. Roedel | 60 | Director |

*James W. Johnston.* Mr. Johnston, age 63, has been President and Chief Executive Officer of Stonemarker Enterprises, Inc., a consulting and investment company, since 1996. Mr. Johnston was Vice Chairman of RJR Nabisco, Inc., a diversified manufacturer of consumer products, from 1995 to 1996. He also served as Chairman and CEO of R. J. Reynolds Tobacco Co. from 1989 to 1995, Chairman of R. J. Reynolds Tobacco Co. from 1995 to 1996 and Chairman of R. J. Reynolds Tobacco International from 1993 to 1996. Mr. Johnston served on the board of RJR Nabisco, Inc. and RJR Nabisco Holdings Corp. from 1989 to 1996. From 1984 until joining Reynolds, Mr. Johnston was Division Executive, Northeast Division, of Citibank, N.A., a subsidiary of Citicorp, where he was responsible for Citibank's New York Banking Division, its banking activities in upstate New York, Maine and Mid-Atlantic regions, and its national student loan business. Mr. Johnston is also a member of the Board of Directors of Lance, Incorporated, a snack food company. He has been a director of our company since March 1993.

*Matthew W. King.* Mr. King, age 30, has been with KKR since 2003. He is currently a director with KKR Asset Management, the asset management arm of KKR. Prior to his current position, he was with KKR Capstone, the operational arm of KKR from 2003 through 2009. Prior to 2003, Mr. King was with McKinsey & Co., a strategic consulting firm, where he worked in a broad range of industries. He has been a director of our company since August 2009.

*Stephen Ko.* Mr. Ko, age 36, is a director with KKR, where he has been employed since 2005. He works primarily on investments in the consumer products industry for KKR. Prior to joining KKR, Mr. Ko was with the private equity group of The Blackstone Group from 2002 through 2005. He currently serves on the Board of Directors of Biomet, Inc., an orthopedic device company.

*Gary E. Morin.* Mr. Morin, age 60, was the Vice President and Chief Financial Officer of Lexmark International, Inc., a laser and ink jet printer and supplies company, from 1996 to 2000 and Executive Vice President and Chief Financial Officer from 2000 to 2005, where in addition to corporate finance functions, he was responsible for Lexmark's corporate communications, strategy and security functions. He retired in 2006 as Executive Vice President. Prior to joining Lexmark he held senior financial and operating positions with Huffy Corporation and Tambrands. He currently serves on the Board of Directors and is Chairman of the Compensation Committee of Citrix Systems, Inc., a global leader in application delivery infrastructure, and is also a director and on the Audit Committee of infoGROUP Inc., a leading provider of business and consumer databases. He has been a director of our company since July 2006.

*Dean B. Nelson.* Mr. Nelson, age 51, has been Chief Executive Officer of Capstone Consulting LLC, a strategic consulting firm, since March 2000. He is also Chairman, CEO, President and a director of PRIMEDIA Inc., a targeted media company. From August 1985 to February 2000, Mr. Nelson was employed by Boston Consulting Group, Inc., a strategic consulting firm, where he was a Senior Vice President from December 1998 to February 2000 and held various other positions from August 1985 to November 1998. He has been a director of our company since April 2004.

*Paul J. Norris.* Mr. Norris, age 62, was elected our Non-Executive Chairman in March 2008. He was the non-executive Chairman of W.R. Grace & Co., a specialty chemical and materials company, from May 2005 until January 2008, and has performed advisory services for KKR since 2001. He was Chief Executive Officer of W.R. Grace from 1998 through May 2005 and was also Chairman of W.R. Grace from 1999 through May 2005 (W.R. Grace filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code in April 2001). He currently serves on the Board of Directors of Nalco Corporation, a water, energy, air and process technologies and service company and FMC Corporation, a diversified chemical company. He has been a director of our company since January 2006.

*Richard W. Roedel.* Mr. Roedel, age 60, is currently a director and Chairman of the Audit Committee of Brightpoint, Inc., a wireless product distribution company, Luna Innovations Incorporated, which develops and manufactures new-generation products for the healthcare, telecommunications, energy and defense markets, Broadview Networks, Inc., a business communications provider, and Lorillard, Inc., a tobacco company. He is also a director and Audit Committee member for IHS, Inc., a business software company providing global critical information. From 1985 through 2000, Mr. Roedel was employed by the accounting firm BDO Seidman LLP, the U.S. member firm of BDO International, as an Audit Partner, being promoted in 1990 to Managing Partner in Chicago, and then to Managing Partner in New York in 1994, and finally in 1999 to Chairman and Chief Executive. Mr. Roedel joined the Board of Directors of Take-Two Interactive Software, Inc., a publisher of video games, in November 2002 and served in various capacities with that company through June 2005 including Chairman and Chief Executive Officer. Mr. Roedel is a director of the Association of Audit Committee Members, Inc., a non-profit association of audit committee members dedicated to strengthening the audit committee by developing best practices. Mr. Roedel is a Certified Public Accountant. He has been a director of our company since August 2006.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE NOMINEES LISTED ABOVE.**

## PROPOSAL TWO

## RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The second agenda item to be voted on is the ratification of the appointment of Deloitte & Touche LLP as independent registered public accounting firm for the fiscal year ending November 28, 2010.**

The audit committee of the board of directors has appointed Deloitte & Touche LLP to audit our consolidated financial statements for the fiscal year ending November 28, 2010. We are asking our stockholders to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm. Although stockholder ratification of the appointment is not required, the board of directors is submitting the appointment of Deloitte & Touche LLP to our stockholders for ratification as a matter of good corporate practice.

Even if the appointment is ratified, the audit committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Sealy and our stockholders. If the appointment is not ratified by our stockholders, the audit committee will reconsider the appointment.

A representative of Deloitte & Touche LLP is expected to attend the annual meeting and be available to respond to appropriate questions. The representative will be afforded an opportunity to make a statement, if he or she desires to do so.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE, LLP AS SEALY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.**

## PROPOSAL THREE

## APPROVAL OF THE AMENDED AND RESTATED SEALY CORPORATION BONUS PLAN

**The third agenda item to be voted on is the approval of the Amended and Restated Sealy Corporation Bonus Plan.**

## APPROVAL OF THE AMENDED AND RESTATED BONUS PLAN

The Amended and Restated Sealy Corporation Bonus Plan (the "Plan") was initially effective December 31, 1996, was subsequently amended in December 2008 and is being further amended in connection with this proposal. In this proposal, we are asking our shareholders to approve the Plan.

This proposal is being submitted to our shareholders in order to ensure the Plan complies with Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code denies a tax deduction for certain compensation in excess of $1,000,000 per year paid by a company to "Covered Employees". "Covered Employees" are determined at the end of the tax year and are the Chief Executive Officer plus the next three most highly compensated officers of the company (other than the Chief Financial Officer) whose compensation is reported to shareholders under applicable SEC rules. Certain compensation, including compensation based on the attainment of performance goals, is excluded from this deduction limit if certain requirements are met. Among these requirements is that the material terms pursuant to which the compensation is to be paid are disclosed and approved by shareholders prior to payment.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR"APPROVAL OF THE AMENDED AND RESTATED SEALY CORPORATION BONUS PLAN.**

### Description of the Plan

The following description of the Plan is not complete and is qualified by reference to the full text of the Plan, which is attached hereto as Appendix A.

*Purpose.* The Plan is a bonus plan designed to provide certain of our employees with incentive compensation based upon the achievement of pre-established performance goals. The Plan is intended to comply with the performance based compensation exemption from Section 162(m) of the Internal Revenue Code. The purposes of the Plan is to: (i) attract and retain employees in key positions; (ii) motivate participants toward achieving our objectives; and (iii) reward participants for their contributions to our success.

*Administration.* The Plan is to be administered and operated by the Compensation Committee of our board of directors. The Compensation Committee may delegate its authority under the Plan, except in cases where such delegation would disqualify compensation paid under the Plan which is intended to be exempt under Section 162(m) of the Internal Revenue Code.

*Participation.* Participants in the Plan are selected during each performance period by the Compensation Committee from our exempt salaried employees. Participants are assigned to a bonus group at the sole discretion of the Compensation Committee, with groupings generally as follows:

| | |
|---|---|
| Group 8 . . . | Selected Senior Company Executives |
| Group 7 . . . | Senior Company Executives |
| Group 6 . . . | Corporate and Regional Sales & Operations Vice Presidents |
| Group 5 . . . | Other Senior Management |
| Group 4 . . . | Plant Managers, Sales Managers |
| Group 3 . . . | Other Middle Management |
| Group 2 . . . | Senior Professionals and Plant Supervisors |
| Group 1 . . . | Selected Exempt Employees |

Our non-exempt employees (*i.e.*, employees eligible for overtime) and sales representatives are not eligible to participate in the Plan. Participants may be added or have their group changed during a performance period on a pro-rated basis at the discretion of the Compensation Committee. Currently we have 551 employees that participate in the Plan in the following Groups: Group 1—64; Group 2—348; Group 3—21; Group 4—74; Group 5—16; Group 6—13; Group 7—8; and Group 8—7.

*Awards.* The Plan provides for the payment of bonuses in the form of lump-sum cash payments.

*Bonuses.* The Compensation Committee will establish the performance periods over which performance objectives will be measured. A performance period may be for a fiscal year or a multi-year cycle, as determined by the Compensation Committee. No later than 90 days after each performance period begins (or such other date as may be required or permitted by Section 162(m) of the Internal Revenue Code), the Compensation Committee will establish (1) the performance objective or objectives that must be satisfied for a participant to receive a bonus for such performance period, and (2) the target incentive bonus for each participant.

*Performance Criteria.* Performance objectives will be based upon one or more of the following criteria, as determined by the Compensation Committee: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per share; (v) book value per share; (vi) return on shareholders' equity; (vii) expense management; (viii) return on investment; (ix) improvements in capital structure; (x) profitability of an identifiable business unit or product; (xi) maintenance or improvement of profit margins; (xii) stock price; (xiii) market share; (xiv) revenues or sales; (xv) costs; (xvi) cash flow; (xvii) working capital; (xviii) return on assets; (xix) total shareholder return; (xx) enterprise value; (xxi) total business return; (xxii) return on invested capital; and (xxiii) return on investment. The foregoing criteria may relate to us, one or more of our subsidiaries or one or more of our divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Compensation Committee shall determine. The performance measures and objectives established by the Compensation Committee may be different for different fiscal years and different objectives may be applicable to different officers and employees.

The Compensation Committee will (x) determine, as soon as practicable after the applicable performance period ends but in no event later than February 25th of the year immediately following the fiscal year in respect of which bonuses under the Plan may be payable, (i) whether and to what extent any of the performance objectives established for such performance period have been satisfied, and (ii) for each participant employed through the last day of the applicable performance period, except as otherwise provided for in the Plan, the actual bonus to which such participant shall be entitled, taking into consideration the extent to which the performance objectives have been met and (y) on February 25th of the year immediately following the fiscal year in respect of which the applicable bonuses are payable, cause such bonus to be paid to such participant. The Compensation Committee has absolute discretion to reduce or eliminate the amount otherwise payable to any participant under the Plan and to establish rules or procedures that have the effect of limiting the amount payable to each participant to an amount that is less than the maximum amount otherwise authorized as that participant's target incentive bonus. No participant may receive a bonus under the Plan, with respect of any fiscal year, in excess of $2.5 million.

*Target Incentive Bonuses.* No later than 90 days after each performance period begins (or such other date as may be required or permitted under Section 162(m) of the Internal Revenue Code), the Compensation Committee shall establish target incentive bonuses for each individual participant. Unless otherwise determined by the Compensation Committee, the percentage of a participant's annual rate of base salary to be used in the bonus award calculation for each group shall increase from zero to a stated maximum as performance exceeds the minimum goal according to the following schedule of bonus awards:

| GROUP | MINIMUM | TARGET | MAXIMUM |
|---|---|---|---|
| 8..... | (as determined by the Compensation Committee for each participant) | | |
| 7..... | 0% | 35% | 70% |
| 6..... | 0% | 30% | 60% |
| 5..... | 0% | 25% | 50% |
| 4..... | 0% | 20% | 40% |
| 3..... | 0% | 15% | 30% |
| 2..... | 0% | 10% | 20% |
| 1..... | 0% | 5% | 10% |

Unless otherwise determined by the Compensation Committee in its sole discretion, bonus awards under the Plan will be calculated as a percentage of a participant's weighted average annual rate of base salary in effect for the performance period for which a bonus is payable.

*Termination of Employment.* To the extent permitted under Section 162(m) of the Internal Revenue Code if an award is intended to qualify as performance based compensation within the meaning of Section 162(m) of the Internal Revenue Code, if a participant dies or terminates employment due to disability or retirement, in each case, prior to the last day of a performance period, the participant may receive an annual bonus equal to the bonus otherwise payable to the participant based on actual company performance for the applicable performance period, pro-rated for the days of employment during the performance period. If a participant's employment terminates for any other reason, such participant will not receive a bonus.

*Partial Performance Period.* To the extent permitted under Section 162(m) of the Internal Revenue Code if an award is intended to qualify as performance based compensation within the meaning of Section 162(m) of the Internal Revenue Code, if a participant is hired or rehired after the beginning of a performance period, but prior to November 1 of such performance period, the participant may receive an annual bonus equal to the bonus otherwise payable to the participant based on actual company performance for the applicable performance period, pro-rated for the days of active employment during the performance period.

*Leave of Absence.* To the extent permitted under Section 162(m) of the Internal Revenue Code if an award is intended to qualify as performance based compensation within the meaning of Section 162(m) of the Internal Revenue Code, if a participant experiences a period of unpaid leave of absence (whether by layoff, workers compensation leave or other leave of absence) for a continuous period of 30 days or more during a performance period for which a bonus is payable, the participant may receive an annual bonus equal to the bonus otherwise payable to the participant based upon actual company performance for the applicable performance period, pro-rated for the days of active employment during the performance period.

*Transfers of Employment.* To the extent permitted under Section 162(m) of the Internal Revenue Code if an award is intended to qualify as performance based compensation within the meaning of Section 162(m) of the Internal Revenue Code, a participant who is hired, transferred or promoted during a performance period for which a bonus is payable hereunder, will receive a pro-rated bonus based upon the number of days worked in each position during the performance period and at each location/segment and in each group. Hires, transfers or promotions which occur after October 31 of a performance period shall not take effect for bonus purposes until the next performance period, if any.

*Payment of Awards.* Payment of any bonus amount is made to participants on February 25th of the year immediately following the fiscal year in respect of which the bonus amount is payable, after the Compensation Committee certifies that one or more of the applicable objectives has been attained, or, where the Compensation Committee will reduce, eliminate or limit the bonus, as described above, the Compensation Committee determines the amount of any such reduction.

*Amendment and Termination of Plan.* Our board of directors or the Compensation Committee may at any time amend, suspend, discontinue or terminate the Plan, subject to stockholder approval if such approval is necessary to continue to qualify the amounts payable under the Plan under Section 162(m) of the Internal Revenue Code or any other applicable law or regulation if such amounts are intended to be so qualified. The Plan will remain in effect until such time as it is terminated by the board of directors or the Compensation Committee.

*Tax Consequences.* The following is a brief summary of the principal U.S. federal income tax consequences of transactions under the Plan, based on current U.S. federal income tax laws. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things does not describe state, local or foreign tax consequences. In general, a participant in the Plan will recognize ordinary compensation income upon receipt of a bonus under the Plan in the amount of such bonus. Income and payroll taxes are required to be withheld by the participant's employer on the amount of ordinary income resulting to the participant from receipt of the bonus. The amount recognized as ordinary compensation income to a participant may be deductible by the participant's employer for federal income tax purposes.

**Equity Compensation Plan Information**

The following table sets forth information as of November 29, 2009 regarding the Company's equity compensation plans. The only plan pursuant to which the Company may make equity grants is the Sealy Corporation 2004 Stock Option Plan (the "2004 Plan") that was approved by the Board of Directors and the Company's Shareholders on April 6, 2004. The 2004 Plan was intended to replace the Sealy Corporation 1998 Stock Option Plan (the "1998 Plan"). Since the 2004 Plan was approved, no further grants have been made under the 1998 Plan except in connection with the modification of awards outstanding under the 1998 Plan in fiscal 2009. This modification was made to give effect to the dilution caused by the issuance of the rights for the Convertible Notes.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders(1) . . . . . . . . . . . . . . . | 29,230,604 | $4.46 per share | 11,727,471(2) |

(1) These numbers include the 2004 Plan and the 1998 Plan. The weighted average exercise price in column (b) of the table reflects all such stock options. Restricted shares, restricted share units and shares of deferred stock or phantom stock units that may be settled in shares of common stock are included in column (a) of the table, but are not included in column (b) for purposes of determining the weighted average exercise price of stock options. The Company has issued restricted share units under the 2004 Plan during fiscal 2009. The issuance of these restricted share units has been considered in column (a) and (c) above.

(2) These are shares available for grant as of November 29, 2009 under the 2004 Plan pursuant to which the compensation committee of the Board of Directors may make various share-based awards including grants of cash and cashless exercise stock options, restricted share awards, restricted share units, stock appreciation rights and/or dividend equivalent rights to management and other key employees on terms and subject to conditions as established by the compensation committee of our Board of Directors or certain of the committee's designees. The 2004 Plan was amended in fiscal 2009 to increase the number of shares available for issuance under the plan to 40,190,000 shares of our Class A common stock for grants. If stock options granted under the 2004 Plan are forfeited or otherwise terminated, then the shares underlying that grant will become available for a subsequent grant under the 2004 Plan. To the extent shares underlying forfeited or otherwise terminated options have become available for subsequent grants as of November 29, 2009, they are included in the table as available for grant.

## OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the annual meeting for action by stockholders, proxies in the enclosed form returned to Sealy will be voted in accordance with the recommendation of the board of directors, or in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

## CORPORATE GOVERNANCE AND RELATED MATTERS

### *Director Independence*

Prior to October 7, 2009, KKR beneficially owned and had the right to vote over 50% of the outstanding shares of our common stock. As a result, we availed ourselves of the "controlled company" exception under the NYSE rules which eliminated the requirements that we have a majority of independent directors on our board of directors, compensation committee and nominating/corporate governance committee. Prior to October 7, 2009, we had a compensation committee with only one independent director and a nominating/corporate governance committee composed entirely of non-independent directors. Shortly after October 7, 2009 an independent director was added to the nominating/corporate governance committee. At all times since March 2007, which was within one year of our April 2006 initial public offering, we have had an audit committee consisting of three members who are independent directors.

After October 7, 2009, as a result of some of our May 2009 senior secured convertible notes being converted into shares of our common stock, KKR beneficially owned and had the right to vote approximately 49.2% of the outstanding shares of our common stock. As a result, we can no longer avail ourselves of the "controlled company" exception under the NYSE's rules. Therefore, we are currently complying with the NYSE's transition rules for a company which is no longer a "controlled company" and shortly after October 7, 2009 we added an independent director to the nominating/corporate governance committee. On January 4, 2010 (within 90 days of the loss of the controlled company exemption) our compensation committee and nominating/corporate governance committees each had a majority of independent directors as members. By October 7, 2010 (one year after the loss of the controlled company exemption) we plan to have a majority of our directors be independent and have only independent directors on our audit, compensation and nominating/corporate governance committees.

The nominating/corporate governance committee of the board of directors has determined that James W. Johnston, Gary E. Morin and Richard W. Roedel are independent directors within the meaning of applicable NYSE listing standards and the applicable provisions of the Securities Exchange Act of 1934, as amended. When making "independence" determinations, the nominating/corporate governance committee and the board of directors shall broadly consider all relevant facts and circumstances, as well as any other facts and considerations specified by the NYSE, by law or by any rule or regulation of any other regulatory body or self-regulatory body applicable to Sealy. When assessing the materiality of a director's relationship with Sealy, the board of directors shall consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation.

***Meetings of the Board of Directors***

The board of directors is required to meet at least four times annually, or more frequently as circumstances dictate. The board of directors met eight times in fiscal 2009 either in person or by telephone. All directors are expected to participate, whether in person or by telephone, in all board meetings. Each director attended at least 75% of all board of directors and applicable committee meetings during fiscal 2009. The Company does not have a formal policy with respect to attendance by our directors at our annual meeting of the shareholders. All directors are encouraged to attend the Company's annual shareholders meetings. All directors then standing for election, did attend the 2008 annual meeting of stockholders held on April 22, 2009.

***Audit Committee***

Our audit committee currently consists of Richard W. Roedel, James W. Johnston, and Gary E. Morin. Mr. Roedel is the chairperson of the audit committee. The board of directors has determined that all members of the audit committee are financially literate and meet the independence and expertise requirements mandated by the applicable New York Stock Exchange listing standards, Section 10A(m)(3) of the Exchange Act and our independence standards. Mr. Roedel and Mr. Morin have each been designated by the board of directors as an "audit committee financial expert". Mr. Roedel currently serves on the audit committees of five other public companies and is the Chairman of four of those audit committees. The nominating/corporate governance committee and the board of directors reviewed Mr. Roedel's obligations as a member of other audit committees in accordance with New York Stock Exchange rules and determined that his simultaneous service on those other audit committees does not impair his ability to effectively serve on Sealy's audit committee.

Our audit committee is responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) monitoring the integrity of our financial statements, and internal controls over financial reporting, (4) the independent accountant's qualifications and independence, including annual review of the independent auditor's report describing the audit firm's internal quality control procedures, and any material issues raised by the most recent quality control review or peer review, and the PCAOB Inspection Report, (5) oversight and evaluation of the performance of the independent accountants and our internal audit function, (6) compliance with respective legal and regulatory requirements, (7) review of earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (8) risk assessment and risk management, (9) meeting separately, periodically, with management, internal auditors and the independent auditor, (10) reviewing with the independent auditor any audit problems or difficulties and managements' response, (11) setting clear hiring policies for employees or former employees of the independent auditors, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (13) reporting regularly to the full board of directors.

The audit committee has adopted a formal policy concerning the pre-approval of audit and non-audit services to be provided by our independent registered public accounting firm. The policy requires that all services to be performed by Deloitte & Touche LLP, including audit services, audit-related services and permitted non-audit services, be pre-approved by the audit committee. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is subject to a budget. Specific services being provided by the independent accountants are regularly reviewed in accordance with the pre-approval policy and the audit committee may pre-approve particular services on a case-by-case basis. The audit committee has delegated the authority to grant pre-approvals to Mr. Roedel, the audit committee chair, when the full audit committee is unable to do so. At each subsequent audit committee meeting, the audit committee reviews these pre-approvals, receives updates on the services actually provided by the independent accountants, and management may present additional services for approval. For fiscal 2009, the audit committee pre-approved all audit, audit-related and non-audit services performed by Deloitte & Touche LLP.

Our audit committee is required to meet at least four times annually, or more frequently as circumstances dictate. The committee met twenty-seven times in fiscal 2009. As the audit committee is composed entirely of independent directors, many of its 2009 meetings were related to the Company's refinancing in May 2009. We do not expect the audit committee to meet as frequently in fiscal 2010.

Our board of directors has adopted a written charter for the audit committee, which is available on our website at *www.sealy.com* in the "Investor Relations—Corporate Governance" section.

***Compensation Committee***

Our compensation committee currently consists of James W. Johnston, Gary Morin and Paul Norris. Mr. Johnston is the chairperson of the compensation committee. Our nominating/corporate governance committee has determined that Messrs. Johnston and Morin are both independent directors and that Mr. Norris is not independent, as permitted by the NYSE transition rules for a formerly "controlled company". For more information on director independence and the NYSE transition rules for a formerly "controlled company" see "Director Independence" beginning on page 11.

The compensation committee operates pursuant to a charter which delegates responsibility for the compensation and benefits of Sealy's executive officers and other members of senior management to the compensation committee. The compensation committee is primarily responsible for:

- discharging the responsibilities of the board of directors to the stockholders, potential stockholders and investment community with respect to our compensation and benefit programs and compensation of our executives; and
- producing an annual report on executive compensation for inclusion in our annual proxy statement, in accordance with applicable NYSE, Securities and Exchange Commission and other regulatory bodies.

Our compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our executive officers, (3) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with the CEO on the selection of officers and evaluation of executive performance and other related matters, (5) administration of stock plans and other incentive compensation plans and (6) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. Pursuant to its charter, our compensation committee is responsible for management continuity and succession plans related to the CEO and other executive officer positions. At least annually, the compensation committee reviews management performance and succession plans for senior management.

Our compensation committee is required to meet at least two times annually or more frequently, as circumstances dictate. Our compensation committee met nine times in fiscal 2009.

Our board of directors has adopted a written charter for the compensation committee, which is available on our website at *www.sealy.com* in the "Investor Relations—Corporate Governance" section and upon written request by our stockholders at no cost.

***Compensation Committee Interlocks and Insider Participation***

The compensation levels of our executive officers are currently determined by the compensation committee as described in this proxy statement. None of the members of Sealy's compensation committee during fiscal 2009 or as of the date of this proxy is or has been an officer or employee of Sealy. None of our executive officers has served on the compensation committee or board of any company that employed any member of Sealy's compensation committee or Sealy's board of directors.

***Nominating /Corporate Governance Committee***

Our nominating/corporate governance committee consists of James W. Johnston, Gary E. Morin, and Dean B. Nelson. Our nominating/corporate governance committee has determined that Messrs. Johnston and Morin are both independent directors and that Mr. Nelson is not independent, as permitted by the NYSE transition rules for a formerly "controlled company". Mr. Nelson is the chairperson of the nominating/corporate governance committee.

The nominating/corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) overseeing evaluations of the board of directors and its members, (3) screening and recommending to the board of directors individuals qualified to become executive officers and (4) handling such other matters that are specifically delegated to the nominating/corporate governance committee by the board of directors from time to time.

In nominating candidates to serve as directors, the board of directors' objective, with the assistance of the nominating/corporate governance committee or nominees recommended by security holders (as further discussed below), is to select individuals with skills and experience that can be of assistance to management in operating our business. When evaluating the recommendations of the nominating/corporate governance committee, the board of directors considers whether individual directors possess the following personal characteristics: integrity, accountability, informed judgment, financial literacy, mature confidence and high performance standards. The board of directors as a whole should possess all of the following core competencies, with each candidate contributing knowledge, experience and skills in at least one domain: accounting and finance, business judgment, management, industry knowledge, leadership and strategy/vision. In the past we have used search firms to identify director candidates. No search firm was used this year to identify director candidates. For a description of the procedures for stockholders to submit proposals regarding director nominations, see "Director Candidate Recommendations by Stockholders" below.

Our nominating/corporate governance committee is required to meet at least two times annually or more frequently as circumstances dictate. Our nominating/corporate governance committee met twice in fiscal 2009

Our board of directors has adopted a written charter for the nominating/corporate governance committee, which is available at our website at *www.sealy.com* in the "Investor Relations—Corporate Governance" section.

***Presiding Director of Non-Management Executive Sessions***

The Non-Executive Chairman presides at each executive session of non-management members of the board of directors and in his absence the non-management directors in attendance will determine which of them will conduct such session. Currently, none of the members of our board of directors is a member of our management team. At each quarterly meeting of our board of directors there is an executive session.

***Corporate Governance Guidelines***

The board of directors has adopted Corporate Governance Guidelines which set forth the board of directors' core principles of corporate governance and are designed to promote its effective functioning and assist the board of directors in fulfilling its responsibilities. The board of directors will review and amend these guidelines from time to time as it deems necessary and appropriate. The Corporate Governance Guidelines are available on our website at *www.sealy.com* in the "Investor Relations—Corporate Governance" section.

***Code of Business Conduct and Ethics***

We are committed to conducting business in accordance with the highest ethical standards and all applicable laws, rules and regulations. We have adopted a Code of Business Conduct and Ethics that applies to our employees, executive officers and directors. Our Code of Business Conduct and Ethics is available on our website at *www.sealy.com*, in the "Investor Relations—Corporate Governance" section by clicking on "Code of Business Conduct and Ethics" near the top of that page. If the Company ever were to amend or waive any provision of its Code of Business Conduct and Ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, the Company intends to satisfy its disclosure obligations with respect to any such waiver or amendment by posting such information on its internet website set forth above rather than by filing a Form 8-K.

***Director Candidate Recommendations by Stockholders***

The nominating/corporate governance committee will consider director candidates recommended by stockholders. Each director candidate recommendation by a stockholder should be accompanied by certain information relating to the stockholder making such recommendation, as well as information concerning the recommended candidate, including the name, address and relevant qualifications of the recommended candidate. A stockholder who wishes to recommend a candidate for election to the board of directors should submit it to the nominating/corporate governance committee by November 5, 2010:

By mail:

Stockholder Director Recommendation
Nominating/Corporate Governance Committee
c/o: Senior Vice President, General Counsel, & Secretary
Sealy Corporation
One Office Parkway
Trinity, North Carolina 27370

By fax:

(336) 861-3786

***Stockholder or Other Interested Party Communications with the Board of Directors***

Any stockholder or other interested party may communicate with (i) the board of directors as a whole, (ii) the independent directors as a group, (iii) any individual member of the board of directors or (iv) the Presiding Director, or (v) any committee of the board of directors by submitting those communications to the appropriate person or group:

By mail:

Stockholder or Other Interested Party Communication to the Board of Directors
[Name of Appropriate Person or Group]
c/o: Senior Vice President and Secretary
Sealy Corporation
One Office Parkway at Sealy Drive
Trinity, North Carolina 27370

By fax:

(336) 861-3786

All appropriate communications received by the Senior Vice President, General Counsel & Secretary will be forwarded to the appropriate person or group. Inappropriate communications include those not related to the duties or responsibilities of the board of directors. In addition, the receipt of any accounting, internal controls or audit-related complaints or concerns will be forwarded to the audit committee.

A copy of these procedures is available on our website at *www.sealy.com* in the "Investor Relations—Corporate Governance" section.

***Director Compensation***

Our non-employee directors each receive a retainer of $40,000 per year plus $1,500 for each board meeting attended in person and $500 for each board meeting attended by telephone. The board committee members receive an additional annual retainer of $22,000 for the Chairman of the audit committee, $4,000 for other committee chairs, $10,000 for other audit committee members, and $2,000 for members of other Board committees. Committee members are paid $1,000 for each meeting attended in person and $500 per telephonic meeting attended. All fees are paid on a quarterly basis. Annually, each director may elect to defer all or a portion of their fees as a Sealy director into phantom share units under the Sealy Director's Deferred Compensation Plan. Under this plan, on the date director fees become payable, Sealy credits the deferred compensation account of each director with the number of phantom share units of Sealy's common stock which is equal to the deferred portion of any fee due the director at such time, divided by the per share market value of Sealy's shares on that date. Sealy also credits each director's deferred compensation account with the number of phantom share units equal to any cash dividends (or the fair market value of dividends paid in property other than dividends payable in common stock) payable on the number of shares of common stock represented in each director's deferred compensation account divided by Sealy's per share stock value on the dividend payment date.

Distributions from a director's deferred compensation account shall be paid in Sealy's common stock or the cash equivalent thereof, at the election of Sealy, and shall begin on either the first day of the calendar year following or six months following (whichever is later), the later of the attainment of the director's retirement date (as indicated in the director's deferral election) or separation from Sealy's board of directors.

On June 12, 2009 as part of the Company's 2009 Debt Restructuring ("Refinancing"), which is discussed in "Compensation Discussion and Analysis" beginning on page 29, the Compensation Committee modified the terms of outstanding phantom share units held by Sealy's directors under the Sealy Director's Deferred Compensation Plan to give effect to the dilution caused by the issuance of the rights for the Convertible Notes ("Rights"). That change was to increase the number of phantom shares units held under the plan by 32.7696%. This was the same percentage change applied at that time to employee restricted share unit (RSU) awards under the Company's 2004 Stock Option Plan, which is discussed in "Compensation Discussion and Analysis" beginning on page 29. This resulted in an increase in the number of phantom share units by a total of 62,955 units.

On November 23, 2008, our three independent directors (Messrs. Johnston, Morin and Roedel) were each granted 60,000 stock options to acquire shares of Sealy common stock at its then current fair market value of $2.18 per share. The options have a term of seven years with one-third vesting on each of the first three anniversaries of the grant date, if the grantee remains a Sealy director on that date. On June 12, 2009, our three independent directors (Messrs. Johnston, Morin and Roedel) were each granted restricted stock units ("RSUs") that accrete at an 8% annual rate compounded semi-annually until vested and vest 25% per year, as long as the grantee remains a Sealy director until such date. On June 12, 2009, the Nominating/Governance Committee awarded the three independent directors a special bonus for their hard work on the Audit Committee and the Compensation Committee related to the Company's 2009 refinancing. Those bonuses to the independent directors were $25,000 to the Chairman of the Audit Committee, $15,000 to each member of the Audit Committee and $10,000 to the Chairman of the Compensation Committee.

**Director Compensation Table**

The following table details the compensation elements provided to each non-employee director for fiscal year 2009.

| | Fees Earned or Paid in Cash ($)(1) | Stock Awards ($)(2) | Option Awards ($)(3) | All Other Compensation ($)(4) | Total ($) |
|---|---|---|---|---|---|
| Mr. Bellas(5) | $18,000 | | | — | $ 18,000 |
| Mr. Carroll | $58,000 | | | $23,576 | $ 81,576 |
| Mr. Johnston | $84,000 | $10,127 | $44,901 | $39,288 | $178,316 |
| Mr. King(6) | $ 5,000 | | | — | $ 5,000 |
| Mr. Morin | $72,500 | $10,127 | $44,901 | $15,000 | $142,528 |
| Mr. Nelson | $49,500 | | | $20,634 | $ 70,134 |
| Mr. Norris | $53,000 | | | $15,750 | $ 68,750 |
| Mr. Roedel | $85,500 | $10,127 | $44,901 | $47,468 | $187,996 |
| Mr. Stuart(7) | $25,000 | | | $18,504 | $ 43,504 |

(1) For calendar year 2009 the following directors elected to have the indicated percentage of their directors fees paid in cash: Mr. Bellas—100%; Mr. Johnston—100%; Mr. King—50%; Mr. Morin—100%; Mr. Stuart—100%. The balance of all other directors fees were deferred into Sealy stock units under the Sealy Director's Deferred Compensation Plan described above. As of November 29, 2009, the following directors held the indicated number of Sealy share units under the Sealy Director's Deferred Compensation Plan: Mr. Bellas—0; Mr. Carroll—60,085; Mr. Johnston—28,943; Mr. King—765; Mr. Morin—0; Mr. Nelson—52,452; Mr. Norris—44,504; Mr. Roedel—66,901 and Mr. Stuart—37,485.

(2) On June 12, 2009, our three independent directors were each granted 20,000 restricted stock units which accrete at an 8% annual rate compounded semi-annually until vested and vest 25% per year, as long as the grantee remains a Sealy director until such date. The amounts in this column are

calculated using the same valuation methodology we use for financial reporting purposes in accordance with FASB authoritative guidance, formerly SFAS 123(R). The impact of estimated forfeitures related to service-based vesting conditions is not included in this calculation, in accordance with SEC rules. As a result, these amounts do not reflect the amount of compensation actually received by the Director during the fiscal year. The basis and assumptions for the valuation of these options is set out in Footnote 3 to Sealy's Consolidated Financial Statements contained in Sealy's Form 10-K for the fiscal year ended November 29, 2009. As of November 29, 2009 Mr. Johnston, Mr. Morin and Mr. Roedel each held 20,000 restricted stock units, none of which were vested.

(3) On November 23, 2008, our three independent directors were each granted 60,000 stock options with a maximum seven year term and a fair market value exercise price ($2.18 per share) that vests 1/3rd on each of the first three anniversaries of the grant date. These are the only options that have ever been granted to any of our directors. As of November 29, 2009, all of these options were outstanding and 1/3rd of them had vested. On June 12, 2009, in conjunction with the Company's refinancing, the exercise price on these options was reduced to $1.64. The amounts in this column for each grantee reflects the expense recognized related to this original grant ($41,967) as well as the modification of the awards ($2,934) and are calculated using the same valuation methodology we use for financial reporting purposes in accordance with FASB authoritative guidance, formerly SFAS 123(R). The impact of estimated forfeitures related to service-based vesting conditions is not included in this calculation, in accordance with SEC rules. As a result, these amounts do not reflect the amount of compensation actually received by the Director during the fiscal year. The basis and assumptions for the valuation of these options are set out in Footnote 3 to Sealy's Consolidated Financial Statements contained in Sealy's Form 10-K for the fiscal year ended November 29, 2009. As of November 29, 2009 Mr. Johnston, Mr. Morin and Mr. Roedel each held stock options for 60,000 shares of our common stock, of which 20,000 options held by each such director were then vested.

(4) The amounts in this column reflect both the special bonuses paid to the Company's three independent directors on June 12, 2009 and the fair value on the grant date of the modifications related to the Company's 2009 refinancing made to the outstanding phantom share units held by the directors under the Sealy Director's Deferred Compensation Plan. The special bonus amounts were as follows: Mr. Johnston—$25,000, Mr. Morin—$15,000, and Mr. Roedel—$25,000. The amounts in this column related to the modification of director phantom share units are calculated using the same valuation methodology we use for financial reporting purposes in accordance with FASB authoritative guidance. The impact of estimated forfeitures related to service-based vesting conditions is not included in this calculation, in accordance with SEC rules. As a result, these amounts do not reflect the amount of compensation actually received by the director during the fiscal year. The basis and assumptions for the valuation of these options is set out in Footnote 3 to Sealy's Consolidated Financial Statements contained in Sealy's Form 10-K for the fiscal year ended November 30, 2008. The amounts include the value of the change in the number of phantom share units.

(5) Mr. Bellas was elected as a director on April 22, 2009 and resigned as a director on August 28, 2009.

(6) Mr. King was elected as a director on August 28, 2009.

(7) Mr. Stuart's term as a director ended on April 22, 2009.

**Limitation on Directors' Liability and Indemnification**

Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Under Delaware law, a director will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

- breach of his or her duty of loyalty to us or our stockholders;
- acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
- any transaction from which he or she derived an improper personal benefit.

Our amended and restated by-laws provide that we:

- are required to indemnify our directors and executive officers to the maximum extent permitted by Delaware law;
- may indemnify our employees and agents as set forth in Delaware General Corporation Law, subject to very limited exceptions;
- are required to advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding; and
- may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding.

We also maintain directors' and officers' liability insurance to cover our directors, executive officers and some of our employees for liabilities, including liabilities under securities laws. We believe that the provisions contained in our certificate of incorporation, amended and restated by-laws and our insurance coverage are necessary to attract and retain qualified persons as directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and amended and restated by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.

At present, we are not aware of any pending litigation or proceeding involving any of our directors or executive officers in which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

## AUDIT COMMITTEE REPORT AND AUDIT FEES

***Audit Committee Report***

The audit committee reviews Sealy's financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on those audited consolidated financial statements in conformity with accounting principles generally accepted in the United States. The independent registered public accounting firm is also responsible for expressing an opinion on the effectiveness of the Company's internal controls over financial reporting.

In fulfilling its responsibilities, the audit committee has reviewed and discussed the audited consolidated financial statements contained in Sealy's Annual Report on Form 10-K for the year ended November 29, 2009 and management's assessment of the effectiveness of the company's internal controls over financial reporting and Deloitte & Touche LLP's evaluation of the company's internal controls over financial reporting with Sealy's management and independent registered public accounting firm. The audit committee has also discussed with the independent registered public accountant the matters required to be discussed by *Public Company Accounting Oversight Board* (United States) Auditing Standards AU Section 380 (Communication with Audit Committees) and Rule 2-07 of SEC Regulation S-X, including the quality, not just the acceptability of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. In addition, the audit committee has received the written disclosures and letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence and has discussed with the independent registered accounting firm their independence.

Based on the reviews and discussions referred to above, the audit committee approved the audited consolidated financial statements and recommended to the board of directors that they be included in Sealy's Annual Report on Form 10-K for the year ended November 29, 2009, for filing with the Securities and Exchange Commission. The audit committee has also selected Deloitte & Touche LLP as Sealy's independent registered public accounting firm and is presenting the selection to the stockholders for ratification.

Richard W. Roedel, *Chairperson*
James W. Johnston
Gary E. Morin

**Audit and Related Fees**

The following table summarizes aggregate fees billed to us by Deloitte & Touche LLP for the fiscal years ended November 29, 2009 and November 30, 2008, with the following notes explaining the services underlying the table captions:

| | 2009 | 2008 |
|---|---|---|
| | (thousands) | |
| Audit fees(1) | $1,447 | $1,312 |
| Audit-related fees(2) | 262 | 302 |
| Tax fees | 5 | 5 |
| All other fees(3) | 645 | 6 |
| Total | $2,359 | $1,625 |

(1) Includes fees for the audit of our annual consolidated financial statements.

(2) Includes fees for international statutory audits as well as services related to our various public filings, including the Form 10-Q filings.

(3) Includes fees related to the Company's refinancing in 2009.

For additional information, please see "Audit Committee" beginning on page **12**.

# EXECUTIVE COMPENSATION

## Compensation Discussion and Analysis

*Summary of Key Areas for Fiscal 2009*

Fiscal 2009 was another challenging year for the Company, with a weak economy and a significant drop in mattress industry sales. As a result, management aggressively pursued sales opportunities and expense reductions, including eliminating salary merit increases for all executives, imposing strict limits on hiring and making no profit sharing contributions in the first half of 2009. During this difficult year, management was able to reduce the Company's selling. general & administrative expenses as well as increase Adjusted EBITDA.

In May 2009 we announced a comprehensive plan to refinance our existing senior secured credit facilities and replace them with indebtedness that has longer-dated maturities and eliminates quarterly financial ratio based covenants. Under this refinancing we entered into a new asset-based revolving credit facility, issued new senior secured notes and issued $177.1 million in senior secured convertible paid in kind ("PIK") notes (the "Convertible Notes"), which may be converted into between 177 million to 300 million new Sealy common shares over the next seven years. While this refinancing did strengthen the Company's financial position, it did reduce the value of management's existing long term compensation, which was primarily in stock options that were mostly out of the money. Since stock options and restricted share units did not receive the rights to purchase convertible notes that were given to the holders of the Company's common stock, this further reduced the value of management's stock options and restricted share units. As a result, one of the issues facing the Compensation Committee this year was how to reshape the Company's long term compensation to improve its effectiveness, including retention effectiveness.

*Objectives of the Executive Compensation Program*

The compensation of the Company's executive officers is currently determined by the Compensation Committee of the Board. Sealy and its subsidiaries seek to attract and retain highly qualified and talented professionals. The marketplace in which Sealy competes for executive talent is highly competitive. Further, our compensation policies, while designed to secure the services of appropriate professionals, must also support our vision of creating a dynamic performance oriented company and delivering superior value and growth.

In light of these objectives, the Compensation Committee determines executive compensation consistent with a philosophy of compensating executive officers based on their responsibilities, the Company's financial performance as measured against established goals, and individual officer contributions and achievements.

The primary elements of the Company's executive compensation program are:

(i) base salaries,

(ii) variable annual cash compensation earned through the Sealy Corporation Bonus Plan (the "Bonus Plan"), and

(iii) long-term equity compensation through our previous 1998 Stock Option Plan and our current 2004 Stock Option Plan (which was amended in May 2009 as our Second Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries).

Officer salaries are targeted at the median of competitive market practices, with bonus opportunities structured so that the combined level of salary and bonus received (annual cash compensation) varies with market compensation levels based on the level of performance achieved. If target bonuses are paid, annual cash compensation is expected to approximate the market median. If performance achievements result in earned bonuses at above-target levels, annual cash compensation can be in the market's upper quartile. Salaries and target bonus opportunities for officers also reflect internal equity considerations as well as external market references.

Sealy was a privately held company until April 2006. As a private equity portfolio company, Sealy provided its management team, including the Named Executive Officers who were with the company prior to July 2005, with an opportunity to earn a significant amount of compensation based on an allocation of potential equity ownership in the Company through stock options. Significant stock options were granted at the time of the Company's recapitalization in 2004, with additional stock options granted in conjunction with the Initial Public Offering in 2006. Other executives and key employees, including Mr. Rogers, Mr. Ackerman, Mr. Hofmann, Mr. Bachicha and Mr. Dabiero, who are Named Executive Officers, received stock option grants upon being hired by the Company or at the time of promotions.

In March 2008, the Committee made additional stock option grants to 138 employees including the Named Executive Officers. These grants were intended to improve the motivation and retention value of our long-term incentives and provide competitive equity opportunities relative to our industry segment and general industry as a whole. In November 2008, the Committee established a new long-term incentive program consisting of stock option grants and restricted stock unit grants that were performance-based. This required an amendment of our 2004 Stock Option Plan authorizing the grants of restricted stock unit ("RSU") awards and restricted stock awards, and this amendment was adopted by the Board of Directors in October 2008 and then approved by a written action of a majority of our shareholders on November 6, 2008. The amended plan, known as the Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries, became effective in December 2008 after notice to all of our shareholders. Effective May 26, 2009, the Company adopted the Second Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries which, among other things, increased the number of shares available for issuance under the 2004 Plan from 15,190,000 to 40,190,000. This plan was adopted, in part to give effect to the dilution to outstanding equity compensation awards caused by the issuance of the rights for the Convertible Notes.

The Company's philosophy is that executive officers should participate in retirement and benefit programs as made available to all salaried employees, but that supplemental executive benefits and perquisites will be minimal if offered at all.

The Compensation Committee has overall responsibility for establishing, implementing, and monitoring the executive compensation program for the Company's executive officers. To aid the Compensation Committee in setting compensation, each member of our senior executive management team, in turn, participates in an annual performance review with the CEO and provides input about his or her contributions to our success for the relevant period. Our Chief Executive Officer ("CEO") provides recommendations annually to the Compensation Committee regarding the compensation for all executive officers other than himself. The Compensation Committee also reviews the performance of each senior executive officer annually. The CEO participates in such annual performance review with the Compensation Committee. While the Compensation Committee has authority under its charter to delegate any or all of its responsibilities to a subcommittee of the Compensation Committee, it did not do so during fiscal year 2009.

Since 2007, the Compensation Committee has retained the services of an independent compensation consultant, Watson Wyatt Worldwide ("Watson Wyatt"), to assist it in the evaluation of key elements of our executive officer compensation programs. During 2007, Watson Wyatt prepared a report for the Compensation Committee on market practices that included competitive references for total direct compensation and each element (salary, bonus and annualized long-term incentive values) for each Sealy executive position. The consultant also provided advice to the Compensation Committee with respect to competitive practices and the amounts and nature of compensation paid to executive officers. During 2008, Watson Wyatt provided the Compensation Committee with updated market information relating to the Chief Executive Officer and Chief Financial Officer positions and also relating to long-term incentive opportunities for all program participants, including the Named Executive Officers.

*Compensation Benchmarking and Peer Group*

As discussed above, through the information and analysis provided by the compensation consultant, the Compensation Committee compared base salary and target bonus opportunities for each Sealy officer to our market sector and industry in general. This approach ensures that our compensation remains competitive in our market and relative to our industry peers.

For the market analysis done in 2007, the Compensation Committee members compared compensation practices to those of a group of peer companies, which were determined after a review of potential candidates identified by the consultant. At the time of the selection, the potential companies all had revenues between $600 million and $3 billion and equity market values between $500 million and $2.5 billion. Sealy's revenues, total assets and employee count were all between the 40$^{th}$ and 60$^{th}$ percentile of the selected peer companies. At the time of the selection, Sealy's Adjusted EBITDA, operating margin and equity market value approximated or exceeded the 75$^{th}$ percentile of the selected peer companies.

The peer group consisted of 14 companies, all but one of which was classified as Household Durables industry companies by Standard & Poors. Select Comfort Corporation, classified by S&P as a Specialty Retail industry company, was added to the peer group as it is considered to be a direct competitor to Sealy. The other peer group companies were American Greetings, Blyth, Blount International, Ethan Allen Interiors, Furniture Brands International, Interface, Jarden, La-Z-Boy, Simmons Company, Snap-On, Tempur-Pedic International, Tupperware Brands and Yankee Candle. These same companies were used to update the market information for the Chief Executive Officer and the Chief Financial Officer positions during 2008, although Yankee Candle's data was not included as the company had been acquired since the time of the initial study.

In addition to the peer group compensation information, the consultant's report also provided the Compensation Committee with market pay references derived from recognized executive compensation surveys. The consultant developed market references for each executive officer position in order to gauge the pay of other officers holding similar positions at comparable organizations. For fiscal year 2007, the survey data was derived from executive pay reports published by Watson Wyatt and Mercer. The references reflected data from manufacturing companies or general industry samples with revenues similar to Sealy ($1.7 billion). The specific companies included in these surveys are not identified to the Compensation Committee. For the 2008 update on market long-term incentive values, these same two surveys were used although with updated data. These surveys were not updated for 2009.

*Elements of the Executive Compensation Program*

*Base Salary*

The Company's philosophy is to target base salaries at a market median level. Because relevant market data may not be available for every position, each salaried position including those held by the Named Executive Officers is assigned to a pay grade in the Company's internal salary structure. The midpoint of each grade is intended to approximate the market median, and grade assignments reflect both available market data as well as internal comparisons to positions with similar levels of responsibility. Grade assignments for officer positions are developed by Sealy management and approved by the Compensation Committee. Actual salaries paid to officers are determined by the Compensation Committee with reference to the experience of the officers, the Company's past practice, current market practice and the officers' individual performance.

When Mr. Rogers was appointed President and Chief Executive Officer in July 2008, his annual salary was established at $700,000. This salary was comparable to data provided by the Committee's independent compensation consultant on the median salary of Chief Executive Officers at the Company's compensation peer group, the information obtained through the Committee's work with an executive recruiting firm, as well as to the salary for Mr. Roger's predecessor as Chief Executive Officer at the Company at the time of his resignation.

In light of economic conditions, management recommended, and the Compensation Committee approved, granting no salary merit increases in 2009 to any Company executive. None of the Named Executive Officers received a merit salary increase in 2009. The only Named Executive Officers to receive salary increases in 2009 were Mr. Dabiero and Mr. Bachicha. Mr. Dabiero received a salary increase to $215,000 in March 2009 when he was promoted to the position of Senior Vice President and became the head of the Company's Human Resources function. Based on the market analysis done for the Compensation Committee in 2007, internal comparisons to positions with similar levels of responsibility, and the salary for Mr. Dabiero's predecessor, the Compensation Committee believes that Mr. Dabiero's salary is below the median for his position at comparable companies as well as the Company's own salary grade level and historical Company salary level for his position. Mr. Bachicha was promoted to his current position as Executive Vice President of Sales in early 2008. In August 2009, the Compensation Committee reviewed his performance in that position as well as information from Watson Wyatt on the compensation level of senior sales executives at similar sized companies. Based on his excellent performance in a difficult sales year and the importance of the sales function for the Company, the committee increased Mr. Bachicha's annual base salary to $300,000, which was slightly above the median salary in the information provided by Watson Wyatt and within the range of the Company's salary grade level for his position.

*Variable Annual Cash Compensation*

**Bonus Plan**

Our Bonus Plan is a cash-based short-term performance incentive program. The Compensation Committee, with input from the executive officers, establishes minimum, target and maximum goals for the Bonus Plan based on the financial performance measures selected for that year. Goals typically correspond with projections contained in our annual budget, which is approved by the Board of Directors at the beginning of the fiscal year.

Target annual bonuses, expressed as a percentage of base salary, were in place for each Named Executive Officer prior to the fiscal year. The target annual bonus percentage for Named Executive Officers below the Chief Executive Officer and the Chief Financial Officer, have been unchanged for over ten years. The target annual bonus percentages for Mr. Rogers and Mr. Ackerman were raised in fiscal 2008 based on updated compensation information on the Company's peer group provided to the Compensation Committee by Watson Wyatt. If the Minimum, Target or Maximum bonus performance were achieved then the Named Executive Officers would receive a bonus in an amount equal to the following percentages of their annual base salary:

**Fiscal Year 2009 Bonus Performance Potential Payout as a Percentage of Base Salary**

| | Minimum Performance | Target Performance | Maximum Performance |
|---|---|---|---|
| Mr. Rogers | 0% | 100% | 200% |
| Mr. Ackerman | 0% | 55% | 110% |
| Mr. Hofmann | 0% | 35% | 70% |
| Mr. Bachicha | 0% | 35% | 70% |
| Mr. Dabiero | 0% | 35% | 70% |
| Mr. Walker | 0% | 35% | 70% |

For many years one measure that we have used for bonus goals is "Adjusted EBITDA". Our senior debt agreements contain covenants which are based on what we refer to as Adjusted EBITDA. "EBITDA" is defined as net income plus interest, taxes, depreciation and amortization and other adjustments permitted in calculating covenant compliance with our senior debt agreements. Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance with our senior debt agreements. Further information on Adjusted EBITDA is contained in the "Debt Covenants" discussion in Sealy's Annual Report on Form 10-K for the year ended November 29, 2009.

For fiscal year 2009, the Company's Compensation Committee determined that the bonuses under our Bonus Plan for all of the Company's Executive Officers would be based on Total Company performance in four areas. Those four areas, with the portion of the bonus tied to each area indicated in parentheses, are as follows: (70%) Adjusted EBITDA; (10%) Revenue; (10%) Gross Profit Dollars; and (10%) sales, general & administrative expenses ("SG&A") as a percentage of sales. No bonus would be paid under the plan for fiscal year 2009 if the Adjusted EBITDA for fiscal year 2009 is less than $145 million or if the Company was not in compliance with the debt covenants in its then current credit agreements during fiscal year 2009. The portion of the bonus achieved in each of the measurement areas ranges from 0% at the minimum, 100% at target and 200% at maximum (except in the case of Adjusted EBITDA where 50% is achieved at minimum). There is no guaranteed minimum bonus under the Bonus Plan, and a Bonus Plan participant must be employed at the end of the fiscal year for which a bonus is payable in order to be eligible to receive a bonus for such fiscal year. Bonuses are paid in a lump sum upon the Compensation Committee's certification of performance results following the end of the applicable fiscal year. For the Named Executive Officers, their fiscal year 2009 bonuses under the plan are based on the following four performance measurements:

**2009 Bonus Plan Measures and Achieved Results**

| | Minimum | Target | Maximum | Weight | Results Achieved | % of Target Achieved |
|---|---|---|---|---|---|---|
| | | | (All $ in millions) | | | |
| Adjusted EBITDA | $ 145 | $ 154 | $ 170 | 70% | $167.7 | 185.9% |
| Revenue | $ 1,149 | $ 1,277 | $ 1,405 | 10% | $1,290 | 110.2% |
| Gross Profit Dollars | $ 467 | $ 519 | $ 571 | 10% | $ 517 | 95.7% |
| SG&A as a percentage of sales | 33.9% | 32.4% | 30.9% | 10% | 32.3% | 108.1% |
| Total Achieved % of Target Bonus | | | | | | 161.515% |

**2009 Bonus Achievement**

| | Target Bonus Amount | % of Target Bonus Achieved | Performance Bonus Achieved |
|---|---|---|---|
| Mr. Rogers | $700,000 | 161.515% | $1,130,606 |
| Mr. Ackerman | $198,000 | 161.515% | $ 319,800 |
| Mr. Hofmann | $105,000 | 161.515% | $ 169,591 |
| Mr. Bachicha | $ 90,865 | 161.515% | $ 146,761 |
| Mr. Dabiero | $ 71,789 | 161.515% | $ 115,950 |
| Mr. Walker | $ 89,674 | 161.515% | $ 144,837 |

**Chairman's Awards**

Under the Company's 2009 Bonus Plan structure a portion of the bonus plan pool created by the Company's Adjusted EBITDA performance may be used for Chairman's Awards to recognize employees whose efforts significantly exceed the normal requirements of their position. In December, Mr. Rogers indicated to the Compensation Committee that he planned to grant Chairman's awards to employees subject to the Company's 2009 corporate bonus measures since the EBITDA results achieved under very difficult conditions were the result of the efforts of everyone on the team. His proposed Chairman's award for each individual equals the difference between the amount of bonus actually achieved by the individual on the three 10% weighted 2009 corporate bonus measures and the amount that would have been achieved had the achievement percentage for those three items been the same as the percentage of target (185.9%) achieved on the Total Company Adjusted EBITDA measurement for 2009. Any Chairman's Awards to the CEO or the Company's senior managers must be approved by the Compensation Committee. As a result, Mr. Rogers recommended that the Compensation Committee specifically approve the grants of a Chairman's Award to eleven of the Company's senior managers that would equal the difference between the amount of bonus actually achieved by the individual on the three 10% weighted 2009 Corporate bonus measures and the amount that would have been achieved had the achievement percentage for those three items been the same as the percentage of target (185.9%) achieved on the Total Company Adjusted EBITDA measurement for 2009. The Compensation Committee approved those proposed Chairman's Awards and also made a similar award to Mr. Rogers, which resulted in Chairman's Awards to the Named Executive Officers in the following amounts:

| | | | |
|---|---|---|---|
| Mr. Rogers | $170,694 | Mr. Bachicha | $22,157 |
| Mr. Ackerman | $ 48,282 | Mr. Dabiero | $17,506 |
| Mr. Hofmann | $ 25,604 | Mr. Walker | $21,867 |

**2010 Bonus Structure**

In December 2009, the Compensation Committee reviewed the target bonus percentages for the Company's executives. Watson Wyatt presented information to the Compensation Committee on bonus targets as a percentage of base salary based on available market data. This market data, was not specifically derived from the Company's 2007 peer group, but was for two groups of manufacturing companies. Watson Wyatt concluded that the Company's bonus targets were generally competitive with those groups, although the targets for the senior executive level immediately below the chief executive officer and chief financial officer were less than the median level for these groups of manufacturing companies, which had medians bonus targets of 44% and 48% of base salary. As a result, the Compensation Committee increased the target bonus percentages, starting in fiscal 2010, for five senior executives from 35% to either 40% or 45% of their base salary, including: increasing the percentage bonus targets for Messrs. Hofmann and Bachicha to 45% and for Mr. Dabiero to 40% of base salary.

Since Mr. Walker is no longer a Senior Vice President his target bonus percentage for 2010 has decreased to 25% of his base salary.

**Fiscal Year 2010 Bonus Performance Potential Payout as a Percentage of Base Salary for the Named Executive Officers**

| | Minimum Performance | Target Performance | Maximum Performance |
|---|---|---|---|
| Mr. Rogers | 0% | 100% | 200% |
| Mr. Ackerman | 0% | 55% | 110% |
| Mr. Hofmann | 0% | 45% | 90% |
| Mr. Bachicha | 0% | 45% | 90% |
| Mr. Dabiero | 0% | 40% | 80% |
| Mr. Walker | 0% | 25% | 50% |

The Compensation Committee believes that increasing the Company's Adjusted EBITDA and the reduction in the Company's debt are two of the most important goals for the Company in fiscal 2010. As a result, for fiscal year 2010, the Company's Compensation Committee has determined that the bonuses under our Bonus Plan for all of the Company's Executive Officers will be based on the Company's performance in those two areas. The portion of the bonus tied to each area is indicated in parentheses as follows: Adjusted EBITDA (80%) and Net Debt Excluding Convertible Notes (20%). The targets for each of these goals represent an approximate 10% improvement over the Company's performance on each of these goals in fiscal 2009. No bonus will be paid under the plan for fiscal year 2010 if the Adjusted EBITDA for fiscal year 2010 is less than $166 million. The portion of the bonus achieved in each of the measurement areas ranges from 0% at the minimum, 100% at target and 200% at maximum. The fiscal year 2010 bonuses for the Named Executive Officers will be based on the following two performance measurements:

**2010 Bonus Plan Measures**

| | Minimum | Target | Maximum | Weighting |
|---|---|---|---|---|
| | | (All $ in millions) | | |
| Adjusted EBITDA | $166.0 | $184.5 | $202.9 | 80% |
| Net Debt Excluding Convertible Notes | $509.4 | $490.9 | $472.4 | 20% |

*Long-term Equity Compensation*

Prior to 2008, the Company's historical equity grant allocations had been based on events such as the 2004 recapitalization transaction and the 2006 initial public offering and were not considered as part of the annual compensation process. After the Company's IPO in 2006 until early 2008, the only equity grants made had been for new hires or in recognition of promotions. As a result, by early 2009, many of our executives would have been unvested in only a few of their in-the-money options and would be free to sell the shares received under our option plan. In 2008, the Compensation Committee decided to make a broad-based equity allocation to 138 employees including the Named Executive Officers. Consistent with previous equity grants made by the Company, the stock option grants made in March 2008 consisted of both "time options" and "performance options." The "time options" vest and become exercisable ratably on a monthly basis over the 36-month period from the date of grant. Each portion of the "performance options" vests and becomes exercisable only if both the annual Adjusted EBITDA target applicable to that portion is achieved in fiscal years 2008, 2009, and 2010, and a participant remains a Sealy employee through the end of fiscal year 2010. None of these performance options were earned in fiscal year 2008 because the Adjusted EBITDA target for that year was not achieved. Our Adjusted EBITDA achieved in fiscal year 2009 was $167.7 million, as compared to the 2009 Adjusted EBITDA target of $245 million and therefore none of these performance options were earned in fiscal year 2009. The corresponding Adjusted EBITDA target for fiscal year 2010 is $270 million. Additional time-based stock option grants to 127 Sealy employees including the Named Executive Officers were approved by the Compensation Committee on November 23, 2008 and had a per share exercise price equal to $2.18, which was the fair market value per share on the grant date. The concept of these awards was for a grant of time-based stock options, and of performance-contingent restricted stock units to selected employees, with a single grant expected to provide participants with their total long-term incentive opportunity for fiscal years 2009 through 2011, although the Committee may determine to make additional grants as it deems appropriate.

In February 2009, grants of performance-contingent RSUs were granted to 13 Sealy senior executives who had received stock option grants in November 2008, including each of the Named Executive Officers who was employed by the Company at that time. If during any one of our fiscal years 2009, 2010 or 2011 Sealy achieves an annual management EBITDA of $157 million or more, one third of these restricted stock units will be earned. The second third of these restricted stock units will be earned if during any of those three years Sealy's annual management EBITDA exceeds $170 million. The final third will be earned if Sealy's annual management EBITDA exceeds $200 million in any of those three years. The earned RSUs will only vest and be delivered to a recipient if that individual remains a Sealy employee through February 28, 2012, except in cases of death, permanent disability or qualified retirement. If the requirements for delivering the shares underlying these restricted stock units are not met by February 28, 2012, then those restricted stock units will expire. The award schedule used to determine number of stock options granted in November 2008 and the number of performance-contingent restricted stock units granted in early 2009 was based on the same grant guideline values used to determine the March 2008 stock option grant. The award schedule was adjusted to reflect that the grants were expected to represent three years' worth of long-term incentive opportunity instead of just one year, and to reflect that performance-contingent RSUs would be granted instead of performance-contingent stock options.

The 2004 Stock Option Plan specifies that the exercise price for stock options shall be no less than the fair market value of the stock on the date of grant. In July 2007, the 2004 Stock Option Plan was amended so that fair market value of the stock is now defined as the closing price on the date of grant.

Under Sealy's stock option grant agreements since April 2004, upon a change in control at Sealy all unvested time-based stock options will fully vest and unvested performance-based options will fully vest if certain Sealy performance targets have been achieved by Sealy or a certain predetermined level of return has been achieved by Sealy's major shareholder ("KKR"). Those option agreements define a change of control of Sealy as (i) a sale resulting in more than 50% of the voting stock of Sealy being held by a person or group that does not include KKR or its affiliates; (ii) the sale of all or substantially all of the assets of Sealy to an entity unrelated to KKR ("Unaffiliated Entity"); or (iii) a merger, consolidation, recapitalization or reorganization of Sealy with or into an Unaffiliated Entity; in each case if and only if as the result of any of the foregoing events KKR loses the ability without the approval of the Unaffiliated Entity, to elect a majority of the Board (or the board of directors of the resulting entity or its parent company). The single trigger for option vesting upon a change in control has been an element of Sealy's employee stock option agreements for many years. As previously discussed, as of October 2009, the Company is no longer considered a controlled company. However, KKR still holds over 49% of the Company's Common Stock and these options were granted at a time that the Company was a controlled company. This trigger is consistent with the trigger for payments included in the stock option plans of many other controlled companies, including companies controlled by KKR. We believe that reasonable change in control benefits are appropriate to protect an employee against some circumstances over which he or she does not have control and as consideration for the promises of non-competition, non-solicitation and non-interference that we require in our employment agreements. Furthermore, we believe change in control severance payments align employee and shareholder interests by enabling employees to evaluate a transaction in the best interest of our shareholders and our constituents without undue concern over whether the transaction may jeopardize the employee's own employment.

***Actions Related to the 2009 Debt Restructuring***

On May 13, 2009, the Company announced a comprehensive plan to refinance its existing senior secured credit facilities and replace them with indebtedness that has longer-dated maturities and eliminates quarterly financial ratio based maintenance covenants (the "Refinancing"). As part of the Refinancing, the Company announced a rights offering pursuant to which rights to subscribe for Convertible Notes ("Rights") were issued at no charge to all holders of the Company's common stock at the close of business on May 26, 2009 at a rate of one Right per share of common stock. Each 13 Rights entitled its holder to purchase a Convertible Note at a subscription price of $25.00 and each Convertible Note was initially convertible into 25 shares of common stock. The Rights offering expired on July 2, 2009 and the related Convertible Notes were issued on July 10, 2009. The Convertible Notes mature in July 2016 and bear interest at 8.00% per year. The Company does not pay interest in cash related to the Convertible Notes, but instead increases the amount of the Convertible Notes by an amount equal to the interest payable ("payment-in-kind interest"). The Convertible Notes are convertible into shares of the Company's common stock at an initial conversion price of $1.00 per share.

Adjustment of Outstanding Grants—Under the Company's Stock Option and Equity Plans, the Compensation Committee has the authority in the event of a recapitalization and certain other event to make equitable adjustments in stock option and RSU awards, including adjustments in the number of shares and exercise price of such awards. The Rights offering essentially split the value of each then existing share between the new right and the existing share. In that process, holders of stock options, RSUs and phantom shares would not receive any Rights on those holdings. Holders of restricted stock, however, would receive Rights on those shares. As a result the Compensation Committee determined that it would be appropriate to adjust the terms of the then outstanding stock option, RSUs and phantom shares, but not adjust restricted stock grants. The Committee decided to make adjustments based on the difference in the market price of Sealy's shares traded with the Rights and without the Rights. Since the Rights were to be issued to shareholders of record as of the close of business on May 26, 2009, it would have been necessary to purchase Sealy shares before the close of business on May 20, 2009 to receive those Rights. As a result, sales of Sealy shares through May 20, 2009 would have included the transfer of the Rights with the shares and sales of Sealy shares after May 20, 2009 would not have included those Rights. The Committee determined, prior to the New York Stock Exchange close of trading on May 19, 2009, that for purposes of this adjustment they would use the two-day average of the average of the daily high and low trading prices of the Common Stock on the New York Stock Exchange for each of May 19 and May 20, 2009 for the share value with the Rights and the two-day average of the average of the daily high and low trading prices of the Common Stock on the New York Stock Exchange for each of May 21 and May 22, 2009 for the share value without the Rights. Under this approach it was determined that the value of one share with the rights was $3.14, the value of one share without the Rights was $2.365, and therefore value of one Right was $0.775.

The Compensation Committee decided to treat the stock options that were outstanding prior to April 6, 2004 ("Roll-over Options") differently from stock option and RSU grants made on or after April 6, 2004 ("KKR Grants"). The stock options that had been granted prior to April 6, 2004, could have been cashed out when KKR refinanced the Company April 6, 2004, but those employees decided to roll-over those Roll-over Options into the refinanced company. As a result, the Compensation Committee decided that the Roll-over Options had more of an equity component and should be given additional consideration. Based on the share price before and after May 21, 2009, the Committee, effective as of June 12, 2009, modified the terms of outstanding share-based compensation awards, including awards held by the Named Executive Officers, to give effect to the dilution caused by the issuance of the Rights as follows:

- restricted stock grants were not modified since they received Rights;
- stock options granted as KKR Grants were modified by reducing the exercise price by 24.6815% ($0.775 / $3.14 = 24.6815%);
- RSUs granted as KKR Grants, which do not have an exercise price, were modified to increase the number of units by 32.7696% ($3.14 / $2.365 = 32.7696%);
- Roll-over Options were modified to both reduce the exercise price by 24.6815% and increase the number of options by 32.7696%

The increase to the number of outstanding stock options from this adjustment was treated as an additional grant of stock options under the 1998 Plan as disclosed below. The increase in the number of restricted stock units from this adjustment was treated as a grant of an additional 112,856 RSUs being granted in the third quarter of fiscal 2009.

Additional RSU Grants—Under the Rights offering the Company issued $177.1 million in Convertible Notes, which initially could be converted into approximately 177.1 million additional shares of the Company's Common Stock. As such the Convertible Notes represent approximately 65% of the Company's equity. With accretion over time the Convertible Notes could come to be approximately 75% of the Company's equity. As a result, the Compensation Committee believed that it was important to align the interest of management not only to those of current shareholders but also to those of Convertible Note holders. Because the issuance of Convertible Notes had a significant negative impact on the value of outstanding stock options and restricted stock units that had been previously granted as KKR Grants, and because of the substantial dilution created by the Convertible Notes, the Compensation Committee believed that it was important to make significant new grants to the Company's senior management. As a result, in connection with the Refinancing, on June 12, 2009, the Compensation Committee approved grants of 15,971,253 RSUs, to 126 employees, including the Named Executive Officers. The number of shares represented by these RSUs increases at an annual rate of 8% compounded semi-annually until the RSUs are vested or forfeited, similar to the payment-in-kind interest which accretes on the Convertible Notes. The number of RSUs discussed in this paragraph gives effect to this accretion. These RSUs had a weighted average grant date fair value of $2.00 per share based on the closing price of the Company's common stock as of the grant date. To aid in management retention, these RSUs vest at the rate of 25% per year on each of the four anniversaries of the grant date if that individual remains a Sealy employee, except in cases of death, permanent disability or qualified retirement, and do not contain performance requirements. In the case of Mr. Rogers his RSUs vest in equal annual installments over three years and Mr. Walker's RSUs vest after one year. The June 12, 2009 grants of these RSU made to the Named Executive Officers on a fully accreted basis are as follows: Mr. Rogers—4,689,036; Mr. Ackerman—2,137,339; Mr. Hofmann—1,465,605; Mr. Bachicha—1,221,331; Mr. Dabiero—977,070; and Mr. Walker—270,000.

In anticipation of the Refinancing, and to allow for the modifications to outstanding equity compensation awards and make substantial new equity compensation awards described above, effective May 26, 2009, the Company adopted the Second Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries which, among other things, increased the number of shares available for issuance under the Plan from 15,190,000 to 40,190,000.

*Executive Benefits and Perquisites*

The Sealy Benefit Equalization Plan was established to provide a vehicle to restore qualified plan benefits, specifically those relating to the Sealy Profit Sharing Plan, which are reduced as a result of limitations imposed under the Internal Revenue Code on tax qualified retirement plans. The Benefit

Equalization Plan is a nonqualified deferred compensation plan that ensures that participating executives, including the Named Executive Officers, receive their full profit-sharing contribution and earnings on previously credited contributions. Earnings on balances in the Benefit Equalization Plan equal the rate of return on investments made by each participant in the Profit Sharing Plan. No voluntary deferrals currently may be made to the Benefit Equalization Plan. The amount contributed by the Company under the Benefit Equalization Plan is limited to an amount derived from the difference between the applicable limit in Section 401(a)(17) of the Internal Revenue Code and the amount that limit would have been had Section 401(a)(17) of the Internal Revenue Code (including the cost of living method as set forth in that section of the Internal Revenue Code) not been amended in 1993 or thereafter. For 2009 that limitation capped the amount that could be contributed by the Company for any individual to $9,100.

In January 2010, in order to allow members of the senior management team to more fully focus on the Company's business, the Compensation Committee agreed to provide financial and tax advice through a financial services company to seven of our senior executives, including all of the Named Executive Officers other than Mr. Walker. Sealy generally does not provide other supplemental benefits or perquisites to its executives. We do not provide our executives with Company cars, club memberships or allowances to provide such items. Health care, disability and life insurance benefits for Sealy executives are the same as those provided to all active salaried employees.

*Employment Agreements*

Each of our Named Executive Officers has an employment agreement with a perpetual one-year term, except for the Chief Executive Officer whose agreement has a perpetual two-year term. The employment agreements provide severance benefits to the Named Executive Officer in place of the benefits provided in Sealy's severance benefit plans. Under his employment agreement, Mr. Walker would receive salary and bonus continuation in a lump sum payable within thirty days of termination of employment with Sealy. All of our other current employment contracts do not provide for a lump sum payment but instead for salary and bonus continuation. These agreements also contain a non-competition covenant for one year following the employment term, a confidentiality covenant and other terms and conditions customary to executive employment agreements.

For additional information on employment termination benefits and the treatment of employee equity under the Company's stock option and equity plans, please see "Potential Payments upon Termination or Change in Control" beginning on page 40.

For many years the Company has been either a privately owned or controlled company. Employment agreements for the Company's senior executives have been in place for many years, which is consistent with many other controlled or privately owned companies, including companies controlled by KKR. We believe that reasonable employment agreements are appropriate to attract, retain and protect employees against some circumstances over which he or she does not have control and as consideration for the promises of non-competition, non-solicitation and non-interference that we require in our employment agreements.

*Severance*

Severance benefits for our senior executives (including all of the Named Executive Officers) are covered by their employment agreements, which generally eliminates their participation in our Sealy Executive Severance Benefit Plan and our Sealy Severance Benefit Plan. However, if their cash severance benefit under either such plan would be greater than under their employment agreement, then they would receive their cash severance amount under their applicable severance plan and their other severance benefits under their employment agreement.

*Impact of Tax, Accounting and Regulatory Considerations on Compensation Programs*

Section 162(m) of the Internal Revenue Code generally allows a deduction to publicly traded companies for certain qualifying performance based compensation. Section 162(m) disallows a deduction to the extent certain non-performance based compensation over $1 million is paid to the chief executive officer or any of the three other most highly compensated executive officers other than the Chief Financial Officer. Sealy believes its Bonus Plan has been exempt from Section 162(m) until its 2010 annual stockholder's meeting under relief provided to companies that become publicly held in connection with an initial public offering. At this meeting the shareholders are being requested to approve an Amended and Restated Sealy Corporate Bonus Plan, which Sealy believes will satisfy the requirements for exemption under Internal Revenue Code Section 162(m) as a performance based plan.

To maintain flexibility in compensating executive officers in a manner consistent with its goals, the Compensation Committee has not adopted a policy that all compensation must be deductible. The Compensation Committee will continue to monitor this matter.

As described earlier, the Company amended its 2004 Stock Option Plan to modify how the fair market value of the stock was determined in establishing the exercise price of option grants. Although the use of a multi-day average stock price was consistent with tax-related requirements and did not have a material impact on the accounting expense related to such grants, the change was made to conform to typical practices of other publicly traded companies. Also, the modification to the Plan was made in recognition of the new proxy disclosure requirements regarding the grant of stock options with an exercise price that differed from the closing stock price on the date of grant.

**Compensation Committee Report**

The Compensation Committee has reviewed and discussed with the Company's management the Compensation Discussion and Analysis set forth above. Based on the review and discussions noted above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended November 29, 2009.

Compensation Committee Members
James W. Johnston, *Chairman*
Gary E. Morin
Paul J. Norris

## Executive Compensation Tables and Supporting Information

### Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by the Company to, or on behalf of, the Company's President & Chief Executive Officer, Lawrence J. Rogers; Chief Financial Officer, Jeffrey C. Ackerman; and the next three most highly compensated executive officers who were serving at the end of the Company's 2009 fiscal year (based on the amount shown in the "Total Compensation" column), plus the Company's former Senior Vice President, General Counsel & Secretary, Kenneth L. Walker, who would have been included had he been an executive officer at the end of our fiscal year. These individuals are referred to in this proxy statement as the "Named Executive Officers". Amounts shown in this table are for services rendered to us in each of the last three fiscal years.

| Officer Name & Position | Fiscal Year | Salary ($) | Bonus ($) | Stock Awards ($)(1) | Option Awards ($)(2) | Non-Equity Incentive Plan Comp.($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings | All Other Compensation ($)(3) | Total Compensation ($) |
|---|---|---|---|---|---|---|---|---|---|
| Lawrence J. Rogers | 2009 | 700,000 | 170,694 | 3,084,365 | 831,432 | 1,130,606 | — | 28,208 | 5,945,305 |
| President and Chief | 2008 | 520,695 | 7,000(5) | 222,222 | 417,149 | — | — | 20,961 | 1,188,027 |
| Executive Officer(4) | 2007 | 363,296 | 57,024(6) | — | 424,597 | 26,106 | — | 19,521 | 890,544 |
| Jeffrey C. Ackerman | 2009 | 360,000 | 48,282 | 925,045 | 591,551 | 319,800 | — | 27,325 | 2,272,003 |
| Executive VP & CFO | 2008 | 340,000 | 17,500(5) | — | 434,422 | — | — | 18,100 | 810,022 |
| | 2007 | 318,864 | 42,472(6) | — | 567,937 | — | — | 18,004 | 947,277 |
| G. Michael Hofmann | 2009 | 300,000 | 25,604 | 652,339 | 270,896 | 169,591 | — | 22,824 | 1,441,254 |
| Executive VP Operations | 2008 | 300,000 | — | — | 73,518 | — | — | 16,860 | 390,378 |
| North America | 2007 | 298,562 | 17,392(6) | — | 64,755 | 66,756 | — | 16,860 | 464,325 |
| Louis Bachicha | 2009 | 260,000 | 22,157 | 538,207 | 128,821 | 146,761 | — | 19,781 | 1,115,727 |
| Executive VP, Sales | 2008 | — | — | — | — | — | — | — | — |
| | 2007 | — | — | — | — | — | — | — | — |
| Carmen J. Dabiero | 2009 | 205,000 | 17,506 | 432,188 | 37,759 | 115,950 | — | 15,607 | 824,010 |
| Senior VP, Human | 2008 | — | — | — | — | — | — | — | — |
| Resources | 2007 | — | — | — | — | — | — | — | — |
| Kenneth L. Walker | 2009 | 256,212 | 21,867 | 233,113 | 409,998 | 144,837 | — | 19,494 | 1,085,521 |
| Former Senior VP & | 2008 | 256,212 | — | — | 91,196 | — | — | 14,258 | 361,666 |
| General Counsel(7) | 2007 | 252,145 | 29,411(6) | — | 81,821 | — | — | 14,233 | 377,610 |

(1) The amounts in this column are calculated using the same valuation methodology we use for financial reporting purposes in accordance with applicable authoritative guidance, formerly SFAS 123(R). The impact of estimated forfeitures related to service-based vesting conditions is not included in this calculation, in accordance with SEC rules. As a result, these amounts do not reflect the amount of compensation actually received by the Named Executive Officer during the fiscal year. The valuation of these awards is based on the closing price of the Company's common stock on the New York Stock Exchange as of the date of grant. Refer to footnote 3 to Sealy's Consolidated Financial statements contained in Sealy's Forms 10-K for the years ended November 30, 2008 and November 29, 2009 for further details. The 2009 amounts include the RSUs granted on February 26, 2009 and June 12, 2009, as well as the additional RSUs granted in the modifications on June 12, 2009 as part of the Company's refinancing. The grant in 2008 was a restricted stock grant, which was not modified on June 12, 2009.

(2) The amounts in this column are calculated using the same valuation methodology we use for financial reporting purposes in accordance with applicable authoritative guidance, formerly SFAS 123(R). The impact of estimated forfeitures related to service-based vesting conditions is not included in this calculation, in accordance with SEC rules. As a result, these amounts do not reflect the amount of compensation actually received by the Named Executive Officer during the fiscal year. The basis and assumptions for the valuation of these options is set out in Footnote 3 to Sealy's Consolidated Financial Statements contained in Sealy's Forms 10-K for the years ended December 2, 2007, November 30, 2008 and November 29, 2009. The 2009 amounts reflect the stock options granted in the modifications on June 12, 2009 as part of the Company's refinancing.

(3) Details of the amounts reported in the "All Other Compensation" column for fiscal year 2009, is provided in the table below.

| Executive | Life Insurance | Long Term Disability Insurance | Profit Sharing Plan Contribution | Sealy Benefit Equalization Plan Contribution | Total |
|---|---|---|---|---|---|
| Rogers | $1,920 | $1,088 | $16,100 | $9,100 | $28,208 |
| Ackerman | $1,037 | $1,088 | $16,100 | $9,100 | $27,325 |
| Hofmann | $ 864 | $ 960 | $16,100 | $4,900 | $22,824 |
| Bachicha | $ 749 | $ 832 | $16,100 | $2,100 | $19,781 |
| Walker | $ 739 | $ 820 | $16,100 | $1,835 | $19,494 |
| Dabiero | $ 596 | $ 661 | $14,350 | $ 0 | $15,607 |

(4) Mr. Rogers was named Interim CEO on March 13, 2008 and President and CEO on July 22, 2008. He did not serve as CEO during 2007.

(5) A Chairman's Award made by the Company's former Chairman. Chairman's Awards are intended to recognize employees whose efforts significantly exceed the normal requirements of their position.

(6) In May 2007 the Company reorganized its domestic sales force and its operating regions. To ensure focus on implementation and execution of business objectives, the Compensation Committee approved a discretionary bonus payment of up to two thirds of second half fiscal year 2007 targets for affected domestic units. Mr. Roger's 2007 Bonus also includes a $12,000 Chairman's award made during fiscal 2007 by the Company's former Chairman. A Chairman's Award is intended to recognize employees whose efforts significantly exceed the normal requirements of their position.

(7) Mr. Walker stepped down as an executive officer on August 1, 2009, although he remains an employee of the Company.

## Grants of Plan-Based Awards in Fiscal 2009 Table

The following table sets forth certain information regarding awards for fiscal year 2009 under the Company's Bonus Plan and the Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries. These plans are described more fully under "Executive Compensation Discussion and Analysis" above.

| | | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units | All Other Option Awards: Number of Securities Underlying Options | Exercise or Base Price of Option Awards | Grant Date Fair Value of Stock and Option Awards |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Officer Name | Grant Date | Threshold ($) | Target ($) | Max ($) | Threshold ($) | Target ($) | Max ($) | (#) | (#) | ($/Share)(1) | ($)(2) |
| Lawrence J. Rogers | 2/26/2009 | — | 700,000 | 1,400,000 | | | | | | | |
| | 6/12/2009 | | | | | | | | 149,132(3) | 0.20 | 97,740 |
| | 6/12/2009 | | | | | | | | 187,216(4) | 5.78 | 22,058 |
| | 6/12/2009 | | | | | | | | 160,499(4) | 5.78 | 18,718 |
| | 6/12/2009 | | | | | | | | 31,720(4) | 16.00 | 2,763 |
| | 6/12/2009 | | | | | | | | 10,044(4) | 16.55 | 862 |
| | 6/12/2009 | | | | | | | | 6,279(4) | 16.55 | 542 |
| | 6/12/2009 | | | | | | | | 330(4) | 16.55 | 29 |
| | 6/12/2009 | | | | | | | | 97,482(4) | 14.99 | 8,955 |
| | 6/12/2009 | | | | | | | | 129,020(4) | 14.99 | 11,619 |
| | 6/12/2009 | | | | | | | | 42,500(4) | 8.95 | — |
| | 6/12/2009 | | | | | | | | 42,500(4) | 8.95 | 4,368 |
| | 6/12/2009 | | | | | | | | 300,000(4) | 6.85 | 32,640 |
| | 6/12/2009 | | | | | | | | 125,000(4) | 2.18 | 12,312 |
| | 2/26/2009 | | | | | | | 150,000 | | | 130,000 |
| | 6/12/2009 | | | | | | | 49,154(5) | | | 91,330 |
| | 6/12/2009 | | | | | | | 4,689,036(6) | | | 9,378,074 |
| Jeffrey C. Ackerman | 2/26/2009 | — | 198,000 | 396,000 | | | | | | | |
| | 6/12/2009 | | | | | | | | 94,231(4) | 16.00 | 8,308 |
| | 6/12/2009 | | | | | | | | 111,287(4) | 16.00 | 9,168 |
| | 6/12/2009 | | | | | | | | 8,606(4) | 16.00 | 750 |
| | 6/12/2009 | | | | | | | | 25,390(4) | 16.00 | 2,214 |
| | 6/12/2009 | | | | | | | | 5,400(4) | 12.62 | 507 |
| | 6/12/2009 | | | | | | | | 65,848(4) | 14.99 | 6,049 |
| | 6/12/2009 | | | | | | | | 87,153(4) | 14.99 | 7,848 |
| | 6/12/2009 | | | | | | | | 40,000(4) | 8.95 | — |
| | 6/12/2009 | | | | | | | | 40,000(4) | 8.95 | 4,111 |
| | 6/12/2009 | | | | | | | | 240,000(4) | 2.18 | 23,640 |
| | 2/26/2009 | | | | | | | 60,000 | | | 52,200 |
| | 6/12/2009 | | | | | | | 19,662(5) | | | 39,324 |
| | 6/12/2009 | | | | | | | 2,137,339(6) | | | 4,274,680 |
| G. Michael Hofmann | 2/26/2009 | — | 105,000 | 210,000 | | | | | | | |
| | 6/12/2009 | | | | | | | | 153,297(3) | 1.90 | 70,905 |
| | 6/12/2009 | | | | | | | | 167,526(4) | 5.78 | 18,244 |
| | 6/12/2009 | | | | | | | | 101,982(4) | 5.78 | 11,773 |
| | 6/12/2009 | | | | | | | | 27,119(4) | 16.00 | 2,180 |
| | 6/12/2009 | | | | | | | | 8,588(4) | 16.55 | 687 |
| | 6/12/2009 | | | | | | | | 5,650(4) | 16.55 | 456 |
| | 6/12/2009 | | | | | | | | 25,000(4) | 8.95 | — |
| | 6/12/2009 | | | | | | | | 25,000(4) | 8.95 | 2,386 |
| | 6/12/2009 | | | | | | | | 120,000(4) | 2.18 | 10,886 |
| | 2/26/2009 | | | | | | | 25,000 | | | 21,750 |
| | 6/12/2009 | | | | | | | 8,192(5) | | | 16,384 |
| | 6/12/2009 | | | | | | | 1,465,605(6) | | | 2,754,629 |
| Louis R. Bachicha | 2/26/2009 | — | 90,865 | 181,730 | | | | | | | |
| | 6/12/2009 | | | | | | | | 10,091(5)(3) | 0.20 | 6,614 |
| | 6/12/2009 | | | | | | | | 18,566(5)(3) | 1.90 | 8,587 |
| | 6/12/2009 | | | | | | | | 79,574(5)(3) | 3.20 | 32,493 |
| | 6/12/2009 | | | | | | | | 26,306(4) | 5.78 | 2,865 |
| | 6/12/2009 | | | | | | | | 10,759(4) | 5.78 | 1,146 |
| | 6/12/2009 | | | | | | | | 11,392(4) | 5.78 | 1,305 |
| | 6/12/2009 | | | | | | | | 13,704(4) | 16.00 | 1,101 |
| | 6/12/2009 | | | | | | | | 4,340(4) | 16.55 | 347 |
| | 6/12/2009 | | | | | | | | 2,855(4) | 16.55 | 230 |
| | 6/12/2009 | | | | | | | | 12,500(4) | 8.95 | — |
| | 6/12/2009 | | | | | | | | 12,500(4) | 8.95 | 1,193 |
| | 6/12/2009 | | | | | | | | 60,000(4) | 2.18 | 5,443 |
| | 2/26/2009 | | | | | | | 12,500 | | | 10,875 |
| | 6/12/2009 | | | | | | | 4,096(5) | | | 8,192 |
| | 6/12/2009 | | | | | | | 1,221,337(6) | | | 2,295,524 |

| Officer Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Share)(1) | Grant Date Fair Value of Stock and Option Awards ($)(2) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Max ($) | Threshold ($) | Target ($) | Max ($) | | | | |
| Carmen J. Dabiero | 2/26/2009 | — | 71,789 | 143,578 | | | | | | | |
| | 6/12/2009 | | | | | | | | 11,931(5)(3) | 0.20 | 7,820 |
| | 6/12/2009 | | | | | | | | 12,297(4) | 5.78 | 1,339 |
| | 6/12/2009 | | | | | | | | 10,475(4) | 5.78 | 1,209 |
| | 6/12/2009 | | | | | | | | 3,227(4) | 5.78 | 344 |
| | 6/12/2009 | | | | | | | | 3,417(4) | 5.78 | 391 |
| | 6/12/2009 | | | | | | | | 2,526(4) | 16.00 | 203 |
| | 6/12/2009 | | | | | | | | 800(4) | 16.55 | 64 |
| | 6/12/2009 | | | | | | | | 526(4) | 16.55 | 42 |
| | 6/12/2009 | | | | | | | | 3,750(4) | 8.95 | — |
| | 6/12/2009 | | | | | | | | 3,750(4) | 8.95 | 358 |
| | 6/12/2009 | | | | | | | | 7,500(4) | 2.18 | 680 |
| | 2/26/2009 | | | | | | | | 47,500(4) | 0.87 | 4,921 |
| | 2/26/2009 | | | | | | | | 47,500(4) | 0.87 | 22,541 |
| | 2/26/2009 | | | | | | | 12,500 | | | 10,875 |
| | 6/12/2009 | | | | | | | 4,096(5) | | | 8,192 |
| | 6/12/2009 | | | | | | | 977,069(6) | | | 1,836,419 |
| Kenneth L. Walker | 2/26/2009 | — | 89,674 | 179,348 | | | | | | | |
| | 6/12/2009 | | | | | | | | 184,601(3) | 0.20 | 120,986 |
| | 6/12/2009 | | | | | | | | 159,148(3) | 1.58 | 75,660 |
| | 6/12/2009 | | | | | | | | 39,787(3) | 1.90 | 18,403 |
| | 6/12/2009 | | | | | | | | 274,692(4) | 5.78 | 29,915 |
| | 6/12/2009 | | | | | | | | 186,752(4) | 5.78 | 21,558 |
| | 6/12/2009 | | | | | | | | 63,571(4) | 16.00 | 5,109 |
| | 6/12/2009 | | | | | | | | 20,130(4) | 16.55 | 1,609 |
| | 6/12/2009 | | | | | | | | 13,245(4) | 16.55 | 1,068 |
| | 6/12/2009 | | | | | | | | 12,500(4) | 8.95 | — |
| | 6/12/2009 | | | | | | | | 12,500(4) | 8.95 | 1,193 |
| | 6/12/2009 | | | | | | | | 60,000(4) | 2.18 | 5,443 |
| | 2/26/2009 | | | | | | | 12,500 | | | 10,875 |
| | 6/12/2009 | | | | | | | 4,096(5) | | | 8,192 |
| | 6/12/2009 | | | | | | | 270,000(6) | | | 540,000 |

(1) The original exercise price of options there were originally granted on or after July 24, 2007 is the closing price of Sealy common stock on the New York Stock Exchange for the original date of the grant. For grants originally made before July 24, 2007 the original option exercise price was the average closing price of the stock over the five days prior to the original grant date. In the modification of grants, which occurred on June 12, 2009 as part of the Company's refinancing, these exercise prices were reduced by 24.6815% from the original exercise prices for these options. As a result, the original exercise prices were reduced to the following revised exercise prices: $0.20 to $0.15; $0.87 to $0.66; $1.58 to $1.19; $1.90 to $1.43; $2.18 to $1.64; $3,20 to 2.41; $5.78 to $4.36; $6.85 to $5.16; $8.95 to $6.74; $12.62 to $9.51; $14.99 to $11.29; $16.00 to $12.05; and $16.55 to $12.47.

(2) The amounts in this column are calculated using the same valuation methodology we use for financial reporting purposes in accordance with applicable authoritative guidance, formerly SFAS 123(R). The impact of estimated forfeitures related to service-based vesting conditions is not included in this calculation, in accordance with SEC rules. As a result, these amounts do not reflect the amount of compensation actually received by the Named Executive Officer during the fiscal year. The basis and assumptions for the valuation of these options is set out in Footnote 3 to Sealy's Consolidated Financial Statements contained in Sealy's Form 10-K for the fiscal year ended November 30, 2008. The amounts include the value of both the change in the exercise price and also the change in the number of options where applicable.

(3) The number of these options was increased by 32.7696% in the modification of stock options on June 12, 2009 as part of the Company's refinancing.

(4) Represents the number of awards modified on June 12, 2009 as part of the Company's refinancing.

(5) Represents additional restricted stock units granted in the modification of restricted stock units on June 12, 2009 as part of the Company's refinancing.

(6) Represents the number of fully accreted restricted stock units awarded.

## Outstanding Equity Awards at 2009 Fiscal Year End Table

The following table reflects outstanding vested and unvested stock options held by the Named Executive Officers as of the end of fiscal year 2009.

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Officer Name | Number of Securities Underlying Options Exercisable (#) | Number of Securities Underlying Options Unexercisable (#)(1) | Equity Incentive Plan Awards: Number of Securities Underlying Unearned Awards (#) | Options Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Yet Vested (#)(2) | Market Value of Shares of Units That Have Not Yet Vested ($)(2) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested Awards (#)(3) | Equity Incentive Plan Awards: Market or Payout of Unearned Shares, Units or Other Rights That Have Not Yet Vested Awards ($)(2) |
| Lawrence J. Rogers . . . | | | | | | 291,971(4) | $ 741,606 | 199,154 | $505,851 |
| | | | | | | 4,689,036(5) | $11,910,151 | | |
| | 198,002 | — | — | $ 0.15 | 4/6/2014 | | | | |
| | 160,499 | —(6) | — | $ 4.36 | 7/20/2014 | | | | |
| | 112,329 | 74,887(7) | — | $ 4.36 | 7/20/2014 | | | | |
| | 22,732 | 8,988(8) | — | $12.05 | 4/6/2016 | | | | |
| | 7,198 | 2,846(8) | — | $12.47 | 4/19/2016 | | | | |
| | 4,736 | 1,873(6) | — | $12.47 | 7/18/2016 | | | | |
| | 125,436 | 3,584(9) | — | $11.29 | 12/22/2016 | | | | |
| | — | 97,482(7) | — | $11.29 | 12/22/2016 | | | | |
| | 23,611 | 18,889(9) | — | $ 6.74 | 3/3/2015 | | | | |
| | — | — | 42,500(10) | $ 6.74 | 3/3/2015 | | | | |
| | 75,000 | 225,000(11) | — | $ 5.16 | 7/22/2015 | | | | |
| | 41,667 | 83,333(12) | — | $ 1.64 | 11/23/2015 | | | | |
| Jeffrey C. Ackerman . . . | | | | | | | | 79,662 | $202,341 |
| | | | | | | 2,137,339(5) | $ 5,428,841 | | |
| | 29,615 | 64,616 | — | $12.05 | 4/6/2016 | | | | |
| | 8,606 | —(13) | — | $12.05 | 4/6/2016 | | | | |
| | 83,953 | 27,334(7) | — | $12.05 | 4/6/2016 | | | | |
| | 20,711 | 4,679(14) | — | $12.05 | 4/27/2016 | | | | |
| | 3,600 | 1,800(8) | — | $12.05 | 7/18/2016 | | | | |
| | 84,732 | 2,421(9) | — | $11.29 | 12/22/2016 | | | | |
| | — | 65,848(7) | — | $11.29 | 12/22/2016 | | | | |
| | 22,222 | 17,778(9) | — | $ 6.74 | 3/3/2015 | | | | |
| | — | — | 40,000(10) | $ 6.74 | 3/3/2015 | | | | |
| | 80,000 | 160,000(12) | — | $ 1.64 | 11/23/2015 | | | | |
| G. Michael Hofmann . . | | | | | | | | 33,192 | $ 84,308 |
| | | | | | | 1,465,605(5) | $ 3,722,637 | | |
| | 203,532 | — | — | $ 1.43 | 4/6/2014 | | | | |
| | 101,982 | — | — | $ 4.36 | 7/20/2014 | | | | |
| | 100,515 | 67,011(7) | — | $ 4.36 | 7/20/2014 | | | | |
| | 19,435 | 7,684(8) | — | $12.05 | 4/6/2016 | | | | |
| | 6,154 | 2,434(8) | — | $12.47 | 4/19/2016 | | | | |
| | 4,049 | 1,601(6) | — | $12.47 | 7/18/2016 | | | | |
| | 11,111 | 318(7) | — | $11.29 | 12/22/2016 | | | | |
| | — | 8,571(9) | — | $11.29 | 12/22/2016 | | | | |
| | 13,888 | 11,112(9) | — | $ 6.74 | 3/3/2015 | | | | |
| | — | — | 25,000(10) | $ 6.74 | 3/3/2015 | | | | |
| | 40,000 | 80,000(12) | — | $ 1.64 | 11/23/2015 | | | | — |
| Louis R. Bachicha . . . . | | | | | | | | 16,596 | $ 42,154 |
| | | | | | | 1,221,331(5) | $ 3,102,181 | | |
| | 13,398 | — | | $ 0.15 | 4/6/2014 | | | | |
| | 24,650 | — | | $ 1.43 | 4/6/2014 | | | | |
| | 105,650 | — | | $ 2.41 | 4/6/2014 | | | | |
| | 15,783 | 10,523(7) | | $ 4.36 | 7/20/2014 | | | | |
| | 11,392 | — | | $ 4.36 | 10/6/2014 | | | | |
| | 5,594 | 5,165(7) | | $ 4.36 | 10/6/2014 | | | | |
| | 9,821 | 3,883(8) | | $12.05 | 4/6/2016 | | | | |
| | 3,110 | 1,230(8) | | $12.47 | 4/19/2016 | | | | |
| | 2,046 | 809(6) | | $12.47 | 7/18/2016 | | | | |
| | 6,944 | 5,556(9) | | $ 6.74 | 3/3/2015 | | | | |
| | — | — | 12,500(10) | $ 6.74 | 3/3/2015 | | | | |
| | 20,000 | 40,000(12) | | $ 1.64 | 11/23/2015 | | | | |

| Officer Name | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Options Exercisable (#) | Number of Securities Underlying Options Unexercisable (#)(1) | Equity Incentive Plan Awards: Number of Securities Underlying Unearned Awards (#) | Options Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Yet Vested (#)(2) | Market Value of Shares of Units That Have Not Yet Vested ($)(2) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested Awards (#)(3) | Equity Incentive Plan Awards: Market or Payout of Unearned Shares, Units or Other Rights That Have Not Yet Vested Awards ($)(2) |
| Carmen J. Dabiero . . . . | | | | | | | | 16,596 | $ 42,154 |
| | | | | | | 977,069(5) | $ 2,481,755 | | |
| | 12,500 | — | | $ 0.15 | 4/6/2014 | | | | |
| | 10,475 | — | | $ 4.36 | 7/20/2014 | | | | |
| | 7,378 | 4,919(7) | | $ 4.36 | 7/20/2014 | | | | |
| | 3,417 | —(8) | | $ 4.36 | 10/6/2014 | | | | |
| | 1,678 | 1,549(7) | | $ 4.36 | 10/6/2014 | | | | |
| | 1,810 | 716(8) | | $12.05 | 4/6/2016 | | | | |
| | 573 | 227(8) | | $12.47 | 4/19/2016 | | | | |
| | 376 | 150(6) | | $12.47 | 7/18/2016 | | | | |
| | 2,083 | 1,667(9) | | $ 6.74 | 3/3/2015 | | | | |
| | — | — | 3,750(10) | $ 6.74 | 3/3/2015 | | | | |
| | 2,500 | 5,000(12) | | $ 1.64 | 11/23/2015 | | | | |
| | — | 47,500(15) | | $ 0.66 | 2/26/2016 | | | | |
| Kenneth L. Walker . . . . | | | | | | | | 16,596 | $ 42,154 |
| | | | | | | 270,000(5) | $ 685,800 | | |
| | 245,094 | — | — | $ 0.15 | 4/6/2016 | | | | |
| | 211,300 | — | — | $ 1.19 | 4/6/2016 | | | | |
| | 52,825 | — | — | $ 1.43 | 4/6/2016 | | | | |
| | 186,752 | — | — | $ 4.36 | 7/20/2014 | | | | |
| | 164,815 | 109,877(7) | — | $ 4.36 | 7/20/2014 | | | | |
| | 45,559 | 18,012(8) | — | $12.05 | 4/6/2016 | | | | |
| | 14,426 | 5,704(8) | — | $12.47 | 4/19/2016 | | | | |
| | 9,491 | 3,754(6) | — | $12.47 | 7/18/2016 | | | | |
| | 6,944 | 5,556(9) | — | $ 6.74 | 3/3/2015 | | | | |
| | — | — | 12,500(10) | $ 6.74 | 11/23/2015 | | | | |
| | 20,000 | 40,000(12) | — | $ 1.64 | 2/26/2016 | | | | |

(1) All options set forth in this table have a grant date that is ten years prior to the referenced expiration date, except for grants made with an exercise price of $6.74, $5.16 and $1.64 which have grant dates that are 7 years prior to the referenced expiration date.

(2) The value of these shares or share units was calculated based on the closing price of the Company's stock at the end of the Company's 2009 fiscal year end.

(3) These are Performance Restricted Stock Units. They vest if the individual remains an employee of the Company through February 28, 2012. The number of units delivered upon vesting depends on the Company's Adjusted EBITDA performance in fiscal years 2009, 2010 and 2011. One-third of the grant will be paid at vesting if the Company's highest annual Adjusted EBITDA during any of those fiscal years is $157 million, two-thirds will be paid if the highest Adjusted EBITDA is $181 million and the full grant will be paid if the Company's Adjusted EBITDA in any of those fiscal years reaches $200 million.

(4) Two-thirds of these restricted shares vest if Mr. Rogers remains a Company employee on July 22, 2010 and one-third if he is a Company employee on July 22, 2011. The value of these restricted shares was calculated based on the closing price of the Company's stock at the end of the Company's 2009 fiscal year end.

(5) These numbers reflect the number of shares assuming that the grant fully accretes.

(6) Options vested 5% on date of grant; remainder vest ratably over 57 months.

(7) Unvested options vest on eighth anniversary of their grant, if grantee is continuously employed by Sealy, its subsidiaries or its affiliates.

(8) Options vest in equal monthly installments over the 60 months from grant date.

(9) Options vest in equal monthly installments over the 36 months from grant date.

(10) These options vest if the Company achieves Adjusted EBITDA of $270.0 million in fiscal year 2010 and if the option holder is employed through the end of fiscal year 2010 by the company, its subsidiaries or its affiliates.

(11) Options vested 25% on each of the first four anniversaries of the grant date.

(12) Options vested 1/3rd on each of the first three anniversaries of the grant date.

(13) Options vest in equal monthly installments over the 57 months from grant date.

(14) Options vested 25% on the grant date and the remainder vest in equal monthly installments over the 57 months from grant date.

(15) Options vest 9/33rds on November 30, 2009, 12/33rds on November 30, 2010 and 12/33rds on November 30, 2011, if grantee is continuously employed by Sealy, its subsidiaries or its affiliates through such date.

## Option Exercises and Stock Vested in Fiscal Year 2009 Table

The following table reflects information regarding stock option exercises by the Named Executive Officers during fiscal year 2009 and the fact that the Named Executive Officers have no restricted stock or RSU awards that vested in fiscal year 2009.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Officer Name | Number of Shares Acquired Upon Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired Upon Vesting (#) | Value of Shares Realized Upon Vesting ($) |
| Lawrence J. Rogers | — | — | — | — |
| Jeffrey C. Ackerman | — | — | — | — |
| G. Michael Hofmann | — | — | — | — |
| Louis R. Bachicha | — | — | — | — |
| Carmen J. Dabiero | 3,341 | $7,150 | — | — |
| Kenneth L. Walker | — | — | — | — |

## Pension Benefits Table

No table is included for defined benefit pension or similar plans, since none of the Named Executive Officers are covered by such a plan.

## Nonqualified Deferred Compensation for Fiscal Year 2009 Table

The following table reflects contributions, earnings, withdrawals and end-of-year balances under nonqualified deferred compensations plans. The applicable plan is the Sealy Benefit Equalization Plan, which is more fully described under "Executive Benefits and Perquisites" above.

| Name | Executive Contributions In Last FY ($)(1) | Registrant Contributions In Last FY ($)(2) | Aggregate Earnings in Last FY ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last FYE ($) |
|---|---|---|---|---|---|
| Lawrence J. Rogers | $0 | $9,100 | $1,430 | $0 | $85,817 |
| Jeffrey C. Ackerman | $0 | $9,100 | $1,134 | $0 | $13,054 |
| G. Michael Hofmann | $0 | $4,900 | $2,071 | $0 | $19,909 |
| Louis R. Bachicha | $0 | $2,100 | $ 0 | $0 | $ 2,100 |
| Carmen J. Dabiero | $0 | $ 0 | $ 0 | $0 | $ 0 |
| Kenneth L. Walker | $0 | $1,357 | $5,925 | $0 | $22,979 |

(1) Executives have no ability to elect to defer any amounts under this program. The only amounts contributed are from the Company under the Sealy Benefit Equalization Plan.

(2) Represents Registrant Contribution for the 2009 Plan Year to be allocated to executive's accounts in 2010. The amounts in this column are included in the "All Other Compensation" column for 2009 in the "Summary Compensation Table" above. In 2009 the following amounts were allocated to the accounts of the Named Executive Officers for the 2008 Plan Year: Mr. Rogers—$7,000; Mr. Ackerman—$4,693; Mr. Hofmann—$3,678; Mr. Bachicha—$0; Mr. Dabiero—$ 0; and Mr. Walker—$1,357. Those amounts are included in the "All Other Compensation" column for 2008 in the "Summary Compensation Table" above.

## Potential Payments upon Termination or Change in Control

**Termination Without Cause or Resignation For Good Reason.** Each of our Named Executive Officers has an employment agreement with a perpetual one-year term, except for the Chief Executive Officer whose agreement has a perpetual two-year term. The employment agreements specify minimum salaries and annual bonus opportunities. For purposes of the employment agreements the following result in "Cause" or "Good Reason":

"Cause" exists if the employee:

- Commits a felony;
- Materially breaches or defaults on the employment agreement; or
- Either grossly negligently or willfully causes material economic harm to Sealy or materially adversely effects Sealy's operations, property or business.

"Good Reason" exists if any of the following occurs:

- Material reduction in the employee's salary or target annual bonus percentage or maximum annual bonus percentage applicable to the employee under the Bonus Plan;
- Material reduction in the employee's position, authority or office;
- Material reduction in the employee's responsibilities or duties;
- Material adverse change in the employee's benefits;
- Requiring a relocation of the employee's principal place of work to a place which reasonably would necessitate the relocation of the employee's principal residence;
- Material breach of the employment agreement by Sealy; or
- If a purchaser of substantially all of Sealy's assets does not assume the employment agreement.

The timing and benefits provided by the employment agreement differ based on the reason for the termination as follows:

- Termination by Sealy for "Cause" or upon employee's death or permanent disability
  - Immediate termination
  - No benefit under employment agreement
- Resignation by the employee "Without Good Reason"
  - Thirty day prior notice of resignation
  - No benefit under employment agreement
- Resignation by the employee for "Good Reason"
  - Immediate Notice
  - Benefits under employment agreement described below
- Termination by Sealy "Without" Cause
  - Thirty days prior notice of termination
  - Benefits under employment agreement described below

In the event of a resignation for "Good Reason" or a termination "Without" Cause involving an employee with an employment agreement, the employee will be entitled for one year thereafter (two years in the case of Mr. Rogers) to:

- Continue to receive his annual base salary (at the highest rate in effect during the past year);
- Participate in our annual bonus plan provided that Sealy shall pay:
  - A pro-rata portion of the employee's bonus for the year of termination, and
  - The employee's applicable target annual bonus for the remainder of the employment term
- Receive benefits, including medical, dental and life insurance which would otherwise be available to him during his employment; and
- Receive up to one year of outplacement services from a nationally recognized executive outplacement firm (except Mr. Rogers).

Under his employment agreement, Mr. Walker would receive his salary and bonus continuation in a lump sum payable within thirty days of his termination of employment with Sealy. Mr. Rogers gave up his lump sum rights when he became our Chief Executive Officer. None of our other current employment contracts provide for a lump sum payment instead of salary and bonus continuation.

These agreements also contain confidentiality and non-competition covenants and other terms and conditions customary to executive employment agreements.

The following table provides the value of the benefits each of the Named Executive Officers would have received if their employment had been terminated on the last day of fiscal year 2009 and such termination was either a termination by Sealy "Without" Cause or a resignation by the employee "For" Good Reason. The actual amount of termination benefits can only be determined at the time of the executive's separation from Sealy. Further, the Compensation Committee retains discretion to provide additional benefits to senior executives upon termination or resignation if it determines the circumstances so warrant.

**TERMINATION WITHOUT CAUSE OR RESIGNATION FOR GOOD REASON**

| | Rogers | Ackerman | Hofmann | Bachicha | Dabiero | Walker |
|---|---|---|---|---|---|---|
| Salary Continuation | $1,400,000 | $360,000 | $300,000 | $300,000 | $215,000 | $256,212 |
| Bonus | $1,400,000 | $198,000 | $105,000 | $105,000 | $ 75,250 | $ 89,674 |
| Earned Vacation | $ 26,923 | $ 20,769 | $ 18,462 | $ 15,577 | $ 9,923 | $ 10,840 |
| TOTAL CASH | $2,826,923 | $578,769 | $423,462 | $420,577 | $300,173 | $356,726 |
| Health Coverage | $ 13,800 | $ 6,900 | $ 6,900 | $ 6,900 | $ 6,900 | $ 6,900 |
| Life Insurance | $ 2,640 | $ 713 | $ 594 | $ 594 | $ 426 | $ 508 |
| Disability Insurance | $ 1,904 | $ 0 | $ 0 | $ 0 | $ 0 | $ 717 |
| Outplacement | $ 40,000 | $ 8,500 | $ 8,500 | $ 8,500 | $ 8,500 | $ 8,500 |
| TOTAL BENEFITS | $ 58,344 | $ 16,113 | $ 15,994 | $ 15,994 | $ 15,826 | $ 16,625 |
| TOTAL | $2,885,267 | $594,882 | $439,456 | $436,571 | $315,999 | $373,351 |

**Termination Resulting from Death or Permanent Disability.** In the event of a termination of an employee's employment by reason of death or permanent disability, all of the employee's unvested Sealy stock options will become immediately exercisable. The following table quantifies for each of the Named Executive Officers the value of his unvested stock options and RSUs that would have vested if his employment had terminated on the last day of fiscal year 2009 as a result of his death or permanent disability. The amounts for acceleration of stock options are based on the difference between the vesting options' exercise price and the closing share price for Sealy shares at the end of fiscal year 2009.

**TERMINATION RESULTING FROM DEATH OR PERMANENT DISABILITY**

| | Rogers | Ackerman | Hofmann | Bachicha | Dabiero | Walker |
|---|---|---|---|---|---|---|
| Value of Accelerated Option Vesting(1) . . . . | $ 75,000 | $ 144,000 | $ 72,000 | $ 36,000 | $ 93,800 | $ 36,000 |
| Value of Accelerated Restricted Stock and Units Vesting(1) . . . . . . | $11,779,991 | $4,810,325 | $3,244,068 | $2,675,287 | $2,148,661 | $700,437 |
| Value of all Accelerated Options, Restricted Stock and Units Vesting(1) . . . . . . . . . . | $11,854,991 | $4,954,325 | $3,316,068 | $2,711,287 | $2,242,461 | $736,437 |

(1) Based on the fiscal 2009 year-end NYSE closing price for Sealy shares of $2.54 per share.

**Change in Control Benefits.** Under Sealy's stock option grant, restricted stock unit grant and restricted stock grant agreements, upon a change in control at Sealy all unvested time-based stock options and RSUs will fully vest and unvested performance-based options and RSUs will fully vest if certain Sealy performance targets have been achieved by Sealy or a certain predetermined level of return has been achieved by Sealy's major shareholder ("KKR"). Those option agreements define a change of control of Sealy as (i) a sale resulting in more than 50% of the voting stock of the Sealy being held by a person or group that does not include KKR or its affiliates; (ii) the sale of all or substantially all of the assets of Sealy to an entity unrelated to KKR ("Unaffiliated Entity"); or (iii) a merger, consolidation, recapitalization or reorganization of Sealy with or into an Unaffiliated Entity; in each case if and only if as the result of any of the foregoing events KKR loses the ability without the approval of the Unaffiliated Entity, to elect a majority of the Board (or the board of directors of the resulting entity or its parent company). The single trigger for option vesting upon a change in control has been an element of Sealy's employee stock option agreements for many years. KKR still holds over 49% of the Company's Common Stock. These options were granted at a time that the Company was a controlled company. The Company was a controlled company for many years and the trigger is consistent with the trigger for payments included in the stock option plans of many other controlled companies, including companies controlled by KKR. We believe that reasonable change in control benefits are appropriate to protect an employee against some circumstances over which he or she does not have control and as consideration for the promises of non-competition, non-solicitation and non-interference that we require in our employment agreements. Furthermore, we believe change in control severance payments align employee and shareholder interests by enabling employees to evaluate a transaction in the best interest of our shareholders and our constituents without undue concern over whether the transaction may jeopardize the employee's own employment. The following table quantifies for each of the Named Executive Officers the value of his unvested stock options that would have vested if such a change in control had occurred on the last day of fiscal year 2009. These amounts are based on the difference between the vesting stock options' exercise price and the closing share price for Sealy shares at the end of fiscal year 2009. This table also assumes that KKR's level of return to fully vest the performance options would have been achieved in the change in control.

## BENEFITS TRIGGERED BY A CHANGE IN CONTROL

| | Rogers | Ackerman | Hofmann | Bachicha | Dabiero | Walker |
|---|---|---|---|---|---|---|
| Value of Accelerated Time Option Vesting(1) | $ 75,000 | $ 144,000 | $ 72,000 | $ 36,000 | $ 93,800 | $ 36,000 |
| Value of Accelerated Performance Option Vesting(1) . . . . . . . . . . | — | — | — | — | — | — |
| Value of Accelerated Restricted Stock and RSU Vesting(1) . . . . . . | $11,779,991 | $4,810,325 | $3,244,068 | $2,675,287 | $2,148,661 | $700,437 |
| Value of all Accelerated Options, Restricted Stock and RSU Vesting(1) . . . . . . . . . . | $11,854,991 | $4,954,325 | $3,316,068 | $2,711,287 | $2,242,461 | $736,437 |

(1) Based on the fiscal 2009 year-end NYSE closing price for Sealy shares of $2.54 per share.

## BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table provides information regarding the beneficial ownership of our common stock as of February 26, 2010 by:

- each person who is known by us to beneficially own more than 5% of each class of our common stock;
- our Named Executive Officers;
- each of our directors; and
- all directors and executive officers as a group.

A person is a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power," which includes the power to dispose of or to direct the disposition of the security. Unless otherwise noted in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock. A person is also deemed to be a beneficial owner of any securities that person has a right to acquire within 60 days. The percentage of outstanding shares is based on the shares of common stock outstanding as of February 26, 2010. Shares subject to option grants that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person. In addition, shares of our common stock underlying our convertible notes that are convertible within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the convertible notes that are convertible into shares of our common stock, but are not deemed outstanding for calculating the percentage ownership of any other person. Unless otherwise indicated, the address of each person named in the table below is c/o Sealy Corporation, One Office Parkway Trinity, North Carolina 27370.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

| Name of Beneficial Owner | Beneficial Ownership of Common Shares | Shares from Options Exercisable & Notes Convertible within 60 days(1) | Percent of Class |
|---|---|---|---|
| *5% Stockholder* | | | |
| KKR Millennium GP LLC(2) | 46,625,921 | 97,601,660 | 73.8% |
| Franklin Resources, Inc.(3) | 7,884,645 | — | 8.1% |
| T. Rowe Price Associates, Inc.(4) | 460,300 | 6,066,710 | 6.3% |
| *Directors and Executive Officers* | | — | |
| Brian F. Carroll(2)(5) | 46,625,921 | 97,764,316 | 73.9% |
| James W. Johnston(5) | 5,198 | 30,842 | * |
| Matthew W. King | — | — | |
| Gary E. Morin | 5,000 | 30,426 | * |
| Dean B. Nelson(2)(5) | 46,625,921 | 97,742,242 | 73.9% |
| Paul J. Norris(5) | — | 132,704 | * |
| Richard W. Roedel(5) | — | 20,000 | * |
| Jeffrey C. Ackerman | 7,250 | 368,430 | * |
| Louis R. Bachicha | 3,171 | 228,183 | * |
| Carmen J. Dabiero | 577 | 56,587 | * |
| G. Michael Hofmann | 13,643 | 535,177 | * |
| Lawrence J. Rogers | 291,971(6) | 784,728 | 1.1% |
| Kenneth L. Walker | 21,017 | 1,009,037 | 1.0% |
| All directors and executive officers as a group (13 persons)(6) | 46,668,551 | 103,879,384 | 76.1% |

* Less than 1%.

(1) A combination of shares of our common stock underlying stock options held by these individuals that are exercisable within 60 days of February 26, 2010 and shares of our common stock underlying our Convertible Notes held by these individuals that are convertible within 60 days of February 26, 2010. Shares of stock underlying stock options exercisable within 60 days included above are as follows: Mr. Johnston—20,000, Mr. Morin—20,000, Mr. Roedel—20,000, Mr. Ackerman—353,298, Mr. Bachicha—221,865, Mr. Dabiero—56,587, Mr. Hofmann—507,903, Mr. Rogers—784,728, Mr. Walker—967,021, and all directors and executive officers as a group—1,976,762. Shares of stock underlying Convertible Notes included above are as follows: KKR Millennium GP LLC—97,601,660, T. Rowe Price Associates, Inc.—6,066,710, Mr. Carroll—97,764,316, Mr. Johnston—10,842, Mr. Morin—10,426, Mr. Nelson—97,734,364, Mr. Ackerman—15,132, Mr. Bachicha—6,318, Mr. Hofmann—27,274, Mr. Walker—43,016, and all directors and executive officers as a group 98,108,712.

(2) Based solely on a Schedule 13D filed on October 13, 2009 by this beneficial owner, shares shown as beneficially owned, reflect shares of common stock owned of record by Sealy Holding LLC., which is owned by KKR Millennium Fund L.P. As well as the shares of common stock which are subject to issuance upon conversion of the Convertible Notes that it holds. Each of KKR Millennium GP LLC is the general partner of KKR Associates Millennium L.P., which is the general partner of the KKR Millennium Fund L.P., Fund Holdings, Fund Holdings GP, Group Holdings, KKR & Co., KKR Management and Henry R. Kravis and George R. Roberts may be deemed to have or share beneficial ownership of the shares of Common Stock beneficial owned by Sealy Holding LLC. KKR Partners, III, L.P. is also a member of Sealy Holding LLC. The address

of KKR Millennium GP LLC and each individual listed above is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

(3) Based solely on a Schedule 13G filed on February 9, 2010 by this beneficial owner, shares shown as beneficially owned by Franklin Templeton Investment Corp., a Canadian corporation, reflect shares of common stock owned by it over which holds sole power to vote and sole power to dispose; Franklin Resources Inc., a Delaware corporation, which serves as an investment manager for Franklin Templeton Investment Corp., as well as Charles B. Johnson and Rupert H. Johnson, Jr., who are the principal shareholders of Franklin Resources Inc., may each be deemed to share beneficial ownership of any shares beneficially owned by Franklin Templeton Investment Corp, but each disclaims such beneficial ownership. The address for Franklin Templeton Investment Corp. is 200 King street West, Suite 1500, Toronto, Ontario, Canada M5H3T4, and the address for Franklin Resources Inc. and Messrs. Johnson and Johnson is One Franklin Parkway, San Mateo, California 94403-1906.

(4) This information is based on the Schedule 13G filed on February 11, 2010 by the beneficial owner and on information provided to Sealy by this beneficial holder. These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

(5) Sealy non-employee directors on March 1, 2009 held a total of 157,013 Sealy share units as a result of deferring all or a portion of their director fees under the Sealy Director's Deferred Compensation Plan. The growth of these units is tied directly to the growth in value of Sealy's shares. After a director leaves Sealy's board of directors, these units may ultimately be paid at the Company's election in Sealy shares or the then cash equivalent thereof. As of February 26, 2010, the following directors held the indicated number of Sealy share units: Mr. Carroll—64,488; Mr. Johnston—28,943; Mr. King—2,809; Mr. Nelson—56,698; Mr. Norris—49,221; and Mr. Roedel—73,033.

(6) Includes 291,971 restricted shares granted to Mr. Rogers in July 2008.

(7) Sealy's executive officers as of February 26, 2010 consisted of Messrs. Rogers, Ackerman, Hofmann, Bachicha, Dabiero, Murray and Ms. Allen.

***Section 16(a) Beneficial Ownership Reporting Compliance***

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who beneficially own more than 10% of our outstanding common stock to file reports of beneficial ownership with the SEC and to furnish us with copies of the reports. Based solely on a review of Forms 3, 4 and 5 and amendments thereto furnished to us during our fiscal year ended November 29, 2009, the following individuals failed to file on a timely basis reports required by Section 16(a) of the Exchange Act were Messrs. Walker, Ackerman, Bachicha, Dabiero, Hofmann, Rogers, Johnston, Morin and Roedel each filed in August 2009 a Form 4 relating to modifications stock option and restricted stock unit grants that were made in June 2009 as part of the Company's refinancing.

## CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

### Related Party Transactions

During fiscal 2009, the Company incurred costs for consulting services rendered by KKR (who controlled approximately 49.2% of our issued and outstanding common stock at November 29, 2009) and Capstone Consulting LLC (a consulting company that works exclusively with KKR's portfolio companies) of $2.9 million. The Company was also billed $0.3 million for executive search costs incurred by KKR on the Company's behalf for fiscal 2009. During the third quarter of fiscal 2009, the Company entered into a lease arrangement with a KKR affiliate for the Clarion facility for a six month initial term with two six month renewal options available. The Company has received lease income on this property of an insignificant amount during fiscal 2009.

In connection with the Company's refinancing in 2009, the Company entered into an agreement with Sealy Holding, LLC, a company through which KKR's ownership in us is held (the "Purchaser"), whereby the Purchaser provided $177.1 million in cash to support its obligation to exercise its rights under the rights offering made to all common stockholders as well as an oversubscription for those rights that were not exercised by other common shareholders. Until the conclusion of the rights offering period, the $177.1 million bore interest at a rate of LIBOR plus 3.0%. At the expiration of the rights offering period, the Company repaid the Purchaser $83.3 million which represented the proceeds obtained from the subscription to the Convertible Notes by other shareholders. Convertible Notes were issued to the Purchaser in an aggregate amount of $93.8 million. Interest paid to the Purchaser on the $177.1 million related party loan outstanding during the rights period was $0.7 million. As consideration for the forward purchase, the Company paid the Purchaser $1.0 million which has been deferred as debt issuance costs which will be amortized as a component of interest expense.

KKR Financial LLC, an affiliate of KKR, also participated in the Senior Notes that were issued in connection with the Refinancing. As part of the offering, KKR Financial LLC purchased $53.0 million principal amount of the outstanding Senior Notes. Interest expense of $2.9 million has been recorded related to KKR Financial LLC's portion of the outstanding Senior Notes. At November 29, 2009, $2.2 million of this amount has been paid and $0.7 million remains accrued.

During fiscal 2009, the Company's joint ventures paid to the Company license fees of an insignificant amount and a dividend of $1.0 million.

### Review and Approval of Related Party Transactions

Our Audit Committee reviews and approves all related party transactions.

## OTHER MATTERS

### Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement and annual report may have been sent to multiple stockholders in your household unless contrary instructions have been received by such stockholders. If at any time, you would like to receive a separate proxy statement and annual report, we will promptly deliver a separate copy of either document to you upon written or oral request to: Corporate Secretary, Sealy Corporation, One Office Parkway, Trinity, North Carolina 27370, telephone: (336) 861-3500. If you want to receive separate copies of the proxy statement or annual report in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

**We make available, free of charge on our website, all of our filings that are made electronically with the SEC, including Forms 10-K, 10-Q and 8-K. To access these filings, go to our website (*www.sealy.com*) and click on "Investor Relations" under the "About Sealy" heading. Copies of our Annual Report on Form 10-K for the year ended November 29, 2009, including financial statements and schedules thereto, filed with the SEC are also available without charge to stockholders upon**

**written request addressed to: Corporate Secretary, Sealy Corporation, One Office Parkway, Trinity, North Carolina 27370.**

********************

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. YOU, THEREFORE, ARE URGED TO EXECUTE PROMPTLY AND RETURN THE ACCOMPANYING PROXY IN THE ENVELOPE THAT HAS BEEN ENCLOSED FOR YOUR CONVENIENCE. Stockholders who are present at the Annual Meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

By order of the board of directors



Michael Q. Murray
*Senior Vice President, General Counsel & Secretary*

March 5, 2010
Trinity, North Carolina

# THE AMENDED AND RESTATED SEALY CORPORATION BONUS PLAN

Sealy Corporation (the "*Company*") hereby adopts the Amended and Restated Sealy Corporation Bonus Plan, as it may be amended from time to time (the "*Plan*") for the benefit of certain employees and subject to the terms and provisions set forth below.

## 1. Purpose of the Plan

The Plan is intended to: (i) attract and retain employees in key positions of the Company and any other Service Recipient (as defined below) (collectively, the "*Sealy Group*"); (ii) motivate Participants (as defined below) toward achieving the Company's objectives; and (iii) reward Participants for their contributions to the success of the Sealy Group.

## 2. Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a) *"Board"* shall mean the Board of Directors of the Company.

(b) *"Code"* shall mean the Internal Revenue Code of 1986, as amended, or any successor thereto.

(c) *"Committee"* shall mean the Compensation Committee of the Board (or a subcommittee thereof), which Committee shall, to the extent an award granted hereunder is intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code, be constituted of at least two members who satisfy the definition of "outside director" within the meaning of Section 162(m) of the Code.

(d) *"Covered Employee"* shall have the meaning set forth in Section 162(m) of the Code.

(e) *"Disability"* shall mean either a disability under the Social Security Act or under the long term disability program provided by the Company.

(f) *"Participant"* shall mean each exempt salaried employee of the Sealy Group whom the Committee designates as a participant under the Plan in accordance with Section 4 of the Plan.

(g) *"Performance Period"* shall mean each fiscal year or multi-year cycle, as determined by the Committee.

(h) "*Retirement*" shall mean, unless otherwise agreed by the Company (or any member of the Sealy Group) in a written employment agreement or employment letter with such Participant, the Participant's retirement from the Company or any other member of the Sealy Group meeting either of the following criteria: (a) the Participant is at least 65 years of age *or* (b) the Participant is at least 62 years of age with at least 10 years of service with the Sealy Group.

(i) *"Section 162(m) of the Code"* shall mean Section 162(m) of the Code and the regulations, guidance and pronouncements promulgated thereunder.

(j) "*Section 409A of the Code*" shall mean Section 409A of the Code and the rules, regulations, guidance and pronouncements promulgated thereunder.

(k) "*Service Recipient*" shall mean the Company, any of its subsidiaries, or any of its affiliates that satisfies the definition of "service recipient" within the meaning of Treasury Regulation Section 1.409A-1 (or any successor regulation), with respect to which the person is a "service provider" (within the meaning of Treasury Regulation Section 1.409A-1 (or any successor regulation).

(l) *"Share"* shall mean a share of Class A common stock, par value $0.01 per share, of the Company, which may be authorized but unissued, or issued and reacquired.

## 3. Administration

(a) The Plan shall be administered, operated and interpreted by the Committee, to the extent reasonably possible, in a manner which would be expected to cause any award intended to be qualified as performance-based compensation under Section 162(m) of the Code to so qualify. The Committee shall establish the performance objectives for any Performance Period in accordance with Section 5 and certify whether and to what extent such performance objectives have been obtained. Any determination made by the Committee under the Plan shall be final, conclusive and binding on any member of the Sealy Group, any Participant and any other person dealing with the Plan.

(b) The Committee may employ such legal counsel, consultants and agents (including counsel or agents who are employees of a member of the Sealy Group) as it may deem desirable for the administration of the Plan and may rely upon any opinion received from any such counsel, consultant or agent and any computation received from such consultant or agent. All expenses incurred in the administration of the Plan, including, without limitation, for the engagement of any counsel, consultant or agent, shall be paid by the Company. No member or former member of the Board or the Committee shall be liable for any act, omission, interpretation, construction or determination made in connection with the Plan other than as a result of such individual's willful misconduct.

(c) The Committee may delegate its authority under this Plan; provided that, the Committee shall in no event delegate its authority with respect to the compensation of the Chief Executive Officer of the Company, the four most highly compensated executive officers, or such other Covered Employees of the Company as may be determined under Section 162(m) of the Code, or any other individual whose compensation the Board or Committee reasonably believes may become subject to Section 162(m) of the Code.

## 4. Participation

Participants in the Plan are selected during each Performance Period by the Committee from exempt salaried employees of the Sealy Group. Participants are assigned to a bonus group (each, a "*Group*") at the sole discretion of the Committee, with groupings generally as follows:

Group 8: . . Selected Senior Company Executives
Group 7: . . Senior Company Executives
Group 6: . . Corporate and Regional Sales & Operations Vice Presidents
Group 5: . . Other Senior Management
Group 4: . . Plant Managers, Sales Managers
Group 3: . . Other Middle Management
Group 2: . . Senior Professionals and Plant Supervisors
Group 1: . . Selected Exempt Employees

Non-exempt employees (*i.e.*, employees eligible for overtime) and sales representatives of the Sealy Group shall not be eligible to participate in the Plan. Participants may be added or have their Group changed during a Performance Period on a pro-rated basis at the discretion of the Committee.

## 5. Bonuses

(a) *Performance Criteria.* No later than 90 days after each Performance Period begins (or such other date as may be required or permitted under Section 162(m) of the Code), the Committee shall establish the performance objective or objectives that must be satisfied in order for a Participant to receive a bonus for each such Performance Period. Any such performance objectives will be based upon the relative or comparative achievement of one or more of the following criteria, as determined by the Committee: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per Share; (v) book value per Share; (vi) return on shareholders' equity; (vii) expense management; (viii) return on investment; (ix) improvements in capital structure; (x) profitability of an identifiable business unit or product; (xi) maintenance or improvement of profit margins; (xii) stock price; (xiii) market share; (xiv) revenues or sales; (xv) costs; (xvi) cash flow; (xvii) working capital; (xviii) return on assets; (xix) total shareholder return; (xx) enterprise value; (xxi) total business return; (xxii) return on invested capital; and (xxiii) return on investment. The foregoing criteria may relate to the Company, one or more of the members of the Sealy Group or one or more of their respective divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine.

The performance objective(s) established by the Committee will be established at the following achievement levels:

(i) *Maximum* shall be the goal assigned to each performance objective that provides a bonus payment of two (2) times the target payment amount;

(ii) *Target* shall be the is goal assigned to each performance objective that provides a bonus payment at the target payment level; and

(iii) *Minimum* shall be the goal assigned to each performance objective that must be achieved prior to any bonus payment.

The Committee may adjust, upward or downward, the performance objective(s) in respect of a given Performance Period to reflect:

(i) "Extraordinary Items" as defined by Accounting Principles Board Opinion No. 30;

(ii) Any financial impact of new accounting pronouncements; and

(iii) Any other items approved by the Board or the Committee;

provided, that such adjustments may only apply with respect to bonuses payable to Covered Employees to the extent permitted by Section 162(m) of the Code, to the extent that such bonuses are intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code.

(b) *Target Incentive Bonuses.* No later than 90 days after each Performance Period begins (or such other date as may be required or permitted under Section 162(m) of the Code), the Committee shall establish target incentive bonuses for each individual Participant. Unless otherwise determined by the Committee in its sole and absolute discretion, the percentage of a Participant's annual rate of base salary to be used in the bonus award calculation for each Group shall increase from zero to a stated maximum as performance exceeds the minimum goal according to the following schedule of bonus awards:

| GROUP | MINIMUM | TARGET | MAXIMUM |
|---|---|---|---|
| 8 | (as determined by the Committee for each participant) | | |
| 7 | 0% | 35% | 70% |
| 6 | 0% | 30% | 60% |
| 5 | 0% | 25% | 50% |
| 4 | 0% | 20% | 40% |
| 3 | 0% | 15% | 30% |
| 2 | 0% | 10% | 20% |
| 1 | 0% | 5% | 10% |

Subject to Sections 5(e)–5(i) below and unless otherwise determined by the Committee in its sole discretion, bonus awards under the Plan will be calculated as a percentage of a Participant's weighted average annual rate of base salary in effect for the Performance Period for which a bonus is payable.

(c) *Maximum Amount Payable.* The Committee shall (x) determine, as soon as practicable after the applicable Performance Period ends but in no event later than February 25th of the year immediately following the fiscal year in respect of which bonuses under the Plan may be payable, (i) whether and to what extent any of the performance objectives established for the relevant Performance Period under Section 5(a) have been satisfied and (ii) for each Participant who is employed by a member of the Sealy Group through the last day of the applicable Performance Period, except as otherwise provided for herein, the actual bonus to which such Participant shall be entitled, taking into consideration the extent to which the performance objectives have been met, and (y) cause such bonus to be paid to such Participant in accordance with Section 6. Any provision of this Plan notwithstanding, in no event shall any Participant receive a bonus under this Plan in respect of any fiscal year of the Company in excess of $2.5 million.

(d) *Negative Discretion.* Notwithstanding anything else contained in Section 5(c) to the contrary, the Committee shall have the right, in its absolute discretion, (i) to reduce or eliminate the amount otherwise payable to any Participant under Section 5(c) based on individual performance or any other factors that the Committee, in its discretion, shall deem appropriate and (ii) to establish rules or procedures that have the effect of limiting the amount payable to each Participant to an amount that is less than the maximum amount otherwise authorized under Section 5(c).

(e) *Death/Disability/Retirement.* To the extent permitted under Section 162(m) of the Code if an award granted hereunder is intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code, if a Participant dies or terminates employment due to Disability or Retirement, in each case, prior to the last day of a Performance Period for which a bonus is payable hereunder, such Participant may receive an annual bonus equal to the bonus otherwise payable to such Participant based upon actual Company performance for the applicable Performance Period, multiplied by a fraction, the numerator of which is the number of days that have elapsed during the Performance Period in which the Participant's death or termination due to Disability or Retirement occurs prior to and including the date of the Participant's death or termination due to Disability or Retirement and the denominator of which is the total number of days in the Performance Period. In addition, if such an event occurs in the calendar year in which the Performance Period begins, the foregoing pro-ration shall be calculated using the Participant's weighted average annual rate of base salary in effect for the fiscal year in which such termination occurs and applying the target percentage (*i.e.*, Minimum, Target or Maximum) applicable based upon the Company's actual performance for the applicable Performance Period.

(f) *Other Termination of Employment.* Unless otherwise determined by the Committee and except as may otherwise be provided in Section 5(e) above, no bonuses shall be payable under this Plan to any Participant whose employment terminates prior to the end of the applicable Performance Period.

(g) *Partial Performance Period.* To the extent permitted under Section 162(m) of the Code if an award granted hereunder is intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code, if a Participant is hired or rehired by a member of the Sealy Group after the beginning of a Performance Period, but prior to November 1 during such Performance Period for which a bonus is payable hereunder, such Participant may receive an annual bonus equal to the bonus otherwise payable to such Participant based upon actual Company performance for the applicable Performance Period, multiplied by a fraction, the numerator of which is the number of days of active employment with the Sealy Group during the Performance Period and the denominator of which is the total number of days in the Performance Period.

(h) *Leave of Absence.* To the extent permitted under Section 162(m) of the Code if an award granted hereunder is intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code, if a Participant experiences a period of unpaid leave of absence (whether by layoff, workers compensation leave or other leave of absence) for a continuous period of 30 days or more during a Performance Period for which a bonus is payable hereunder, such Participant may receive an annual bonus equal to the bonus otherwise payable to such Participant based upon actual Company performance for the applicable Performance Period, multiplied by a fraction, the numerator of which is the number of days of active employment with the Sealy Group during the Performance Period and the denominator of which is the total number of days in the Performance Period.

(i) *Transfers of Employment.* To the extent permitted under Section 162(m) of the Code if an award granted hereunder is intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code, a Participant who is hired, transferred or promoted during a Performance Period for which a bonus is payable hereunder, will receive a pro-rated bonus based upon the number of days worked in each position during the Performance Period and at each location/ segment and in each Group. Hires, transfers or promotions which occur after October 31 of a Performance Period shall not take effect for bonus purposes until the next Performance Period, if any.

**6. Payment**

(a) *In General.* Except as otherwise provided hereunder, payment of any bonus amount determined under Section 5 shall be made to each Participant on February 25th of the year immediately following the fiscal year in respect of which the applicable bonuses are payable, after the Committee certifies that one or more of the applicable performance objectives have been attained or, in the case of any bonus payable under the provisions of Section 5(d), after the Committee determines the amount of any such bonus; provided, however, that in any event all payments made hereunder shall be in accordance with the requirements of Section 409A of the Code.

(b) *Form of Payment.* All bonuses payable under this Plan shall be payable in a cash lump sum payment, unless otherwise provided by the Committee.

**7. General Provisions**

(a) *Effectiveness of the Plan.* The Plan shall become effective on the date on which it is adopted by the Board, subject to the approval of the shareholders of the Company. The Plan shall remain in effect until such time as it is terminated by the Board or the Committee.

(b) *Amendment and Termination.* The Board or the Committee may at any time amend, suspend, discontinue or terminate the Plan; *provided, however,* no such action shall be effective without approval by the shareholders of the Company to the extent necessary to continue to qualify the amounts payable hereunder to Covered Employees as under Section 162(m) of the Code, if such amounts are otherwise intended by the Committee to be so qualified.

(c) *Designation of Beneficiary.* Each Participant may designate a beneficiary or beneficiaries (which beneficiary may be an entity other than a natural person) to receive any payments which may be made following the Participant's death. Such designation may be changed or canceled at any time without the consent of any such beneficiary. Any such designation, change or cancellation must be made in a form approved by the Committee and shall not be effective until received by the Committee. If no beneficiary has been named, or the designated beneficiary or beneficiaries shall have predeceased the Participant, the beneficiary shall be the Participant's spouse or, if no spouse survives the Participant, the Participant's estate. If a Participant designates more than one beneficiary, the rights of such beneficiaries shall be payable in equal shares, unless the Participant has designated otherwise.

(d) *No Right to Continued Employment or Awards.* Nothing in this Plan shall be construed as conferring upon any Participant any right to continue in the employment of any member of the Sealy Group. No Participant shall have any claim to be granted any award, and there is no obligation for uniformity of treatment of Participants or beneficiaries. The terms and conditions of awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not the Participants are similarly situated).

(e) *No Limitation on Corporate Actions.* Nothing contained in the Plan shall be construed to prevent any member of the Sealy Group from taking any corporate action which is deemed by it to be appropriate or in its best interest, whether or not such action would have an adverse effect on any awards made under the Plan. No employee, beneficiary or other person shall have any claim against any member of the Sealy Group as a result of any such action.

(f) *Nonalienation of Benefits.* Except as expressly provided herein, no Participant or beneficiary shall have the power or right to transfer, anticipate, or otherwise encumber the Participant's interest under the Plan. The Company's obligations under this Plan are not assignable or transferable except to (i) a corporation which acquires all or substantially all of the Company's assets or (ii) any corporation into which the Company may be merged or consolidated. The provisions of the Plan shall inure to the benefit of each Participant and the Participant's beneficiaries, heirs, executors, administrators or successors in interest.

(g) *Withholding.* A Participant may be required to pay to a member of the Sealy Group and each member of the Sealy Group shall have the right and is hereby authorized to withhold from any payment due under this Plan or from any compensation or other amount owing to the Participant, applicable withholding taxes with respect to any payment under this Plan and to take such action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such withholding taxes.

(h) *Severability.* If any provision of this Plan is held unenforceable, the remainder of the Plan shall continue in full force and effect without regard to such unenforceable provision and shall be applied as though the unenforceable provision were not contained in the Plan.

(i) *Governing Law.* The Plan shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of laws.

(j) *Headings.* Headings are inserted in this Plan for convenience of reference only and are to be ignored in a construction of the provisions of the Plan.

(k) *Compliance with Section 409A of the Code.* The Plan is intended to comply with Section 409A of the Code and will be interpreted in a manner intended to comply with Section 409A of the Code. Notwithstanding anything herein to the contrary, if at the time of the Participant's termination of employment with any Service Recipient the Participant is a "specified employee" as defined in Section 409A of the Code, and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of service is necessary in order to prevent the imposition of any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to the Participant) to the minimum extent necessary to satisfy Section 409A of the Code until the date that is six months and one day following the Participant's termination of employment with all Service Recipients (or the earliest date as is permitted under Section 409A of the Code), if such payment or benefit is payable upon a termination of employment. Each payment made under the Plan shall be designated as a "separate payment" within the meaning of Section 409A of the Code.

Adopted by the Board on March 1, 2010

## PART I

### Item 1. Business

***General***

Sealy Corporation (hereinafter referred to as the "Company", "Sealy", "we", "our", or "us"), a Delaware corporation organized in 1984, is the largest bedding manufacturer in the world. Based on *Furniture/Today*, a furniture industry publication, we are also the leading bedding manufacturer in the United States with a wholesale market share of approximately 19.5% in 2008, 1.23 times greater than that of our next largest competitor.

We manufacture and market a complete line of bedding products, including mattresses and mattress foundations. Our conventional (innerspring) bedding products are manufactured and marketed in the Americas under our *Sealy*, *Sealy Posturepedic*, *Stearns & Foster* and *Bassett* brand names. In addition, we manufacture and market specialty (non-innerspring) latex and visco-elastic bedding products under the *PurEmbrace, TrueForm, SpringFree, Stearns & Foster, Reflexions*, *Carrington Chase*, and *MirrorForm* brand names, which we sell in the specialty bedding category in the United States and internationally. Through fiscal 2009, we also sold bedding products under the *Pirelli* brand name primarily in Europe, but have elected to discontinue this licensing contract effective December 31, 2009.

We believe that our *Sealy* brand name has been the number one selling brand in the domestic bedding industry for over 25 years and our *Stearns & Foster* brand name is one of the leading brands devoted to the attractive luxury category which sells at higher price points in the industry. We believe that going to market with the best selling and most recognized brand in the domestic bedding industry (*Sealy*), one of the leading luxury brands (*Stearns & Foster*), and differentiated specialty bedding offerings gives us a competitive advantage and strengthens our relationships with our customers by allowing us to offer sleep solutions to a broad group of consumers.

We maintain an internet website at *www.sealy.com*. We make available on our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Proxy Statements, and other reports, as soon as reasonably practicable after they are electronically filed or furnished to the Securities and Exchange Commission ("SEC").

***Debt Refinancing***

On May 13, 2009, we announced a comprehensive plan to refinance our existing senior secured credit facilities and replace them with indebtedness that has longer-dated maturities and eliminates quarterly financial ratio based maintenance covenants (the "Refinancing"). Through the Refinancing, we have: 1) entered into a new asset-based revolving credit facility (the "ABL Revolver") which provides commitments of up to $100.0 million maturing in May 2013; 2) issued $350.0 million in aggregate principal amount of senior secured notes due April 2016 (the "Senior Notes"); and 3) issued $177.1 million in aggregate principal amount of senior secured convertible paid in kind ("PIK") notes due July 2016 pursuant to a rights offering to all existing shareholders of the Company (the "Convertible Notes"). The proceeds from the Refinancing were used to repay all of the outstanding amounts due under our previously existing senior secured credit facilities, which consisted of a $125 million senior revolving credit facility and senior secured term loans, and to increase cash for general operating purposes.

Through a merger with affiliates of Kohlberg Kravis Roberts & Co. L.P. ("KKR") in 2004, KKR acquired approximately 92% of the Company's capital stock. Subsequent to the initial public offering in 2006, KKR's ownership decreased. At November 29, 2009, affiliates of KKR controlled approximately 49.2% of our issued and outstanding common stock.

***Our Segments***

We have two reportable segments: the Americas and Europe. These segments have been identified and aggregated based on our organizational structure, which is organized around geographic areas. Both of our reportable segments manufacture and market conventional and specialty bedding products. The Americas segment operations are concentrated in the United States, Canada, Mexico, Argentina, Uruguay, Brazil, and Puerto Rico, with our dominant operations being in the United States (also referred to as "Domestic" herein). Europe's operations are concentrated in western Europe. We derived approximately 8.7% of our fiscal 2009 net sales from our Europe segment, with the remainder of our net sales coming from the Americas segment. For more information regarding revenues, income and assets by reportable segment, see Note 20 to our Consolidated Financial Statements in Item 8.

***Products***

We produce sleep sets across a range of technologies, including innerspring, latex foam and visco-elastic "memory foam", and sell them in diverse geographies in the Americas and Europe. While our strategy is to drive sales growth through domestic specialty products, the majority of our products continue to be in the domestic innerspring market where we offer a complete line of innerspring bedding products in sizes ranging from twin to king size, selling at retail price points from under $300 to approximately $5,000 per queen set domestically. While we sell conventional innerspring products at all retail price points, we focus our product development and sales efforts toward mattress and box spring sets that sell at retail price points above $750 domestically. Though the higher priced market sectors have shown more of a downturn due to the slowdown of the global economy in 2008 and 2009 than the lower priced sectors, we believe that the higher priced sectors of the market will return to their historical growth trends, offering faster growth and greater profitability in the long-term. In order to capture this growth potential, we have introduced new products in fiscal 2009 which are focused on the luxury price points and we believe that these products have been well received by customers. For fiscal 2009, we derived approximately 63% of our total domestic sales from products with retail price points of $750 and above.

Our product development efforts include regular introductions across our product lines in order to maintain the competitiveness and the profitability of our products. In the past two years alone, we have introduced several new products including: 1) an innovative new *Sealy Posturepedic* innerspring line, 2) the *Sealy Posturepedic PurEmbrace* mattress featuring our proprietary *SmartLatex*, 3) our redesigned *Stearns & Foster* product line which features our Variable Response Technology foam to provide a softer, more indulgent sleep surface, 4) three new *Stearns & Foster* models to target the upper-end luxury price points and 5) new *Posturepedic* beds with price points above $1,000.

In the Americas and Europe, we also produce a variety of innovative latex foam, and visco-elastic "memory foam" bedding products for the specialty bedding category. The specialty bedding category has seen a significant downturn in 2009 sales as the economic environment has shifted the consumer's focus to, often lower priced, innerspring products. For the first nine months of calendar 2009, specialty bedding sales reported by International Sleep Products Association ("ISPA") were down 21.6% compared to a decrease of 10.5% for conventional mattress sales. Given their higher price points, specialty products are often sold with financing terms provided by retailers. The decrease in the availability of financing by the retailers due to the effects of the recent credit environment has put pressure on the high-end price points. While we have continued to introduce new specialty products in the past year, we have seen significant slowdowns in the sales of these products consistent with the overall trend of the market. However, we believe that the potential to increase market share continues to exist for future periods in this area as the economic environment improves. In our other international markets within the Americas, we also offer a wide range of products. In each market, we offer a full line of innerspring and specialty products under the *Sealy* and local brand names.

In Europe, we produce, market and distribute latex products that are produced through a proprietary, continuous production process and sold to customers in the European retail market. Through fiscal 2009, these sales have been made primarily under the *Pirelli* brand name. However, we have strategically decided to discontinue our licensing arrangement with *Pirelli* effective December 31, 2009 and will transition to selling product in the European market primarily under the *Sealy* brand. While the main focus will continue to be latex products, we will also continue to focus on maintaining a diverse portfolio of product offerings in this market. In addition to its retail focus, our Europe segment sells latex components to other mattress, furniture and automotive manufacturers worldwide.

***Customers***

Our five largest customers on a consolidated basis accounted for approximately 25.5% of our net sales for fiscal 2009 and no single customer represented more than 10% of our net sales during fiscal 2009. While we believe our relationships with these customers are stable, many arrangements are made by purchase order or are terminable at will at the option of either party. In the U.S., we serve a large and well diversified base of approximately 3,000 customers, including furniture stores, specialty bedding stores, department stores and warehouse club stores. During 2008 and the first quarter of 2009, the economic environment became more challenging and caused a higher occurrence of bankruptcies for mattress retailers. However, we have seen a decrease in the frequency of bankruptcies of our customers in the second through fourth quarter of fiscal 2009. These economic conditions have also caused some smaller mattress retailers to exit the market. We continue to remain focused on monitoring our customer relationships and working with our customers during these unpredictable and difficult times. We have been able to maintain a leading market share among the top 25 U.S. bedding retailers by wholesale sales dollars even through this uncertain economic environment. We believe this is due, in part, to the strength of our customer relationships, our large and well trained sales force, effective marketing, leading brand names and a broad portfolio of quality product offerings.

We believe our sales force is the largest and best trained in the U.S. bedding industry, as evidenced by our high market share among our major retail accounts, new account growth and strong customer retention rates. Our sales strategy supports strong retail relationships through the use of cooperative advertising programs, in-store product displays, sales associate training and a national advertising campaign to support our multiple brand platforms. A key component of our sales strategy is the leveraging of our portfolio of multiple leading brands across the full range of retail price points to capture and retain profitable long term customer relationships.

In Europe, we sell finished mattresses to approximately 4,000 customers including furniture stores, specialty bedding stores and department stores. Additionally, Europe sells latex components to original equipment manufacturers (OEMs) in a variety of industries, though the primary focus is bedding or furniture applications. One customer comprises approximately 30.3% of total sales within Europe in fiscal 2009.

***Sales and Marketing***

Our sales depend primarily on our ability to provide quality products with recognized brand names at competitive prices. Additionally, we work to build brand loyalty with our end-use consumers, principally through cooperative advertising with our dealers, along with superior "point-of-sale" materials designed to emphasize the various features and benefits of our products that differentiate them from other brands and targeted in-country national advertising.

In 2008, we launched our first national advertising campaign in over a decade, "Get a Better Six", which was designed not only to deliver a strong direct-to-consumer message but also to serve as a platform for our retailers to better leverage their cooperative advertising dollars. The objective of this campaign is to motivate consumers to ask for *Sealy Posturepedic* products by name by achieving over one billion impressions through an integrated marketing campaign including television, print and the Internet. After its initial release in 2008, spending for this campaign has decreased in fiscal 2009.

In the U.S., we manage all aspects of our sales force centrally in order to enable us to operate in a more coordinated and effective fashion. Our national account and regional account sales forces are organized along customer lines, and our field sales force is generally structured based on regions of the country and districts within those regions. These sales forces are measured on sales and customer profitability performance. We have a comprehensive training and development program for our sales force, including our *University of Sleep* curriculum, which provides ongoing training sessions with programs focusing on advertising, merchandising and sales education, including techniques to help optimize a dealer's business and profitability.

Our sales force emphasizes follow-up service to retail stores and provides retailers with promotional and merchandising assistance, as well as extensive specialized professional training and instructional materials. Training for retail sales personnel focuses on several programs designed to assist retailers in maximizing the effectiveness of their own sales personnel, store operations, and advertising and promotional programs, thereby creating loyalty to, and enhanced sales of, our products.

***Operations***

We manufacture and distribute products to our customers primarily on a just-in-time basis from our network of 30 company-operated bedding and component manufacturing facilities located around the world. We manufacture most bedding to order and employ just-in-time inventory techniques in our manufacturing process to more efficiently serve our dealers' needs and to minimize their inventory carrying costs. Most bedding orders are scheduled, produced and shipped within five business days of receipt from our plants located in close proximity to a majority of our customers. We believe there are a number of important advantages to this operating model such as the ability to provide superior service and custom products to regional, national and global accounts, a significant reduction in our required inventory investment and short delivery times. We believe these operating capabilities, and the ability to serve our customers, provide us with a competitive advantage.

We believe we are the most vertically integrated U.S. manufacturer of innerspring and latex components. We distinguish ourselves from our major competitors by maintaining our own component parts manufacturing capability for producing substantially all of our mattress innerspring and latex component parts requirements. This vertical integration lessens our reliance upon certain key suppliers to the innerspring bedding manufacturing industry and provides us with the following competitive advantages:

- procurement advantage by lessening our reliance upon industry suppliers and thus increasing our flexibility in production;
- production cost advantage via cost savings directly related to our vertically integrated components production capabilities; and
- response time advantage by improving our ability to react to shifts in market demands, thus improving time to market.

Our Europe segment is a leading manufacturer of latex bedding products in Europe, with manufacturing operations in France and Italy. The Europe segment has a proprietary, low cost, high quality continuous latex production capability. This same process exists at our domestic production facility in Pennsylvania. We believe that these processes position us well so that we can offer differentiated products at lower cost.

*Sources and Availability of Raw Materials and Suppliers*

Our primary raw materials consist of polyurethane foam, polyester, polyethylene foam and steel innerspring components which we purchase from various suppliers. In the U.S., we rely upon a single supplier for certain polyurethane foam components in our mattress units. Such components are purchased under a supply agreement. We continue to develop alternative supply sources, allowing acquisition of similar component parts that meet the functional requirements of various product lines. We also purchase a significant portion of our box spring parts from third party sources under supply agreements which require that we maintain certain volume requirements based on a proportional amount of the material purchases. These volume requirements do not represent fixed purchase commitments. We are also dependent on a single supplier for the visco-elastic components and assembly of our *TrueForm* product line. Except for our dependence regarding polyurethane foam, visco-elastic components and assembly of our *TrueForm* product line, we do not consider ourselves to be dependent upon any single outside vendor as a source of supply to our bedding business, and we believe that sufficient alternative sources of supply for the same, similar or alternative components are available.

*International*

We derived approximately 26.6% of our fiscal 2009 net sales internationally, primarily from Canada and Europe. We also generate income from royalties by licensing our brands, technology and trademarks to other manufacturers, including twelve international independent licensees.

We have 100% owned subsidiaries in Canada, Mexico, Puerto Rico, Argentina, Uruguay, Brazil, France and Italy, which have marketing and manufacturing responsibilities for those markets. We have three manufacturing and distribution center facilities in Canada and one each in Mexico, Puerto Rico, Argentina, Uruguay, Brazil, France and Italy, which comprise all of the company-owned manufacturing operations outside of the U.S. at November 29, 2009. As discussed above, our Europe operations have primarily sold product under the *Pirelli* tradename under a license agreement that expired in December 2009. We have made the strategic decision not to renew this agreement and will shift our focus in these markets primarily to *Sealy* products.

We also participate in a group of joint ventures with our Australian licensee to import, manufacture, distribute and sell *Sealy* products in Southeast Asia. On December 1, 2008, we sold a 50% interest in our operations in South Korea for $1.4 million to our Australian licensee and these operations became part of the group of joint ventures. The South Korean operation principally consists of a sales office that uses a contract manufacturer to service the South Korean market. On December 4, 2008, we acquired a 50% interest in a joint venture with our Australian licensee which owns the assets of our New Zealand licensee for $1.9 million. In addition to the above, we also ship products directly into many small international markets.

Our international operations are subject to the risks of operating in an international environment, including the potential imposition of trade or foreign exchange restrictions, tariff and other tax increases, fluctuations in exchange rates, inflation and unstable political situations, see "Risk Factors" in Item 1A.

For information regarding revenues and long lived assets by geographic area, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" in Item 7 as well as Note 20 to our Consolidated Financial Statements in Item 8.

### *Bedding Industry*

#### *General*

Our U.S. business within our Americas segment represents the dominant portion of our operations. The U.S. bedding industry generated wholesale revenues of approximately $6.2 billion during the calendar year 2008, according to ISPA. Based on a sample of leading mattress manufacturers, including Sealy, ISPA estimates that wholesale revenues for these manufacturers decreased approximately 9.1% in 2008. This trend has continued into 2009 and based on information published by ISPA, during the first nine months of calendar 2009, the sample of leading mattress manufacturers has seen a significant slowdown in volume, which has caused wholesale revenues to decrease approximately 13.4% from the revenues experienced in the first nine months of 2008.

Our strategy to weather the current economic environment has been based on our breadth of product offerings at various price points. Through this period, bedding industry retailers have seen that increased traffic flow has become even more dependent on the introduction of new product. In response, we have continued our new product introductions during 2009 and plan to continue to introduce new and innovative products in future periods. We believe that there continues to be significant growth opportunities at the premium end of the market (that is, retail prices greater than $1,000 per queen size set) and as consumer demand returns, we believe that we are well positioned to take advantage of this growth. According to ISPA, mattress units sold in the United States by manufacturers at retail price points of at least $1,000, as a percentage of total industry mattress units sold, rose from 16.3% in 2003 to 26.6% in 2008. Even with the downturn of the economy in late 2008, this portion of the market has shown modest growth of 0.3% between 2007 and 2008. For 2008, this data was based on data representing 40.7% of total industry units shipped. Additionally, queen and king size mattress units sold in the United States, as a percentage of total mattress units sold, rose from 43.3% in 2000 to 47.4% in 2008, according to ISPA. The recent slowdown of the global economy has caused wholesale domestic innerspring revenue levels to decrease 10.5% from 2008 levels through the first nine months of 2009 based on information provided by ISPA. We have also seen a shift to products at lower price points during this timeframe.

The specialty bedding category, which represents non-innerspring bedding products including visco-elastic ("memory foam"), latex foam and other mattress products, accounted for approximately 17.1% of the overall U.S. mattress market revenue in 2008 according to ISPA. Though we have seen significant historical growth in this sector, through the first nine months of 2009, wholesale revenue for specialty bedding from a sample of leading manufacturers decreased 21.6% from the levels experienced in the first nine months of 2008. We believe that once the retail environment begins to strengthen, consumers will return to purchases of specialty product and we are positioning ourselves to take advantage of this through continued new product introductions.

#### *Competition*

The bedding industry is highly competitive and we encounter competition from many manufacturers in both domestic and foreign markets. Manufacturers in the industry principally compete by developing new products and distributing these new products in retail outlets. While many bedding manufacturers, including Sealy, offer multiple types of bedding products, some of our competitors focus on single product types. The single product focus of these competitors may afford them with a competitive advantage, particularly in the specialty bedding market, but we believe going to market with the best selling and most recognized brand in the domestic bedding industry (*Sealy*) and differentiated specialty bedding offerings provides us a competitive advantage. We, together with Simmons Company and Serta, Inc., collectively accounted for approximately 50.9% of wholesale bedding industry revenues in 2008, based on figures obtained from ISPA and *Furniture/Today* industry publications. See "Risk Factors—The bedding industry is highly competitive, and if we are unable to compete effectively, we may lose customers and our sales may decline" in Item 1A below.

***Our Strategy***

We expect to deliver profitable sales growth from three sources: U.S. innerspring products, U.S. specialty products and our International markets. To accomplish this, we intend to leverage our intellectual property, scale and vertical integration to develop innovative products, aggressively manage our cost structure and deliver superior execution in the market place. We believe these actions will allow us to maintain our leading position with bedding retailers and generate strong earnings growth.

*Develop innovative products*

We continue to focus on the development of innovative products that are preferred by consumers and our retail customers. With superior, innovative product, we intend to maintain a disproportionate share of the premium-priced products in the market. Our New Product Development ("NPD") process emphasizes three key areas to improve the probability of success with each product that we launch.

- designing unique product attributes;
- testing the durability and quality of individual materials, components and complete system designs; and
- conducting extensive consumer, retail customer and manufacturability tests.

In designing our products, we use a cross-functional team of Sealy resources supported on an as-needed basis by external industrial design firms and development teams from current and prospective suppliers as well as an independent Orthopedic Advisory Board comprised of orthopedic surgeons, researchers and clinicians. These teams work to develop proprietary attributes that distinguish our products in the minds of the consumers and retailers from others in the market. By developing attributes that provide demonstrable performance and quality benefits, we expect retail sales associates to be better able to sell our products and end consumers to find them more desirable.

The development of unique product attributes often involves the use of new materials and components. Before settling on specific materials or components that have the desired performance characteristics, the teams test the performance characteristics and durability of the individual materials, then as components and finally as a complete system. We are the only manufacturer with its own pressure mapping laboratory, which allows us to quantify the pressure management efficacy of each mattress that we design. We also perform other extensive quantitative tests in our own labs to predict the expected performance profile of the design over the life of the mattress.

At various stages throughout the development process, we evaluate the look, feel and performance of prototypes with consumer and retailer focus groups. These tests allow us to identify preferences for specific attributes and designs. In parallel with these efforts, each design is evaluated for manufacturability to ensure that the ultimate design can be made efficiently and consistent with our quality standards.

During fiscal 2009, we utilized the above NPD process to introduce a newly designed *Stearns & Foster* product line, which targets the luxury retail price points beginning at $1,199 per queen set. The top-of-the-line *Stearns & Foster Estate* models, with retail price points starting at $1,499, feature our exclusive IntelliCoil ® for optimal comfort and fabric infused with cashmere for an extra soft touch. These new products have helped us to strengthen our position in the luxury price points of the market. Based on industry data and feedback from retailers, we believe this new line has enabled us to grow market share in the United States and we are launching a similar line of products in our Canada market.

*Aggressive cost structure management*

Over the past few years, we have implemented actions designed to reduce our fixed operating, selling, logistics and infrastructure costs, as well as product launch costs. In fiscal 2009 alone, we reduced our selling, general and administrative costs by more than $65 million compared to fiscal year 2008. Our actions have focused primarily on controlling costs, organizational realignments, reduced national advertising and more efficient product launches in the U.S. Through these actions, we have streamlined our workforce and have worked to reduce costs in areas such as travel and entertainment and professional fees without sacrificing our execution or performance. During the global recession of 2008 and 2009, we remained committed to aligning our cost structure with the existing retail environment. We have implemented new processes and selectively automated others to improve process quality and the productivity of our associates.

We have also implemented many of these same types of initiatives in our international locations.

We continue to leverage our vertical integration into the manufacturing of innersprings and latex foam to better control the design and costs of these components. Our expertise in these areas enables us to refine existing component designs and develop and manufacture proprietary designs, such as the IntelliCoil ®, while better controlling related costs.

We will also continue to leverage our scale and purchasing power to source technology and materials globally, acquire best-in-class equipment and buy in quantities sufficient to obtain the best pricing possible.

*Superior execution in the market place*

After we have developed what we believe to be innovative product at a competitive value, we intend to bring those products to market in a superior fashion. We will leverage the strength of the Sealy brands, the size of our sales force and our expertise in marketing strategies to deliver best-in-class execution in the market place.

As the largest bedding manufacturer in the world, the Sealy brand is well known by retailers and consumers in the United States, Canada and Mexico. In the United States, Sealy is the most recognized mattress brand in the industry.

We have the largest sales and training team in the United States bedding industry. We utilize that team to provide training and support at the store level for large and small customers. Effective training of the retail sales associates allows them to better educate consumers, who can in turn make more informed decisions when purchasing a Sealy product.

In order to better connect directly with consumers and motivate them to visit our retail partners while delivering a strong and compelling brand message, we intend to continue developing new advertising and marketing strategies for our brands. We develop and distribute simplified point-of-sale and advertising materials to our retail partners. Our sales force works with retailers to develop successful promotional programs and leverage media assets made available to them for their own advertisements. We will continue to evaluate the use of national advertising campaigns and the internet to deliver a strong direct-to-consumer message and to serve as a platform for our retailers to better leverage their cooperative advertising dollars. The objective of these campaigns will be to motivate consumers to ask for our products by name.

*Commitment to specialty products*

The specialty bedding category includes visco-elastic "memory foam" and latex foam and has experienced substantial historical growth both domestically and internationally. During the global recession, we have seen consumers focus more on value priced products. This has had a disproportionately negative impact on the specialty category. We believe that by successfully leveraging our strong brand advantage, proprietary latex manufacturing technology, and marketing and distribution capabilities, we have the potential to make significant market share gains in the specialty bedding category, which according to consumer and market research, will continue to be a significant category of the market in future years.

We have a dedicated latex production facility in Mountain Top, Pennsylvania utilizing the proprietary technology employed in our European manufacturing facilities. We continue to focus on optimizing the efficiency of the production process and developing innovative new formulations for use in our specialty product.

*Drive disproportionate growth in our international markets*

We plan to grow our international business through market-oriented strategies. In Canada, where we have the leading market share position, we also intend to expand our presence by executing a strategy which is similar to that utilized in the U.S. market. In Europe, we seek to gain market share from regional competition in a fragmented market by building on our foundation of OEM business and leveraging our sales, marketing and proprietary manufacturing expertise to gain market share with *Sealy* and *Sealy Posturepedic* branded finished goods. In Mexico, where we recently launched specialty products for the first time, we have placed more of an emphasis on consumer promotional spending in order to drive sales higher. In Argentina and Uruguay, we plan to profitably grow our positions by leveraging our sales, marketing and product development capabilities. In Brazil, we have moved to a business model under which significantly more product will be supplied by production from other Sealy manufacturing facilities. In addition, we anticipate further growth from international licensees.

*Generate strong earnings growth*

We intend to increase our operating profit margins over time. We seek to accomplish this through the strategies discussed above and in the following principal ways:

- Increasing the productivity and amount of retailer floor space with Sealy products by introducing successful, new products and working with retailers to effectively merchandise their floors;
- Prospecting for new business with retailers not currently selling Sealy products;
- Utilizing our value-engineering expertise to reduce our exposure to the highest cost materials and identifying and removing non-value added production costs while still enhancing product quality and feel to optimize flow and first pass yields;
- Using management metrics to benchmark functional performance on key measures and drive comparative best practices across all disciplines;
- Driving efficiency in our supply chain including strategic sourcing initiatives;
- Increasing the focus on higher margin, premium and specialty bedding categories and providing compelling reasons to our customers and consumers to invest in these products; and
- Managing our fixed cost base consistent with the retail market environment.

***Other Company Information***

*Licensing*

At November 29, 2009, there were 17 separate license arrangements in effect with 6 domestic and 11 foreign independent licensees. Sealy New Jersey (a bedding manufacturer), Klaussner Corporation Services (a furniture manufacturer), Kolcraft Enterprises, Inc. (a crib mattress manufacturer), Pacific Coast Feather Company (a pillow, comforter and mattress pad manufacturer), Chairworks Manufacturing Group Limited (an office seating manufacturer), and Mantua Manufacturing Co. (a bed frame manufacturer) are the only domestic manufacturers that are licensed to use the *Sealy* trademark, subject to the terms of license agreements. Pacific Coast Feather also has a license to use the *Stearns & Foster* brand on certain approved products. Under license agreements between Sealy New Jersey and us, Sealy New Jersey has the perpetual right to use certain of our trademarks in the manufacture and sale of *Sealy* brand and *Stearns & Foster* brand products in selected markets in the United States.

Our 11 foreign license agreements provide exclusive rights to market the *Sealy* brand in Thailand, Japan, the United Kingdom, Spain, Australia, South Africa, Israel, Saudi Arabia, Jamaica, Bahamas and the Dominican Republic. These licensing agreements allow us to reduce our exposure to political and economic risk abroad by minimizing investments in those markets. On December 4, 2008, we acquired a 50% interest in a joint venture with our Australian licensee which owns the assets of our New Zealand licensee for $1.9 million.

Our licensing group generates royalties by licensing *Sealy* brand technology and trademarks to manufacturers located throughout the world. We also provide our licensees with product specifications, research and development, statistical services and marketing programs. In the fiscal years ended November 29, 2009, November 30, 2008 and December 2, 2007, the licensing group as a whole generated unaffiliated gross royalties of approximately $16.5 million, $17.6 million and $19.2 million, respectively.

*Intellectual Property*

We have approximately 200 worldwide patents, of which the patents and pending patent applications relating to our *UniCased* technology, those patents that protect our proprietary spring and coil designs and our latex production process, are believed by us to be our most valuable. These patents, having been just recently issued or still pending, afford us multiple years of continuing protection of certain mattress designs. We have filed for patent protection for the core *UniCased* technology in 30 countries to date and expect similar competitive benefits from the issuance of those patents in those countries. The patents covering our proprietary spring and coil designs also provide Sealy with a competitive advantage in the U.S. and in other countries where we have a presence, and these patents have a remaining enforceable period of at least 13 years.

We own thousands of trademarks, tradenames, service marks, logos and design marks, including *Sealy*, *Stearns & Foster* and *Posturepedic*. We also license the *Bassett* tradename in various territories under a long term agreement. Through fiscal 2009, we licensed the *Pirelli* tradename in certain territories under an agreement that expired in December 2009. We strategically decided not to renew this contract upon its expiration and transition to sales under our *Sealy* brand in these territories, which are primarily concentrated in western Europe. With the exception of the Sealy New Jersey license, the domestic licenses are predominantly trademark licenses. Also, with the exception of the Sealy New Jersey license (which is of perpetual duration), each domestic license is limited by a period of years, all of which are for a length of five years or less.

Of our over 1,200 worldwide trademarks, we believe that our *Sealy*, *Posturepedic*, and *Stearns & Foster* marks and affiliated logos (the Sealy script, the "butterfly logo" and the *Stearns & Foster* "seal") are the most well known. We have registered the *Sealy*, *Posturepedic* and *Stearns & Foster* marks in over 101 countries.

Our licenses include rights for the licensees to use trademarks as well as current proprietary or patented technology utilized by us. We also provide our licensees with product specifications, quality control inspections, research and development, statistical services and marketing programs. Only the New Jersey, Australia, United Kingdom and Jamaica licenses are of perpetual duration (with some rights of termination), while the other licenses are for a set duration or are indeterminate in length and subject to reasonable notice provisions. All licenses have provisions for termination for cause (such as bankruptcy, misuse of the mark or violation of standards), approval of marketing materials, audit rights and confidentiality of proprietary data.

*Warranties and Product Returns*

*Sealy, Stearns & Foster* and *Bassett* bedding offer limited warranties on our manufactured products. The periods for "no-charge" warranty service vary among products. Prior to fiscal year 1995, such warranties ranged from one year on promotional bedding to 20 years on certain *Posturepedic* and *Stearns & Foster* bedding. All currently manufactured *Sealy Posturepedic* models, *Stearns & Foster* bedding, *Bassett* and some other *Sealy* branded products offer a ten year non-prorated warranty service period. Our *TrueForm* and *MirrorForm* visco-elastic line of bedding as well as our *SpringFree* latex line of bedding, carry a twenty year warranty on the major component, the last ten years of which are prorated on a straight-line basis. In 2006, we introduced *Right Touch* (which was discontinued in the third quarter of fiscal 2008), that had a twenty year limited warranty that covers only certain parts of the product and is prorated for part of the twenty years. We amended our warranty policy on *Sealy* brand value-priced bedding to three years beginning with our new line introduced in fiscal 2007. The impact of the changes to the warranty policies did not have a significant impact on our financial results or position.

*Employees*

As of November 29, 2009 we had 4,848 full time employees. Approximately 68% of our employees at our 25 North American plants are represented by various labor unions with separate collective bargaining agreements. Due to the large number of collective bargaining agreements, we are periodically in negotiations with certain of the unions representing our employees. We consider our overall relations with our work force to be satisfactory. We have only experienced two work stoppages by some of our employees in the last ten years due to labor disputes. Due to the ability to shift production from one plant to another, these lost workdays have not had a material adverse effect on our financial results. The only significant organizing activity at our non-union plants during the last ten years was a petition filed by the Teamsters seeking to organize the production employees at our Mountain Top, Pennsylvania facility. At the subsequent election, the union was defeated by a wide margin. Our current collective bargaining agreements, which are typically three years in length, expire at various times beginning in 2010 through 2012. As of November 29, 2009, our domestic manufacturing plants employed 967, 462 and 498 employees covered under collective bargaining agreements expiring in fiscal 2010, 2011, and 2012, respectively. At our international facilities, there were 685, 765 and 789 employees covered under collective bargaining agreements expiring in fiscal 2010, 2011 and 2012, respectively.

*Seasonality and Production Cycle*

Our third fiscal quarter sales are typically 5% to 15% higher than other fiscal quarters. See Note 18 to our Consolidated Financial Statements in Item 8.

Most of our sales are by short term purchase orders. Since the level of production of products is generally promptly adjusted to meet customer order demand, we have a negligible backlog of orders. Most finished goods inventories of bedding products are physically stored at manufacturing locations until shipped (usually within five business days of accepting the order). See "Risk Factors—We may experience fluctuations in our operating results due to seasonality, which could make sequential quarter to quarter comparison an unreliable indication of our performance." in Item 1A below.

*Regulatory Matters*

Our conventional bedding product lines are subject to various federal and state laws and regulations relating to flammability and other standards. We believe that we are in compliance with all such laws and regulations.

Our principal waste products in North America are foam and fabric scraps, wood, cardboard and other non-hazardous materials derived from product component supplies and packaging. We also periodically dispose of (primarily by recycling) small amounts of used machine lubricating oil and air compressor waste oil. In the United States, we are subject to federal, state and local laws and regulations relating to environmental health and safety, including the Federal Water Pollution Control Act and the Comprehensive Environmental Response, Compensation and Liability Act. In our facilities in Mountain Top, Pennsylvania, Argentina, France and Italy, we also manufacture foam. We believe that we are in compliance with all applicable international, federal, state and local environmental statutes and regulations. Except as set forth in "Item 3—Legal Proceedings" below, compliance with international, federal, state or local provisions that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, should not have any material effect upon our capital expenditures, earnings or competitive position. We are not aware of any pending federal environmental legislation which would have a material impact on our operations. Except as set forth in "Item 3—Legal Proceedings" below, we have not been required to make and do not expect to make any material capital expenditures for environmental control facilities in the foreseeable future.

## Item 1A. Risk Factors

***The bedding industry is highly competitive, and if we are unable to compete effectively, we may lose customers and our sales may decline.***

The bedding industry is highly competitive, and we encounter competition from many manufacturers in both domestic and foreign markets. We, along with Simmons Company and Serta, Inc., accounted for approximately 50.9% of U.S. wholesale revenues in 2008, according to figures obtained from ISPA and *Furniture/Today* industry publications. The highly competitive nature of the bedding industry means we are continually subject to the risk of loss of our market share, loss of significant customers, reduction in margins, the inability for us to gain market share or acquire new customers, and difficulty in raising our prices. Some of our principal competitors have less debt than we have and may be better able to withstand changes in market conditions within the bedding industry. Additionally, we may encounter increased future competition and further consolidation in our industry which could magnify the competitive risks previously outlined.

***Our new product launches may not be successful due to development delays, failure of new products to achieve anticipated levels of market acceptance and significant costs associated with failed product introductions, which could adversely affect our revenues and profitability.***

Each year we invest significant time and resources in research and development to improve our product offerings. There are a number of risks inherent in our new product line introductions, such as the anticipated level of market acceptance may not be realized, which could negatively impact our sales. Also, introduction costs and manufacturing inefficiencies may be greater than anticipated, which could impact our profitability.

***We may experience fluctuations in our operating results due to seasonality, which could make sequential quarter to quarter comparison an unreliable indication of our performance.***

We have historically experienced, and we expect to continue to experience, seasonal and quarterly fluctuations in net sales and operating income. As is the case with many bedding customers, the retail business is subject to seasonal influences, characterized by strong sales for the months of June through September, which impacts our third fiscal quarter results. Our third fiscal quarter sales are typically 5% to 15% higher than other fiscal quarters. Our first fiscal quarter cash flows are typically the most unfavorable due to working capital demands and coupon payments on our 2014 Notes. This seasonality means that a sequential quarter to quarter comparison may not be a good indication of our performance or of how we will perform in the future.

***A substantial decrease in business from our significant customers could have a material adverse effect on our sales and market share.***

Our top five customers on a consolidated basis accounted for approximately 25.5% of our net sales for fiscal 2009 and no single customer represented more than 10% of net sales for fiscal 2009. While we believe our relationships with these customers are stable, many arrangements are made by purchase order or are terminable at will at the option of either party. A substantial decrease or interruption in business from our significant customers could result in material write offs or loss of future business. Beginning in 2008 and continuing through the first quarter of fiscal 2009, the economic environment became more challenging and caused a higher occurrence of bankruptcies for mattress retailers. However, we have seen a decrease in the frequency of bankruptcies of our customers in the second through fourth quarter of fiscal 2009. These economic conditions have also caused some smaller mattress retailers to exit the market. Furthermore, many of our customers rely in part on consumers' ability to finance their mattress purchases with credit from third parties. If consumers are unable to obtain financing, they may defer their purchases.

In the future, retailers may consolidate, restructure, reorganize or realign their affiliations, any of which could decrease the number of stores that carry our products or increase the ownership concentration in the retail industry. Some of these retailers may decide to carry only one brand of mattress products which could affect our ability to sell our products on favorable terms or to maintain or increase market share. As a result, our sales and profitability may decline.

***Unfavorable economic conditions could continue to negatively affect our revenues and profitability.***

Our business, financial condition and results of operations have and may continue to be affected by various economic factors. The global economy is undergoing a period of slowdown, which is characterized as a recession, and the future economic environment may continue to be less favorable than that of recent years. The U.S. economy, which contains our largest market, has been in a recession throughout much of fiscal 2008 and 2009. This slowdown has, and could further lead to, reduced consumer and business spending in the foreseeable future, including by our customers, and the purchasers of their products. Reduced access to credit has and may continue to adversely affect the ability of consumers to purchase our products from retailers. It has and may continue to adversely affect the ability of our customers to pay us. If such conditions continue or further deteriorate in fiscal 2010, our industry, business and results of operations may be severely impacted.

***Our profitability may be materially and adversely affected by increases in the cost of petroleum-based products, steel and other raw materials.***

Our industry has been challenged by volatility in the price of petroleum-based and steel products, which affects the cost of our polyurethane foam, polyester, polyethylene foam and steel innerspring component parts. Domestic supplies of these raw materials are being limited by supplier consolidation, the exporting of these raw materials outside of the U.S. due to the weakened dollar and other forces beyond our control. During fiscal 2007 and 2008, the cost of these components saw significant increases above their recent historical averages due to volatility in prices. However, these prices were more stable in fiscal 2009. The manufacturers of products such as petro-chemicals and wire rod, which are the materials purchased by our suppliers of foam and drawn wire, may reduce supplies in an effort to maintain higher prices. These actions would delay or eliminate price reductions from our suppliers.

***Our profitability may be materially and adversely affected by any interruption in supply from third party vendors.***

We purchase our raw materials and certain components from a variety of suppliers, including box spring components from Leggett & Platt Inc., foam materials from Carpenter Co., and various subassemblies and components from national raw material and component suppliers. If we experience a loss or disruption in our supply of these components, we may have difficulty sourcing substitute components on terms favorable to us. In addition, any alternate source may impair product performance or require us to alter our manufacturing process, which could have an adverse effect on our profitability.

***We are dependent upon a single supplier for certain polyurethane foam components in our mattress units. A disruption in the supply of these products and services could adversely affect our operations.***

We are dependent upon a single supplier for certain key polyurethane foam components which make up our various mattress brands. Such components are purchased under a supply agreement and are manufactured in accordance with proprietary process designs exclusive to the supplier. If we experience a loss or disruption in our supply of these components, we may have difficulty sourcing substitute components on terms favorable to us. In addition, any alternative source may impair product performance or require us to alter our manufacturing process, which could have an adverse effect on our profitability.

***We are dependent upon a single supplier for the visco-elastic components and assembly of our TrueForm product line. A disruption in the supply of these products and services could adversely affect our operations.***

We are dependent upon a single supplier for certain structural components and assembly of our *TrueForm* product line. These products are purchased under a supply agreement and are manufactured in accordance with proprietary designs jointly owned by us and the supplier. If we experience a loss or disruption in our supply of these products, we may have difficulty sourcing substitute components on terms favorable to us. In addition, any alternative source may impair product performance or require us to alter our manufacturing process, which could have an adverse effect on our profitability. The related product in which these components and assembly processes are used does not represent a significant portion of our overall sales.

***Our significant international operations are subject to foreign exchange, tariff, tax, inflation and political risks and our ability to expand in certain international markets is limited by the terms of licenses we have granted to manufacture and sell Sealy products.***

We currently conduct significant international operations and may pursue additional international opportunities. Our international operations are subject to the risks of operating in an international environment, including the potential imposition of trade or foreign exchange restrictions, tariff and other tax increases, fluctuations in exchange rates, inflation and unstable political situations. We have also limited our ability to independently expand in certain international markets where we have granted licenses to manufacture and sell *Sealy* bedding products. Our licensees in Australia, Jamaica and the United Kingdom have perpetual licenses, subject to limited termination rights. Our licensees in the Dominican Republic, the Bahamas, Israel, Japan, Saudi Arabia, Spain, South Africa and Thailand hold licenses for fixed terms with limited renewal rights. Fluctuations in the rate of exchange between the U.S. dollar and other currencies may affect stockholders' equity and our financial condition or results of operations.

***The loss of the services of one or more members of our senior management team could impair our ability to execute our business strategy and adversely affect our business.***

We are dependent on the continued services of our senior management team, most of whom have substantial industry specific experience. For example, Lawrence J. Rogers, our current President and Chief Executive Officer (former President, Sealy North America from December 2006 through March 2008), has served in numerous capacities within our operations since joining us in 1979. The loss of key personnel could impair our ability to execute our business strategy and have a material adverse effect on our business.

***Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our outstanding indebtedness***

After the completion of the Refinancing, we continue to have substantial indebtedness. As of November 29, 2009, we had a total of $847.5 million of debt outstanding, including $336.6 million Senior Notes, $180.1 million Convertible Notes and $268.9 million Senior Subordinated Notes. We also have approximately $36.8 million of undrawn availability under the ABL Revolver, after taking into account $24.1 million of outstanding letters of credit and borrowing base limitations.

Our outstanding indebtedness could have important consequences. For example, it could:

- limit our ability to pay dividends on our common stock;
- make it more difficult for us to satisfy our obligations with respect to our outstanding debt, including any repurchase obligations that may arise thereunder;
- limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, restructuring, acquisitions or general corporate purposes, which could be exacerbated by further volatility in the credit markets;
- require us to use a substantial portion of our cash flow from operations to pay interest on our outstanding debt which will reduce the funds available to us for operations and other purposes;
- place us at a competitive disadvantage compared to our competitors that may have proportionally less debt;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- make us more vulnerable to economic downturns and adverse developments in our business; and
- make us vulnerable to interest rate increases, as certain of our borrowings are at variable interest rates.

Any of the above listed factors could materially and adversely affect our business, financial condition or results of operations.

***Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks that we and our subsidiaries face***

The terms of the ABL Revolver agreement and the indentures governing our Senior Notes, Convertible Notes and 2014 Notes will restrict us and our subsidiaries from incurring substantial additional indebtedness in the future, but will not completely prohibit us from doing so. Our ABL Revolver provides for revolving credit financing of up to $100.0 million, subject to borrowing base availability. At November 29, 2009, we have $36.8 million of undrawn availability under the ABL Revolver, after taking into account $24.1 million of letters of credit and borrowing base limitations. These restrictions are subject to a number of important qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we now face, including those described above, could intensify.

***The terms of our debt covenants could limit how we conduct our business and our ability to raise additional funds.***

The agreements that govern the terms of our debt, including the indentures that govern the Senior Notes, Convertible Notes, and 2014 Notes and the credit agreement that governs our ABL Revolver, contain, and the agreements that govern our future indebtedness may contain, covenants that restrict our ability and the ability of our subsidiaries to:

- incur and guarantee indebtedness or issue preferred stock;
- repay certain subordinated indebtedness prior to its stated maturity;
- pay dividends or make other distributions on or redeem or repurchase our stock;
- issue capital stock;
- make certain investments or acquisitions;
- create liens;
- engage in most asset sales;
- merge with or into other companies;
- enter into certain transactions with stockholders and affiliates;
- make capital expenditures;
- make certain investments or acquisitions; and
- restrict dividends, distributions or other payments from our subsidiaries.

In addition, under the ABL Revolver, if our borrowing availability falls below the greater of 15% of the aggregate commitments thereunder and $15.0 million, we will be required to satisfy and maintain a fixed charge coverage ratio of not less than 1.1 to 1.0. Our ability to meet the required fixed charge coverage ratio can be affected by events beyond our control, and we may not be able to meet this ratio. A breach of any of these covenants could result in a default under the ABL Revolver.

A breach of the covenants or restrictions under our debt agreements and indentures governing our outstanding notes could result in a default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under our ABL Revolver would permit the lenders under our ABL Revolver to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our ABL Revolver, those lenders could proceed against the Collateral granted to them to secure that indebtedness. In the event our lenders and noteholders accelerate the repayment of our borrowings, we cannot assure that we and our subsidiaries would have sufficient assets to repay such indebtedness. As a result of these restrictions we may be:

- limited in how we conduct our business;
- unable to raise additional debt or equity financing to operate during general economic or business downturns; or
- unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our plans.

***We are a holding company and rely on dividends, interest and other payments, advances and transfers of funds from our subsidiaries to enable us to pay dividends.***

We are a holding company and conduct all of our operations through our subsidiaries and currently have no significant assets other than the capital stock of Sealy Mattress Corporation and the license to use the *Pirelli* brand name in European territories, which expired in December 2009. As a result, we rely on dividends and other payments or distributions from our subsidiaries to enable us to pay dividends. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends), agreements of those subsidiaries and the covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including Sealy Mattress Company's ABL revolver agreement and the indentures governing the Senior Notes, Convertible Notes and 2014 Notes. For instance, the agreement governing Sealy Mattress Company's ABL Revolver contains restrictions on the ability of Sealy Mattress Corporation to pay dividends or make other distributions to us subject to specified exceptions including the satisfaction of a minimum fixed charge coverage ratio and average daily availability levels. We currently do not meet this requirement and therefore are not able to pay a dividend. In addition, the indentures governing the Senior Notes and the 2014 Notes contain restrictions on the ability of Sealy Mattress Company to pay dividends or make other distributions to Sealy Mattress Corporation subject to specified exceptions including an amount based upon 50% of cumulative consolidated net income from the issue date of the notes.

***We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful***

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital, or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The ABL Revolver agreement and the indentures governing our Senior Notes, Convertible Notes and 2014 Notes will restrict our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair and proceeds that we do receive may not be adequate to meet any debt service obligations then due.

***Changes in tax laws and regulations or other factors could cause our income tax rate to increase, potentially reducing our net income and adversely affecting our cash flows.***

We are subject to taxation in various jurisdictions around the world. In preparing our financial statements, we calculate our effective income tax rate based on current tax laws and regulations and the estimated taxable income within each of these jurisdictions. Our effective income tax rate, however, may be higher due to numerous factors, including changes in tax laws or regulations. A significantly higher effective income tax rate could have an adverse effect on our business, results of operations and liquidity.

Officials in some of the jurisdictions in which we do business, including the United States, have proposed, or announced that they are reviewing tax increases and other revenue raising laws and regulations. Any resulting changes in tax laws or regulations could impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows.

***The time and expense of defending against challenges to our trademarks, patents and other intellectual property could divert our management's attention and substantial financial resources from our business. Our goodwill and ability to differentiate our products in the marketplace could be negatively affected if we were unsuccessful in defending against such challenges.***

We hold over 1,200 worldwide trademarks, which we believe have significant value and are important to the marketing of our products to customers. We own 43 U.S. patents, a number of which have been registered in a total of 31 countries, and we have 4 domestic patents pending. In addition, we own U.S. and foreign registered trade names and service marks and have applications for the registration of trade names and service marks pending domestically and abroad. We also own several U.S. copyright registrations, and a wide array of unpatented proprietary technology and know-how. We also license certain intellectual property rights from third parties.

Our ability to compete effectively with other companies depends, to a significant extent, on our ability to maintain the proprietary nature of our owned and licensed intellectual property. Although our trademarks are currently registered in the United States and registered or pending in 101 foreign countries, we still face risks that our trademarks may be circumvented or violate the proprietary rights of others and we may be prevented from using our trademarks if challenged. A challenge to our use of our trademarks could result in a negative ruling regarding our use of our trademarks, their validity or their enforceability, or could prove expensive and time consuming in terms of legal costs and time spent defending against it. In addition, we may not have the financial resources necessary to enforce or defend our trademarks. We also face risks as to the degree of protection offered by the various patents, the likelihood that patents will be issued for pending patent applications or, with regard to the licensed intellectual property, that the licenses will not be terminated. If we were unable to maintain the proprietary nature of our intellectual property and our significant current or proposed products, our goodwill and ability to differentiate our products in the marketplace could be negatively affected and our market share and profitability could be materially and adversely affected.

***Regulatory requirements relating to our products may increase our costs, alter our manufacturing processes and impair our product performance.***

Our products and raw materials are and will continue to be subject to regulation in the United States by various federal, state and local regulatory authorities. In addition, other governments and agencies in other jurisdictions regulate the sale and distribution of our products and raw materials. These rules and regulations may change from time to time. Compliance with these regulations may negatively impact our business. There may be continuing costs of regulatory compliance including continuous testing, additional quality control processes and appropriate auditing of design and process compliance.

In February 2005, the U.S. Consumer Product Safety Commission ("CPSC") passed 16 CFR Part 1633 that effectively applies the California open flame standard, but added significant quality control, record keeping and testing requirements on mattress manufacturers, including Sealy. This rule became effective on July 1, 2007. Further, some states and the U.S. Congress continue to consider open flame regulations for mattresses and bed sets or integral components that may be different or more stringent than the CPSC standard and we may be required to make different products for different states or change our processes or distribution practices nationwide. It is possible that some states' more stringent standards, if adopted and enforceable, could make it difficult to manufacture a cost effective product in those jurisdictions and compliance with proposed new rules and regulations may increase our costs, alter our manufacturing processes and impair the performance of our products.

In addition, our marketing and advertising practices could become the subject of proceedings before regulatory authorities or the subject of claims by other parties, which could require us to alter or end these practices or adopt new practices that are not as effective or are more expensive.

***Environmental, health and safety requirements could expose us to material liabilities and changes in our operations as a result of environmental contamination, among other things.***

As a manufacturer of bedding and related products, we use and dispose of a number of substances, such as glue, lubricating oil, solvents and other petroleum products, as well as certain foam ingredients that may subject us to regulation under numerous federal and state statutes governing the environment (including those environmental regulations that are applicable to our foreign operations such as Argentina, Brazil, Canada, France, Italy, Mexico, Uruguay and other jurisdictions). Among other statutes, we are subject to the Federal Water Pollution Control Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act and related state statutes and regulations. As we abide by certain new open flame regulations, our products and processes may be governed more rigorously by certain state and federal environmental and OSHA standards as well as the provisions of California Proposition 65 and 16 CFR Part 1633.

We have made and will continue to make capital and other expenditures to comply with environmental requirements. We also have incurred and will continue to incur costs related to certain remediation activities. Under various environmental laws, we may be held liable for the costs of remediating releases of hazardous substances at any properties currently or previously owned or operated by us or at any site to which we sent hazardous substances for disposal. We are currently addressing the clean-up of environmental contamination at our former facility in Oakville, Connecticut and our former facility in South Brunswick, New Jersey. At November 29, 2009, we have accrued approximately $0.2 million and $2.3 million for the Oakville and South Brunswick clean-ups, respectively, and we believe that these reserves are adequate. While uncertainty exists as to the ultimate resolution of these two environmental matters and we believe that the accruals recorded are adequate, in the event of an adverse decision by one or more of the governing environmental authorities or if additional contamination is discovered, these matters could have a material effect on our profitability.

***A change or deterioration in labor relations could disrupt our business or increase costs, which could lead to a material decline in sales or profitability.***

As of November 29, 2009, we had 4,848 full time employees. Approximately 68% of our employees at our 25 North American plants are represented by various labor unions with separate collective bargaining agreements. Our current collective bargaining agreements, which are typically three years in length, expire at various times beginning in 2010 through 2012. Due to the large number of collective bargaining agreements, we are periodically in negotiations with certain of the unions representing our employees. We may at some point be subject to work stoppages by some of our employees and, if such events were to occur, there may be a material adverse effect on our operations and profitability. Further, we may not be able to renew the various collective bargaining agreements on a timely basis or on favorable terms, or at all.

***Our pension plans are currently underfunded and we will be required to make cash payments to the plans, reducing the cash available for our business.***

We have noncontributory, defined benefit pension plans covering current and former hourly employees at four of our active plants and eight previously closed facilities as well as the employees of a facility of our Canadian operations and our manufacturing facility in France. We record a liability associated with these plans equal to the excess of the benefit obligation over the fair value of plan assets. The benefit liability recorded at November 29, 2009 was $12.1 million, and we expect to make estimated minimum funding contributions totaling approximately $1.1 million in 2010. If the performance of the assets in these pension plans does not meet our expectations, or if other actuarial assumptions are modified, our future cash payments to the plans could be higher than we expect. The domestic pension plan is subject to the Employee Retirement Income Security Act of 1974, or ERISA. Under ERISA, the Pension Benefit Guaranty Corporation, or PBGC, has the authority to terminate an underfunded pension plan under limited circumstances. In the event our pension plan is terminated for any reason while it is underfunded, we will incur a liability to the PBGC that may be equal to the entire amount of the underfunding.

## Item 1B. *Unresolved Staff Comments*

None.

## Item 2. *Properties*

Our principal executive offices are located on Sealy Drive at One Office Parkway, Trinity, North Carolina, 27370. Corporate and administrative services are provided to us by Sealy, Inc. (our 100%-owned subsidiary).

We administer our component operations at our Rensselaer, Indiana facility. Our leased facilities are occupied under operating leases, which expire from fiscal 2010 to 2043, including renewal options.

The following table sets forth certain information regarding manufacturing and distribution facilities operated by us at January 2, 2010:

| Location | | Approximate Square Footage | Title |
|---|---|---|---|
| **United States** | | | |
| Arizona | Phoenix | 76,000 | Owned(a) |
| California | Richmond | 238,000 | Owned(a) |
| | South Gate | 185,000 | Leased |
| Colorado | Colorado Springs | 70,000 | Owned(a) |
| | Denver | 92,900 | Owned(a) |
| Florida | Orlando | 225,000 | Owned(b) |
| Georgia | Atlanta | 292,500 | Owned(a) |
| Illinois | Batavia | 212,700 | Leased |
| Indiana | Rensselaer | 131,000 | Owned(a) |
| | Rensselaer | 124,000 | Owned(a) |
| Kansas | Kansas City | 102,600 | Leased |
| Maryland | Williamsport | 144,000 | Leased |
| Minnesota | St. Paul | 93,600 | Owned(a) |
| New York | Green Island | 257,000 | Owned(b) |
| North Carolina | High Point | 151,200 | Owned(a) |
| Ohio | Medina | 140,000 | Owned(a) |
| Oregon | Portland | 140,000 | Owned(a) |
| Pennsylvania | Delano | 143,000 | Owned(a) |
| | Mountain Top | 210,000 | Owned(b) |
| Texas | Brenham | 220,000 | Owned(a) |
| | North Richland Hills | 124,500 | Owned(a) |
| **Canada** | | | |
| Alberta | Edmonton | 144,500 | Owned(a) |
| Quebec | Saint Narcisse | 76,000 | Owned(a) |
| Ontario | Toronto | 130,200 | Leased |
| **Argentina** | Buenos Aires | 85,000 | Owned |
| **Brazil** | Sorocaba | 92,000 | Owned |
| **Puerto Rico** | Carolina | 58,600 | Owned(a) |
| **Italy** | Silvano d'Orba | 170,600 | Owned(a)(c) |
| **France** | Saleux | 239,400 | Owned(c) |
| **Mexico** | Toluca | 157,100 | Owned |
| **Uruguay** | Montevideo | 39,500 | Leased |
| | | 4,565,900 | |

(a) We have granted a mortgage or otherwise encumbered our interest in this facility as collateral for secured indebtedness.

(b) We engaged third parties to construct these facilities to be leased by us. The FASB's authoritative guidance requiring the Company to be considered the owner, for accounting purposes of certain leased facilities, is applied to entities involved with certain structural elements of the construction of an asset that will be leased when construction of the asset is completed.

(c) These properties are in our Europe segment. All other properties are included in our Americas segment.

In addition to the locations listed above, we maintain additional warehousing facilities in several of the states and countries where our manufacturing facilities are located. We consider our present facilities to be generally well maintained and in sound operating condition.

**Item 3.** ***Legal Proceedings***

We are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. Management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

We are currently conducting an environmental cleanup at a formerly owned facility in South Brunswick, New Jersey pursuant to the New Jersey Industrial Site Recovery Act. We and one of our subsidiaries are parties to an Administrative Consent Order issued by the New Jersey Department of Environmental Protection. Pursuant to that order, we and our subsidiary agreed to conduct soil and groundwater remediation at the property. We do not believe that our manufacturing processes were the source of contamination. We sold the property in 1997. We and our subsidiary retained primary responsibility for the required remediation. We have completed essentially all soil remediation with the New Jersey Department of Environmental Protection's approval, and have installed a groundwater remediation system on the site. During 2005, with the approval from the New Jersey Department of Environmental Protection, we removed and disposed of sediment in Oakeys Brook adjoining the site. We continue to monitor groundwater remediation at this site. We have recorded a reserve as of November 29, 2009 of $2.3 million ($2.4 million prior to discounting at 4.75%) associated with this remediation project.

We are also remediating soil and groundwater contamination at an inactive facility located in Oakville, Connecticut. Although we are conducting the remediation voluntarily, we obtained Connecticut Department of Environmental Protection approval of the remediation plan. We have completed essentially all soil remediation under the remediation plan and are currently monitoring groundwater at the site. We identified cadmium in the soil and ground water at the site and removed the cadmium contaminated soil and rock from the site during fiscal 2007. At November 29, 2009, we have recorded a reserve of approximately $0.2 million associated with the additional work and ongoing monitoring. We believe the contamination is attributable to the manufacturing operations of previous unaffiliated occupants of the facility.

While we cannot predict the ultimate timing or costs of the South Brunswick and Oakville environmental matters, based on facts currently known, we believe that the accruals recorded are adequate and do not believe the resolution of these matters will have a material adverse effect on our financial position or our future operations; however, in the event of an adverse decision by the agencies involved, or an unfavorable result in the New Jersey natural resources damages matter, these matters could have a material adverse effect.

On June 15, 2009, Sealy was served with a lawsuit filed by Tempur-Pedic, LLC North America in the Western District of Virginia. In the lawsuit, Tempur-Pedic alleges that Sealy and sixteen other defendants are infringing a patent issued to Tempur-Pedic in March of 2009, requesting injunctive relief and unspecified damages against all of the defendants. In November 2009, Tempur-Pedic dismissed this suit without prejudice.

**Item 4.** ***Submission of Matters to a Vote of Security Holders***

None

## PART II

**Item 5.** ***Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities***

Our common stock trades on the New York Stock Exchange under the symbol "ZZ." The table below highlights quarterly stock market information and the amount of cash dividends declared per share of our common stock for the past two fiscal years.

| | Sales Price ($) | | Cash Dividend Declared ($) |
|---|---|---|---|
| | High | Low | |
| **Fiscal 2009** | | | |
| First quarter | 3.68 | 0.80 | — |
| Second quarter | 5.83 | 0.43 | — |
| Third quarter | 2.80 | 2.02 | — |
| Fourth quarter | 3.83 | 2.45 | — |

| | Sales Price ($) | | Cash Dividend Declared ($) |
|---|---|---|---|
| | High | Low | |
| **Fiscal 2008** | | | |
| First quarter | 13.39 | 8.87 | 0.075 |
| Second quarter | 9.14 | 5.63 | — |
| Third quarter | 7.90 | 5.12 | — |
| Fourth quarter | 8.41 | 1.62 | — |

Our ability to pay dividends is restricted by our debt agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7.

As of January 2, 2010, there were approximately 153 holders of record of our common stock.

### *Issuer Purchases of Equity Securities*

Our common stock repurchase program, which authorizes us to repurchase up to $100 million of our Company's common stock, was initially approved by our Board of Directors on February 19, 2007. During the fourth quarter of fiscal 2009, no shares were repurchased under this program. However, during the fourth quarter of fiscal 2009, 161,275 shares were surrendered or withheld to cover the exercise price and/or tax withholding obligations in stock option exercises, as permitted under our 1998 and 2004 Stock Option Plans. See table below:

| Period | Total number of shares purchased | Average price paid per share | Total number of shares purchased during quarter as part of publicly announced program | Approximate dollar value of shares that may yet be purchased under program |
|---|---|---|---|---|
| August 31 - September 27, 2009 | 45,663 | $3.24 | — | $83,746,985 |
| September 28 - October 25, 2009 | 115,612 | 3.19 | — | 83,746,985 |
| October 26 - November 29, 2009 | — | | — | 83,746,985 |
| Total | 161,275 | | — | |

### *Performance Graph*

The following graph compares the performance through November 29, 2009 of a hypothetical $100 investment made on April 7, 2006 in (a) our common stock, (b) the S&P 500 Composite Index® and (c) an index of certain companies by the company as comparable to Sealy (the "Peer Group Index").

The companies selected to form the Peer Group Index are: Brunswick Corp., Church & Dwight Co, Chattem Inc., Energizer Holdings Inc., Ethan Allen Interiors Inc., Fortune Brands, Inc., Furniture Brands International, Harman International, Leggett & Platt Inc., La-Z-Boy Inc, Masco Corp., Mohawk Industries Inc., Nautilus Inc., Prestige Brands Holdings Inc., Polaris Industries Inc., Select Comfort Corp., Spectrum Brands, Inc., Tempur-pedic International Inc., The Scotts Miracle-Gro Co. Playtex Products Inc. which had been part of the Peer Group Index in 2006 was acquired in 2007 and is no longer a public company. As a result, Playtex Products Inc. has been removed from the Peer Group Index and Stock Performance Graph. This peer group was determined at the time that Sealy became a public company with the assistance of the investment banking firms involved in taking Sealy public. The group includes public companies in home furnishings and consumer products industries. This graph is calculated assuming that all stock dividends are reinvested during the relevant period.


140
120
100
80
60
40
20
0

| | 4/7/2006 | 11/30/2006 | 11/30/2007 | 11/30/2008 | 11/29/2009 |
|---|---|---|---|---|---|
| S&P | 100 | 108.12 | 114.33 | 69.18 | 84.25 |
| Peer Group | 100 | 95.5 | 92.17 | 52.43 | 68.75 |
| Sealy | 100 | 94.07 | 84.95 | 19.41 | 33.15 |

## Item 6. *Selected Financial Data*

The following table presents selected historical financial and other data about us. The selected historical financial data for the years ended and as of November 29, 2009, November 30, 2008, December 2, 2007, November 26, 2006 and November 27, 2005 are derived from our audited Consolidated Financial Statements and the notes thereto. However, certain of the amounts presented for periods prior to fiscal 2009 have been restated from the amounts previously presented. See Note 2 to the Consolidated Financial Statements included in Item 8 below. The consolidated financial statements for the three years ended November 29, 2009 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included in "Financial Statements and Supplementary Data" in Item 8 below.

The selected historical financial and other data set forth below should be read together with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 below and our financial statements and the notes thereto, appearing elsewhere in this report.

| | Fiscal Year(1) | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | | (in millions, except per share data) | | | |
| **Statement of Operations Data:** | | | | | |
| Net sales | $1,290.1 | $1,498.0 | $1,702.1 | $1,582.8 | $1,469.6 |
| Cost of goods sold | 773.3 | 916.0 | 994.7 | 876.6 | 819.6 |
| Selling, general and administrative expenses | 416.4 | 482.6 | 545.6 | 499.6 | 456.3 |
| Other (income) expense(2) | (10.7) | 17.0 | (15.2) | 15.4 | (12.7) |
| Income from operations | 111.1 | 82.4 | 177.0 | 191.2 | 206.4 |
| Interest expense | 79.1 | 60.5 | 64.0 | 72.0 | 79.6 |
| Other expense, net(3) | 20.6 | 4.9 | 0.7 | 9.1 | 5.4 |
| Income before provision for income taxes | 11.4 | 17.0 | 112.3 | 110.1 | 121.4 |
| Provision for income tax expense | (2.1) | 20.9 | 34.9 | 37.0 | 53.9 |
| Income (loss) before cumulative effect of change in accounting principle | 13.5 | (3.9) | 77.4 | 73.1 | 67.5 |
| Cumulative effect of change in accounting principle, net of tax | — | — | — | 0.3 | — |
| Income (loss) available to common shareholders | $ 13.5 | $ (3.9) | $ 77.4 | $ 72.8 | $ 67.5 |
| Basic net income (loss) per share: | | | | | |
| Net income (loss) per share | $ 0.15 | $ (0.04) | $ 0.85 | $ 0.87 | $ 0.96 |
| Cumulative effect of change in accounting principle | — | — | — | — | — |
| Earnings per common share—Basic | $ 0.15 | $ (0.04) | $ 0.85 | $ 0.87 | $ 0.96 |
| Weighted average shares | 92.3 | 91.2 | 91.3 | 83.6 | 70.4 |
| Diluted net income (loss) per share: | | | | | |
| Net income (loss) per share | $ 0.10 | $ (0.04) | $ 0.80 | $ 0.82 | $ 0.89 |
| Cumulative effect of change in accounting principle | — | — | — | — | — |
| Earnings per common share—Diluted | $ 0.10 | $ (0.04) | $ 0.80 | $ 0.82 | $ 0.89 |
| Weighted average shares | 185.6 | 91.2 | 96.3 | 89.6 | 75.4 |

| | Fiscal Year(1) | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | | (in millions, except per share data) | | | |
| **Balance Sheet Data (at end of period):** | | | | | |
| Current assets | $ 386.4 | $ 295.6 | $ 343.7 | $ 345.3 | $ 304.4 |
| Total assets | 1,015.5 | 913.5 | 1,019.0 | 999.1 | 914.4 |
| Current liabilities | 229.2 | 238.5 | 321.9 | 288.2 | 282.0 |
| Long term debt, net of current portion | 833.8 | 762.2 | 757.3 | 814.2 | 959.8 |
| Total debt | 847.5 | 783.4 | 793.8 | 832.5 | 972.8 |
| Common stock and options subject to redemption | — | 8.9 | 16.2 | 20.3 | 21.6 |
| Stockholders' deficit | (108.0) | (167.8) | (131.8) | (173.1) | (411.5) |
| **Other Financial Data:** | | | | | |
| Dividends per common share | $ — | $ 0.08 | $ 0.30 | 0.23 | $ — |
| Depreciation and amortization | 33.4 | 35.9 | 32.7 | 31.9 | 23.5 |
| Capital expenditures | (12.4) | (25.0) | (42.4) | (30.9) | (29.4) |
| Cash flows provided by (used in): | | | | | |
| Operating activities | 79.3 | 53.7 | 94.4 | 58.2 | 135.0 |
| Investing activities | (3.3) | (24.9) | (37.4) | (30.3) | (19.4) |
| Financing activities | 25.8 | (18.7) | (86.2) | (18.9) | (101.5) |

(1) We use a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal years ended November 29, 2009, November 30, 2008, November 26, 2006, and November 27, 2005 were all 52-week years. The fiscal year ended December 2, 2007 was a 53-week year. All stock share amounts have been restated to reflect the 0.7595 to 1 reverse stock split, which became effective on March 23, 2006.

(2) Also includes the following items to the extent applicable for the periods presented: IPO expenses, recapitalization expenses, stock based compensation, goodwill impairment charges, business closure charges, plant closing and restructuring charges, amortization of intangibles, asset impairment charges and net royalty income.

(3) Includes $17.4 million of charges related to the Refinancing and extinguishment of debt and interest rate derivatives in fiscal 2009.

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

*The following management's discussion and analysis is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and accompanying notes included in this filing. Except where the context suggests otherwise, the terms "we," "us" and "our" refer to Sealy Corporation and its subsidiaries.*

### *Business Overview*

We believe we are the largest bedding manufacturer in the world, with a wholesale domestic market share of approximately 19.5% in 2008. We believe our market share in 2009 is comparable to 2008. We manufacture and market a complete line of bedding (innerspring and non-innerspring) products, including mattresses and box springs, holding leading positions in key market categories such as luxury bedding products and among leading retailers. Our conventional bedding products include the *Sealy*, *Sealy Posturepedic*, *Stearns & Foster* and *Bassett* brands and account for approximately 91% of our total domestic net sales for the year ended November 29, 2009. In addition to our innerspring bedding, we also produce a variety of visco-elastic ("memory foam") and latex foam bedding products. We expect to gain market share in these product lines as we seek to strengthen our competitive position in the specialty bedding (non-innerspring mattress) market. We distinguish ourselves from our major competitors by maintaining our own component parts manufacturing capability and producing substantially all of our mattress innerspring and latex mattress components requirements. During fiscal 2009, we made the strategic decision to outsource the production of our box spring components to a third party as we expect this to be more cost-advantageous for us in the current and future periods.

The current economic and weak retail environments have affected the level of spending by end consumers and have caused a decrease in mattress sales across the industry. From January 2009 through September 2009, the total decrease in sales levels was 10.5% as reported by the International Sleep Products Association ("ISPA") sample of leading manufacturers. We expect the business environment to remain challenging in 2010.

We continue to focus on the development of innovative products that are preferred by consumers and our retail customers. With superior, innovative product, we intend to maintain a disproportionate share of the premium-priced products in the market. In fiscal 2009, we introduced our redesigned *Stearns & Foster* product line which features our Variable Response Technology foam to provide a softer, more indulgent sleep surface. Additionally, we introduced three new *Stearns & Foster* models to target the upper-end luxury price points and new *Posturepedic* beds with price points above $1,000.

Our industry continues to recover from volatility in the price of petroleum-based and steel products, which affects the cost of our polyurethane foam, polyester, polyethylene foam and steel innerspring component parts. Domestic supplies of these raw materials are being limited by supplier consolidation, the exporting of these raw materials outside of the U.S. and other forces beyond our control. During fiscal 2008, the cost of these components saw significant increases above their recent historical averages. These costs, particularly those related to steel and polyurethane and latex foams, decreased during the third quarter of fiscal 2009 and we have seen some stabilization of these prices during the fourth quarter of fiscal 2009, due to reduced volatility in related commodity prices. The manufacturers of products such as petro-chemicals and wire rod, which are the feed stocks purchased by our suppliers of foam and drawn wire, may reduce supplies in an effort to maintain higher prices. These actions would delay or eliminate price reductions from our suppliers.

Our foreign subsidiaries contributed 26.6% of our total revenues during fiscal 2009 compared to 29.5% in fiscal 2008. This decrease from the prior year has been primarily driven by greater percentage decreases in sales volumes for the Canada and Europe business units during 2009, which has been driven by a combination of weaker retail sales environments and the declines in local currencies relative to the U.S. dollar.

### *Raw Materials*

The cost of our steel innerspring, polyurethane foam, polyester, and polyethlylene component parts were impacted sharply by the volatility in the prices of steel and petroleum in fiscal 2008. During fiscal 2009, the prices paid for steel and latex foam decreased from prior year levels and stabilized somewhat due to a reduction in the volatility in the related commodity prices. We periodically enter into commodity-based physical contracts to buy natural gas at agreed-upon fixed prices. These contracts are entered into in the normal course of business. We do not engage in commodity hedging programs, but continue to evaluate opportunities to reduce our risk associated with price volatility.

### *Critical Accounting Estimates*

Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements that have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The preparation of financial statements in accordance with US GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. US GAAP provides the framework from which to make these estimates, assumptions and disclosures. We choose accounting policies within US GAAP that our management believes are appropriate to accurately and fairly report our operating results and financial position in a consistent manner. Our management regularly assesses these policies in light of current and forecasted economic conditions. Our accounting policies are stated in Note 1 to our Consolidated Financial Statements included in Item 8. We believe the following accounting estimates are critical to understanding our results of operations and affect the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

*Cooperative Advertising, Rebate and Other Promotional Programs*—We enter into agreements with our customers to provide funds to the customer for advertising and promotion of our products. We also enter into volume and other rebate programs with our customers whereby funds may be rebated to the customer. When sales are made to these customers, we record liabilities pursuant to these agreements. We periodically assess these liabilities based on actual sales and claims to determine whether all of the cooperative advertising earned will be used by the customer or whether the customers will meet the requirements to receive rebate funds. We generally negotiate these agreements on a customer-by-customer basis. Some of these agreements extend over several periods and are linked with supply agreements. Most of these agreements coincide with our fiscal year; however, our customers typically have ninety days following the end of a period to submit claims for reimbursement of advertising and promotional costs. Therefore, significant estimates are required at any point in time with regard to the ultimate reimbursement to be claimed by our customers. Subsequent revisions to such estimates are recorded and charged to earnings in the period in which they are identified. Changes in underlying spending patterns related to these incentive programs could impact our margins. Costs of these programs totaled $219.5 million, $235.0 million and $275.7 million in fiscal 2009, 2008 and 2007, respectively. Of these costs, amounts associated with volume rebates, supply agreement amortization, slotting fees, end consumer rebates and other customer allowances which were recorded as a reduction of sales were $99.3 million, $101.4 million and $104.4 million in fiscal 2009, 2008 and 2007, respectively. The costs associated with cooperative advertising were recorded as selling, general and administrative expenses and were $120.2 million, $133.6 million and $171.2 million in fiscal 2009, 2008 and 2007, respectively.

*Allowance for Doubtful Accounts*—Beginning in 2008 and continuing through the first quarter of fiscal 2009, the economic environment became more challenging and caused a higher occurrence of bankruptcies for mattress retailers. However, we have seen a decrease in the frequency of bankruptcies of our customers in the second through fourth quarter of fiscal 2009. These economic conditions have also caused some smaller mattress retailers to exit the market. We continue to actively monitor the financial condition of our customers to determine the potential for any nonpayment of trade receivables. In determining our reserve for bad debts, we also consider other general economic factors. Our management believes that our process of specific review of customers, combined with overall analytical review provides a reliable evaluation of ultimate collectibility of trade receivables. We recorded a bad debt provision of $5.5 million, or approximately 0.4% percent of sales, in fiscal 2009. Provisions for bad debts recorded in fiscal 2008 and 2007 were $10.3 million (approximately 0.7% of sales) and $6.6 million (approximately 0.4% of sales), respectively.

*Warranties and Product Returns*—Our warranty policy provides a 10 year non-prorated warranty service period on all currently manufactured *Sealy Posturepedic, Stearns & Foster* and *Bassett* bedding products and some other *Sealy* branded products and a 20 year warranty period on the major components of our *TrueForm* and *MirrorForm* visco-elastic products as well as our *SpringFree* latex product, introduced in 2005, the last ten years of which are prorated on a straight-line basis. In 2006, we introduced and subsequently discontinued *Right Touch*, which has a twenty year limited warranty that covers only certain parts of the product and is prorated for part of the twenty years. We amended our warranty policy on *Sealy* brand value-priced bedding to three years beginning with our new line introduced in fiscal 2007. The impact of the changes to the warranty policies did not have a significant impact on our financial results or position. Our policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded based on historical trends of warranty costs. We utilize warranty trends on existing similar product in order to estimate future warranty claims associated with newly introduced product. Changes in the historical trends of these returns could impact the estimates for future periods. Our accrued warranty liability totaled $16.5 million as of November 29, 2009 and November 30, 2008.

In fiscal 2008, we completed an analysis of our returns claims experience for the U.S. business within the Americas segment based on historical return trends using new information that is available which allows us to better track and match claims received to the sales for which those claims were initially recorded. This change in estimate resulted in a reduction of cost of sales of approximately $2.5 million for fiscal 2008 as well as a corresponding reduction in the accrued returns obligation. Our estimate involves an application of the lag time in days between the sale date and the date of its return applied to the current rate of returns.

*Share-Based Compensation Plans*—We have two share based compensation plans, as described more fully in Note 3 to our Consolidated Financial Statements included in Item 8. For new awards issued and awards modified, repurchased, or cancelled, the cost is equal to the fair value of the award at the date of the grant, and compensation expense is recognized for those awards earned over the service period. Certain of the equity awards vest based upon the Company achieving certain EBITDA performance targets. During the service period, management estimates whether or not the EBITDA performance targets will be met in order to determine the vesting period for those awards and what amount of compensation cost should be recognized related to these awards. At the date of grant, we determine the fair value of the awards using the Black-Scholes option pricing formula, the trinomial lattice model or the closing price of the Company's common stock, as appropriate under the circumstances. Management estimates the period of time the employee will hold the option prior to exercise and the expected volatility of Sealy Corporation's stock, each of which impacts the fair value of the stock options. The fair value of restricted shares and restricted share units is based upon the closing price of the Company's common stock as of the grant date. We also estimate the amount of share-based awards that are expected to be forfeited based on the historical forfeiture rates experienced for our outstanding awards.

*Self-Insurance Liabilities*—We are self-insured for certain losses related to medical claims with excess loss coverage of $375,000 per claim per year. We also utilize large deductible policies to insure claims related to general liability, product liability, automobile, and workers' compensation. Our recorded liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated workers' compensation liability is discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed by us and third-party actuaries on a quarterly basis to ensure that the liability is appropriate. While management believes these estimates are reasonable based on the information currently available, if actual trends, including the severity or frequency of claims, medical cost inflation, or fluctuations in premiums, differ from our estimates, our results of operations could be impacted.

*Impairment of Goodwill*—We assess goodwill at least annually for impairment as of the beginning of the fiscal fourth quarter or whenever events or circumstances indicate that the carrying value of goodwill may not be recoverable from future cash flows. We assess recoverability using several methodologies, including the present value of estimated future cash flows and comparisons of multiples of enterprise values to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The analysis is based upon available information regarding expected future cash flows of each reporting unit discounted at rates consistent with the cost of capital specific to the reporting unit. If the carrying value of the reporting unit exceeds the indicated fair value of the reporting unit, a second analysis is performed to allocate the fair value to all assets and liabilities. If, based on the second analysis, it is determined that the implied fair value of the goodwill of the reporting unit is less than the carrying value, goodwill is considered impaired.

Our fiscal 2009 annual evaluation for goodwill impairment indicated a potential impairment of the goodwill for our Argentina reporting unit. As a result, we estimated the implied fair value of the goodwill in this reporting unit compared to carrying amounts and recorded an impairment charge of $1.2 million to impair the entire balance of goodwill recorded in the Argentina reporting unit. The impairment charge is based upon the fair value of the assets and liabilities of the reporting unit.

In the fourth quarter of fiscal 2008, market conditions deteriorated significantly. This deterioration resulting from the global economic downturn had not yet matured or been considered in our annual test of goodwill. Because of the potential impact of these conditions on our projections and the indicated fair value of our reporting units, we performed an interim evaluation of goodwill in the fourth quarter of 2008 reflecting our current views regarding the impact of the changed economic environment. This analysis indicated potential impairment in the goodwill of our Europe and Puerto Rico reporting units. As a result, we estimated the implied fair value of the goodwill in those reporting units compared to carrying amounts and recorded an impairment charge of $27.5 million to impair goodwill, including $2.8 million recorded in the Puerto Rico reporting unit and $24.7 million in the Europe reporting unit. The impairment charge recorded in fiscal 2008 was based upon estimates of the fair value of property and equipment and certain intangible assets, including customer relationships. During fiscal 2009, we completed our measurement of the impairment loss for the Europe reporting unit and concluded that the entire balance of the goodwill of this reporting unit was determined to be impaired. Thus, the $24.7 million impairment charge recognized in the fourth quarter of fiscal 2008 as an estimate required no adjustment in fiscal 2009.

The total carrying value of our goodwill was $360.6 million and $357.1 million at November 29, 2009 and November 30, 2008, respectively. Based on the results of our annual impairment testing, the fair value of the reporting units that maintain goodwill balances at November 30, 2009 significantly exceeded their carrying value.

*Commitments and Contingencies*—We are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. A negative outcome of these matters is considered remote, and management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

*Income Taxes*—We record an income tax valuation allowance when the realization of certain deferred tax assets, including net operating losses, is not more likely than not. These deferred tax items represent expenses recognized for financial reporting purposes, which may result in tax deductions in the future. Certain judgments, assumptions and estimates may affect the carrying value of the valuation allowance and income tax expense in the Consolidated Financial Statements. Our net deferred tax assets at November 29, 2009 were $26.3 million, net of a $34.3 million valuation allowance.

Significant judgment is required in evaluating our federal, state and foreign tax positions and in the determination of our tax provision. Despite our belief that our liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matters. We may adjust these liabilities as relevant circumstances evolve, such as guidance from the relevant tax authority, our tax advisors, or resolution of issues in the courts. These adjustments are recognized as a component of income tax expense entirely in the period in which they are identified.

**Results of Operations**

During the year-end financial close process of fiscal 2009, we discovered an error related to the depreciation of the assets acquired through our purchase of certain of our European subsidiaries in fiscal 2001. We also discovered an error related to the deferred income tax liabilities recorded on these assets. The errors, which were immaterial to the prior periods, resulted in an understatement of depreciation expense and an overstatement of the income tax provision in the Consolidated Statement of Operations for prior periods. The recorded balances of accumulated depreciation and deferred tax liabilities were likewise understated and overstated, respectively in the Consolidated Balance Sheets for prior periods.

As further discussed in Note 2 of our Consolidated Financial Statements in Item 8, we evaluated the effects of these errors in accordance with applicable SEC guidance and concluded that no prior period is materially misstated. Nonetheless, we decided to restate our Consolidated Financial Statements as of and for the years ended November 30, 2008 and December 2, 2007, which restated periods are discussed below. Such restatement had no impact on our compliance with the indentures governing our Senior Notes, our 2014 Notes or our Convertible Notes or our ABL Revolver agreement.

***Tabular Information***

The following table sets forth our summarized results of operations for fiscal years 2009, 2008 and 2007, expressed in thousands of dollars as well as a percentage of each year's net sales:

| | Fiscal year(1) | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2007 | |
| | (in thousands) | (percentage of net sales) | (in thousands) | (percentage of net sales) | (in thousands) | (percentage of net sales) |
| Net sales | $1,290,064 | 100.0% | $1,498,023 | 100.0% | $1,702,065 | 100.0% |
| Cost of goods sold(2) | 773,279 | 59.9 | 915,977 | 61.1 | 994,700 | 58.4 |
| Gross profit | 516,785 | 40.1 | 582,046 | 38.9 | 707,365 | 41.6 |
| Selling, general and administrative expenses(2) | 416,420 | 32.3 | 482,566 | 32.2 | 545,608 | 32.1 |
| Goodwill impairment loss | 1,188 | 0.1 | 27,475 | 1.8 | — | — |
| Amortization expense | 3,308 | 0.3 | 3,692 | 0.2 | 3,356 | 0.2 |
| Restructuring expenses and asset impairment | 1,256 | 0.1 | 3,126 | 0.2 | — | — |
| Royalty income, net of royalty expense | (16,442) | (1.3) | (17,327) | (1.2) | (18,562) | (1.1) |
| Income from operations | 111,055 | 8.6 | 82,514 | 5.7 | 176,963 | 10.4 |
| Interest expense | 79,092 | 6.1 | 60,464 | 4.0 | 63,976 | 3.8 |
| Loss on rights for convertible notes | 4,549 | 0.4 | — | — | — | — |
| Refinancing and extinguishment of debt and interest rate derivatives | 17,423 | 1.4 | 5,378 | 0.4 | 1,222 | 0.1 |
| Gain on sale of subsidiary stock | (1,292) | (0.1) | — | — | — | — |
| Other income, net | (77) | — | (397) | — | (421) | — |
| Income before income tax expense | 11,360 | 0.8 | 17,069 | 1.3 | 112,186 | 6.5 |
| Income tax provision | (2,125) | (0.2) | 20,872 | 1.4 | 34,865 | 2.0 |
| Net income (loss) | $ 13,485 | 1.0% | $ (3,803) | (0.1)% | $ 77,321 | 4.5% |
| Effective tax rate | (18.7)% | | 122.3% | | 31.1% | |

(1) We use a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal years ended November 29, 2009 and November 30, 2008 were 52-week years. The fiscal year ended December 2, 2007 was a 53-week year.

(2) Included in our selling, general and administrative expenses for fiscal years 2009, 2008 and 2007 were $75.1 million, $91.2 million and $91.2 million, respectively, in shipping and handling costs associated with the delivery of finished mattress products to our customers, including approximately $5.7 million, $7.3 million and $8.4 million, respectively, of costs associated with internal transfers between our plant locations. With respect to these costs, our cost of goods sold may not be comparable with that reported by other entities.

The following table indicates the percentage distribution of our net sales in U.S. dollars throughout our international operations:

**Geographic distribution of sales:**

| | Fiscal year(1) | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| **Americas:** | | | |
| United States | 73.4% | 70.5% | 74.5% |
| Canada | 11.7 | 12.5 | 11.5 |
| Other | 6.2 | 7.1 | 5.8 |
| **Total Americas** | 91.3 | 90.1 | 91.8 |
| **Europe** | 8.7 | 9.9 | 8.2 |
| **Total** | 100.0% | 100.0% | 100.0% |

(1) We use a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal years ended November 29, 2009 and November 30, 2008 were 52-week years. The fiscal year ended December 2, 2007 was a 53-week year.

The following table shows our net sales and margin profitability for the major geographic regions of our operations, including local currency results for the significant international operations:

| | Fiscal year(1) | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2007 | |
| | (in thousands) | (percentage of net sales) | (in thousands) | (percentage of net sales) | (in thousands) | (percentage of net sales) |
| **Total Americas (US Dollars):** | | | | | | |
| Net sales | $1,178,464 | 100.0% | $1,349,283 | 100.0% | $1,561,739 | 100.0% |
| Cost of goods sold | 689,743 | 58.5 | 799,026 | 59.2 | 887,975 | 56.9 |
| Gross profit | 488,721 | 41.5 | 550,257 | 40.8 | 673,764 | 43.1 |
| **United States (US Dollars):** | | | | | | |
| Net sales | 946,951 | 100.0 | 1,055,682 | 100.0 | 1,266,355 | 100.0 |
| Cost of goods sold | 546,487 | 57.7 | 626,678 | 59.4 | 719,537 | 56.8 |
| Gross profit | 400,464 | 42.3 | 429,004 | 40.6 | 546,818 | 43.2 |
| **Total International (US Dollars):** | | | | | | |
| Net sales | 343,113 | 100.0 | 442,341 | 100.0 | 435,710 | 100.0 |
| Cost of goods sold | 229,784 | 67.0 | 287,304 | 65.0 | 272,918 | 62.6 |
| Gross profit | 113,329 | 33.0 | 155,037 | 35.0 | 162,792 | 37.4 |
| **Canada:** | | | | | | |
| **US Dollars:** | | | | | | |
| Net sales | 151,387 | 100.0 | 187,672 | 100.0 | 196,264 | 100.0 |
| Cost of goods sold | 95,004 | 62.8 | 108,795 | 58.0 | 111,737 | 56.9 |
| Gross profit | 56,383 | 37.2 | 78,877 | 42.0 | 84,527 | 43.1 |
| **Canadian Dollars:** | | | | | | |
| Net sales | 173,121 | 100.0 | 195,373 | 100.0 | 210,724 | 100.0 |
| Cost of goods sold | 108,868 | 62.9 | 113,431 | 58.1 | 120,004 | 56.9 |
| Gross profit | 64,253 | 37.1 | 81,942 | 41.9 | 90,720 | 43.1 |
| **Other Americas (US Dollars):** | | | | | | |
| Net sales | 80,126 | 100.0 | 105,929 | 100.0 | 99,120 | 100.0 |
| Cost of goods sold | 48,252 | 60.2 | 63,553 | 60.0 | 56,701 | 57.2 |
| Gross profit | 31,874 | 39.8 | 42,376 | 40.0 | 42,419 | 42.8 |
| **Europe:** | | | | | | |
| **US Dollars:** | | | | | | |
| Net sales | 111,600 | 100.0 | 148,740 | 100.0 | 140,326 | 100.0 |
| Cost of goods sold | 83,536 | 74.9 | 116,951 | 78.6 | 106,725 | 76.1 |
| Gross profit | 28,064 | 25.1 | 31,789 | 21.4 | 33,601 | 23.9 |
| **Euros:** | | | | | | |
| Net sales | 80,083 | 100.0 | 99,699 | 100.0 | 103,350 | 100.0 |
| Cost of goods sold | 59,895 | 74.8 | 78,518 | 78.8 | 78,420 | 75.9 |
| Gross profit | 20,188 | 25.2% | 21,181 | 21.2% | 24,930 | 24.1% |

(1) We use a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal years ended November 29, 2009 and November 30, 2008 were 52-week years. The fiscal year ended December 2, 2007 was a 53-week year.

***Year Ended November 29, 2009 Compared With Year Ended November 30, 2008***

*Net Sales.* Our consolidated net sales for the year ended November 29, 2009 were $1,290.1 million, a decrease of $208.0 million, or 13.9% from the year ended November 30, 2008. Total

Americas net sales were $1,178.5 million for fiscal 2009, a decrease of 12.7% from fiscal 2008. This decrease was primarily related to our U.S. operations within the Americas segment. Total U.S. net sales of $947.0 million for fiscal 2009 decreased $108.7 million from $1,055.7 million in fiscal 2008, a decrease of 10.3%. The U.S. net sales decrease of $108.7 million was attributable primarily to a 9.8% decrease in wholesale unit volume, coupled with a 0.2% decrease in wholesale average unit selling price. The decrease in unit volume resulted from weak retail demand throughout the year. The slight decrease in average unit selling price was due to increased interest in our value-priced *Sealy* brand product as a result of its appeal to more price conscious consumers in this economic environment. However, those decreases were partially offset by increased interest in our newly designed *Stearns & Foster* product line which was introduced in the second quarter of fiscal 2009, the favorable impact of the July 2008 price increase, increased delivery revenue and fewer discounted floor samples in fiscal 2009 as the *Stearns & Foster* product launch was not distributed as widely as the *Posturepedic* product launched in fiscal 2008. International net sales decreased $99.2 million, or 22.4% from fiscal 2008 to $343.1 million. Excluding the effects of currency fluctuations, net sales declined 13.7% from fiscal 2008. This decline was due to the weak retail environment in all of our major markets. In Canada, local currency sales decreases of 11.4% translated into decreases of 19.3% in U.S. dollars due to a lower average value of the Canadian dollar versus the U.S. dollar. Local currency sales decreases in our Canadian market were driven by a 10.3% decrease in unit volume and a 1.2% decrease in average unit selling price. The decrease in unit volume is primarily attributable to weak Canadian retail demand while the decrease in average unit selling price is due to increased sales of value oriented beds. Elsewhere in the Americas, we have experienced sales decreases in our Mexico and South American markets. In our Europe segment, local currency sales decreases of 19.7% translated into a decrease of 25.0% in U.S. dollars due to a decline in the value of the Euro relative to the U.S. dollar. Local currency sales decreases in the European market were attributable to decreased sales of latex bed cores to other manufacturers associated with a shift in mix away from higher-priced finished product. Finished goods sales in Europe decreased 10.8% in local currency in fiscal 2009.

*Gross Profit.* Gross profit for fiscal 2009 was $516.8 million, a decrease of $65.3 million compared to fiscal 2008. As a percentage of net sales, gross profit in fiscal 2009 increased 1.2 percentage points to 40.1%. This was due to an increase in gross profit margins within the Americas segment. Total Americas gross profit in fiscal 2009 decreased $61.5 million to $488.7 million, which as a percentage of sales, represented an increase of 0.7 percentage points to 41.5%. The increase as a percentage of net sales was driven by improvements in the U.S., partially offset by decreases in Canada and the Other Americas business. U.S. gross profit decreased $28.5 million to $400.5 million or 42.3% of net sales, which is an increase of 1.7 percentage points of net sales from the prior year period. The increase in percentage of net sales was driven primarily by the continued favorable impact of operations efficiencies and lower material costs. Partially offsetting these improvements was a decrease in absorption of fixed costs. The local currency gross profit margin in Canada was 37.1% as a percentage of net sales which represents a decrease of 4.8 percentage points from fiscal 2008. This decrease as a percentage of sales was driven by the impact of currency fluctuations on raw materials purchases. In our Europe segment, the local currency gross profit margin increase of 2.4 percentage points was due to the shift in product sales mix towards more finished goods sales coupled with decreased prices of raw materials due to the deflation in the prices of the underlying commodities.

*Selling, General, and Administrative.* Selling, general, and administrative expenses decreased $66.1 million to $416.4 million for fiscal 2009 compared to $482.6 million for fiscal 2008. As a percentage of net sales, selling, general, and administrative expenses were 32.3% for fiscal 2009 compared to 32.2% for fiscal 2008. The slight increase as a percent of sales is primarily due to lower sales volumes. The decrease in absolute dollars is primarily due to a $39.6 million reduction in volume driven variable expenses including an $18.7 million decrease in cooperative advertising and promotional costs, a $16.1 million decrease in delivery costs due primarily to a decrease in unit volume shipped and a $4.8 million decrease in bad debt expense. Fixed operating costs, exclusive of compensation expense, decreased $44.3 million from the prior year period primarily due to reductions in national advertising expenses of $14.8 million and discretionary expenditures such as professional fees and travel and entertainment. Compensation expense increased $17.7 million compared to fiscal 2008. This increase is primarily due to increases of $15.3 million for incentive-based payments and expected defined contribution plan payments, coupled with the recognition of share-based compensation expense of $9.3 million, which is non-cash in nature and the effects of which were partially offset by lower compensation expense due to reduced headcount. In addition, foreign exchange transaction and severance related costs improved $7.4 million and $5.1 million, respectively from fiscal 2008.

*Goodwill impairment loss.* During fiscal 2009, we recognized a total non-cash charge of $1.2 million related to the impairment of goodwill of our Argentina reporting unit. The impairment was indicated by our fiscal 2009 annual impairment testing of goodwill performed in the fourth quarter of fiscal 2009. The goodwill impairment reflected a reduction in the fair value of Argentina as a result of lower expected cash flows for the business and represents the entire goodwill balances for this reporting unit.

During fiscal 2008, we recognized a total non-cash charge of $27.5 million related to the impairment of goodwill of our Puerto Rico and Europe reporting units. The impairment was indicated by an update to our fiscal 2008 annual impairment testing of goodwill performed in the fourth quarter of fiscal 2008. The goodwill impairment reflected a reduction in the fair value of Puerto Rico and Europe as a result of lower expected cash flows for the business and represents the entire goodwill balances for those reporting units.

*Restructuring expenses and asset impairment.* We recognized pretax restructuring costs of $1.3 million during fiscal 2009 as compared with costs of $3.1 million recognized in fiscal 2008. These charges primarily relate to the following actions:

In the second quarter of fiscal 2009, management made the decision to cease manufacturing of certain foundation components and begin purchasing all of these components from third-party suppliers. As a result, we incurred certain insignificant costs related to one-time terminations of employees. Additionally, we recognized an impairment charge of approximately $1.2 million for the related equipment used in this manufacturing process that was not sold. This plan was completed in the second quarter of fiscal 2009.

In the first quarter of fiscal 2008, management made the decision to cut back the manufacturing operations in Brazil and move to a business model under which significantly more product will be supplied by production from other Sealy manufacturing facilities. As a result, we incurred charges of $0.4 million related to employee severance and related benefits. We do not expect to incur additional restructuring charges related to this activity. The plan was completed in the fourth quarter of fiscal 2008.

In the third quarter of fiscal 2008, management elected to close its administrative offices near Milan, Italy and relocate these activities to its manufacturing facility in Silvano, Italy. This closure resulted in the elimination of approximately 10 employees who elected not to relocate in the fourth quarter of fiscal 2008. We recorded a pre-tax restructuring charge related to this action of $0.2 million during the year ended November 30, 2008, the majority of which related to employee severance and benefits. An insignificant amount of this charge was related to relocation costs. This plan was completed in the fourth quarter of fiscal 2008.

In the third quarter of fiscal 2008, management also made the decision to close its manufacturing facility in Clarion, Pennsylvania. We recorded a pre-tax restructuring and impairment charge related to this action of $2.5 million during fiscal 2008, of which $1.6 million was related to employee severance and benefits and other exit costs, and $0.9 million of which was non-cash in nature, related to fixed asset impairment charges. During fiscal 2009, we incurred additional charges related to this action of

$0.1 million primarily related to relocation costs. This plan was completed in the first quarter of fiscal 2009.

*Royalty Income, net of royalty expense.* Our consolidated royalty income, net of royalty expense, for fiscal 2009 decreased $0.9 million to $16.4 million from fiscal 2008 primarily due to the decreased domestic license sales along with unfavorable fluctuations in international currency rates.

*Interest Expense.* Our consolidated interest expense in fiscal 2009 increased by $18.6 million from the prior year period to $79.1 million which includes $5.3 million of non-cash interest expense related to our Convertible Notes. Our weighted average borrowing costs for fiscal 2009 and 2008 were 9.6% and 7.5%, respectively. Our borrowing cost was unfavorably impacted by our 2009 refinancing of our existing senior secured credit facilities (the "Old Senior Credit Facility") to replace them with indebtedness that has longer-dated maturities and eliminates quarterly financial ratio based maintenance covenants (the "Refinancing") which resulted in increased interest rates and outstanding debt balances.

*Refinancing and extinguishment of debt and interest rate derivatives.* Debt extinguishment and refinancing expenses for fiscal 2009 includes non-cash charges of $2.1 million relating to the write-off of debt issuance costs related to our old senior term loans. Additionally, we incurred $15.2 million of charges associated with termination payments on our interest rate swap agreements that were associated with the old senior credit facility. During fiscal 2008, we incurred cash charges of $5.4 million related to the amendment of our senior credit facility which represents amounts paid to the creditors in connection with the amendment.

*Income Tax.* Our effective income tax rate generally differs from the federal statutory rate due to the effects of certain foreign tax rate differentials and state and local income taxes. Our effective tax rate for fiscal 2009 and fiscal 2008 was (18.7)% and 122.3%, respectively. The effective rate for the fiscal 2009 period was decreased primarily due to the reversal of $11.4 million of the liability for uncertain tax positions and related interest (net) and penalties due to the expiration of statutes of limitations offset by lower pre-tax income in fiscal 2009. The effective rate for the fiscal 2008 period was increased by 91.2% due to lower pre-tax income and the impairment of goodwill for our Puerto Rico and Europe reporting units which is not tax deductible.

***Year Ended November 30, 2008 Compared With Year Ended December 2, 2007***

*Net Sales.* Our consolidated net sales for the year ended November 30, 2008 were $1,498.0 million, a decrease of $204.0 million, or 12.0% from the year ended December 2, 2007. Fiscal year 2007 was a 53 week year, while fiscal year 2008 was a 52 week year. The decrease in net sales attributable to the 53rd week in fiscal 2007 was $32.3 million or 1.9% of fiscal 2007 net sales. Total Americas net sales were $1,349.3 million for fiscal 2008, a decrease of 13.6% from fiscal 2007. This decrease was primarily related to our U.S. operations within the Americas segment. Total U.S. net sales of $1,055.7 million for fiscal 2008 declined $210.7 million from $1,266.4 million in fiscal 2007, a decrease of 16.6%. The net sales attributable to the 53rd week in 2007 for the U.S. were $26.2 million. The U.S. net sales decrease of $210.7 million was attributable primarily to a 19.0% decrease in wholesale unit volume, partially offset by a 1.6% increase in wholesale average unit selling price. The decrease in unit volume was affected by weak retail demand, which intensified in our fiscal fourth quarter. Sales of our new *Posturepedic*, *SmartLatex* and *Sealy* branded products outperformed the rest of the portfolio. The slight increase in average unit selling price was due in part to the price increases taken in December 2007 and July 2008. Average unit selling price was also favorably impacted by the $3.7 million favorable impact from the change in the estimated reserve for non-warranty product returns. Partially offsetting these favorable effects was the impact of increased floor sample discounts related to new product introductions as well as softer sales of higher price point products such as *Stearns & Foster*. In Canada, local currency sales decreases of 7.3% translated into decreases of 4.4% in

U.S. dollars as retail demand in this market increasingly deteriorated during the year. Local currency sales decreases in our Canadian market were driven by a 7.5% decrease in unit volume, offset by a 0.2% increase in average unit selling price. The decrease in unit volume is primarily attributable to declines brought about because of a weak retail environment in this market. Elsewhere in the Americas, we experienced sales gains in our Mexico and Argentina markets. However, retail demand in these markets has also begun to decline. In our Europe segment, local currency sales decreases of 3.5% translated into an increase of 6.0% in U.S. dollars. Local currency sales decreases in the European market were attributable to an 11.5% decrease in unit volume driven by decreased sales of latex bed cores to other manufacturers, partially offset by a 9.0% increase in average unit selling price associated with price increases to our customers to offset some of the increased cost of raw materials. Finished goods sales in Europe decreased 3.4% in local currency in fiscal 2008.

*Gross Profit.* Gross profit for fiscal 2008 was $582.0 million, a decrease of $125.3 million compared to fiscal 2007. The 2007 results include the impact of the 53rd week, which represented $13.1 million. As a percentage of net sales, gross profit in fiscal 2008 decreased 2.7 percentage points to 39.0%. This was due to a decrease in gross profit margins within both of our segments. Total Americas gross profit in fiscal 2008 decreased $123.5 million to $550.3 million, which as a percentage of sales, represented a decrease of 2.3 percentage points to 40.8%. The decrease in gross profit for the Americas segment was primarily driven by a decrease in the U.S. gross profit in fiscal 2008. U.S. gross profit decreased $117.8 million to $429.0 million or 40.6% of net sales, which is a decrease of 2.6 percentage points of net sales from the prior year period. The decrease in percentage of net sales was driven primarily by higher inflation on core inputs such as steel and foam. In addition, the domestic gross profit margin relative to the prior year was negatively impacted by less absorption of overhead expenses due to lower volume and reduced sales of higher price point products such as *Stearns & Foster*. Additionally, incremental costs of approximately $8.1 million were incurred in fiscal 2008 as compared to fiscal 2007 related to compliance with July 2007 federal flame retardant regulations. The U.S. gross profit was positively impacted by a change in accounting estimate related to our warranty returns reserves recorded in the second quarter of fiscal 2008 which resulted in a reduction of cost of sales of approximately $2.5 million. Also, U.S. gross profit was positively impacted by continued improvements in manufacturing efficiencies, particularly factory labor and product scrap costs. The results of fiscal 2007 include $2.5 million of refunds on lumber tariffs received from Canadian suppliers as well as $2.1 million more startup costs associated with the latex facility in Mountain Top, Pennsylvania. In Canada, our gross profit margin decreased 1.1 percentage points to 42.0% of net sales primarily due to less absorption of overhead expenses due to lower sales volumes and rising material costs. In our Europe segment, the gross profit margin decrease resulted from manufacturing ineffiencies experienced related to lower production volume and price competition experienced in the OEM business.

*Selling, General, and Administrative.* Selling, general, and administrative expenses decreased $63.0 million to $482.6 million for fiscal 2008 compared to $545.6 million for fiscal 2007. As a percentage of net sales, selling, general, and administrative expenses was 32.2% for fiscal 2008 compared to 32.1% for fiscal 2007. The decrease in selling, general and administrative expenses is primarily due to $41.3 million of lower volume driven variable expenses and reductions in fixed costs. Actions taken to reduce fixed costs included $14.4 million of reductions in compensation related expenses, and $12.9 million less promotional expenses related to more efficient launches of new products in the U.S. as compared to fiscal 2007. In addition, spending on professional services and other discretionary items declined relative to fiscal 2007. Reduced sales drove a reduction of $41.3 million in volume variable expenses comprised of a $37.6 million decrease in cooperative advertising costs partially offset by higher transportation costs, a $3.7 million increase in bad debt costs and the impact of significantly higher foreign currency valuations relative to the U.S. dollar. The fixed cost reductions were partially offset by $6.6 million of costs associated with a reduction in personnel and executive search costs. The selling, general and administrative expense recorded in fiscal 2007 also reflected the gain on the sale of our Orlando facility of $2.6 million as well as $3.9 million of costs associated with an organizational realignment.

*Goodwill impairment loss.* During fiscal 2008, we recognized a total non-cash charge of $27.5 million related to the impairment of goodwill of our Puerto Rico and Europe reporting units. The impairment was indicated by an update to our fiscal 2008 annual impairment testing of goodwill performed in the fourth quarter of fiscal 2008. The goodwill impairment reflected a reduction in the fair value of Puerto Rico and Europe as a result of lower expected cash flows for the business and represents the entire goodwill balances for those reporting units. No such impairments were identified in fiscal 2007.

*Restructuring expenses and asset impairment.* We recognized pretax restructuring costs of $3.1 million during the year ended November 30, 2008. No such costs were recognized during the year ended December 2, 2007. These charges primarily relate to the following actions:

In the first quarter of fiscal 2008, management made the decision to cut back the manufacturing operations in Brazil and move to a business model under which significantly more product will be supplied by production from other Sealy manufacturing facilities. As a result, we incurred charges of $0.5 million related to employee severance and related benefits. We do not expect to incur additional restructuring charges related to this activity. The plan was completed in the fourth quarter of fiscal 2008.

In the third quarter of fiscal 2008, management elected to close its administrative offices near Milan, Italy and relocate these activities to its manufacturing facility in Silvano, Italy. This closure resulted in the elimination of approximately 10 employees who elected not to relocate in the fourth quarter of fiscal 2008. We recorded a pre-tax restructuring charge related to this action of $0.2 million during the year ended November 30, 2008, the majority of which related to employee severance and benefits. An insignificant amount of this charge was related to relocation costs. This plan was completed in the fourth quarter of fiscal 2008.

In the third quarter of fiscal 2008, management also made the decision to close its manufacturing facility in Clarion, Pennsylvania. This facility was closed on October 17, 2008. This closure resulted in the elimination of approximately 114 positions, the majority of which occurred in the fourth quarter of fiscal 2008. We recorded a pre-tax restructuring and impairment charge related to this action of $2.5 million during fiscal 2008, of which $1.6 million was related to employee severance and benefits and other exit costs, and $0.9 million of which was non-cash in nature, related to fixed asset impairment charges. The impairment charges were recognized based on the difference between the carrying value and the amount expected to be recovered through sale of the property, plant and equipment. During fiscal 2009, we incurred additional charges related to this action of $0.1 million primarily related to relocation costs. This plan was completed in the first quarter of fiscal 2009.

*Royalty Income, net of royalty expense.* Our consolidated royalty income, net of royalty expense, for fiscal 2008 decreased $1.2 million to $17.3 million from fiscal 2007, primarily due to a decrease in international licensee sales.

*Interest Expense.* Our consolidated interest expense in fiscal 2008 decreased $3.5 million from fiscal 2007. Our weighted average borrowing costs for fiscal 2008 and 2007 were 7.5% and 7.8%, respectively. Our borrowing cost and the related interest expense decreased because of lower interest rates on the unhedged variable rate component of our floating rate debt offset partially by an increase in the outstanding amount on our revolving credit facility. The borrowing cost was also reduced because of the retirement of $68.1 million of our 2014 Notes late in fiscal 2007.

*Refinancing and extinguishment of debt and interest rate derivatives.* During fiscal 2008, we incurred cash charges of $5.4 million related to the amendment of our senior credit facility which represents amounts paid to the creditors in connection with the amendment. During fiscal 2007, we incurred $1.2 million of debt extinguishment costs consisting of $1.7 million of non-cash charges offset by a $0.5 million gain related to the retirement of $68.1 million of our 2014 Notes.

*Income Tax.* Our effective income tax rate generally differs from the federal statutory rate due to the effects of certain foreign tax rate differentials and state and local income taxes. Our effective tax rate for fiscal 2008 and fiscal 2007 was 122.3% and 31.1%, respectively. The effective rate for the fiscal 2008 period was increased by 91.2% due to lower pre-tax income and the impairment of goodwill for our Puerto Rico and Europe reporting units which is not tax deductible. The effective rate for the fiscal 2007 period was reduced by a benefit of approximately $4.4 million resulting from a reduction in our income tax reserve as a result of the elimination of certain federal and state tax exposures due to the expiration of statutes of limitations and approximately $1.8 million from the reduction of the valuation allowance on capital loss carryforwards due to the availability of capital gains, and the reversal of previously established valuation allowances for Mexican deferred tax assets, partially offset by valuation allowances established during the year.

## Liquidity and Capital Resources

### *Principal Sources of Funds*

Our principal sources of funds are cash flows from operations and borrowings under our asset-based revolving credit facility which provides commitments of up to $100.0 million maturing in May 2013 (the "ABL Revolver"). Our principal use of funds consists of operating expenditures, payments of interest on our senior debt, capital expenditures, and interest payments on our outstanding senior subordinated notes. Capital expenditures totaled $12.4 million for fiscal 2009. During fiscal 2009, there was no significant spending for additional production capacity. We believe that annual capital expenditure limitations in our current debt agreements will not prevent us from meeting our ongoing capital needs. Our introductions of new products typically require us to make initial cash investments in inventory, promotional supplies and employee training which may not be immediately recovered through new product sales. However, we believe that we have sufficient liquidity to absorb such expenditures related to new products and that these expenses will not have a significant adverse impact on our operating cash flow. At November 29, 2009, we had approximately $36.8 million available for borrowing under the ABL Revolver which represents the calculated borrowing base reduced by outstanding letters of credit of $24.1 million. We currently believe that our liquidity is adequate to meet our anticipated cash requirements. The calculated borrowing base under the ABL Revolver is determined based on our domestic accounts receivable and inventory balances. Our net weighted average borrowing cost was 9.6% and 7.5% for fiscal 2009 and 2008, respectively. As of January 2, 2010, we had no borrowings outstanding under the ABL Revolver.

On May 13, 2009, we announced a comprehensive plan to refinance our existing senior secured credit facilities (the "Old Senior Credit Facility") and replace them with indebtedness that has longer-dated maturities and eliminates quarterly financial ratio based maintenance covenants. The Refinancing converted much of the existing senior debt from debt bearing interest at variable rates to debt bearing interest at fixed rates. Due to increases in the interest rates associated with our senior debt, the amount of debt outstanding and increases in the amortization of debt issuance costs, our interest expense in future periods is expected to increase significantly. However, we do not expect cash interest payments to change significantly due to the payment in kind interest associated with the Convertible Notes (as discussed below). Based on our current cash position and the availability of funds through our ABL Revolver, we believe that we will be able to obtain additional funds as necessary during fiscal 2010 in order to support our operations.

***Debt***

In connection with the Refinancing, we have: 1) entered into a new asset-based revolving credit facility which provides commitments of up to $100.0 million maturing in May 2013, which bears interest at our choice of either a base rate (determined by reference to the higher of several rates as defined by the ABL Revolver agreement) or a LIBOR rate for U.S. dollar deposits plus an applicable margin of 4.00%; 2) issued $350.0 million in aggregate principal amount of senior secured notes due April 2016 (the "Senior Notes"), which bear interest at 10.875% per annum payable semi-annually; and 3) issued $177.1 million in aggregate principal amount of senior secured convertible paid in kind ("PIK") notes due July 2016 which are convertible into shares of the Company's common stock (the "Convertible Notes") and bear interest at 8.00% per annum payable semi-annually in the form of additional Convertible Notes.

At November 29, 2009, there were no amounts outstanding under the ABL Revolver. The Senior Notes have an outstanding balance of $336.6 million at November 29, 2009 which gives effect to an unamortized original issue discount of $13.4 million. As of November 29, 2009, the Convertible Notes have an outstanding principal balance of $180.1 million. We also have an outstanding principal balance of $268.9 million at November 29, 2009 on the 8.25% Senior Subordinated Notes due 2014 (the "2014 Notes").

Future interest payments are expected to be paid out of cash flows from operations and borrowings on our ABL Revolver. The ABL Revolver provides for revolving credit financing, subject to borrowing base availability. The borrowing base consists of the following: 1) 85% of the net amount of eligible accounts receivable and 2) the lesser of (i) 85% of the net orderly liquidation value of eligible inventory or (ii) 65% of the net amount of eligible inventory. These amounts are reduced by reserves deemed necessary by the lenders. At November 29, 2009, there were no amounts outstanding under the ABL Revolver.

Prior to the Refinancing, we had outstanding three interest rate swap agreements related to term debt under our Old Senior Credit Facility. In connection with the Refinancing, we paid $15.2 million to terminate these interest rate swap agreements. As the future variable interest rate payments are no longer likely to be made, the amounts which had previously been recorded in accumulated other comprehensive income were charged to refinancing expense for the year ended November 29, 2009.

We are also party to three interest rate swaps for 2.3 million Euros, 2.9 million Euros and 3.5 million Euros which fix the floating interest rates on the debt of our Europe segment at 4.92%, 4.85% and 4.50%, respectively. The notional amounts of these contracts amortize over the life of the agreement and the agreements expire in May 2019, January 2013 and October 2013. We have not formally documented these interest rate swaps as hedges. Therefore, changes in the fair value of these interest rate swaps are recorded as a component of interest expense.

The outstanding 8.25% Senior Subordinated Notes due 2014 (the "2014 Notes") consist of an original $314 million aggregate principal amount maturing June 15, 2014, bearing interest at 8.25% per annum payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2004. At November 29, 2009, the outstanding balance of the 2014 Notes was $268.9 million.

At November 29, 2009, we were in compliance with the covenants contained within our ABL Revolver agreement and the indentures governing the Senior Notes, the Convertible Notes and the 2014 Notes. These agreements also restrict our ability to pay dividends and repurchase common stock.

As part of our ongoing evaluation of our capital structure, we continually assess opportunities to reduce our debt, which opportunities may from time to time include the redemption or repurchase of a portion of our Senior Notes, the 2014 Notes or the Convertible Notes to the extent permitted by our debt covenants. During the fourth quarter of fiscal 2009, the Company repurchased and retired $5.0 million aggregate principal amount of the 2014 notes on the open market at 99.06% of par, plus accrued interest. In addition, our Board authorized a common stock repurchase program under which we may repurchase up to $100 million of our common stock. As of November 29, 2009, we have repurchased shares for $16.3 million under this program, none of which was repurchased during fiscal 2009. From November 29, 2009 through January 2, 2010, we did not repurchase any additional shares under this program.

Our ability to make scheduled payments of principal, or to pay the interest or liquidated damages, if any, on or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We will be required to make scheduled principal payments of $13.7 million during the next twelve months, with $1.3 million for our financing obligations and capital leases and the remainder for debt owed by our international subsidiaries. However, as we continually evaluate our ability to make additional prepayments as permitted under our ABL Revolver agreement and the indentures governing the Senior Notes, the Convertible Notes and the 2014 Notes, it is possible that we will redeem or repurchase portions of our senior or subordinated debt during that time.

***Dividend***

The indentures governing the Senior Notes, the 2014 Notes and the Convertible Notes contain restrictions on our ability to pay dividends which we do not currently meet and until we do so, we will not be able to declare a dividend. Additionally, our ABL Revolver agreement includes a requirement that we meet a minimum fixed charge coverage ratio for the payment of dividends. Although we meet the minimum fixed charge coverage ratio requirement as of November 29, 2009 because we do not meet the other restrictions, we will not be able to declare a dividend.

***Cash Flow Analysis***

The following table summarizes our changes in cash:

| | Fiscal year(1) | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (in thousands) | | |
| Statement of Cash Flow Data: | | | |
| Cash flows provided by (used in): | | | |
| Operating activities | $ 78,653 | $ 53,713 | $ 94,382 |
| Investing activities | (3,263) | (24,913) | (37,369) |
| Financing activities | 26,494 | (18,669) | (86,218) |
| Effect of exchange rate changes on cash | 2,947 | 1,858 | (1,808) |
| Change in cash and cash equivalents | 104,831 | 11,989 | (31,013) |
| Cash and cash equivalents: | | | |
| Beginning of period | 26,596 | 14,607 | 45,620 |
| End of period | $131,427 | $ 26,596 | $ 14,607 |

(1) We use a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal years ended November 29, 2009 and November 30, 2008 were 52-week years. The fiscal year ended December 2, 2007 was a 53-week year.

***Year Ended November 29, 2009 Compared With Year Ended November 30, 2008***

*Cash Flows from Operating Activities.* Our cash flow from operations increased $25.0 million to a $78.7 million net source of cash for the year ended November 29, 2009, compared to a $53.7 million net source of cash for the year ended November 30, 2008. This increase has been driven by an increase in net income from fiscal 2008 of $17.3 million coupled with net cash provided by changes in working capital in fiscal 2009 of $14.9 million compared with a net use of cash for working capital in fiscal 2008 of $17.0 million. This increase has been driven, in part by the receipt of $8.0 million of income tax refunds and improved working capital management during fiscal 2009.

*Cash Flows used in Investing Activities.* Our cash flows used in investing activities decreased approximately $21.7 million from fiscal 2008 primarily due to $8.4 million of proceeds from the sale-leaseback of our South Gate, California facility coupled with $12.5 million lower capital expenditures as compared with fiscal 2008.

*Cash Flows used in Financing Activities.* Our cash flow provided by financing activities for the year ended November 29, 2009 was $26.5 million compared with cash used in financing activities in fiscal 2008 of $18.7 million. This change has been primarily driven by the Refinancing which provided approximately $44.0 million of cash after considering the effects of the payments of costs to issue our new debt.

***Year Ended November 30, 2008 Compared With Year Ended December 2, 2007***

*Cash Flows from Operating Activities.* Our cash flow from operations decreased $40.7 million to a $53.7 million net source of cash for the year ended November 30, 2008, compared to a $94.4 million net source of cash for the year ended December 2, 2007. This decrease has been primarily driven by a reduction in net income from fiscal 2007 of $81.1 million. This decrease has been partially offset by changes in working capital driven primarily by a reduction in accounts receivable balances.

*Cash Flows used in Investing Activities.* Our cash flows used in investing activities decreased approximately $12.5 million from fiscal 2007 primarily due to $17.5 million lower capital expenditures for fiscal 2008 as compared with the prior fiscal year. The decreased capital expenditures were primarily due to the completion of our new facility in Orlando, Florida, the completion of the Mountain Top, Pennsylvania facility and the commencement of work on a second production line at the same facility and the construction of a warehouse at our production site in Italy in fiscal 2007. These expenditures were partially offset by $5.0 million in lower proceeds on sales of assets. Fiscal 2007 results included $4.8 million received from the sale of our Orlando, Florida facility.

*Cash Flows used in Financing Activities.* Our cash flow used in financing activities for the year ended November 30, 2008 decreased $67.5 million to a net use of $18.7 million from a net use of $86.2 million for the year ended December 2, 2007. This decrease has been driven by $20.6 million less of dividend payments and $4.4 million less net borrowings against our senior revolving credit facility in fiscal 2008. Further, in fiscal 2007, $16.3 million was used to repurchase our common stock, $68.1 million was used to retire a portion of our 2014 Notes and $11.6 million was used for payments on our senior secured term loans.

***Debt Covenants***

Our long-term obligations contain various financial tests and covenants, but do not require that we meet quarterly financial ratio targets in order to maintain compliance. Our ABL Revolver requires us to meet a minimum fixed charge coverage ratio in order to incur additional indebtedness and make dividend distributions to holders of our common stock, subject to certain exceptions. Additionally, the ABL Revolver requires us to maintain a fixed charge coverage ratio in excess of 1.1 to 1.0 in periods of minimum availability where the availability for two consecutive calendar days is less than the greater of 1) 15% of the total commitment under the ABL Revolver and 2) $15.0 million. As of November 29, 2009, we are in compliance with the covenants and are not in a minimum availability period under the ABL Revolver. The indentures governing our Senior Notes, Convertible Notes and Senior Subordinated Notes also require us to meet a fixed charge coverage ratio in order to incur additional indebtedness, subject to certain exceptions. We are in compliance with the fixed charge coverage ratio at November 29, 2009.

The covenants contained in our senior debt agreements restricting our ability to enter into certain transactions are based on what we refer to herein as "Adjusted EBITDA". In the senior debt agreements, EBITDA is defined as net income plus interest, taxes, depreciation and amortization and Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance as discussed above. Adjusted EBITDA is presented herein as it is a material component of these covenants. For instance, the indenture governing the Senior Notes, Convertible Notes and 2014 Notes and the ABL Revolver agreement each contain financial covenant ratios, specifically leverage and interest coverage ratios, that are calculated by reference to Adjusted EBITDA. Non-compliance with the covenants contained in the ABL Revolver agreement could result in the requirement to immediately repay all amounts outstanding under this facility, while non-compliance with the debt incurrence ratios contained in the indenture governing the Senior Notes, Convertible Notes and 2014 Notes would prohibit Sealy Mattress Company and its subsidiaries from being able to incur additional indebtedness other than pursuant to specified exceptions. In addition, under the restricted payment covenants contained in the indenture governing the Senior Notes, Convertible Notes and 2014 Notes, the ability of Sealy Mattress Company to pay dividends is restricted by formula based on the amount of Adjusted EBITDA. While the determination of "unusual items" is subject to interpretation and requires judgment, we believe the adjustments listed below are in accordance with the covenants.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be alternatives to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, they are not intended to be measures of free cash flow for management's discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, these presentations may not be comparable to other similarly titled measures of other companies.

The following table sets forth a reconciliation of net income to EBITDA and EBITDA to Adjusted EBITDA for the year ended November 29, 2009, November 30, 2008 and December 2, 2007 (in thousands):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net income (loss) | $ 13,485 | $ (3,803) | $ 77,321 |
| Interest expense | 79,092 | 60,464 | 63,976 |
| Income taxes | (2,125) | 20,872 | 34,865 |
| Depreciation and amortization | 33,401 | 35,949 | 32,738 |
| EBITDA | 123,853 | 113,482 | 208,900 |
| Adjustments for debt covenants: | | | |
| Refinancing charges | 17,488 | 5,378 | 0 |
| Non-cash compensation | 12,638 | 3,375 | 0 |
| KKR consulting fees | 2,862 | 2,195 | 0 |
| Severance charges | 2,502 | 6,019 | 0 |
| Goodwill impairment | 1,188 | 27,475 | 0 |
| Restructuring and impairment related charges | 3,623 | 3,402 | 0 |
| Loss on written option derivative | 4,549 | 0 | 0 |
| North American realignment | 0 | 0 | 3,898 |
| Other (various)(a) | (967) | 5,600 | 4,048 |
| Adjusted EBITDA | $167,736 | $166,926 | $216,846 |

(a) Consists of various immaterial adjustments.

As of and during the fiscal years ended November 29, 2009, November 30, 2008 and December 2, 2007, we were in compliance with the covenants contained within our debt instruments.

*Off-Balance Sheet Arrangements*

We occupy premises and utilize equipment under operating leases that expire at various dates through 2023. In accordance with generally accepted accounting principles, the obligations under those leases are not recorded on our balance sheet. Many of these leases provide for payment of certain expenses and contain renewal and purchase options. During the fiscal years ended November 29, 2009, November 30, 2008 and December 2, 2007, we recognized lease expenses of $21.6 million, $21.6 million and $20.7 million, respectively.

We are involved in a joint venture to develop markets for *Sealy* branded products in Asia. The joint venture is not considered to be a variable interest entity and is therefore not consolidated for financial statement purposes. We account for our interest in the joint venture under the equity method, and our net investment of $4.5 million is recorded as a component of other assets including debt issuance costs, net within the Consolidated Balance Sheet at November 29, 2009. We believe that any possible commitments arising from this joint venture will not be significant to our consolidated financial position or results of operations.

*Contractual Obligations and Commercial Commitments*

As previously discussed, our debt at November 29, 2009 consists of an asset-based revolving credit facility, under which no amounts are outstanding, $336.6 million aggregate principal amount of senior notes due 2016, $180.1 million aggregate principal amount of convertible paid-in kind notes due 2016, $268.9 million outstanding aggregate principal amount of senior subordinated notes due 2014, $41.3 million due on our financing obligations and an additional $20.5 million of other borrowings, most of which are owed by our international subsidiaries.

We engage in various hedging activities in order to mitigate the risk of variability in future cash flows resulting from floating interest rates on our debt and projected foreign currency purchase requirements. Accordingly, we have entered into contractual arrangements for interest rate swaps and forward purchases of foreign currency. The related assets and liabilities associated with the fair value of such derivative instruments are recorded on our balance sheet. Changes in the fair value of these derivatives are recorded in our income statement, except for those associated with those agreements which have been designated as cash flow hedges for accounting purposes.

Significant judgment is required in evaluating our federal, state and foreign tax positions and in the determination of its tax provision. Despite our belief that the liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matter. We may adjust these liabilities as relevant circumstances evolve, such as guidance from the relevant tax authority, or resolution of issues in the courts. These adjustments are recognized as a component of income tax expense entirely in the period in which they are identified. While we are currently undergoing examinations of certain of its corporate income tax returns by tax authorities, no issues related to these liabilities for uncertain tax positions have been presented to us and we have not been informed that such audits will result in an assessment or payment of taxes related to these positions during the one year period following November 29, 2009.

In accordance with FASB authoritative guidance on accounting for uncertainty in income taxes, we maintain a reserve for uncertain tax positions. At November 29, 2009, the entire net reserve for uncertain tax positions is $20.9 million and $2.4 million as a reduction of non current deferred tax asset (including penalties and interest). At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of the effective settlement of tax positions. As such, the unrecognized tax benefit liabilities are not included in the table below.

Our contractual obligations and other commercial commitments as of November 29, 2009 are summarized below (in thousands):

| Contractual Obligations | 2010 | 2011 | 2012 | 2013 | 2014 | After 2015 | Total Obligations |
|---|---|---|---|---|---|---|---|
| Principal maturities of long-term debt | $ 13,693 | $ 3,598 | $ 3,668 | $ 3,533 | $271,457 | $551,510 | $ 847,459 |
| Projected interest on long-term debt(1) | 82,032 | 83,588 | 85,793 | 88,262 | 91,030 | 117,267 | 547,972 |
| Projected cash flows on derivatives(2) | — | — | — | — | — | — | — |
| Operating leases(3) | 13,896 | 12,520 | 10,520 | 8,648 | 6,695 | 21,854 | 74,133 |
| Obligations under license agreements(4) | 953 | — | — | — | — | — | 953 |
| Total | $110,574 | $99,706 | $99,981 | $100,443 | $369,182 | $690,631 | $1,470,517 |

| Other Commercial Commitments | 2010 | 2011 | 2012 | 2013 | 2014 | After 2015 | Total Commitments |
|---|---|---|---|---|---|---|---|
| Standby Letters of Credit(5) | $ 24,101 | — | — | — | — | — | $ 24,101 |

(1) $5.9 million of our outstanding debt at November 29, 2009 is subject to variable interest rates. Interest payments are projected based on rates in effect at November 29, 2009 assuming no variable rate fluctuations going forward. An increase in the interest rates applicable to the unhedged portion of our variable rate debt by 1% would result in approximately $0.1 million in additional annual cash interest expense. Further, these amounts include the paid in kind interest obligation related to our Convertible Notes which does not represent a cash interest payment.

(2) Our hedging instruments consist of the projected net settlements of our interest rate swaps and foreign currency contracts as of November 29, 2009 based on the expected timing of the net payments to be received under the agreements and have not been included in the above presentation as they do not currently represent obligations of the Company. The fair value of these instruments can fluctuate based on market conditions.

(3) Obligations under operating leases include only projected payments under current lease terms, excluding renewal options and assuming no exercise of any purchase options.

(4) Amounts represent minimum guarantees owed under license agreements.

(5) We issue letters of credit in the ordinary course of business primarily to back our various obligations under workers compensation and other insurance programs, environmental liabilities, and open positions on certain of our derivative instruments. These obligations will renew automatically on an annual basis unless cancelled per our instructions.

As discussed in Note 17 to our Consolidated Financial Statements included in Item 8, we have a $12.1 million long term obligation arising from underfunded pension plans. Future minimum pension funding requirements are not included in the schedule above as they are not available for all periods presented. During fiscal 2010, we estimate that we will make approximately $1.1 million in contributions to the plans. In fiscal 2009, we contributed $1.9 million into the plans.

There are no agreements to purchase goods or services with fixed or minimum obligations. The schedule above does not include normal purchases which are made in the ordinary course of business.

*Foreign Operations and Export Sales*

We operate three manufacturing and distribution center facilities in Canada, and one each in Mexico, Argentina, Uruguay and Brazil. In 2000, we formed a joint venture with our Australian licensee to import, manufacture, distribute and sell *Sealy* branded products in South East Asia. On December 1, 2008, a fifty percent interest in our operations in South Korea was sold for $1.4 million to our Australian licensee and these operations became part of the joint venture. On December 4, 2008, the Company and its Australian licensee each acquired a 50% interest in a joint venture that owns the assets of our former New Zealand licensee. The purchase price for the 50% ownership was $1.9 million. Additional contributions of $0.4 million were made by each party to the joint venture to fund the initial working capital of this entity. (See Note 13 to the Consolidated Financial Statements in Item 8). We also export products directly into many small international markets, and have license agreements in Thailand, Japan, the United Kingdom, Spain, Australia, South Africa, Israel, Jamaica, Saudi Arabia, the Bahamas and the Dominican Republic. The results of these export operations are considered a component of our Americas segment.

In addition, we own Sapsa Bedding S.A.S., a leading European manufacturer of latex bedding products in Europe, with headquarters in Italy and manufacturing operations in France and Italy and which are components of our Europe segment.

*Impact of Recently Issued Authoritative Accounting Guidance*

In December 2007, the FASB issued authoritative guidance on noncontrolling interests in consolidated financial statements. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance is effective prospectively, except for certain retrospective disclosure requirements, for fiscal years beginning after December 15, 2008. This guidance will be effective for us beginning in fiscal 2010. We do not expect the adoption of this guidance to have a material impact on the financial statements.

In December 2007, the FASB issued authoritative guidance on business combinations, which significantly changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. Guidance was also issued for recognizing and measuring goodwill acquired in a business combination. This guidance is effective prospectively, except for certain retrospective adjustments to deferred tax balances, for fiscal years beginning after December 15, 2008. This guidance will be effective for us beginning in fiscal 2010. This guidance could have a potential impact should we enter into a business combination in future periods.

In April 2008, the FASB issued authoritative guidance on the determination of the useful lives of intangible assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of an intangible asset. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. We will adopt this guidance as of the beginning of fiscal 2010 and do not expect the adoption of this guidance to have a material impact on the financial statements.

In June 2008, the FASB issued authoritative guidance that addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. We will adopt this guidance as of the beginning of fiscal 2010 and do not expect the adoption of this guidance to have a material impact on the financial statements.

In November 2008, the Emerging Issued Task Force ("EITF") issued authoritative guidance which clarifies the accounting for certain transactions involving equity method investments. This guidance is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and interim periods within those years. We will adopt this guidance as of the beginning of fiscal 2010 and do not expect the adoption of this guidance to have a material impact on the financial statements.

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities. This new guidance will significantly affect the overall consolidation analysis. This guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009. This guidance will be effective for us beginning in fiscal 2010. We are still assessing the potential impact of adoption.

***General Business Risk***

Our customers include furniture stores, specialty sleep shops, department stores, membership warehouse clubs, hospitality customers and other stores. In the future, these customers may consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of locations that carry our products. These customers are also subject to changes in consumer spending and the overall state of the economy, both domestically and internationally. As we have seen in fiscal 2008 and 2009, our business, financial condition and results of operations may be affected by various economic factors. Unfavorable economic conditions such as the global economic downturn we have experienced have made it more difficult for us to maintain and continue our revenue growth. In an economic recession or under other adverse economic conditions, customers and vendors may be more likely to be unable to meet contractual terms or their payment obligations. Any of these factors could have a material adverse effect on our business, financial condition or results of operations.

***Fiscal Year***

We use a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal years ended November 29, 2009 and November 30, 2008 were 52-week years. The fiscal year ended December 2, 2007 was a 53-week year.

***Forward Looking Statements***

*"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995.* When used in this Annual Report on Form 10-K, the words "believes," "anticipates," "expects," "intends," "projects" and similar expressions are used to identify forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future financial and operation results. Any forward-looking statements contained in this report represent our management's current expectations, based on present information and current assumptions, and are thus prospective and subject to risks and uncertainties which could cause actual results to differ materially from those expressed in such forward-looking statements. Actual results could differ materially from those anticipated or projected due to a number of factors. These factors include, but are not limited to:

- the level of competition in the bedding industry;
- legal and regulatory requirements;
- the success of new products;
- our relationships with our major suppliers;
- fluctuations in costs of raw materials;
- our relationship with significant customers and licensees;
- our labor relations;
- departure of key personnel;

- encroachments on our intellectual property;
- product liability claims;
- the timing, cost and success of opening new manufacturing facilities;
- our level of indebtedness;
- interest rate risks;
- access to financial credit by our customers, vendors or us;
- future acquisitions;
- an increase in return rates; and
- other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission, or the SEC.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this Annual Report on Form 10-K and are expressly qualified in their entirety by the cautionary statements include in this Annual Report on Form 10-K. Except as may be required by law, we undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

## Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

### *Foreign Currency Exposures*

Our earnings are affected by fluctuations in the value of our subsidiaries' functional currency as compared to the currencies of our foreign denominated purchases. Foreign currency forward and option contracts are used to hedge against the earnings and cash flow effects of such fluctuations. The result of a uniform 10% change in the value of the U.S. dollar relative to currencies of countries in which we manufacture or sell our products would have an approximate $0.8 million dollar impact on our financial position for the year ended November 29, 2009. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

To protect against the reduction in value of forecasted foreign currency cash flows resulting from purchases in a foreign currency, we have instituted a forecasted cash flow hedging program. We hedge portions of our purchases denominated in foreign currencies and royalty payments to third parties with forward contracts. At November 29, 2009, we had one forward foreign currency contract outstanding to purchase a total of 0.5 million Euros with an expiration date of December 31, 2009. Additionally, at November 29, 2009, we had outstanding forward and option foreign currency contracts to sell Canadian dollars for a total of 35.5 million US dollars. The expiration dates for the Canadian dollar contracts range from December 15, 2009 to November 15, 2010. At November 29, 2009, the fair value of these contracts was an asset of $1.1 million. The changes in fair value of the foreign currency hedges are included in net income, except for those contracts that have been designated as hedges for accounting purposes. For contracts designated as hedges for accounting purposes, the changes in fair value related to the effective portion of the hedge are recognized as a component of accumulated other comprehensive income.

### *Interest Rate Risk*

Prior to the Refinancing, we had outstanding three interest rate swap agreements related to term debt under our Old Senior Credit Facility. In connection with the Refinancing, we paid $15.2 million to terminate these interest rate swap agreements. As the future variable interest rate payments are no longer probable of being made, the amounts which had previously been recorded in accumulated other comprehensive income were charged to refinancing expense for fiscal 2009, in accordance with the FASB's authoritative guidance on accounting for derivative instruments.

No assets or liabilities were recognized related to the above swap instruments at November 29, 2009 due to their termination prior to this date. The fair value of the above swap instruments was a liability of $15.9 million at November 30, 2008.

Additionally, we have entered into three interest rate swaps for 2.3 million Euro, 2.9 million Euro and 3.5 million Euro which fix the floating interest rates on the debt of our Europe segment at 4.92%, 4.85% and 4.50%, respectively. The notional amounts of these contracts amortize over the life of the agreement and the agreements expire in May 2019, January 2013 and October 2013. The fair value of these swaps was an asset totaling $0.5 million and $0.4 million as of November 29, 2009 and November 30, 2008, respectively.

A 10% increase or decrease in market interest rates that affect our interest rate derivative instruments would not have a material impact on our earnings during the next fiscal year. Based on the unhedged portion of our variable rate debt outstanding at November 29, 2008, a 12.5 basis point increase or decrease in variable interest rates would have an insignificant impact on our annual interest expense.

***Commodity Price Risks***

The cost of our steel innerspring, polyurethane foam, polyester, and polyethlylene component parts were impacted sharply by the volatility in the prices of steel and petroleum in fiscal 2008. During fiscal 2009, the prices paid for steel and latex foam decreased from prior year levels and stabilized somewhat due to a reduction in the volatility in the related commodity prices. We periodically enter into commodity-based physical contracts to buy natural gas at agreed-upon fixed prices. These contracts are entered into in the normal course of business. We do not engage in commodity hedging programs, but continue to evaluate opportunities to reduce our risk associated with price volatility.

**Item 8.** ***Financial Statements and Supplementary Data***

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sealy Corporation
Trinity, North Carolina

We have audited the accompanying consolidated balance sheets of Sealy Corporation and subsidiaries (the "Company") as of November 29, 2009 and November 30, 2008 and related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three fiscal years in the period ended November 29, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sealy Corporation and subsidiaries as of November 29, 2009 and November 30, 2008 and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 29, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes 1 and 16 to the consolidated financial statements, the Company adopted new Financial Accounting Standards Board (FASB) authoritative guidance on accounting for uncertainty in income taxes, effective December 3, 2007. Also, as discussed in Note 1, the fiscal year ended December 2, 2007 included 53 weeks. The fiscal years ended November 29, 2009 and November 30, 2008 included 52 weeks.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of November 29, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated January 25, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Raleigh, North Carolina
January 25, 2010

**SEALY CORPORATION**

**Consolidated Balance Sheets**

**(in thousands, except per share amounts)**

| | November 29, 2009 | November 30, 2008 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 131,427 | $ 26,596 |
| Accounts receivable (net of allowance for doubtful accounts, discounts and returns, 2009—$26,675; 2008—$24,910) | 156,850 | 156,583 |
| Inventories | 56,810 | 64,634 |
| Prepaid expenses and other current assets | 21,080 | 30,969 |
| Deferred income taxes | 20,222 | 16,775 |
| | 386,389 | 295,557 |
| Property, plant and equipment—at cost: | | |
| Land | 10,555 | 12,489 |
| Buildings and improvements | 147,415 | 144,881 |
| Machinery and equipment | 284,468 | 287,817 |
| Construction in progress | 4,551 | 4,121 |
| | 446,989 | 449,308 |
| Less accumulated depreciation | (239,508) | (225,958) |
| | 207,481 | 223,350 |
| Other assets: | | |
| Goodwill | 360,583 | 357,149 |
| Other intangibles—net of accumulated amortization (2009—$18,900; 2008—$13,434) | 1,937 | 4,945 |
| Deferred income taxes | 6,874 | 3,392 |
| Debt issuance costs, net, and other assets | 52,206 | 29,083 |
| | 421,600 | 394,569 |
| Total Assets | $1,015,470 | $ 913,476 |

See accompanying notes to consolidated financial statements.

## SEALY CORPORATION

**Consolidated Balance Sheets (Continued)**

**(in thousands, except per share amounts)**

| | November 29, 2009 | November 30, 2008 |
|---|---|---|
| **LIABILITIES AND STOCKHOLDERS' DEFICIT** | | |
| Current liabilities: | | |
| Current portion-long term obligations | $ 13,693 | $ 21,243 |
| Accounts payable | 88,971 | 97,084 |
| Accrued expenses: | | |
| Customer incentives and advertising | 31,804 | 34,542 |
| Compensation | 43,105 | 24,797 |
| Interest | 15,230 | 16,432 |
| Other | 36,436 | 44,363 |
| | 229,239 | 238,461 |
| Long term obligations, net of current portion | 833,766 | 762,162 |
| Other noncurrent liabilities | 59,625 | 71,257 |
| Deferred income taxes | 832 | 584 |
| Commitments and contingencies (Notes 1, 10 and 19) | | |
| Common stock and options subject to redemption | — | 8,856 |
| Stockholders' deficit: | | |
| Preferred stock, $0.01 par value; Authorized 50,000 shares; Issued, none | — | — |
| Common stock, $0.01 par value; Authorized 200,000 shares; Issued and outstanding: 2009—94,417; 2008—91,800 (including shares classified above as subject to redemption: 2009—0; 2008—282) | 947 | 917 |
| Additional paid-in capital | 885,064 | 668,547 |
| Accumulated deficit | (992,950) | (817,597) |
| Accumulated other comprehensive loss | (1,053) | (19,711) |
| | (107,992) | (167,844) |
| Total Liabilities and Stockholders' Deficit | $1,015,470 | $ 913,476 |

See accompanying notes to consolidated financial statements.

**SEALY CORPORATION**

**Consolidated Statements of Operations**

**(in thousands, except per share amounts)**

| | Year Ended | | |
|---|---|---|---|
| | November 29, 2009 | November 30, 2008 | December 2, 2007 |
| Net sales | $1,290,064 | $1,498,023 | $1,702,065 |
| Cost of goods sold | 773,279 | 915,977 | 994,700 |
| Gross profit | 516,785 | 582,046 | 707,365 |
| Selling, general and administrative expenses | 416,420 | 482,566 | 545,608 |
| Goodwill impairment loss | 1,188 | 27,475 | — |
| Amortization expense | 3,308 | 3,692 | 3,356 |
| Restructuring expenses and asset impairment | 1,256 | 3,126 | — |
| Royalty income, net of royalty expense | (16,442) | (17,327) | (18,562) |
| Income from operations | 111,055 | 82,514 | 176,963 |
| Interest expense | 79,092 | 60,464 | 63,976 |
| Loss on rights for convertible notes | 4,549 | — | — |
| Refinancing and extinguishment of debt and interest rate derivatives | 17,423 | 5,378 | 1,222 |
| Gain on sale of subsidiary stock | (1,292) | — | — |
| Other income, net | (77) | (397) | (421) |
| Income before income tax expense (benefit) | 11,360 | 17,069 | 112,186 |
| Income tax provision (benefit) | (2,125) | 20,872 | 34,865 |
| Net income (loss) | $ 13,485 | $ (3,803) | $ 77,321 |
| Earnings (loss) per common share—Basic | $ 0.15 | $ (0.04) | $ 0.85 |
| Earnings (loss) per common share—Diluted | $ 0.10 | $ (0.04) | $ 0.80 |
| Weighted average number of common shares outstanding: | | | |
| Basic | 92,258 | 91,231 | 91,299 |
| Diluted | 185,639 | 91,231 | 96,337 |

See accompanying notes to consolidated financial statements.

## SEALY CORPORATION

## Consolidated Statements of Stockholders' Deficit

## (in thousands, except per share amounts)

| | Comprehensive Income (Loss) | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|
| | | Shares | Amount | | | | |
| Balance at November 26, 2006 | $ 79,122 | 90,983 | $904 | $664,609 | $(846,455) | $ 7,793 | $(173,149) |
| Net income | 77,321 | | | | 77,321 | | 77,321 |
| Foreign currency translation adjustment | 11,146 | | | | | 11,146 | 11,146 |
| Excess of additional pension liability over unrecognized prior service cost, net of tax of $568 | (1,160) | | | | | (1,160) | (1,160) |
| Adjustment to adopt certain provisions of ASC Topic 715, net of income taxes of $699 | | | | | | (1,028) | (1,028) |
| Change in fair value of cash flow hedge, net of tax of $4,667 | (7,549) | | | | | (7,549) | (7,549) |
| Share-based compensation: | | | | | | | |
| Compensation associated with stock option grants | | | | 2,124 | | | 2,124 |
| Directors' deferred stock compensation | | | | 281 | | | 281 |
| Cash dividend | | | | | (27,389) | | (27,389) |
| Repurchase of common stock | | (1,057) | (11) | (16,242) | | | (16,253) |
| Exercise of stock options | | 888 | 9 | (6,888) | | | (6,879) |
| Excess tax benefit on options exercised | | | | 6,585 | | | 6,585 |
| Adjustment of temporary equity subject to redemption | | | | 4,107 | | | 4,107 |
| Other | | | | 50 | | | 50 |
| Balance at December 2, 2007 | $ 79,758 | 90,814 | $902 | $654,626 | $(796,523) | $ 9,202 | $(131,793) |
| Net loss | (3,803) | | | | (3,803) | | (3,803) |
| Foreign currency translation adjustment | (24,731) | | | | | (24,731) | (24,731) |
| Adjustment to defined benefit plan liability, net of tax of $1,045 | (1,644) | | | | | (1,644) | (1,644) |
| Change in fair value of cash flow hedge, net of tax of $1,559 | (2,538) | | | | | (2,538) | (2,538) |
| Cumulative effect of a change in accounting principle— adoption of certain provisions of ASC Topic 740 | | | | | (10,460) | | (10,460) |
| Share-based compensation: | | | | | | | — |
| Compensation associated with stock option grants | | | | 2,981 | | | 2,981 |
| Directors' deferred stock compensation | | | | 26 | | | 26 |
| Current period expense from restricted stock awards | | | | 222 | | | 222 |
| Cash dividend | | | | | (6,811) | | (6,811) |
| Repurchase of common stock | | | | | | | — |
| Exercise of stock options | | 986 | 14 | (882) | | | (868) |
| Excess tax benefit on options exercised | | | | 407 | | | 407 |
| Reversal of retiree put liability | | | | 2,372 | | | 2,372 |
| Adjustment of common stock and options subject to redemption | | | 1 | 8,795 | | | 8,796 |
| Balance at November 30, 2008 | $(32,716) | 91,800 | $917 | $668,547 | $(817,597) | $(19,711) | $(167,844) |
| Net income | 13,485 | | | | 13,485 | | 13,485 |
| Foreign currency translation adjustment | 11,164 | | | | | 11,164 | 11,164 |
| Adjustment to defined benefit plan liability, net of tax of $680 | (1,814) | | | | | (1,814) | (1,814) |
| Change in fair value of cash flow hedges, net of tax of $44 | (136) | | | | | (136) | (136) |
| Loss on termination of interest rate swaps, net of tax of $5,834 | 9,444 | | | | | 9,444 | 9,444 |
| Share-based compensation: | | | | | | | |
| Compensation associated with stock option grants | | | | 4,819 | | | 4,819 |
| Directors' deferred stock compensation | | | | 371 | | | 371 |
| Compensation associated with restricted stock awards | | | | 667 | | | 667 |
| Compensation associated with restricted stock units | | | | 6,776 | | | 6,776 |
| Exercise of stock options | | 271 | 4 | 23 | | | 27 |
| Excess tax deficiency on options exercised | | | | (647) | | | (647) |
| Distribution of rights to purchase convertible notes | | | | | (188,838) | | (188,838) |
| Settlement of rights to purchase Convertible Notes | | | | 193,388 | | | 193,388 |
| Conversion of Convertible Notes | | 2,346 | 23 | 2,267 | | | 2,290 |
| Adjustment of common stock and options subject to redemption | | | 3 | 8,853 | | | 8,856 |
| Balance at November 29, 2009 | $ 32,143 | 94,417 | $947 | $885,064 | $(992,950) | $ (1,053) | $(107,992) |

See accompanying notes to consolidated financial statements.

# SEALY CORPORATION

## Consolidated Statements of Cash Flow

## (in thousands)

| | Year Ended | | |
|---|---|---|---|
| | November 29, 2009 | November 30, 2008 | December 2, 2007 |
| **Operating activities:** | | | |
| Net income (loss) | $ 13,485 | $ (3,803) | $ 77,321 |
| Adjustments to reconcile net income to cash provided by operating activities: | | | |
| Depreciation and amortization | 33,401 | 35,949 | 32,738 |
| Deferred income taxes | (10,403) | 8,318 | (5,207) |
| Impairment charges | 2,514 | 28,348 | — |
| Amortization of deferred gain on sale-leaseback | (644) | — | — |
| Paid in kind interest on convertible notes | 5,323 | — | — |
| Amortization of discount on new senior secured notes | 709 | — | — |
| Amortization of debt issuance costs and other | 4,124 | 2,395 | (469) |
| Loss on rights for convertible notes | 4,549 | — | — |
| Share-based compensation | 12,633 | 3,392 | 2,891 |
| Excess tax benefits from share-based payment arrangements | — | (406) | (6,585) |
| Loss (gain) on sale of assets | 975 | 625 | (1,695) |
| Write-off of debt issuance costs related to debt extinguishments | 2,195 | — | 1,770 |
| Loss on termination of interest rate swap | 15,232 | — | — |
| Payment to terminate interest rate swaps | (15,232) | — | — |
| Gain on sale of subsidiary stock | (1,292) | — | — |
| Other, net | (3,817) | (4,104) | 5,980 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | 7,242 | 37,566 | (5,285) |
| Inventories | 7,142 | 5,844 | (5,456) |
| Other current assets | 16,676 | (3,035) | (2,251) |
| Other assets | (1,161) | — | — |
| Accounts payable | (13,064) | (29,922) | 13,243 |
| Accrued expenses | 8,220 | (28,529) | (8,790) |
| Other liabilities | (10,154) | 1,075 | (3,823) |
| Net cash provided by operating activities | 78,653 | 53,713 | 94,382 |
| **Investing activities:** | | | |
| Purchase of property, plant and equipment | (12,428) | (24,975) | (42,434) |
| Proceeds from sale of property, plant and equipment | 10,388 | 62 | 5,065 |
| Net proceeds from sale of subsidiary stock | 1,237 | — | — |
| Investments in and loans to unconsolidated affiliate | (2,322) | — | — |
| Repayments of loans and capital from unconsolidated affiliate | (138) | — | — |
| Net cash used in investing activities | (3,263) | (24,913) | (37,369) |
| **Financing activities:** | | | |
| Cash dividends | — | (6,811) | (27,389) |
| Proceeds from issuance of long-term obligations | 6,280 | 9,305 | — |
| Repayments of long-term obligations, including discounts taken of $460 in 2007 | (18,285) | (44,455) | (79,202) |
| Repayment of senior term loans | (377,181) | — | — |
| Proceeds from issuance of new senior secured notes | 335,916 | — | — |
| Proceeds from issuance of related party notes | 177,132 | — | — |
| Repayment of related party notes | (83,284) | — | — |
| Proceeds from issuance of convertible notes, net | 83,284 | — | — |
| Repayment of subordinated notes, including discounts taken of $47 | (4,953) | — | — |
| Borrowings under revolving credit facilities | 141,158 | 283,527 | 233,990 |
| Repayments under revolving credit facilities | (205,558) | (260,617) | (206,643) |
| Repurchase of common stock | — | — | (16,253) |
| Exercise of employee stock options, including related excess tax benefits | 30 | 482 | 7,166 |
| Debt issuance costs | (27,617) | (100) | — |
| Other | (428) | — | 2,113 |
| Net cash provided by (used in) financing activities | 26,494 | (18,669) | (86,218) |
| Effect of exchange rate changes on cash | 2,947 | 1,858 | (1,808) |
| Increase in cash and equivalents | 104,831 | 11,989 | (31,013) |
| Cash and equivalents: | | | |
| Beginning of period | 26,596 | 14,607 | 45,620 |
| End of period | $ 131,427 | $ 26,596 | $ 14,607 |
| **Supplemental disclosures:** | | | |
| Taxes paid (net of tax refunds of $8,000, $159 and $94 in fiscal 2009, 2008 and 2007, respectively) | $ 12,852 | $ 22,882 | $ 39,944 |
| Interest paid | $ 69,397 | $ 58,164 | $ 62,097 |

See accompanying notes to consolidated financial statements.

**Note 1:** ***Basis of Presentation and Significant Accounting Policies***

***Business***

Sealy Corporation and its subsidiaries (the "Company") are engaged in the consumer products business and manufacture, distribute and sell conventional bedding products including mattresses and box springs, as well as specialty bedding products which include latex and visco-elastic mattresses. The Company's products are manufactured in a number of countries in North and South America and Europe. Substantially all of the Company's trade accounts receivables are from retail customers.

***Basis of Presentation and Principles of Consolidation***

The Consolidated Financial Statements include the accounts of Sealy Corporation and its 100%-owned subsidiary companies. Intercompany transactions are eliminated. The equity method of accounting is used for joint ventures and investments in associated companies over which the Company has significant influence, but does not have effective control and consolidation is not otherwise required under the Financial Accounting Standards Board's (the "FASB") authoritative guidance surrounding the consolidation of variable interest entities. Significant influence is generally deemed to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. The Company's equity in the net income and losses of these investments is reported in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations. Also, based on triggering events, the Company assesses whether it has any primary beneficial interests in any variable interest entity ("VIE") which would require consolidation of such entity. At November 29, 2009, the Company is not a beneficiary in a VIE and does not have a significant variable interest in any variable interest entity for which it is not the primary beneficiary.

At November 29, 2009, affiliates of Kohlberg Kravis Roberts & Co. L.P. ("KKR") controlled approximately 49.2% of the issued and outstanding common stock of the Company.

Significant accounting policies used in the preparation of the Consolidated Financial Statements are summarized below.

***Fiscal Year***

The Company uses a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal year ended December 2, 2007 was a 53-week year. The fiscal years ended November 29, 2009 and November 30, 2008 were 52-week years. The net sales and gross profit attributable to the 53$^{rd}$ week in fiscal 2007 was $32.3 million and $13.1 million, respectively.

***Subsequent Events***

The Company has evaluated subsequent events from the end of the most recent fiscal year through January 25, 2010, the date the consolidated financial statements were issued.

***Recently Issued Authoritative Accounting Guidance***

In December 2007, the FASB issued authoritative guidance on noncontrolling interests in consolidated financial statements. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance is

**Note 1:** ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

effective prospectively, except for certain retrospective disclosure requirements, for fiscal years beginning after December 15, 2008. This guidance will be effective for the Company beginning in fiscal 2010. The Company does not expect the adoption of this guidance to have a material impact on the financial statements.

In December 2007, the FASB issued authoritative guidance on business combinations, which significantly changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. Guidance was also issued for recognizing and measuring goodwill acquired in a business combination and determining what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This guidance is effective prospectively, except for certain retrospective adjustments to deferred tax balances, for fiscal years beginning after December 15, 2008. This guidance will be effective for the Company beginning in fiscal 2010. This guidance could have a potential impact should the Company enter into a business combination in future periods.

In April 2008, the FASB issued authoritative guidance on the determination of the useful lives of intangible assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of an intangible asset. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. The Company will adopt this guidance as of the beginning of fiscal 2010 and does not expect the adoption of this guidance to have a material impact on the financial statements.

In June 2008, the FASB issued authoritative guidance that addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years. The Company will adopt this guidance as of the beginning of fiscal 2010 and does not expect the adoption of this guidance to have a material impact on the financial statements.

In November 2008, the Emerging Issues Task Force ("EITF") issued authoritative guidance which clarifies the accounting for certain transactions involving equity method investments. This guidance is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and interim periods within those years. The Company will adopt this guidance as of the beginning of fiscal 2010 and does not expect the adoption of this guidance to have a material impact on the financial statements.

In December 2008, the FASB issued additional authoritative guidance on an employers' disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance is effective for financial statements issued for fiscal years ending after December 15, 2009. The Company will adopt this guidance in fiscal 2010. The adoption of this guidance will increase the disclosures in the financial statements related to the assets of the Company's defined benefit pension plans.

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities. This new guidance will significantly affect the overall consolidation analysis. This guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009. This guidance will be effective for the Company beginning in fiscal 2010. The Company is still assessing the potential impact of adoption.

**Note 1:** ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

***Revenue Recognition***

The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectibility is reasonably assured. The recognition criteria are met when title and risk of loss have transferred from the Company to the buyer, which is upon delivery to the customer sites or as determined by legal requirements in foreign jurisdictions. At the time revenue is recognized, the Company provides for the estimated costs of warranties and reduces revenue for estimated returns and cash discounts. The Company also records reductions to revenue for customer incentive programs offered including volume discounts, promotional allowances, slotting fees and supply agreement amortization, and records liabilities pursuant to these agreements. The Company periodically assesses these liabilities based on actual sales and claims to determine whether the customers will meet the requirements to receive rebate funds. The Company generally negotiates these agreements on a customer-by-customer basis. Some of these agreements extend over several periods and are linked with supply agreements. Accordingly, $99.3 million, $101.4 million, and $104.4 million were recorded as a reduction of revenue for fiscal 2009, 2008 and 2007, respectively.

***Product Delivery Costs***

Included in the Company's selling, general and administrative expenses in the consolidated statement of operations for fiscal 2009, 2008 and 2007 were $75.1 million, $91.2 million and $91.2 million, respectively, in shipping and handling costs associated with the delivery of finished mattress products to its customers, including approximately $5.8 million, $7.3 million and $8.4 million, respectively, of costs associated with internal transfers between plant locations.

***Concentrations of Credit and Other Risk***

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, foreign currency forward and option contracts and interest rate swap arrangements. The Company places its cash and cash equivalents with major financial institutions and limits the amount of credit exposure to any one institution.

The Company's accounts receivable arise from sales to numerous customers in a variety of markets, and geographies around the world. Receivables arising from these sales are generally not collateralized. The Company's customers include furniture stores, national mass merchandisers, specialty sleep shops, department stores, contract customers and other stores. The top five customers accounted for approximately 25.5%, 25.4% and 23.5% of the Company's net sales for the years ended November 29, 2009, November 30, 2008 and December 2, 2007, respectively. No single customer accounted for more than 10% of the Company's net sales in fiscal 2009, 2008 or 2007. During 2008 and the first quarter of 2009, the economic environment became more challenging and caused a higher occurrence of bankruptcies for mattress retailers. However, the Company has seen a decrease in the frequency of bankruptcies of its customers in the second through fourth quarter of fiscal 2009. These economic conditions have also caused some smaller mattress retailers to exit the market. The Company performs ongoing credit evaluations of its customers' financial conditions and maintains reserves for estimated credit losses. Such losses, in the aggregate, have not materially exceeded management's estimates.

**Note 1:** ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

The counterparties to the Company's foreign currency and interest rate swap agreements are major financial institutions. The Company has not experienced non-performance by any of its counterparties nor does the Company expect there to be significant non-performance risks associated with its derivative counterparties at November 29, 2009.

The Company is presently dependent upon a single supplier for certain polyurethane foam components in its mattress units manufactured in the Americas. Such components are purchased under a supply agreement, and are manufactured in accordance with proprietary process designs exclusive to the supplier. The Company has incorporated these methods of construction into many of its branded products. The Company continually looks to develop alternative supply sources, allowing acquisition of similar component parts which meet the functional requirement of various product lines. The Company also purchases a significant portion of its box spring components from a single supplier and manufactures only a minor amount of these parts. The Company is also dependent on a single supplier for the visco-elastic components and assembly of its *TrueForm* product line. The related product in which these components and assembly processes are used does not represent a significant portion of overall sales. Except for its dependence regarding certain polyurethane foam and visco-elastic components and assembly of its *TrueForm* product line, the Company does not consider itself to be dependent upon any single outside vendor as a source of supply to its conventional bedding or specialty businesses, and the Company believes that sufficient sources of supply for the same, similar or alternative components are available.

Approximately 68% of the employees at the Company's 25 North American plants are represented by various labor unions with separate collective bargaining agreements. The Company's current collective bargaining agreements, which are typically three years in length, expire at various times beginning in fiscal 2010 through 2012. Of the employees covered by collective bargaining agreements, approximately 50% are under contracts expiring in fiscal 2010. Certain employees at the Company's international facilities are also covered by collective bargaining agreements, which expire at various terms between fiscal 2010 and 2012.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amount of assets and liabilities and disclosures on contingent assets and liabilities at year end and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the accrued warranty obligation, allowance for doubtful accounts, discounts and returns, cooperative advertising and promotional accruals, share-based compensation, valuation of goodwill and intangible assets, reserve for workers' compensation claims, benefit plan obligations and expenses, environmental contingencies and tax assets, liabilities and expense.

See "Warranties" below regarding the effect of changes in estimates associated with the Company's reserve for product warranties.

See "Self-Insurance" below regarding estimates associated with the Company's reserve for workers' compensation claims.

**Note 1:** ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

See "Income Taxes" below regarding estimates associated with the Company's uncertain tax positions and valuation allowances against net deferred tax assets.

***Foreign Currency***

Subsidiaries located outside the U.S. use the local currency as the functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at average exchange rates during the year. Resulting translation adjustments are recorded directly to a separate component of stockholders' deficit (accumulated other comprehensive income (loss)) and are not tax effected since they relate to investments which are permanent in nature. At November 29, 2009 and November 30, 2008, accumulated foreign currency translation adjustments were $6.4 million and $(5.0 million), respectively. Foreign currency transaction gains and losses are recognized in cost of goods sold or selling, general and administrative expenses at the time they occur. The Company recorded foreign currency transaction (losses) gains of $(6.0 million), ($1.4 million) and $0.5 million in fiscal 2009, 2008 and 2007, respectively.

***Cash and Equivalents***

The Company considers all highly liquid debt instruments with an original maturity at the time of purchase of three months or less to be cash equivalents. Included as cash equivalents are money market funds that are stated at cost, which approximates market value.

***Checks Issued In Excess of Funds on Deposit***

Accounts payable and accrued compensation expenses include book overdrafts in the amounts of $7.0 million and $0.8 million at November 29, 2009 and $15.8 million and $0.9 million at November 30, 2008, respectively. The change in the reclassified amount of checks issued in excess of funds on deposit is included in cash flows from operations in the statements of cash flows.

***Inventory***

The cost of inventories is determined by the "first-in, first-out" (FIFO) method, which approximates current cost. The cost of inventories includes raw materials, direct labor and manufacturing overhead costs. The Company adjusts the basis of its inventory value for excess, obsolete or slow moving inventory based on changes in customer demand, technology developments or other economic factors.

***Supply Agreements***

The Company from time to time enters into long term supply agreements with its customers to sell its branded products to customers in exchange for minimum sales volume or a minimum percentage of the customer's sales or space on the retail floor. Such agreements generally cover a period of two to five years. In these long term agreements, the Company reserves the right to pass on its cost increases to its customers. Other costs such as transportation and warranty costs are factored into the wholesale price of the Company's products and passed on to the customer. Initial cash outlays by the Company for such agreements are capitalized and amortized generally as a reduction of sales over the life of the contract. The majority of these cash outlays are ratably recoverable upon contract termination. Such capitalized amounts are included in "Prepaid expenses and other current assets" and "Debt issuance costs, net, and other assets" in the Company's Consolidated Balance Sheets.

***Property, Plant and Equipment***

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation expense is provided based on historical cost and estimated useful lives ranging from approximately twenty to forty years for buildings and building improvements and three to fifteen years for machinery and equipment. The Company uses the straight-line method for calculating the provision for depreciation. Depreciation expense for fiscal 2009, 2008 and 2007 was $30.1 million, $32.3 million, $29.4 million, respectively and is primarily recorded in cost of goods sold on the consolidated statements of operations.

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future net undiscounted cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Impairment charges recognized related to property, plant and equipment within the Americas segment for fiscal 2009 were $1.3 million and relate to the decision to cease manufacturing of certain foundation components and begin purchasing all of these components from third party suppliers. Impairment charges recognized in fiscal 2008 were $0.9 million and relate to the closure of the Company's manufacturing facility in Clarion, Pennsylvania. These charges have been recorded as a component of restructuring expenses and asset impairments in the Consolidated Statements of Operations (See Note 24). No such charges were recognized in fiscal 2007.

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Fair value is determined based upon estimates of the amount to be recovered upon disposal of the facility. Such assets which meet the criteria to be reported as "assets held for sale" are shown as such in the accompanying balance sheets, and consist of land and buildings at the Company's closed manufacturing facilities and facilities that the Company is actively marketing for sale and that the Company expects to sell within one year. There were no assets qualifying as held for sale at November 29, 2009 or November 30, 2008. It is Company policy to capitalize certain costs incurred in connection with developing or obtaining internal-use software.

***Goodwill***

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of the identifiable net tangible and identifiable intangible assets acquired. Goodwill is not amortized but must be reviewed for impairment at least annually and if a triggering event were to occur in an interim period. The Company performs at least an annual assessment of goodwill for impairment as of the beginning of the fiscal fourth quarter or whenever events or circumstances indicate that the carrying value of goodwill may not be recoverable from future cash flows. The Company assesses recoverability using several methodologies to determine fair value of a reporting unit, which include the present value of estimated future cash flows and comparisons of multiples of enterprise values to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The analysis is based upon available

**Note 1:** ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

information regarding expected future cash flows of each reporting unit and discount rates. Discount rates are based upon the cost of capital specific to the reporting unit. If the carrying value of the reporting unit exceeds the discounted fair value of the reporting unit, a second analysis is performed to allocate the fair value to all assets and liabilities. If, based on the second analysis, it is determined that the fair value of goodwill of the reporting unit is less than the carrying value, the Company would recognize impairment for the excess of carrying value over fair value of goodwill. In connection with its fiscal 2009 annual evaluation for goodwill impairment the Company recorded a non-cash charge of $1.2 million related to the impairment of the goodwill of its Argentina reporting unit. The impairment charge is based upon the fair value of the assets and liabilities of the reporting unit. In connection with an interim evaluation of goodwill in the fourth quarter of 2008, the Company recorded a non-cash charge of $2.8 million and $24.7 million related to the impairment of the goodwill of its Puerto Rico and Europe reporting units, respectively (See Note 8). No impairment charges related to goodwill were recognized in fiscal 2007.

*Debt Issuance Costs*

The Company capitalizes costs associated with the issuance of debt and amortizes them as additional interest expense over the lives of the debt on a straight-line basis which approximates the effective interest method. Upon the prepayment of the related debt, the Company accelerates the recognition of an appropriate amount of the costs as interest expense. Additional interest expense arising from such prepayments during fiscal 2009, 2008 and 2007 was $0.1 million, $0.0 million and $0.1 million, respectively.

In connection with the refinancing of the Company's senior secured credit facilities in May 2009, the Company recorded fees in the amount of $27.6 million which were deferred and will be amortized over the life of the new agreements. Since the old senior secured term loans are considered terminated, the remaining unamortized debt issuance costs of $2.1 million were expensed and recognized as a component of refinancing and extinguishment of debt and interest rate derivatives in the Consolidated Statements of Operations. The remaining unamortized debt issuance costs associated with the old senior revolving credit facility will continue to be amortized over the life of the Company's new asset-based revolving credit facility as such credit facility met the criteria for modification treatment rather than extinguishment.

In connection with the Second Amendment to the Third Amended and Restated Credit Agreement entered into in November 2008, the Company paid fees to the creditor in the amount of $5.4 million, which were recorded as a component of refinancing and extinguishment of debt and interest rate derivatives in the Consolidated Statements of Operations. In accordance with the FASB's authoritative guidance surrounding a debtor's accounting for a modification or exchange of debt instruments, these costs were expensed as incurred. The Company also paid approximately $0.1 million of fees to third parties that were deferred and will be amortized over the life of the amended

**Note 1:** ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

agreement. The Company has the following amounts recorded in debt issuance costs, net, and other assets (in thousands):

| | November 29, 2009 | November 30, 2008 |
|---|---|---|
| Gross cost | $34,008 | $11,035 |
| Accumulated amortization | (4,783) | (2,395) |
| Net deferred debt issuance costs | $29,225 | $ 8,640 |

***Royalty Income and Expense***

The Company recognizes royalty income based on sales of *Sealy*, *Stearns & Foster*, and *Bassett* branded product by various licensees. The Company recognized gross royalty income of $16.5 million, $17.6 million and $19.2 million in fiscal 2009, 2008, and 2007, respectively. The decrease in royalty income in fiscal 2009 from the levels experienced in fiscal 2008 and fiscal 2007 is due to the decreased domestic licensee sales along with unfavorable fluctuations in international currency rates. The Company also pays royalties to other entities for the use of their names on product produced by the Company. The Company recognized royalty expense of an insignificant amount, $0.3 million and $0.6 million, in fiscal 2009, 2008, and 2007, respectively.

***Income Taxes***

Income taxes are accounted for under the asset and liability method in accordance with the FASB's authoritative guidance on accounting for income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company provides valuation allowances against the net deferred tax asset for amounts that are not considered more likely than not to be realized (See Note 16 for disclosure of amounts related to deferred taxes and associated valuation allowances).

Effective December 3, 2007, the Company adopted new authoritative guidance surrounding accounting for uncertainty in income taxes. Significant judgment is required in evaluating the Company's federal, state and foreign tax positions and in the determination of its tax provision. Despite management's belief that the Company's liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matters. The Company may adjust these reserves as relevant circumstances evolve, such as guidance from the relevant tax authority, its tax advisors, or resolution of issues in the courts. The Company's tax expense includes the impact of reserve provisions and changes to reserves that it considers appropriate, as well as related interest and penalties. These adjustments are recognized as a component of income tax expense entirely in the period in which they are identified. The Company is currently undergoing examinations of its corporate income tax returns by tax authorities. No issues related to these reserved positions have been presented to the Company. The Company believes that such audits will not result in an assessment and payment of taxes related to these positions during the one year following November 29, 2009.

**Note 1:** ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

*Advertising Costs*

The Company expenses all advertising costs as incurred. The estimated fair value of cooperative advertising costs paid to customers is recorded as a component of selling, general and administrative expense within the Consolidated Statements of Operations when the customer provides proof of advertising. The Company periodically assesses the liabilities recorded for cooperative advertising based on actual sales and claims to determine whether all of the cooperative advertising earned will be used by the customer. Advertising expenses, including cooperative advertising, for fiscal 2009, 2008 and 2007 amounted to $127.3 million, $155.5 million and $188.9 million, respectively.

**Note 1:** ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

***Warranties***

The Company's warranty policy provides a ten year non-prorated warranty service period on all currently manufactured *Sealy Posturepedic*, *Stearns & Foster* and *Bassett* bedding products and some other *Sealy* branded products and a twenty year warranty period on the major components of the Company's *TrueForm* and *MirrorForm* visco- elastic products as well as the Company's *SpringFree* latex product, the last ten years of which are prorated on a straight-line basis. Though discontinued in 2008, the Company's *Right Touch* products have a twenty year limited warranty that covers only certain parts of the product and is prorated for part of the twenty years. The Company's policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded based on historical trends of warranty costs. The estimate involves an average lag time in days between the sale of a bed and the date of its return, applied to the current rate of warranty returns.

The Company amended its warranty policy on *Sealy* branded promotional bedding to three years for product produced after fiscal 2007. The impact of this change to the warranty policy did not have a significant impact on the Company's financial results or position.

During fiscal 2008, the Company completed an analysis of its returns claims experience based on historical return trends for the Company's U.S. business, which resulted in a change in estimate for warranty claims. See Note 4.

The change in the Company's accrued warranty obligations for the fiscal 2009, 2008 and 2007 was as follows (in thousands):

| | November 29, 2009 | November 30, 2008 | December 2, 2007 |
|---|---|---|---|
| Accrued warranty obligations at beginning of period | $ 16,487 | $ 15,964 | $ 15,349 |
| Warranty claims(1) | (18,082) | (20,034) | (17,389) |
| Warranty provisions(2) | 18,059 | 23,032 | 18,004 |
| Change in estimate (Note 4) | — | (2,475) | — |
| Accrued warranty obligations at end of period | $ 16,464 | $ 16,487 | $ 15,964 |

(1) Warranty claims for the year ended November 29, 2009 include approximately $9.3 million for claims associated with products sold prior to November 30, 2008 that are still under warranty. In estimating its warranty obligations, the Company considers the impact of recoverable salvage value on warranty cost in determining its estimate of future warranty obligations. The Company utilizes warranty trends on existing similar product in order to estimate future warranty claims associated with newly introduced product. Warranty claims and provisions shown above do not include estimated salvage recoveries that reduced cost of sales by $5.9 million, $5.9 million and $6.2 million for fiscal 2009, 2008 and 2007, respectively.

(2) The provision for fiscal year 2009 includes a decrease of an insignificant amount relating to increased recoverable salvage value included in the warranty obligation estimate. The provision for fiscal year 2008 includes an increase of approximately $0.5 million relating to decreased recoverable salvage value included in the warranty obligation estimate. The provision for fiscal year 2007 includes a decrease of approximately $2.1 million relating to increased recoverable salvage value included in the warranty obligation estimate.

**Note 1:** ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

As of November 29, 2009 and November 30, 2008, $10.6 million and $9.9 million is included as a component of other accrued liabilities and $5.9 million and $6.6 million is included as a component of other noncurrent liabilities within the accompanying Consolidated Balance Sheet, respectively.

***Self-Insurance***

The Company is self-insured for certain losses related to medical claims with excess loss coverage of $375,000 per claim per year. The Company also utilizes large deductible policies to insure claims related to general liability, product liability, automobile, and workers' compensation. The Company's recorded liability for workers' compensation represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated workers' compensation liability is discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed by management and third-party actuaries on a quarterly basis to ensure that the liability is appropriate. The discount rate used to estimate the workers' compensation liability was 3% and 4% for fiscal 2009 and 2008, respectively. While the Company believes these estimates are reasonable based on the information currently available, if actual trends, including the severity or frequency of claims, medical cost inflation, or fluctuations in premiums, differ from the Company's estimates, the Company's results of operations could be impacted. As of November 29, 2009 and November 30, 2008, $6.0 million and $4.6 million of the recorded liability is included as a component of other accrued liabilities and $6.5 million and $6.3 million is included as a component of other noncurrent liabilities within the accompanying consolidated balance sheets, respectively.

***Research and Development***

Product development costs are charged to operations during the period incurred and are not considered material.

***Environmental Costs***

Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate, under the FASB's authoritative guidance on environmental remediation liabilities. Expenditures that relate to an existing condition caused by past operations and that do not provide future benefits are expensed as incurred. Liabilities are recorded when environmental assessments are made or the requirement for remedial efforts is probable, and the costs can be reasonably estimated. The timing of accruing for these remediation liabilities is generally no later than the completion of feasibility studies. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown.

***Conditional Asset Retirement Obligations***

The Company recognizes asset retirement obligations for obligations in certain of the Company's facility leases that require the Company to return those properties to the same or similar condition at the end of the lease as existed when the Company began using those facilities. Although the lease termination dates range from 2010 to 2023, the Company may be able to renegotiate such leases to extend the terms.

**Note 1:** ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

Additionally, the Company also owns certain factories that contain asbestos. Current regulations require that the Company remove and dispose of asbestos if the factory undergoes major renovations or is demolished. Although the Company is not required to remove the asbestos unless renovation or demolition occurs, it is required to monitor and ensure that it remains stable and is required to notify any potential buyer of its existence. In fiscal 2007, the Company removed asbestos at a European facility. The Company has recognized an asset retirement obligation of $0.2 million for the remaining asbestos in its European facilities. The Company has not recognized asset retirement obligations in its financial statements for asbestos at any other facilities because management believes that there is an indeterminate settlement date for the retirement obligation as the range of time over which the Company may be required to remove and dispose of the asbestos is unknown or cannot be estimated. The Company currently has no plans to demolish a factory or to undertake a major renovation that would require removal of the asbestos at any of these other facilities. Management will continue to monitor this issue and will record an asset retirement obligation when sufficient information becomes available to estimate the obligation.

Asset retirement obligations recorded as a component of other noncurrent liabilities in the Consolidated Balance Sheets were $1.7 million and $1.5 million at November 29, 2009 and November 30, 2008, respectively. An immaterial amount of accretion and depreciation expense was recognized in fiscal 2009, 2008 and 2007.

*Derivative Financial Instruments*

The Company uses financial instruments, including forward, option and swap contracts to manage its exposures to movements in interest rates and foreign exchange rates. The use of these financial instruments allows the Company to reduce its overall exposure to fluctuations in interest rates and foreign exchange rates. The Company's hedging relationships are either designated as hedging instruments or are considered to be economic hedges which are not designated as hedging instruments.

The Company formally documents its designated hedging relationships by identifying the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. The Company also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged item. The effective portion of the change in fair value of a derivative is recorded as a component of accumulated other comprehensive income in the Consolidated Balance Sheets. When the hedged item affects the income statement, the gain or loss included in accumulated other comprehensive income is reported on the same line in the Consolidated Statements of Operations as the hedged item. In addition, any ineffective portion of the changes in the fair value of derivatives used as cash flow hedges and the changes in the fair value related to those hedging instruments that are not designated as hedges for accounting purposes are reported in the Consolidated Statements of Operations as the changes occur. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer likely to occur, the Company discontinues hedge accounting and any deferred gains or losses are recorded in the Consolidated Financial Statements.

The Company's hedging relationships that are considered to be economic hedges are recorded at their fair value at the end of each period. The resulting changes in fair value are included as a component of earnings in the period that they occur.

**Note 1:** ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

Derivatives are recorded in the Consolidated Balance Sheets at fair value which is based upon an income approach which consists of a discounted cash flow model that takes into account the present value of the future cash flows under the terms of the contracts using current market information as of the reporting date such as prevailing interest rates and foreign currency spot and forward rates.

***Share-Based Compensation***

New share-based compensation awards and awards modified, repurchased, or cancelled are accounted for using the fair value based method under FASB authoritative guidance surrounding share-based payments.

***Commitments and Contingencies***

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

**Note 2:** ***Restatement of Previous Periods***

During the year-end financial close process of fiscal 2009, the Company discovered an error related to the depreciation of the assets acquired through the purchase of certain of its European subsidiaries in fiscal 2001. The Company also discovered an error related to the deferred income tax liabilities recorded on these assets. The errors, which were immaterial to the prior periods, resulted in an understatement of depreciation expense, recorded as a component of cost of goods sold and an overstatement of the income tax provision in the Consolidated Statement of Operations for prior periods. The recorded balances of accumulated depreciation and deferred tax liabilities were likewise understated and overstated, respectively in the Consolidated Balance Sheets for prior periods. The Company evaluated the effects of these errors on prior periods' consolidated financial statements, individually and in the aggregate, in accordance with the guidance provided by SEC Staff Accounting Bulletin No. 108, codified as Topic 1.N, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," and concluded that no prior period is materially misstated. However, in accordance with the provisions of this SAB Topic, the Company is restating its Consolidated Financial Statements as of and for the years ended November 30, 2008 and December 2, 2007 as follows (in thousands):

| | Consolidated Balance Sheet Information as of November 30, 2008 | | |
|---|---|---|---|
| | As Previously Reported | Adjustments | Restated |
| Accumulated depreciation | $(218,560) | $(7,398) | $(225,958) |
| Deferred income tax liabilities | 4,962 | (4,378) | 584 |
| Accumulated deficit | (814,298) | (3,299) | (817,597) |
| Accumulated other comprehensive income | (19,990) | 279 | (19,711) |

**Note 2:** ***Restatement of Previous Periods*** **(Continued)**

| | Consolidated Statements of Operations Information for the Years Ended | | | | | |
|---|---|---|---|---|---|---|
| | November 30, 2008 | | | December 2, 2007 | | |
| | As Previously Reported | Adjustments | Restated | As Previously Reported | Adjustments | Restated |
| Cost of goods sold | $913,982 | $ 1,995 | $915,977 | $992,455 | $ 2,245 | $994,700 |
| Gross profit | 584,041 | (1,995) | 582,046 | 709,610 | (2,245) | 707,365 |
| Income from operations | 84,509 | (1,995) | 82,514 | 179,208 | (2,245) | 176,963 |
| Income before income taxes | 19,064 | (1,995) | 17,069 | 114,431 | (2,245) | 112,186 |
| Income tax provision | 21,931 | (1,059) | 20,872 | 35,058 | (193) | 34,865 |
| Net income (loss) | (2,867) | (936) | (3,803) | 79,373 | (2,052) | 77,321 |
| Earnings (loss) per common share—Basic | (0.03) | (0.01) | (0.04) | 0.87 | (0.02) | 0.85 |
| Earnings (loss) per common share—Diluted | (0.03) | (0.01) | (0.04) | 0.82 | (0.02) | 0.80 |

| | Consolidated Statements Stockholders' Deficit for the Years Ended December 2, 2007 and November 30, 2008 | | | | | |
|---|---|---|---|---|---|---|
| | Accumulated Deficit | | | Accumulated Other Comprehensive Income (Loss) | | |
| | As Previously Reported | Adjustments | Restated | As Previously Reported | Adjustments | Restated |
| Balance—November 26, 2006 | $(846,144) | $ (311) | $(846,455) | $ 7,793 | $ — | $ 7,793 |
| Net income (for the year ended December 2, 2007) | 79,373 | (2,052) | 77,321 | | | |
| Foreign currency translation adjustment (for the year ended December 2, 2007) | — | — | — | 11,183 | (37) | 11,146 |
| Balance—December 2, 2007 | (794,160) | (2,363) | (796,523) | 9,239 | (37) | 9,202 |
| Net loss (for the year ended November 30, 2008) | (2,867) | (936) | (3,803) | | | |
| Foreign currency translation adjustment (for the year ended November 30, 2008) | — | — | — | (25,047) | 316 | (24,731) |
| Balance—November 30, 2008 | (814,298) | (3,299) | (817,597) | (19,990) | 279 | (19,711) |

| | Consolidated Statements of Cash Flow for the Years Ended | | | | | |
|---|---|---|---|---|---|---|
| | November 30, 2008 | | | December 2, 2007 | | |
| | As Previously Reported | Adjustments | Restated | As Previously Reported | Adjustments | Restated |
| Net income (loss) | $(2,867) | $ (936) | $(3,803) | $79,373 | $(2,052) | $77,321 |
| Adjustments to reconcile net income (loss) to cash provided by operating activities: | | | | | | |
| Depreciation and amortization | 33,954 | 1,995 | 35,949 | 30,493 | 2,245 | 32,738 |
| Deferred income taxes | 8,317 | (1,059) | 7,258 | (5,207) | (193) | (5,400) |
| Net cash provided by operating activities | 53,713 | — | 53,713 | 94,382 | — | 94,382 |

**Note 2:** ***Restatement of Previous Periods*** **(Continued)**

| | Segment Information for the Years Ended | | | | | |
|---|---|---|---|---|---|---|
| | November 30, 2008 | | | December 2, 2007 | | |
| | As Previously Reported | Adjustments | Restated | As Previously Reported | Adjustments | Restated |
| Total assets: | | | | | | |
| Europe | $ 69,784 | $(7,398) | $ 62,386 | $ 122,630 | $(6,223) | $ 116,407 |
| Total assets | 920,874 | (7,398) | 913,476 | 1,025,079 | (6,223) | 1,018,856 |

**Note 3:** ***Share-Based Compensation***

*Share-Based Payment Arrangements*

At November 29, 2009, the Company has share-based compensation plans as described below. Share-based compensation expense, related income tax benefits and cash received from the exercise of stock option awards, were as follows (in thousands):

| | November 29, 2009 | November 30, 2008 | December 2, 2007 |
|---|---|---|---|
| Stock option awards | $ 3,337 | $2,097 | $2,128 |
| Restricted shares | 667 | 222 | — |
| Restricted share units | 6,703 | — | — |
| Directors' deferred stock compensation | 256 | 26 | 276 |
| Adjustment to options and shares subject to redemption | — | 164 | 487 |
| Modifications of share-based awards | 1,670 | 883 | — |
| Total share-based compensation | $12,633 | $3,392 | $2,891 |
| Income tax benefits related to share-based compensation | 5,372 | 1,310 | 1,241 |
| Cash received from exercise of stock option awards | 27 | 75 | 866 |
| Tax benefits realized upon exercise | 280 | 3,044 | 8,133 |

Share-based compensation cost has been recorded as a component of selling, general and administrative expense in the Consolidated Statements of Operations. No share based compensation cost has been capitalized and included in any assets in the accompanying Consolidated Balance Sheets.

*Modification of Awards*

During the third quarter of fiscal 2009, the Company undertook a modification to the terms of its outstanding share-based compensation awards to give effect to the dilution caused by the issuance of rights to purchase notes convertible into shares of common stock. For outstanding stock option awards granted under the 1998 Stock Option Plan ("1998 Plan"), the number of awards was increased by 32.7696% and the strike price of the awards was reduced by 24.6815%. For awards granted under the 2004 Stock Option Plan for Key Employees of Sealy Corporation and its Subsidiaries ("2004 Plan"), the number of awards outstanding was not adjusted, but the strike price of the outstanding awards was

**Note 3:** ***Share-Based Compensation*** **(Continued)**

reduced by 24.6815%. The increase to the number of outstanding awards has been treated as an additional grant of stock options under the 1998 Plan as disclosed below.

The Company also modified the terms of its outstanding restricted share unit ("RSU") awards by increasing the number of awards by 32.7696%. This resulted in an additional 112,856 awards being granted. However, since the Company's restricted shares outstanding as of the modification date participated in the rights offering, there was no modification of these awards.

The number of units outstanding under the Sealy Corporation Directors' Deferred Compensation Plan was also increased by 32.7696% as part of this modification, resulting in an additional 62,953 awards being granted at a grant date fair value of $2.00 per unit.

In connection with the modification of its outstanding share-based compensation awards, the Company will recognize additional compensation expense of $2.1 million, which will be recorded as a component of selling, general and administrative expenses in the Consolidated Statements of Operations. Of this amount, $1.7 million was recognized in fiscal 2009 which primarily represents the additional compensation cost related to awards that were vested at the date of the modification. Unrecognized compensation cost related to this modification as of November 29, 2009 is $0.4 million and will be recognized over the remaining vesting period of the awards.

Assumptions used in valuing stock options modified in the third quarter of fiscal 2009 were as follows:

| | |
|---|---|
| Expected volatility | 60% |
| Expected dividend yield | 0.00% |
| Expected term (in years) | 0.00 - 7.47 |
| Risk-free rate | 0.52% - 3.46% |

Modifications of awards given to certain former executive officers of the Company in fiscal 2008 resulted in charges of approximately $0.9 million. These charges have been recorded as a component of selling, general and administrative expenses in the Consolidated Statements of Operations.

*1998 Plan*

Prior to 2004, all outstanding options were issued under the 1998 Plan. On April 6, 2004, certain members of management who held options elected to rollover their options upon the completion of the merger with KKR (the "Rollover Options"). The expiration dates of the Rollover Options were uniformly extended to ten years from the date of the merger, thus resulting in a new measurement date and recognition of expense for the intrinsic value. Prior to the modification described above, the Rollover Options were accounted for using the intrinsic value method with the minimum value method having been used for disclosure purposes in previously issued financial statements. Therefore, no information was presented in previously issued financial statements with regard to significant assumptions used for fair value estimation purposes or regarding weighted average grant date fair value. Upon modification in 2009, outstanding options under the 1998 Plan were valued using the fair value method and, since these awards are fully vested, compensation expense attributable to the modification was recognized in fiscal 2009 as described above.

**Note 3: *Share-Based Compensation* (Continued)**

A summary of options outstanding under the 1998 Plan as of November 29, 2009, and the activity for the year then ended, is presented below:

| | Shares Subject to Options | Weighted Average Exercise Price Per Share |
|---|---|---|
| Outstanding November 30, 2008 | 1,935,478 | $1.50 |
| Granted(1) | 620,472 | 1.12 |
| Exercised | (435,684) | 1.26 |
| Forfeited | (18,104) | 2.68 |
| Outstanding November 29, 2009 (all fully vested and exercisable) | 2,102,162 | $1.09 |
| Weighted average remaining contractual term | 4.4 years | |
| Aggregate intrinsic value of in-the-money options at November 29, 2009 (in thousands) | $ 3,073 | |

(1) Granted options represent the additional options awarded through the fiscal 2009 modification discussed above.

*2004 Plan*

*Stock Option Awards*

The Company's Board of Directors adopted the 2004 Plan that provides for the grant of cash and cashless exercise stock options, restricted share awards, restricted share unit awards, stock appreciation rights and/or dividend equivalent rights to management, other key employees and non-employee directors on terms and subject to conditions as established by the Compensation Committee of Sealy Corporation's Board of Directors or certain of the committee's designees. Effective May 26, 2009, the Company adopted the Second Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries which, among other things, increases the number of shares available for issuance under the 2004 Plan from 15,190,000 to 40,190,000. Upon exercise, the Company will issue new shares of common stock.

Stock options under the 2004 Plan are granted in part as: 1) "time options," which vest and become exercisable ratably on a monthly basis generally over the first three to five years following the date of grant; 2) "old performance options," which were granted prior to fiscal 2008 and vest and become exercisable over the fiscal years through fiscal year 2008 upon the achievement of certain EBITDA performance targets, and in any event by the eighth anniversary of the date of grant; and 3) "new performance options," issued during fiscal 2008, which vest and become exercisable only upon achievement of certain EBITDA performance targets and do not have a time vesting component. As of November 29, 2009, approximately 5.9 million time options and 3.7 million performance options were issued and outstanding. The Company has not met the EBITDA performance targets for fiscal 2008 and 2007 for the old performance options; thus, the 2008 and 2007 portions of these options have not become vested based on the accelerated vesting provisions. Since management has determined that certain of the cumulative EBITDA performance targets for the old performance options granted prior to 2008 will not be met, these performance options are being amortized over the first eight years

**Note 3:** ***Share-Based Compensation*** **(Continued)**

following the date of grant. Management has also determined that the cumulative EBITDA performance targets for the new performance options granted after fiscal 2008 will not be met and therefore has not recognized any compensation expense related to options to purchase 669,532 shares of common stock since these options do not vest if the performance targets are not achieved. Approximately 50% of the total outstanding performance options are vested as of November 29, 2009.

Prior to the modification of awards in fiscal 2009 discussed above, all options issued under the 2004 Plan, which were outstanding at August 29, 2005, were accounted for using the intrinsic value method. Subsequent to the modification of these awards, all options granted under the 2004 Plan are accounted for using the fair value method.

As of November 29, 2009, there was $4.0 million of unrecognized compensation cost associated with grants under the 2004 Plan. That cost is expected to be recognized over a weighted average period of 4.1 years. The Company valued these stock option grants using the trinomial lattice model. The weighted average grant date fair value for all option grants, total intrinsic value of options exercised and assumptions used to value options, excluding those granted through the modification discussed above, for fiscal 2009, 2008 and 2007 were as follows:

| | Year ended | | |
|---|---|---|---|
| | November 29, 2009 | November 30, 2008 | December 2, 2007 |
| Weighted average grant date fair value of options granted | $ 0.64 | $ 2.04 | $ 5.16 |
| Total intrinsic value of options exercised (in thousands) | $ 633 | $ 8,374 | $ 21,038 |
| Assumptions used to value options: | | | |
| Expected volatility | 60% | 40% - 60% | 30% |
| Expected dividend yield | 0.00% | 0.00% - 3.35% | 1.76% - 2.24% |
| Expected term (in years) | 5.63 - 5.90 | 5.66 - 6.53 | 6.71 - 8.39 |
| Risk free rate | 1.92% - 2.07% | 1.35% - 3.48% | 4.19% - 4.85% |

Due to the lack of sufficient historical trading information with respect to its own shares, the Company estimates expected volatility based on its own shares weighted with a portfolio of selected stocks of companies believed to have market and economic characteristics similar to its own. The expected dividend yield is based on the Company's then current quarterly dividend of $0.075 per share relative to the fair value of the underlying stock at grant date for options granted prior to the suspension of the dividend in the second quarter of fiscal 2008. The expected dividend yield for options granted after the decision was made to suspend the dividend was assumed to be zero. Expected term is based on an analysis of the early exercise behavior of employees. The risk free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company also estimates the amount of share-based awards that are expected to be forfeited based on the historical forfeiture rates experienced for its outstanding awards.

**Note 3:** ***Share-Based Compensation*** **(Continued)**

A summary of options outstanding under the 2004 Plan as of November 29, 2009, and the activity for the year then ended, is presented below:

| | Shares Subject to Options | Weighted Average Exercise Price Per Share |
|---|---|---|
| Outstanding November 30, 2008 | 9,948,520 | $6.96 |
| Granted | 58,487 | $0.89 |
| Forfeited | (438,230) | $5.38 |
| Outstanding November 29, 2009 | 9,568,777 | $5.20 |
| Weighted average remaining contractual term | 5.3 years | |
| Aggregate intrinsic value of in-the-money options (in thousands) | $ 1,554 | |
| Exercisable at November 29, 2009 | 6,062,663 | |
| Weighted average remaining contractual term | 5.2 years | |
| Aggregate intrinsic value of in-the-money options (in thousands) | $ 555 | |

*Restricted Shares and Share Unit Awards*

The Company has outstanding 291,971 restricted shares that are considered to be non-vested shares. The rights associated with these shares are the same as those of the Company's outstanding common shares (Note 22) except that they cannot be sold by the holder until the end of the vesting period. Two-thirds of such restricted shares will vest on the second anniversary of the grant date, and one-third of such restricted shares will vest on the third anniversary of the grant date. As of November 29, 2009, the remaining unrecognized compensation cost related to restricted stock awards was $1.1 million which is expected to be recognized over the remaining vesting period of 1.6 years. As of November 29, 2009, none of the outstanding restricted stock awards have vested.

During fiscal 2009, the Company approved grants of 17,084,368 restricted share units (RSUs). The weighted average grant date fair value of these awards is based on the closing price of the Company's common stock as of the grant date. The Company has outstanding 16,627,112 RSUs which vest based on the passage of time and do not contain performance requirements. These time-based RSU awards accrete in the number of RSUs at an annual rate of 8% payable semi-annually until the RSUs are vested or forfeited. The number of RSUs granted discussed above give effect to this accretion. The Company also has outstanding 457,256 RSUs which vest based on the attainment of certain performance targets that are tied to the Company's earnings performance. If these performance targets are not met, then the RSUs will not vest. As of November 29, 2009, the remaining unrecognized compensation cost related to these outstanding RSUs on a fully accreted basis was $22.2 million which will be recognized based on the Company's forecasted attainment of the performance targets or over time depending upon the vesting criteria of the award. As of November 29, 2009, it is the Company's expectation that the performance targets for RSUs with performance targets will be met.

**Note 3:** ***Share-Based Compensation*** **(Continued)**

In connection with the modification of share-based compensation awards discussed above, the RSUs outstanding as of June 12, 2009, which were all performance-based awards, were modified to increase the number of awards by 32.7696%. This resulted in an additional 112,856 awards being granted and additional compensation cost of $0.2 million which will be recognized based on the forecasted attainment of the performance targets over time. The additional awards granted as part of this modification are included as RSUs granted as disclosed below. As the restricted shares outstanding participated in the rights offering, there was no modification of these awards.

A summary of restricted share unit awards outstanding as of November 29, 2009 and the activity for the year then ended, is presented below:

| | Unvested Restricted Share Units | Weighted Average Grant Date Fair Value |
|---|---|---|
| Outstanding November 30, 2008 | — | $0.00 |
| Granted | 17,084,368 | 2.01 |
| Vested | (102,923) | 2.00 |
| Forfeited | (26,539) | 2.00 |
| Outstanding November 29, 2009 | 16,954,906 | $2.02 |
| Weighted average remaining vesting period | 3.4 years | |

*Special Retiree Put Obligations*

Concurrent with the merger with KKR in 2004, three officers of the Company were given options to sell their shares of stock in Sealy Corporation back to the Company upon their retirement. The Company recognized a retiree put obligation for the resulting obligation to repurchase shares retained by Company stockholders prior to the April 6, 2004 merger with KKR ("Rollover Shares") held by these officers. Subsequent changes in the calculated sales price per share, primarily resulting from the consolidated net income of Sealy Corporation and subsidiaries, dividend distributions, and certain other equity transactions resulted in compensation expense of $0.2 million and $0.5 million for the fiscal years 2008 and 2007, respectively. This expense is recorded as a component of selling, general and administrative expense. The right to sell the vested shares of the Company's common stock expired during fiscal 2008 and $1.5 million of the related liability was reclassified from other noncurrent liabilities to common stock and options subject to redemption and $2.4 million of the related liability was reclassified from other noncurrent liabilities to additional paid in capital within the accompanying Consolidated Balance Sheet as of November 30, 2008 (See Note 22). Because of the expiration of these rights in fiscal 2008, no compensation expense was recognized in fiscal 2009 related to this provision.

*Directors' Deferred Stock Compensation*

Under the Sealy Corporation Directors' Deferred Compensation Plan (the "Directors Plan"), the members of the Company's Board of Directors may make an annual election to receive their fees in the form of equity share units in lieu of cash. The number of units received is determined based on the number of shares that could be purchased with the directors' fees at the current fair value of the shares. Directors will receive additional units for shares that could be purchased with future dividends, if any. Following a director's departure from the board, but no sooner than six months thereafter, the director may receive payment for the balance of the deferred compensation share units. The form of

**Note 3:** ***Share-Based Compensation*** **(Continued)**

payment, whether in shares of stock or in cash equivalent to the fair value of the shares at the time of payment, is at the discretion of the Company. The Company accounts for share units issued under the Directors Plan as equity awards, recognizing a charge against earnings for the expense associated with the Directors Plan, with a corresponding credit to additional paid-in capital. Share units issued following the adoption of the FASB's authoritative guidance requiring the use of the fair value method are not adjusted for subsequent changes in the fair value of the underlying stock, although units outstanding at the date of adoption continue to be so adjusted. During fiscal 2009 and 2007, the Company recognized expense of $0.4 million and $0.3 million, respectively, related to the Directors Plan. During fiscal 2008, the Company recognized an insignificant amount of compensation expense related to the Directors Plan. A summary of share units outstanding under the Sealy Corporation Directors' Deferred Compensation Plan as of November 29, 2009, and activity for the year then ended, is presented below:

| | Share Units | Weighted Average Grant Date Fair Value |
|---|---|---|
| Outstanding November 30, 2008 | 135,284 | $9.17 |
| Granted(1) | 177,504 | 2.25 |
| Outstanding November 29, 2009 (all fully vested at grant date) | 312,788 | $5.24 |

(1) Granted awards include an additional 62,953 awards issued through the fiscal 2009 modification discussed above.

**Note 4:** ***Change in Estimate***

During fiscal 2008, the Company completed an analysis of its returns claims experience based on historical return trends for the Company's U.S. business, which is a component of the Americas segment, using newly available information as a result of a new and improved product return process that allows it to better track and match claims received to the sales for which those claims were initially recorded. This analysis was applied to both its warrantable and other product returns. The effect of this change in estimate for warranty claims was to reduce other accrued liabilities and cost of sales by approximately $2.5 million. The change in estimate for other product returns increased accounts receivable balances by approximately $3.7 million, with a corresponding increase in net sales. For the year ended November 30, 2008, the change in estimate increased operating income by $6.2 million and net income by $3.8 million. This change in estimate also increased net income per both basic and diluted share by $0.04 for the year ended November 30, 2008.

**Note 5:** ***Inventories***

The components of inventory as of November 29, 2009 and November 30, 2008 were as follows (in thousands):

| | November 29, 2009 | November 30, 2008 |
|---|---|---|
| Raw materials | $29,700 | $27,335 |
| Work in process | 19,158 | 29,140 |
| Finished goods | 7,952 | 8,159 |
| | $56,810 | $64,634 |

**Note 6:** ***Assets Held for Sale***

The Company sold its old Orlando, Florida facility which was treated as an asset held for sale with a carrying value of $2.3 million in March 2007. In connection with this sale, a pretax gain on sale of the facility of approximately $2.6 million was recorded as a reduction of selling, general and administrative expenses in the Consolidated Statements of Operations.

**Note 7:** ***Assets Constructed on Behalf of the Company***

The Company has engaged third parties to construct production facilities to be leased by the Company. When entities are involved with certain structural elements of the construction of an asset that will be leased when construction of the asset is completed, the FASB's authoritative guidance requires the Company to be considered the owner, for accounting purposes, of these production facilities. Accordingly, in fiscal 2007, the Company recorded an additional $5.2 million in property, plant and equipment with an offsetting financing obligation in the Consolidated Balance Sheets for a facility that was placed in service in February 2007. In fiscal 2008, the Company amended one of these leases which had the effect of extending the lease term. Based on this amendment, an additional $1.6 million of property, plant and equipment with an offsetting financing obligation was recognized in the Consolidated Balance Sheets. During the lease terms, the Company recognizes building depreciation and interest expense for the obligations. The Company has recorded $36.1 million and $38.4 million as of November 29, 2009 and November 30, 2008, respectively in buildings related to these facilities. The associated financial obligations are $41.3 million and $42.3 million as of November 29, 2009 and November 30, 2008, respectively in the Consolidated Balance Sheets. The recording of these assets is a non-cash item for the purposes of the Consolidated Statements of Cash Flow.

**Note 8:** ***Goodwill and Other Intangible Assets***

The Company assesses goodwill at least annually for impairment as of the beginning of the fiscal fourth quarter or whenever events or circumstances indicate that the carrying value of goodwill may not be recoverable from future cash flows. The Company assesses recoverability using several methodologies, including the present value of estimated future cash flows and comparisons of multiples of enterprise values to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The analysis is based upon available information regarding expected future cash flows of each reporting unit discounted at rates consistent with the cost of capital specific to the reporting unit. If the carrying value of the reporting unit exceeds the indicated fair value of the reporting unit, a second analysis is performed to allocate the fair value to all assets and liabilities. If, based on the second analysis, it is

**Note 8:** ***Goodwill and Other Intangible Assets*** **(Continued)**

determined that the implied fair value of the goodwill of the reporting unit is less than the carrying value, goodwill is considered impaired.

The Company's fiscal 2009 annual evaluation for goodwill impairment indicated a potential impairment of the goodwill for its Argentina reporting unit. As a result, the Company estimated the implied fair value of the goodwill in this reporting unit compared to carrying amounts and recorded an impairment charge of $1.2 million to impair the entire balance of goodwill recorded in the Argentina reporting unit. The impairment charge is based upon the fair value of the assets and liabilities of the reporting unit.

In the fourth quarter of fiscal 2008, market conditions deteriorated significantly. This deterioration resulting from the global economic downturn had not yet matured or been considered in the annual test of goodwill. Because of the potential impact of these conditions on the Company's projections and the indicated fair value of its reporting units, the Company performed an interim evaluation of goodwill in the fourth quarter of 2008 reflecting its current views regarding the impact of the changed economic environment. This analysis indicated potential impairment in the goodwill of the Europe and Puerto Rico reporting units. As a result, the Company estimated the implied fair value of the goodwill in those reporting units compared to carrying amounts and recorded an impairment charge of $27.5 million to impair goodwill including $2.8 million recorded in the Puerto Rico reporting unit and $24.7 million in the Europe reporting unit. The impairment charge recorded in fiscal 2008 was based upon estimates of the fair value of property and equipment and certain intangible assets, including customer relationships. During fiscal 2009, the Company completed its measurement of the impairment loss for the Europe reporting unit and concluded that the entire balance of the goodwill of this reporting unit was determined to be impaired. Thus, the $24.7 million impairment charge recognized in the fourth quarter of fiscal 2008 as an estimate required no adjustment in fiscal 2009.

No impairment of goodwill was identified related to the Company's other reporting units or its other intangible assets. The Company did not record any impairment charges during fiscal 2007 related to goodwill or other intangible assets.

The changes in the carrying amount of goodwill for the years ended November 29, 2009 and November 30, 2008 are as follows:

| | Americas | Europe | Total |
|---|---|---|---|
| | | (in thousands) | |
| Balance as of December 2, 2007 | $366,943 | $ 28,517 | $395,460 |
| Impairment loss | (2,831) | (24,644) | (27,475) |
| Decrease due to foreign currency translation | (6,963) | (3,873) | (10,836) |
| Balance as of November 30, 2008 | 357,149 | — | 357,149 |
| Impairment loss | (1,188) | — | (1,188) |
| Increase due to foreign currency translation | 4,622 | — | 4,622 |
| Balance as of November 29, 2009 | $360,583 | $ — | $360,583 |

## Note 8: *Goodwill and Other Intangible Assets* (Continued)

Other intangibles as of November 29, 2009 and November 30, 2008, which are all in the Americas segment, consisted of the following:

| | 2009 | 2008 |
|---|---|---|
| | (in thousands) | |
| Licenses | $ 20,837 | $ 18,379 |
| Less accumulated amortization | (18,900) | (13,434) |
| Licenses—net | $ 1,937 | $ 4,945 |

Licenses are amortized on the straight-line method over periods ranging from 5 to 15 years. Amortization expense related to these licenses was $3.3 million, $3.7 million and $3.4 million, for fiscal 2009, 2008 and 2007, respectively and has been recorded as a component of royalty income, net within the accompanying Consolidated Statements of Operations. The Company expects to recognize amortization expense relating to these intangibles of $0.6 million in 2010, $0.3 million in 2011, $0.3 million in 2012, $0.3 million in 2013, $0.3 million in 2014 and $0.5 million thereafter.

## Note 9: *Long Term Obligations*

Long term debt as of November 29, 2009 and November 30, 2008 consisted of the following:

| | November 29, 2009 | November 30, 2008 |
|---|---|---|
| | (in thousands) | |
| Asset-based revolving credit facility | $ — | $ — |
| Old senior revolving credit facility | — | 64,400 |
| New senior secured notes | 336,625 | — |
| Convertible notes(1) | 180,109 | — |
| Old senior secured term loans | — | 377,181 |
| Senior subordinated notes | 268,945 | 273,945 |
| Financing obligations(2) | 41,296 | 42,348 |
| Other | 20,484 | 25,531 |
| | 847,459 | 783,405 |
| Less current portion | (13,693) | (21,243) |
| | $833,766 | $762,162 |

(1) Convertible notes includes accrued paid in kind interest of $5.3 million for which notes have not yet been issued.

(2) Financing obligations are related to facilities in which the Company was involved in the construction that have been capitalized in accordance with the FASB's authoritative guidance on the effect of lessee involvement in asset construction. The related leases have terms ranging from 10 to 16 years.

### *Debt Refinancing*

On May 13, 2009, the Company announced a comprehensive plan to refinance its existing senior secured credit facilities and replace them with indebtedness that has longer-dated maturities and

**Note 9: *Long Term Obligations* (Continued)**

eliminates quarterly financial ratio based maintenance covenants unless the Company is in a minimum availability period as discussed below (the "Refinancing"). Through the Refinancing, the Company has: 1) entered into a new asset-based revolving credit facility (the "ABL Revolver") which provides commitments of up to $100.0 million maturing in May 2013; 2) issued $350.0 million in aggregate principal amount of senior secured notes due April 2016 (the "Senior Notes"); and 3) issued $177.1 million in aggregate principal amount of senior secured convertible paid in kind ("PIK") notes due July 2016 which are convertible into shares of the Company's common stock (the "Convertible Notes").

The Convertible Notes were issued pursuant to a rights offering issued to all existing shareholders of the Company's common stock which expired on July 2, 2009. The Company issued the related $177.1 million of Convertible Notes on July 10, 2009. Approximately $93.8 million of the Convertible Notes were issued through a forward purchase agreement with a related party, Sealy Holding LLC (the "Purchaser"), an affiliate of KKR. The forward purchase agreement required the exercise of the rights assigned to the Purchaser as well as an oversubscription for those rights that were not exercised by other common shareholders.

The proceeds from the Refinancing were used to repay all of the outstanding amounts due under the Company's previously existing senior secured credit facilities, which consisted of a $125 million senior revolving credit facility and senior secured term loans, and to increase cash for general operating purposes.

*ABL Revolver*

The ABL Revolver provides for revolving credit financing of up to $100.0 million, subject to borrowing base availability, and matures in May 2013. The borrowing base consists of the following: 1) 85% of the net amount of eligible accounts receivable and 2) the lesser of (i) 85% of the net orderly liquidation value of eligible inventory or (ii) 65% of the net amount of eligible inventory. These amounts are reduced by reserves deemed necessary by the lenders. Borrowings under the ABL Revolver bear interest at the Company's choice of either 1) a base rate (determined by reference to the higher of i) the prime rate; ii) the federal funds effective rate plus one-half of one percent; or iii) the three month LIBOR rate for U.S. dollar deposits) plus 1% plus an applicable margin of 3.00% or 2) a three month LIBOR rate for U.S. dollar deposits plus an applicable margin of 4.00%. The ABL Revolver also requires the Company to pay a commitment fee for the unused portion. As of November 29, 2009, there were no amounts outstanding under the ABL Revolver. At November 29, 2009, the Company had approximately $36.8 million available for borrowing under the ABL Revolver which represents the calculated borrowing base reduced by outstanding letters of credit of $24.1 million.

The obligations under the Company's ABL Revolver are guaranteed by the Company and all of its current and future domestic subsidiaries, and are also secured by substantially all of the assets of the Company and its current and future domestic subsidiaries through a first-priority security interest in the accounts receivable, inventory, cash, related general intangibles and instruments and proceeds of the foregoing, and a second-priority security interest in substantially all of the material real property, equipment, Intellectual Property, equity interests and equipment and all other assets of the Company and its current and future domestic subsidiaries that secure the Senior Notes on a first-priority basis.

**Note 9:** ***Long Term Obligations*** **(Continued)**

The ABL Revolver imposes certain restrictions including, but not limited to, the payment of dividends or other equity distributions and the incurrence of debt or liens upon the assets of the Company or its subsidiaries. The ABL Revolver agreement also requires the Company to maintain a fixed charge coverage ratio in excess of 1.1 to 1.0 in periods of minimum availability where the availability for two consecutive calendar days is less than the greater of 1) 15% of the total commitment under the ABL Revolver and 2) $15.0 million. As of November 29, 2009, the Company is not in a minimum availability period under the ABL Revolver.

In accordance with FASB authoritative guidance, the Company will classify any outstanding borrowings on its ABL Revolver, which has a maturity date of more than one year from the balance sheet date, as a current liability since it includes both a lockbox arrangement and a subjective acceleration clause.

*Senior Secured Notes*

On May 29, 2009, the Company issued $350.0 million aggregate principal amount of Senior Notes maturing April 2016 bearing interest at 10.875% per annum payable semi-annually in arrears on April 15 and October 15. The total proceeds received by the Company from the issuance of these notes was $335.9 million, resulting in an original issue discount ("OID") of $14.1 million which is based on an imputed interest rate of 11.75%. This discount will be accreted over the life of the agreement with the related expense recognized as a component of interest expense in the Consolidated Statement of Operations. For fiscal 2009, the Company recognized additional interest expense of $0.7 million related to the accretion of the OID. The Senior Notes rank equally in right of payment with all of the Company's existing and future senior indebtedness, including amounts outstanding under the ABL Revolver and the Convertible Notes and senior in right of payment to any existing and future subordinated indebtedness, including the existing 8.25% Senior Subordinated Notes due 2014 ("2014 Notes"). The obligations under the Senior Notes are guaranteed by the Company and all of its current and future domestic subsidiaries, and are also secured by substantially all of the assets of the Company and the assets of its current and future domestic subsidiaries through a first-priority security interest in substantially all of the Company's material real property and equipment and all other assets of its current and future domestic subsidiaries that secure the Senior Notes on a first-priority basis, and a second-priority security interest in the accounts receivable, inventory, cash, related general intangibles and instruments and proceeds of the foregoing.

The Senior Notes are governed by an indenture which calls for the Company to offer to repurchase the notes at a price equal to 101% of the outstanding principal amount in the event of a change in control as defined in the indenture. Further, during any twelve month period commencing on the date of issuance, the Company will be entitled to redeem up to 10% of the aggregate principal amount of the Senior Notes at a redemption price equal to 103.000% plus accrued and unpaid interest. Prior to April 15, 2011, the Company may redeem up to 40% of the aggregate principal amount of the Senior Notes at a redemption price equal to 110.875% of the aggregate principal amount plus accrued and unpaid interest thereon with the net proceeds of an equity offering. After April 15, 2012, the Senior Notes are subject to redemption by the Company at 30 to 60 days' notice at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest

**Note 9:** ***Long Term Obligations*** **(Continued)**

thereon, to the applicable redemption date, if redeemed during the twelve month period beginning on April 15 of each of the years indicated below:

| Year | Percentage of Principal Amount |
|---|---|
| 2012 | 108.156% |
| 2013 | 105.438% |
| 2014 | 102.719% |
| 2015 and thereafter | 100.000% |

*Convertible PIK Notes and Related Rights*

On May 13, 2009, the Company announced a rights offering pursuant to which rights to subscribe for Convertible Notes were issued at no charge to all holders of the Company's common stock at the close of business on May 26, 2009 at a rate of one right per share of common stock. Each 13 rights entitled its holder to purchase a Convertible Note at a subscription price of $25.00 and each Convertible Note will initially be convertible into 25 shares of common stock. The rights offering expired on July 2, 2009 and the related Convertible Notes were issued on July 10, 2009.

The issuance of the rights to purchase the Convertible Notes was considered a non-monetary distribution of $188.8 million in the second quarter of fiscal 2009. Further, the fair value of the rights which represented issuance of the Convertible Notes at a substantial premium have been accounted for as additional paid-in capital. The distribution was recorded at its fair value based on the initial trading value of the rights on the active market on which they trade. See Note 11. The rights are considered to constitute written options which are accounted for as derivative instruments and were adjusted, prior to exercise or expiration, to fair value through earnings. See Note 12.

On May 15, 2009, the Company entered into a forward purchase agreement (the "Forward Contract") with the Purchaser in connection with the distribution of the subscription rights discussed above. The Forward Contract required the Purchaser to purchase up to $177.1 million aggregate principal amount of Convertible Notes which represents the maximum number of Convertible Notes that the Purchaser could have been obligated to purchase. The Forward Contract was settled upon the expiration of the rights offering. Upon settlement, the Company delivered to the Purchaser the Convertible Notes that were not subscribed for by the Company's shareholders (other than the Purchaser) and cash in an amount equal to the purchase price of the Convertible Notes that were subscribed to by the Company's shareholders (other than the Purchaser) along with accrued interest. In consideration of the Forward Contract, the Purchaser posted cash of $177.1 million on May 29, 2009 which bore interest during the rights offering period at the rate of LIBOR plus 3.00%. On July 10, 2009, the forward contract was settled resulting in a repayment to the Purchaser of $84.0 million which represented $83.3 million related to rights exercised by shareholders other than the Purchaser and an interest payment of $0.7 million. Under the terms of the Forward Contract, the Company paid the Purchaser a forward contract payment of $1.0 million which was recorded as a component of debt issuance costs, net, and other assets in the Consolidated Balance Sheet as of November 29, 2009 and is being amortized as a component of interest expense within the Consolidated Statements of Operations.

**Note 9:** ***Long Term Obligations*** **(Continued)**

Due to the agreement by the Purchaser to exercise all of the rights distributed to it under the terms of the Forward Contract, the associated rights have been considered to be exercised at issuance and the fair value of these rights were immediately recorded as a component of additional paid-in capital. The rights issued to the Company's other shareholders remained outstanding through the rights period and were adjusted to their fair value (See Note 12) until the issuance of the Convertible Notes on July 10, 2009, at which time they were then recorded as a component of additional paid-in capital within the Consolidated Balance Sheets as noted above.

The $177.1 million of Convertible Notes mature in July 2016 and bear interest at 8.00% per annum payable semi-annually in arrears on January 15 and July 15. The Company does not pay interest in cash related to the Convertible Notes, but instead increases the amount of the Convertible Notes by an amount equal to the interest payable for the interest period ending immediately prior ("PIK interest"). The amount of interest payable for each interest period is calculated on the basis of the accreted principal amount as of the first day of such interest period. The Convertible Notes are convertible into shares of the Company's common stock at an initial conversion price of $1.00 per share. Interest on Convertible Notes converted between interest payment dates is forfeited.

During fiscal 2009, $2.3 million of Convertible Notes were converted into shares resulting in the issuance of 2,346,375 shares at the conversion price of $1.00 per share.

The Convertible Notes rank equally in right of payment with all of the Company's existing and future senior indebtedness, including amounts outstanding under the ABL Revolver and the Senior Notes, and senior in right of payment to any existing and future subordinated indebtedness, including the existing 2014 Notes. The Convertible Notes are also secured by a third-priority lien on all of the collateral securing the ABL Revolver and the Senior Notes which liens will be effectively junior to the senior priority liens securing the Senior Notes and the ABL Revolver.

The Company will account for the PIK interest on the Convertible Notes in accordance with the applicable FASB authoritative guidance pertaining to convertible instruments and derivative financial instruments indexed to, and potentially settled in a company's own stock. This guidance may require an allocation of a portion of the issuance amount to an embedded beneficial conversion feature based on the difference between the effective conversion price of the convertible debt and the fair value of the underlying common stock at the interest payment dates. The resulting discount will be shown as a reduction of the balance of the Convertible Notes which will be accreted to the par value through interest expense over the term of the PIK Interest Convertible Notes.

*Senior Subordinated Notes*

The outstanding 2014 Notes are publicly traded, registered securities and consist of a $268.9 million aggregate principal amount maturing June 2014, bearing interest at 8.25% per annum payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2004. The 2014 Notes rank junior to all of the Company's existing and future senior indebtedness and secured indebtedness, including any borrowings under the senior secured credit facilities. The 2014 Notes are guaranteed by all of the Company's domestic subsidiaries.

The 2014 Notes are governed by an indenture which calls for the Company to offer prepayment of the notes at a price equal to 101% of the outstanding principal amount in the event of a change in control as defined in the indenture. The 2014 Notes are subject to redemption at 30 to 60 days' notice

**Note 9:** ***Long Term Obligations*** **(Continued)**

at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon and Special Interest, if any, to the applicable redemption date, if redeemed during the twelve month period beginning on June 15 of each of the years indicated below:

| Year | Percentage of Principal Amount |
|---|---|
| 2009 | 104.125% |
| 2010 | 102.750% |
| 2011 | 101.375% |
| 2012 and thereafter | 100.000% |

The Company may also from time to time repurchase outstanding 2014 Notes on the open market for the purpose of retiring such notes as allowed under the restrictions provided by the Company's other credit agreements and note indentures. During the fourth quarter of fiscal 2009, the Company repurchased and retired $5.0 million aggregate principal amount of the 2014 Notes on the open market at 99.06% of par, plus accrued interest. No such repurchases were made during fiscal 2008. During the third and fourth quarters of fiscal 2007, the Company repurchased and retired $68.1 million aggregate principal amount of the 2014 Notes on the open market at prices ranging from 98.0% to 100.0% of par, plus accrued interest.

*Other Information*

The indentures and agreements governing the ABL Revolver, Senior Notes, Convertible Notes and the 2014 Notes also impose certain restrictions including, but not limited to, the payment of dividends or other equity distributions and the incurrence of debt or liens upon the assets of the Company or its subsidiaries. At November 29, 2009, the Company was in compliance with the covenants contained within the related note indentures and agreements.

The Company's net weighted average borrowing cost was 9.6% and 7.5% for fiscal 2009 and 2008, respectively. At November 29, 2009, the annual scheduled maturities of the principal amounts of long term obligations are as follows (in thousands, and excluding future mandatory prepayments which may be required as discussed above):

| | |
|---|---|
| 2010 | $ 13,693 |
| 2011 | 3,598 |
| 2012 | 3,668 |
| 2013 | 3,533 |
| 2014 | 271,457 |
| Thereafter | 551,510 |
| | $847,459 |

In addition to the obligations and assets recorded as a result of lessee involvement during the asset construction period, the Company has entered into capital leases for the acquisition of machinery and equipment, computer hardware and software and a warehouse management system, all of which have been recorded in machinery and equipment in the Consolidated Balance Sheets. Amortization of the

**Note 9:** ***Long Term Obligations*** **(Continued)**

assets recorded under capital lease arrangements are recorded as a component of depreciation expense. Details of capitalized leased assets are as follows:

| | November 29, 2009 | November 30, 2008 |
|---|---|---|
| | (in thousands) | |
| Machinery and equipment | $ 5,014 | $ 5,375 |
| Less: Accumulated depreciation | (3,896) | (3,293) |
| Net capitalized leased assets | $ 1,118 | $ 2,082 |

Future minimum lease payments with the present value of the net minimum lease payments (included in other long term debt and current portion shown above) as of November 29, 2009 are as follows (in thousands):

| Fiscal Year | |
|---|---|
| 2010 | $494 |
| 2011 | 174 |
| 2012 | 21 |
| 2013 | 5 |
| 2014 | — |
| Thereafter | — |
| Total minimum lease payments | 694 |
| Less: Amount representing interest | (29) |
| Present value of net minimum lease payments | $665 |

**Note 10:** ***Commitments***

*Leases*

The Company leases certain operating facilities, offices and equipment. The following is a schedule of future minimum annual operating lease commitments at November 29, 2009 (in thousands):

| Fiscal Year | |
|---|---|
| 2010 | $13,896 |
| 2011 | 12,520 |
| 2012 | 10,520 |
| 2013 | 8,648 |
| 2014 | 6,695 |
| Thereafter | 21,854 |
| | $74,133 |

**Note 10:** ***Commitments*** **(Continued)**

Rental expense charged to operations is as follows:

| | Year Ended Nov. 29, 2009 | Year Ended Nov. 30, 2008 | Year Ended Dec. 2, 2007 |
|---|---|---|---|
| | | (in thousands) | |
| Minimum rentals | $20,086 | $20,176 | $18,922 |
| Contingent rentals (based upon delivery equipment mileage) | 1,468 | 1,391 | 1,774 |
| | $21,554 | $21,567 | $20,696 |

The Company has the option to renew certain plant operating leases, with the longest renewal period extending through 2043. Most of the operating leases provide for increased rent through increases in general price levels. The Company recognizes rent expense in these situations on a straight-line basis over the lease term. Additionally, some of the leases provide for contingent rental payments based on the use of the leased assets or adjustments to future payments based on specified indices. Contingent payments directly related to the use of the assets and future adjustments of payments based on indices are expensed in the period in which the use of the asset occurs and are not included in the schedule of future minimum annual operating lease commitments.

On December 1, 2008, the Company completed a sale-leaseback transaction of its South Gate, California facility, including the land, building and improvements affixed to the properties. The facility is being leased back over a seven year term and is classified as an operating lease. The net proceeds from the sale were $8.4 million and were reinvested in the business. The sale of this facility resulted in a gain of approximately $4.9 million. This gain has been deferred and is being amortized over the lease term. During fiscal 2009, the Company has recognized $0.6 million of this gain. The remaining deferred gain was $4.2 million at November 29, 2009. Amounts recorded as a component of other accrued liabilities and other noncurrent liabilities within the accompanying Consolidated Balance Sheets as of November 29, 2009 are $0.6 million and $3.6 million, respectively.

*Severance Obligations*

The Company has employment agreements with certain of its executive officers and key employees which, among other things, provide severance benefits to those employees. During fiscal 2009 and 2008, certain executive officers of the Company resigned. In accordance with their employment agreements and Company policy, certain benefits are to be paid to these executive officers in connection with their resignation. Additionally, during these years, the Company terminated other employees who were also entitled to severance benefits. In connection with the resignation of executive officers and the termination of the other employees, the Company recorded charges related to severance obligations due to these individuals. Severance costs of $1.4 million and $6.4 million for fiscal 2009 and 2008, respectively, were recorded as a component of operating income within the accompanying Consolidated Statements of Operations. The fiscal 2008 amounts are inclusive of the $0.9 million of compensation cost, that was recognized in connection with the modification of the terms of the former Executive Officers' stock options made in connection with their resignation (Note 3). Severance benefits of $1.2 million and $3.2 million have been accrued as of November 29, 2009 and November 30, 2008, respectively. The entire liability is recorded as a component of accrued compensation as of November 29, 2009 within the accompanying Consolidated Balance Sheet. As of November 30, 2008,

**Note 10:** ***Commitments*** **(Continued)**

$2.2 million is included as a component of accrued compensation and $1.0 million is included as a component of other noncurrent liabilities within the accompanying Consolidated Balance Sheet.

**Note 11:** ***Fair Value Measurements***

For assets and liabilities measured at fair value on a recurring basis during the period, the Company uses an income approach to value the assets and liabilities for outstanding derivative contracts, which include interest rate swap and foreign currency forward and option contracts discussed in Note 12 below. These contracts are valued using an income approach which consists of a discounted cash flow model that takes into account the present value of future cash flows under the terms of the contracts using current market information as of the reporting date such as prevailing interest rates and foreign currency spot and forward rates. The Company mitigates derivative credit risk by transacting with highly rated counterparties. The Company has evaluated the credit and non-performance risks associated with its derivative counterparties and believe them to be insignificant at November 29, 2009. As noted in Note 1 above, the Company adopted the fair value measurement guidance with respect to its financial assets and liabilities that are measured at fair value during fiscal 2008. This guidance was applied to the Company's non-financial assets and liabilities during fiscal 2009. The following table provides a summary of the fair value of assets and liabilities (in thousands):

| | | Fair Value Measurements at November 29, 2009 Using | | |
|---|---|---|---|---|
| | November 29, 2009 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Interest rate and foreign exchange derivatives . . | $1,608 | $— | $1,608 | $— |

| | | Fair Value Measurements at November 30, 2008 Using | | |
|---|---|---|---|---|
| | November 30, 2008 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Interest rate and foreign exchange derivatives . . | $(15,597) | $— | $(15,597) | $— |

Due to the short maturity of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, their carrying values approximate fair value. The fair value of long term debt, based on quoted market prices, at November 29, 2009 was as follows (in thousands):

| | |
|---|---|
| Senior Notes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $391,563 |
| Convertible Notes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 515,472 |
| Subordinated Notes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 266,425 |

**Note 12:** ***Derivative Instruments and Hedging Strategies***

The Company uses hedging contracts to manage the risk of its overall exposure to interest rate and foreign currency changes. All of the Company's designated hedging instruments are considered to be cash flow hedges.

**Note 12:** ***Derivative Instruments and Hedging Strategies*** **(Continued)**

***Interest Rate Risk***

The Company is exposed to interest rate risk associated with fluctuations in the interest rates on its variable interest rate debt. In order to manage this risk, the Company has entered into several interest rate swap agreements that convert the debt's variable interest rate to a fixed interest rate. These swap agreements are either designated as hedging instruments or are considered to be economic hedges which are not designated as hedging instruments. The gains and losses on both designated and undesignated swap agreements will offset losses and gains on the transactions being hedged. The Company formally documents qualifying hedged transactions and hedging instruments, and assesses, both at inception of the contract and on an ongoing basis, whether the hedging instruments are effective in offsetting changes in cash flows of the hedged transaction. The fair values of the interest rate agreements are estimated as described in Note 11, taking into consideration current interest rates and the current creditworthiness of the counterparties or the Company, as applicable. Details of the specific instruments used by the Company to hedge its exposure to interest rate fluctuations follow:

In June 2004, the Company entered into a swap agreement that had the effect of converting $200 million of the floating-rate debt under the Company's senior credit facilities to a fixed rate basis, declining to $150 million from December 2005 through December 3, 2007. The Company formally designated this swap agreement as a cash flow hedge and expected the hedge to be highly effective in offsetting fluctuations in the designated interest payments resulting from changes in the benchmark interest rate. In fiscal 2006, the Company de-designated $13 million of the interest rate swap for hedge accounting due to the amendment of the senior secured term loan agreement. The effective portion of changes in the market value of $137 million of the swap was recorded in other comprehensive income and was amortized into interest expense over the remaining life of the interest rate swap agreement. For fiscal 2007, $2.5 million was recorded as a reduction of interest expense related to this agreement.

On June 15, 2007, the Company entered into an interest rate swap agreement effective December 3, 2007 fixing the floating portion of the interest rate at 5.495% on $242 million of the outstanding balance under the old senior secured term loan through November 2008, declining to $240 million from December 2008 through November 2009, and further declining to $180 million from December 2009 through November 2010. The Company formally designated this swap agreement as a cash flow hedge as it was expected to be highly effective in offsetting fluctuations in the designated interest payments resulting from changes in the benchmark interest rate. The Company selected the Eurodollar rate on the hedged portion of the old senior secured term loan during the term of the swap.

On December 1, 2008, the Company entered into two interest rate swap agreements effective December 4, 2008. The first of these swaps fixed the floating portion of the interest rate at 1.952% on $20.0 million of the outstanding balance under the old senior credit facility through November 4, 2009. The second of these swaps fixed the floating portion of the interest rate at 1.991% on $107.0 million of the outstanding balance under the old senior credit facility through February 4, 2010. The Company formally designated these swap agreements as cash flow hedges as they were expected to be highly effective in offsetting fluctuations in the designated interest payments resulting from changes in the benchmark interest rate. The Company selected the Eurodollar rate on the hedged portion of the old senior credit facility during the term of these swaps.

**Note 12:** ***Derivative Instruments and Hedging Strategies*** **(Continued)**

In connection with the Refinancing (Note 9), the Company paid $15.2 million to terminate the above interest rate swaps. As the future variable interest rate payments are no longer probable of being made, the amounts which had previously been recorded in accumulated other comprehensive income were charged to refinancing expense for the year ended November 29, 2009.

Additionally, the Company has entered into three interest rate swaps for notional amounts of 2.3 million Euros, 2.9 million Euros and 3.5 million Euros which fix the floating interest rates on the Company's debt of its Europe segment at 4.92%, 4.85% and 4.50%, respectively. The notional amounts of these contracts amortize over the life of the agreement and the agreements expire in May 2019, January 2013 and October 2013. The Company has not formally documented these interest rate swaps as hedges.

As of November 29, 2009, the total notional amount of the Company's interest rate swap agreements was $13.0 million which relates to agreements that have not been designated as hedging instruments. The maximum length of time over which the Company is hedging its exposure to the variability of future cash flows related to forecasted interest payments through interest rate swap agreements is through May 2019.

***Foreign Currency Exposure***

The Company is exposed to foreign currency risk related to purchases of materials and royalty payments made in a foreign currency. To manage the risk associated with fluctuations in foreign currencies, the Company enters into foreign currency forward and option contracts. As with its interest rate swap instruments, the Company designates certain of these forward contract hedges as hedging instruments and enters into some forward and option contracts that are considered to be economic hedges which are not designated as hedging instruments. Whether designated or undesignated, these forward and option contracts protect against the reduction in value of forecasted foreign currency cash flows resulting from payments in a foreign currency. The fair values of foreign currency agreements are estimated as described in Note 11, taking into consideration current interest rates and the current creditworthiness of the counterparties or the Company, as applicable. Details of the specific instruments used by the Company to hedge its exposure to foreign currency fluctuations follow:

At November 29, 2009, the Company had one forward foreign currency contract outstanding to purchase a total of 0.5 million Euros with an expiration date of December 31, 2009. This hedge was entered into to protect against the fluctuation in the Euro denominated royalty payments related to a third party license held by the Company. The Company has formally designated this contract as a cash flow hedge, and it is expected to be highly effective in offsetting fluctuations in these royalty payments related to changes in the foreign currency exchange rates.

At November 29, 2009, the Company had 12 forward foreign currency contract and 12 foreign currency option contracts to sell Canadian dollars and receive a total of 35.5 million US dollars at specified exchange rates with expiration dates ranging from December 2009 through November 2010. These hedges were entered into to protect against the fluctuation in the Canadian subsidiary's US dollar denominated purchases of raw materials. The Company has formally designated these contracts as a cash flow hedge, and they are expected to be highly effective in offsetting fluctuations in the forecasted purchases of these raw materials related to changes in the foreign currency exchange rates.

**Note 12:** ***Derivative Instruments and Hedging Strategies*** **(Continued)**

The Company also enters into forward foreign currency contracts that are not designated as hedges for accounting purposes. The changes in fair value of these foreign currency hedges are included as a part of selling, general and administrative expenses in the Consolidated Statements of Operations. At November 29, 2009 the Company had foreign currency contracts with notional amounts of $36.2 million outstanding, all of which were designated as hedges for accounting purposes. As of November 30, 2008, the Company did not have any outstanding foreign currency contracts that were not designated as hedges for accounting purposes.

The maximum length of time over which the Company is hedging its exposure to the reduction in value of forecasted foreign currency cash flows through foreign currency forward agreements is through November 2010. Over the next 12 months, the Company expects to reclassify $1.1 million of deferred gains from accumulated other comprehensive income to selling, general and administrative expense as related forecasted foreign currency payments are made.

***Embedded Derivatives***

The Company evaluates its outstanding debt arrangements in accordance with the FASB's authoritative guidance on derivative instruments and hedging, which requires bifurcation of embedded derivative instruments and measurement of fair value for accounting purposes. The Company concluded that the contingent redemption option upon a change of control or a qualifying asset sale within its Senior Notes qualifies as an embedded derivative instrument which should be bundled as a compound embedded derivative and bifurcated from the Senior Notes. Due to the low probability of the occurrence of the contingent events requiring redemption, the fair value of this derivative was determined to be immaterial.

***Rights to Purchase Convertible Notes***

During the second quarter of fiscal 2009, the Company issued rights to holders of its common stock at close of business on May 26, 2009. As described in Note 9, these rights entitled holders to purchase the Company's Convertible Notes issued in connection with the Refinancing and expired on July 2, 2009. These rights were considered to be written options and therefore were accounted for as derivative instruments requiring that they be adjusted, after issuance, to fair value through earnings. Based on the terms of the forward purchase agreement with the Purchaser, the rights related to the Purchaser's then approximate 50.6% ownership, as of the date of issuance, are considered to be exercised as of the date of the issuance of the right. The fair value of the rights attributable to the Purchaser, which was $95.6 million at May 27, 2009, was recorded as additional paid-in capital upon issuance. The rights issued to other shareholders remained outstanding through the issuance of the Convertible Notes on July 10, 2009, and were adjusted to their market value through that date. The Company recognized losses on these rights of $4.5 million during fiscal 2009. At the expiration of the rights, the fair value of the rights issued to other shareholders of $97.8 million was recorded as additional paid-in capital.

**Note 12:** ***Derivative Instruments and Hedging Strategies*** **(Continued)**

At November 29, 2009 and November 30, 2008, the fair value carrying amount of the Company's derivative instruments was recorded as follows (in thousands):

| | Asset Derivatives | | Liability Derivatives | |
|---|---|---|---|---|
| | November 29, 2009 | | November 29, 2009 | |
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| Derivatives designated as hedging instruments under FAS 133 | | | | |
| Foreign exchange contracts . | Other current assets | $1,133 | Other current liabilities | $— |
| Total derivatives designated as hedging instruments under FAS 133 . . . . . . . . . | | 1,133 | | — |
| Derivatives not designated as hedging instruments under FAS 133 | | | | |
| Interest rate contracts . . . . | Other noncurrent assets | 475 | Other noncurrent liabilities | — |
| Total derivatives not designated as hedging instruments under FAS 133 . . . . . . . . . . . . . | | 475 | | — |
| Total derivatives . . . . . . . . . | | $1,608 | | $— |

**Note 12:** ***Derivative Instruments and Hedging Strategies*** **(Continued)**

| | Asset Derivatives | | Liability Derivatives | |
|---|---|---|---|---|
| | November 30, 2008 | | November 30, 2008 | |
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| Derivatives designated as hedging instruments under FAS 133 | | | | |
| Interest rate contracts . | Accrued interest receivable | $ — | Accrued interest payable | $ 1,624 |
| Interest rate contracts . | Other current assets | — | Other current liabilities | 6,285 |
| Interest rate contracts . | Other noncurrent assets | — | Other noncurrent liabilities | 8,055 |
| Total derivatives designated as hedging instruments under FAS 133 . . . . . . . . . . . | | — | | 15,964 |
| Derivatives not designated as hedging instruments under FAS 133 | | | | |
| Interest rate contracts . | Other noncurrent assets | 388 | Other noncurrent liabilities | — |
| Foreign exchange contracts . . . . . . . . . | Other noncurrent assets | — | Other noncurrent liabilities | 21 |
| Total derivatives not designated as hedging instruments under FAS 133 . . . . . . . . . . . | | 388 | | 21 |
| Total derivatives . . . . . . . | | $388 | | $15,985 |

The effect of derivative instruments on the Consolidated Statement of Operations for fiscal 2009, was as follows (in thousands):

**Twelve Months Ended November 29, 2009**

| Derivatives in FAS 133 Cash Flow Hedging Relationships | Amount of Gain/ (Loss) Recognized in OCI on Derivatives (Effective Portion) | Location of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion) | Amount of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion) | Location of Gain/(Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing) | Amount of Gain/(Loss) Recognized in Income on Derivatives (Ineffective Portion Effectiveness Testing) |
|---|---|---|---|---|---|
| Interest rate contracts . . | $(3,864) | Interest income (expense) | $(5,266) | Interest income (expense) | $ — |
| Interest rate contracts . . | — | Refinancing expense | — | Refinancing expense | (15,232) |
| Foreign exchange contracts . . . . . . . . . | 465 | Selling, general and administrative expenses | 43 | Selling, general and administrative expenses | — |
| Total . . . . . . . . . . . . | $(3,399) | | $(5,223) | | $(15,232) |

**Note 12:** ***Derivative Instruments and Hedging Strategies*** **(Continued)**

**Twelve Months Ended November 29, 2009**

| Derivatives Not Designated as Hedging Instruments under Statement 133 | Location of Gain/(Loss) Recognized in Income on Derivatives | Amount of Gain/(Loss) Recognized in Income on Derivatives |
|---|---|---|
| Interest rate contracts | Interest income (expense) | $ 88 |
| Rights to purchase convertible notes | Loss on rights for convertible notes | (4,549) |
| Total | | $(4,461) |

At November 29, 2009 there were no outstanding interest rate swaps qualifying for hedge accounting treatment due to the termination of these swaps and the repayment of the related variable-rate debt in connection with the Refinancing (Note 9). At November 30, 2008, accumulated other comprehensive income associated with interest rate swaps qualifying for hedge accounting treatment was $(8.9 million), net of income tax effects. At November 29, 2009 and November 30, 2008, accumulated other comprehensive income, net of income tax effects, associated with foreign currency contracts qualifying for hedge accounting treatment was $0.5 million and an insignificant amount, respectfully.

**Note 13:** ***Acquisitions and Dispositions***

On December 1, 2008, the Company sold fifty percent of its ownership interest in its 100% owned subsidiary Sealy Korea Company to the Company's Australian licensee and these operations became part of the group of joint ventures that the Company participates in with the Australian licensee. In consideration of the sale of the fifty percent interest, the Company received net cash of $1.2 million and recognized a gain on the sale of the subsidiary of $1.3 million which has been recorded as a gain on sale of subsidiary stock in the accompanying Consolidated Statements of Operations. Upon the close of this transaction, the subsidiary was deconsolidated. The joint venture to which these operations were added is not considered to be a variable interest entity and is therefore not consolidated for financial statement purposes. The Company accounts for its interest in this joint venture under the equity method.

On December 4, 2008, the Company and its Australian licensee each acquired a 50% interest in a joint venture that owns the assets of the Company's former New Zealand licensee. The purchase price for the 50% ownership was $1.9 million. Additional contributions of $0.4 million were made by each party to the joint venture to fund the initial working capital of this entity. The New Zealand joint venture is not considered to be a variable interest entity and is therefore not consolidated for financial statement purposes. The Company accounts for its interest in this joint venture under the equity method.

**Note 14:** ***Refinancing and Extinguishment of Debt and Interest Rate Derivatives***

Expenses related to refinancing and extinguishment of debt and related interest rate derivatives for the year ended November 29, 2009 includes non-cash charges of $2.1 million relating to the write-off of debt issuance costs associated with the old senior term loans as well as $15.2 million of cash charges associated with the termination of the interest rate swap agreements that were associated with the old senior credit facility. Additionally, $0.1 million of debt issuance costs were written off related to the repurchase of $5.0 million of aggregate principal value of 2014 Notes. (Note 9)

**Note 14:** ***Refinancing and Extinguishment of Debt and Interest Rate Derivatives*** **(Continued)**

Expenses related to refinancing and extinguishment of debt and related interest rate derivatives for the year ended November 30, 2008 include $5.4 of refinancing expenses consisting of fees paid in connection with the Second Amendment to the Third Amended and Restated Credit Agreement in November 2008 (Note 9).

Expenses related to refinancing and extinguishment of debt and related interest rate derivatives for the year ended December 2, 2007 include $1.2 million of debt extinguishment costs consisting of $1.7 million of non-cash charges offset by a $0.5 million gain relating to the retirement of $68.1 million of the 2014 Notes (Note 9).

**Note 15:** ***Other Income, Net***

Other (income) expense, net includes interest income of $0.1 million, $0.4 million, and $0.4 million for the years ended November 29, 2009, November 30, 2008 and December 2, 2007, respectively.

**Note 16:** ***Income Taxes***

The Company and its domestic subsidiaries file a consolidated U.S. Federal income tax return. Income tax expense (benefit) consists of:

| | Year Ended | | |
|---|---|---|---|
| | November 29, 2009 | November 30, 2008 | December 2, 2007 |
| | | (in thousands) | |
| Current: | | | |
| Federal | $ (726) | $ 2,236 | $21,951 |
| International | 7,360 | 10,903 | 16,080 |
| State and local | 1,644 | (585) | 2,041 |
| | 8,278 | 12,554 | 40,072 |
| Deferred: | | | |
| Federal | (9,940) | 6,194 | (1,678) |
| International | 555 | (243) | (3,162) |
| State and local | (1,018) | 2,367 | (367) |
| | (10,403) | 8,318 | (5,207) |
| Total tax expense | $ (2,125) | $20,872 | $34,865 |

Earnings before income taxes consisted of the following:

| | Year Ended | | |
|---|---|---|---|
| | November 29, 2009 | November 30, 2008 | December 2, 2007 |
| | | (in thousands) | |
| United States | $(7,302) | $20,396 | $ 80,036 |
| International | 18,662 | (3,327) | 32,150 |
| | $11,360 | $17,069 | $112,186 |

**Note 16:** ***Income Taxes*** **(Continued)**

The differences between the actual tax expense and tax expense computed at the statutory U.S. Federal tax rate are explained as follows:

| | Year Ended | | |
|---|---|---|---|
| | November 29, 2009 | November 30, 2008 | December 2, 2007 |
| | | (in thousands) | |
| Income tax expense computed at statutory rates | | | |
| Federal income tax expense | $ 3,976 | $ 5,974 | $39,265 |
| State and local income taxes, net of federal tax benefit | (681) | 1,999 | 1,815 |
| Country mix impacts of foreign operations | (1,576) | (3,632) | 73 |
| Change in valuation allowance on deferred tax assets | 5,044 | 6,032 | (1,204) |
| Effect of non deductible meals and entertainment | 307 | 455 | 709 |
| Income tax reserve adjustments | (11,559) | 962 | (4,360) |
| Convertible debt costs | 1,878 | 0 | 0 |
| Paid in kind interest | 1,863 | 0 | 0 |
| Goodwill impairment | 416 | 9,616 | — |
| Other items, net | (1,793) | (534) | (1,433) |
| Total income tax expense | $(2,125) | $20,872 | $34,865 |

Income tax reserve adjustments result from a reduction in the income tax reserve as a result of the elimination of certain federal and state tax exposures during fiscal 2009 and 2008 due to the expiration of the statute of limitations.

**Note 16:** ***Income Taxes*** **(Continued)**

Deferred income taxes reflect the tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The Company's total deferred tax assets and liabilities and their significant components are as follows:

| | 2009 | | 2008 | |
|---|---|---|---|---|
| | Current Asset (Liability) | Noncurrent Asset (Liability) | Current Asset (Liability) | Noncurrent Asset (Liability) |
| | (in thousands) | | | |
| Accrued salaries and benefits | $ 9,852 | $ 10,743 | $ 4,052 | $ 8,381 |
| Allowance for doubtful accounts | 5,408 | — | 3,720 | — |
| Plant shutdown, idle facilities, and environmental costs | 269 | 685 | 289 | 885 |
| Tax credit and loss carryforward benefit | 1,278 | 39,512 | 591 | 33,682 |
| Accrued warranty reserve | 3,454 | 2,237 | 3,257 | 2,561 |
| Other accrued reserves | 1,102 | — | 406 | — |
| Property, plant and equipment | 383 | (17,066) | 445 | (21,424) |
| Intangible assets | 606 | (9,419) | 3,744 | (6,892) |
| Debt financing costs | — | 782 | — | 1,772 |
| Prepaid advertising | — | (96) | — | (300) |
| Cash discounts | 3,242 | — | 3,687 | — |
| Inventory | 1,612 | — | 1,428 | — |
| All other | 753 | 5,179 | 366 | 5,163 |
| | 27,959 | 32,557 | 21,985 | 23,828 |
| Valuation allowance | (7,737) | (26,515) | (5,210) | (21,020) |
| | $20,222 | $ 6,042 | $16,775 | $ 2,808 |

The fiscal 2009 and 2008 current and noncurrent deferred tax asset (liability), above, include amounts that are recorded in other current liabilities and noncurrent assets on the consolidated balance sheets, as appropriate.

The Company has a valuation allowance against certain deferred tax assets of $34.3 million at November 29, 2009 and $26.2 million at November 30, 2008, primarily reflecting uncertainties regarding utilization of loss carryforward benefits. $3.2 million of the valuation allowance relates to net capital losses and reflects the uncertainty surrounding the Company's ability to generate sufficient capital gains to utilize all the losses. In fiscal 2007, the Company released $2.5 million of valuation allowances related to deferred tax assets in Mexico that are expected to be utilized.

At November 29, 2009, the Company had unused state net operating loss and tax credit benefits of $7.4 million generally expiring from 2010 through 2026. There is a valuation allowance against these benefits in the amount of $7.4 million which represents the portion that the Company, at this time, expects to expire unused.

A provision has not been made for U.S. or foreign taxes on undistributed earnings of foreign subsidiaries considered indefinitely invested outside the United States. Should the Company repatriate foreign earnings, the Company would have to adjust the income tax provision in the period management determined that the Company would repatriate the earnings. The calculation of such additional taxes is not practicable.

**Note 16:** ***Income Taxes***

The Company adopted new FASB authoritative guidance on accounting for uncertainty in income taxes effective December 3, 2007. As a result of the adoption, the Company recognized a $10.5 million net increase to the liability for uncertain tax positions including interest and penalties of $0.7 million and $2.5 million, respectively. These increases were accounted for as a cumulative effect adjustment and recognized as an increase in the beginning accumulated deficit in the Consolidated Balance Sheets.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | 2009 | 2008 |
|---|---|---|
| | (in thousands) | |
| Unrecognized tax benefits, beginning of year | $ 27,654 | $25,877 |
| Gross increases—tax positions related to the current year | 300 | 1,777 |
| Gross increases—tax positions related to the prior year | — | — |
| Gross decreases—tax positions related to the current year | — | — |
| Decreases for lapses in statutes of limitations | (11,357) | — |
| Unrecognized tax benefits, end of year | $ 16,597 | $27,654 |
| Net change | (11,057) | $ 1,777 |

As of November 29, 2009, $7.1 million represents the amount of unrecognized tax benefits that, if recognized, would favorably impact the effective tax rate in future periods.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. Additional interest and penalties, recorded as a component of income tax expense during fiscal 2009 and 2008, were as follows:

| | Twelve Months Ended | |
|---|---|---|
| | November 29, 2009 | November 30, 2008 |
| | (in thousands) | |
| Additional interest, net | (1,746) | 1,000 |
| Additional penalties | (280) | (247) |

Accrued interest and penalties related to the Company's uncertain tax positions recognized in the Consolidated Balance Sheets are as follows:

| | November 29, 2009 | November 30, 2008 |
|---|---|---|
| | (in thousands) | |
| Accrued interest | 3,582 | 5,328 |
| Accrued penalties | 3,109 | 3,388 |

The Company expects the liability for uncertain tax positions to decrease by $1.7 million within the succeeding twelve months due to expiration of income tax statute of limitations.

Significant judgment is required in evaluating the Company's federal, state and foreign tax positions and in the determination of its tax provision. Despite the Company's belief that its liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matter. The Company may adjust these liabilities as relevant

**Note 16:** ***Income Taxes*** **(Continued)**

circumstances evolve, such as guidance from the relevant tax authority, or resolution of issues in the courts. These adjustments are recognized as a component of income tax expense entirely in the period in which they are identified. While the Company is currently undergoing examinations of certain of its corporate income tax returns by tax authorities, no issues related to these reserves have been presented to the Company and the Company has not been informed that such audits will result in an assessment or payment of taxes related to these positions during the one year period following November 29, 2009. The Company also cannot predict when or if any other future tax payments related to these tax positions may occur.

Federal years open to examination are fiscal year 2004 and forward. State and international jurisdictions remain open to examination for various years from fiscal year 2000 and forward.

**Note 17:** ***Retirement Plans***

*Defined Contribution Plans*

Substantially all employees are covered by defined contribution profit sharing plans, where specific amounts (as annually established by the Company's board of directors) are set aside in trust for retirement benefits. Profit sharing expense was $6.1 million, $4.5 million and $5.0 million for the years ended November 29, 2009, November 30, 2008 and December 2, 2007, respectively.

*Pension Plans*

Hourly employees working at ten of the Company's domestic manufacturing facilities are covered by union sponsored retirement plans. The Company's pension cost associated with these plans consists of periodic contributions to these plans based upon employee participation. The Company recognized expense for such contributions of $4.6 million, $4.7 million and $5.3 million, for the years ended November 29, 2009, November 30, 2008 and December 2, 2007, respectively.

The Company has a noncontributory, defined benefit pension plan covering current and former hourly employees at four of its active plants and eight previously closed U.S. facilities. Sealy Canada, Ltd. (a 100% owned subsidiary of the Company) also sponsors a noncontributory, defined benefit pension plan covering hourly employees at one of its facilities. Both plans provide retirement and survivorship benefits based on the employees' credited years of service. The Company's funding policy provides for contributions of an amount between the minimum required and maximum amount that can be deducted for federal income tax purposes. Pension plan assets consist of investments in various publicly traded stock, bond and money market mutual funds. The long-term rate of return for the plans is based on the weighted average of the plans' invested allocation and the historical returns for those asset categories. Because future compensation levels are not a factor in these plans' benefit formula, the accumulated benefit obligation is approximately equal to the projected benefit obligation as reported below. Sapsa Bedding, S.A.S. France (a 100% owned subsidiary of the Company) sponsors an unfunded indemnity plan which provides benefits to its employees. This plan does consider future compensation levels in the plan's benefit formula based on current inflation rates. The discount rate is

**Note 17:** ***Retirement Plans*** **(Continued)**

based on the returns on long-term bonds in the private sector and incorporates a long-term inflation rate. Summarized information for the plans follows:

| | 2009 | 2008 |
|---|---|---|
| | (in thousands) | |
| **Change in Benefit Obligation:** | | |
| Projected benefit obligation at beginning of year | $ 20,886 | $23,399 |
| Service cost | 751 | 1,081 |
| Interest cost | 1,422 | 1,352 |
| Plan changes | 16 | 277 |
| Actuarial losses/(gains) | 4,758 | (3,238) |
| Curtailments | — | (14) |
| Changes in assumptions | 107 | (102) |
| Benefits paid | (1,146) | (902) |
| Expenses paid | (196) | (144) |
| Foreign currency exchange rate changes | 857 | (823) |
| Projected benefit obligation at end of year | $ 27,455 | $20,886 |
| **Change in Plan Assets:** | | |
| Fair value of plan assets at beginning of year | $ 11,673 | $15,952 |
| Actual return on assets | 2,928 | (5,151) |
| Employer contribution | 1,901 | 2,165 |
| Benefits paid | (1,146) | (902) |
| Expenses paid | (196) | (144) |
| Foreign currency exchange rate changes | 208 | (247) |
| Fair value of plan assets at end of year | $ 15,368 | $11,673 |
| Funded status | $(12,087) | $(9,213) |

| | 2009 | 2008 |
|---|---|---|
| | (in thousands) | |
| **Amounts Recognized in the Consolidated Balance Sheets:** | | |
| Current portion of benefit liability | $ — | $ (47) |
| Noncurrent portion of benefit liability | (12,087) | (9,166) |
| Accumulated other comprehensive income | 12,484 | 9,978 |
| Net amount recognized as of fiscal year end | $ 397 | $ 765 |
| **Accumulated Benefit Obligation and Fair Value of Assets:** | | |
| Accumulated benefit obligation | $(27,455) | $(20,886) |
| Projected benefit obligation | (27,455) | (20,886) |
| Fair value of assets | 15,368 | 11,673 |
| Unfunded Projected Benefit Obligation | $(12,087) | $ (9,213) |

Note 17: *Retirement Plans* (Continued)

| | 2009 | 2008 |
|---|---|---|
| | (in thousands) | |
| **Amounts Recognized in Accumulated Other Comprehensive Income:** | | |
| Net loss | $ 9,989 | $7,463 |
| Prior service credit | 2,495 | 2,515 |
| Net amount recognized as of fiscal year end | $12,484 | $9,978 |

Amounts recognized in accumulated other comprehensive income as of November 29, 2009 and November 30, 2008 were net of taxes of $4.5 million and $4.0 million, respectively.

| | 2009 Target | 2009 Actual | 2008 Actual |
|---|---|---|---|
| **Allocation of plan assets:** | | | |
| Equity securities | 60.00% | 59.52% | 59.72% |
| Debt securities | 40.00% | 40.27% | 39.74% |
| Other | 0.00% | 0.21% | 0.54% |
| Total plan assets | 100.00% | 100.00% | 100.00% |

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | (in thousands) | |
| **Components of Net Periodic Pension Cost:** | | | |
| Service cost | $ 751 | $ 1,081 | $ 1,080 |
| Interest cost | 1,422 | 1,352 | 1,197 |
| Expected return on assets | (944) | (1,333) | (1,161) |
| Curtailment loss | — | 219 | — |
| Amortization of unrecognized net loss | 366 | 157 | 169 |
| Amortization of unrecognized transition asset | — | (87) | (87) |
| Amortization of unrecognized prior service cost | 253 | 276 | 226 |
| Net periodic pension cost | $1,848 | $ 1,665 | $ 1,424 |

Note 17: *Retirement Plans* (Continued)

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | (in thousands) | | |
| **Other changes in plan assets and benefit obligations recognized in other comprehensive income:** | | | |
| Net loss | $2,883 | $3,141 | $ 278 |
| Prior service cost | 16 | 276 | 1,020 |
| Effect of curtailment | — | (233) | — |
| Amortization of prior service cost | (253) | (276) | (226) |
| Amortization of net loss | (366) | (157) | (169) |
| Amortization of transition asset | — | 87 | 87 |
| Total recognized in other comprehensive income | $2,280 | $2,838 | $ 990 |

(a) This curtailment loss relates to the closure of the Clarion, Pennsylvania manufacturing facility. See Note 24.

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| **Weighted average assumptions used to determine net periodic benefit cost:** | | | |
| Settlement (discount) rate(a) | 5.70% | 6.78% | 5.82% |
| Expected long term return on plan assets | 7.86% | 6.64% | 6.79% |
| Weighted average rate of increase in future compensation levels | 0.00% | 0.40% | 0.37% |

(a) Due to current economic differences in the interest rates in the jurisdictions of the retirement plans, the discount rates used in fiscal 2009 to determine the benefit obligations for the United States retirement plans, Canadian retirement plans and the French indemnity plan were 5.75%, 5.25% and 5.25%, respectively.

| **Amounts in accumulated other comprehensive income expected to be recognized in net periodic benefit cost in 2010 (in thousands):** | |
|---|---|
| Amortization of net loss | $476 |
| Amortization of prior service cost | 230 |

| **Estimated Future Benefit Payments:** | |
|---|---|
| Fiscal 2010 | $ 465 |
| Fiscal 2011 | 533 |
| Fiscal 2012 | 663 |
| Fiscal 2013 | 951 |
| Fiscal 2014 | 878 |
| Fiscal 2015 - Fiscal 2019 | 7,579 |
| **Employer Contributions Expected to be Paid in Fiscal 2010** | $1,125 |

*Other Employee Benefit Plans*

Employees of Sapsa Bedding, Srl Italy (a 100% owned subsidiary of the Company) participate in an employee severance indemnity plan as required by Italian labor legislation. The Company has recognized a

**Note 17:** ***Retirement Plans*** **(Continued)**

liability of $2.1 million and $1.5 million as of November 29, 2009 and November 30, 2008, respectively, related to this plan which has been recorded as a component of other non-current liabilities in the accompanying consolidated balance sheets. This liability is required to be settled to retiring employees and is to be partially paid in advance if certain conditions are met. Benefits paid under this plan were $0.2 million, $0.2 million, and $0.2 million in fiscal 2009, 2008 and 2007, respectively.

**Note 18:** ***Summary of Interim Financial Information (Unaudited)***

Quarterly financial data for the years ended November 29, 2009 and November 30, 2008, is presented below:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | (Amounts in thousands, except for share and per share data) | | | |
| **2009:** | | | | |
| Net sales | $309,976 | $298,455 | $349,573 | $332,060 |
| Gross profit | 117,640 | 121,946 | 146,065 | 131,134 |
| Net income (loss) | 4,244 | (5,389) | 12,056 | 2,574 |
| Earnings per share—Basic | 0.05 | (0.06) | 0.13 | 0.03 |
| Earnings per share—Diluted | 0.05 | (0.06) | 0.05 | 0.02 |
| **2008:** | | | | |
| Net sales | $391,929 | $375,375 | $404,963 | $325,756 |
| Gross profit | 152,697 | 147,844 | 163,621 | 117,884 |
| Net income (loss) | 15,980 | 11,723 | 10,708 | (42,214) |
| Earnings per share—Basic | 0.18 | 0.13 | 0.12 | (0.46) |
| Earnings per share—Diluted | 0.17 | 0.12 | 0.11 | (0.46) |

The results of the second quarter of fiscal 2009 include a decrease in net income of $11.9 million net of taxes, due to the Refinancing. These charges include 1) the write-off of debt issuance costs related to the Company's old senior term loans; 2) termination payments on the Company's interest rate swap agreements; and 3) the loss on rights for the Convertible Notes (See Note 12). The results of the fourth quarter of fiscal 2009 includes a goodwill impairment loss of $1.2 million recognized due to impairment identified at the Company's Argentina reporting unit (See Note 8).

The results of the second quarter of fiscal 2008 include an increase in net income of $3.8 million net of taxes, due to a change in the estimate of the Company's liability related to warranty and other product returns (See Note 4). The results of the fourth quarter of fiscal 2008 include significant charges related to the following: 1) A $27.5 million goodwill impairment loss was recognized due to impairment identified at the Company's Puerto Rico and Europe reporting units (See Note 8); and 2) $5.4 million of refinancing expenses were recognized in the fourth quarter associated with the Second Amendment to the Third Amended and Restated Credit Agreement (See Note 14).

As described in Note 2, the Company is restating its financial statements as of and for the years ended December 2, 2007 and November 30, 2008 for the understatement of depreciation expense, recorded as a component of cost of goods sold and overstatement of income tax provision related to certain purchase accounting adjustments that were made in connection with the acquisition of our Europe subsidiaries in fiscal 2001. These errors also impact the depreciation expense and income tax

**Note 18:** ***Summary of Interim Financial Information (Unaudited)*** **(Continued)**

provision recognized within the interim financial information as previously reported. The impact to quarterly gross profit, net income (loss) and basic and diluted earnings per share from the amounts previously reported were as follows:

Fiscal 2008: Gross profit and net income (loss) decreased by approximately $0.5 million and $0.2 million, respectively, for the first through fourth quarters of fiscal 2008. Basic earnings (loss) per share did not change in any interim period. Diluted earnings per share decreased from $0.13 to $0.12 for the second quarter of fiscal 2008 and decreased from $0.12 to $0.11 for the third quarter of fiscal 2008.

Fiscal 2009: Gross profit and net income decreased by approximately $0.6 million and $0.5 million, respectively, for the first quarter of fiscal 2009. Basic and diluted earnings per share did not change in the first fiscal quarter. Gross profit and net loss decreased by approximately $0.2 million for the second quarter of fiscal 2009. Basic and diluted earnings per share did not change in the second fiscal quarter.

**Note 19:** ***Contingencies***

The Company is currently conducting an environmental cleanup at a formerly owned facility in South Brunswick, New Jersey pursuant to the New Jersey Industrial Site Recovery Act. The Company and one of its subsidiaries are parties to an Administrative Consent Order issued by the New Jersey Department of Environmental Protection. Pursuant to that order, the Company and its subsidiary agreed to conduct soil and groundwater remediation at the property. The Company does not believe that its manufacturing processes were the source of contamination. The Company sold the property in 1997. The Company and its subsidiary retained primary responsibility for the required remediation. The Company has completed essentially all soil remediation with the New Jersey Department of Environmental Protection approval and operates a groundwater remediation system on the site. During 2005, with the approval of the New Jersey Department of Environmental Protection, the Company removed and disposed of sediment in Oakeys Brook adjoining the site. The Company continues to monitor ground water at the site. The Company has recorded a reserve as a component of other accrued expenses and other noncurrent liabilities in the accompanying Consolidated Balance Sheets as of November 29, 2009 for $2.3 million ($2.4 million prior to discounting at 4.75%) associated with this remediation project.

The Company is also remediating soil and groundwater contamination at an inactive facility located in Oakville, Connecticut. Although the Company is conducting the remediation voluntarily, it obtained Connecticut Department of Environmental Protection approval of the remediation plan. The Company has completed essentially all soil remediation under the remediation plan and is currently monitoring groundwater at the site. The Company identified cadmium in the ground water at the site and removed the contaminated soil and rock from the site during fiscal 2007. The Company has recorded a liability of approximately $0.2 million associated with the additional work and ongoing monitoring. The Company believes the contamination is attributable to the manufacturing operations of previous unaffiliated occupants of the facility.

**Note 19:** ***Contingencies*** **(Continued)**

While the Company cannot predict the ultimate timing or costs of the South Brunswick and Oakville environmental matters, based on facts currently known, the Company believes that the accruals recorded are adequate and does not believe the resolution of these matters will have a material adverse effect on the financial position or future operations of the Company; however, in the event of an adverse decision by the agencies involved, or an unfavorable result in the New Jersey natural resources damages matter, these matters could have a material adverse effect.

On June 15, 2009, Sealy was served with a lawsuit filed by Tempur-Pedic, LLC North America in the Western District of Virginia. In the lawsuit, Tempur-Pedic alleges that Sealy and sixteen other defendants are infringing a patent issued to Tempur-Pedic in March of 2009, requesting injunctive relief and unspecified damages against all of the defendants. In November 2009, Tempur-Pedic dismissed this suit without prejudice.

**Note 20:** ***Segment Information***

The Company has determined that it has two reportable segments: the Americas and Europe. These segments have been identified and aggregated based on the Company's organizational structure which is organized around geographic areas.

Both reportable segments manufacture and market conventional bedding. The Americas segment's operations are concentrated in the United States, Canada, Mexico, Argentina, Uruguay, Brazil and Puerto Rico. The Europe segment's operations are concentrated in western Europe. The accounting policies of the segments are the same as those described in Note 1. The Company evaluates performance based on profit or loss from operations before interest expense, income taxes, depreciation and amortization ("EBITDA"). The Company accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

In fiscal 2009, no one customer represented more than 10% of sales of the Americas segment. In fiscal 2008, one customer represented approximately 10.3% of sales of the Americas segment. In fiscal 2007, no one customer represented more than 10% of sales within the Americas segment. One customer represented approximately 30.3% of sales, 30.2% of sales and 11.6% of sales within the Europe segment in fiscal 2009, 2008 and fiscal 2007, respectively. Long lived assets (principally property, plant and equipment) outside the United States were $60.6 million and $53.4 million, as of November 29, 2009 and November 30, 2008, respectively.

Sales to external customers by geographic area are as follows:

| | Fiscal year | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **Americas:** | | | |
| United States | $ 946,951 | $1,055,682 | $1,266,355 |
| Canada | 151,387 | 187,672 | 196,264 |
| Other International | 80,126 | 105,929 | 99,120 |
| **Total Americas** | 1,178,464 | 1,349,283 | 1,561,739 |
| **Europe** | 111,600 | 148,740 | 140,326 |
| **Total** | **$1,290,064** | **$1,498,023** | **$1,702,065** |
| **Total International** | $ 343,113 | $ 442,341 | $ 435,710 |

**Note 20:** ***Segment Information*** **(Continued)**

There were no sales from Europe to the Americas in fiscal 2009. Sales from Europe to the Americas were $3.6 million and $9.3 million during fiscal 2008, and 2007, respectively. The decrease in the level of sales from the levels seen in fiscal 2007 is due to the completion of the Company's Mountain Top, Pennsylvania manufacturing facility which now supplies latex components to the Company's domestic operations. In fiscal 2007, these latex components used in domestic production were sourced from the Europe segment.

Segment information for the fiscal years 2009, 2008, and 2007 is presented below:

| | Year Ended | | |
|---|---|---|---|
| | November 29, 2009 | November 30, 2008 | December 2, 2007 |
| | | (in thousands) | |
| Net sales to external customers: | | | |
| Americas | $1,178,464 | $1,349,283 | $1,561,739 |
| Europe | 111,600 | 148,740 | 140,326 |
| | 1,290,064 | 1,498,023 | 1,702,065 |
| Capital expenditures: | | | |
| Americas | 11,429 | 22,794 | 35,099 |
| Europe | 999 | 2,181 | 7,335 |
| | 12,428 | 24,975 | 42,434 |
| Total assets: | | | |
| Americas | 949,051 | 852,644 | 902,986 |
| Europe(1) | 67,972 | 62,386 | 116,407 |
| Intersegment eliminations | (1,553) | (1,554) | (537) |
| | 1,015,470 | 913,476 | 1,018,856 |
| EBITDA: | | | |
| Americas | 127,447 | 140,567 | 206,894 |
| Europe | (3,526) | (27,364) | 1,302 |
| Inter-segment eliminations | (68) | 279 | 704 |
| | 123,853 | 113,482 | 208,900 |
| Reconciliation of EBITDA to net income: | | | |
| EBITDA from segments | 123,853 | 113,482 | 208,900 |
| Interest expense | 79,092 | 60,464 | 63,976 |
| Income taxes(1) | (2,125) | 20,872 | 34,865 |
| Depreciation and amortization(1) | 33,401 | 35,949 | 32,738 |
| Net income (loss) | $ 13,485 | (3,803) | $ 77,321 |

(1) Amounts presented for fiscal 2008 and 2007 have been restated from the amounts previously presented as discussed in Note 2.

**Note 21:** ***Related Party Transactions***

During fiscal 2009, the Company incurred costs for consulting services rendered by KKR (who controlled approximately 49.2% of our issued and outstanding common stock at November 29, 2009) and Capstone Consulting LLC (a consulting company that works exclusively with KKR's portfolio companies) of $2.9 million. As of November 29, 2009, $0.3 million of this amount was accrued as a component of other accrued liabilities and accounts payable in the accompanying Consolidated Balance Sheets. The Company was also billed $0.3 million for executive search costs incurred by KKR on the Company's behalf for fiscal 2009. During the third quarter of fiscal 2009, the Company entered into a lease arrangement with a KKR affiliate for the Clarion facility for a six month initial term with two six month renewal options available. The Company has received lease income on this property of an insignificant amount during fiscal 2009.

In connection with the Refinancing (Note 9), the Company entered into an agreement with Sealy Holding, LLC, a company which is owned by KKR, whereby the Purchaser provided $177.1 million in cash to support its obligation to exercise its rights as well as an oversubscription for those rights that were not exercised by other common shareholders. Until the conclusion of the rights offering period, the $177.1 million bore interest at a rate of LIBOR plus 3.0%. At the expiration of the rights offering period, the Company repaid the Purchaser $83.3 million which represented the proceeds obtained from the subscription to the Convertible Notes by other shareholders. Convertible Notes were issued to the Purchaser in an aggregate amount of $93.8 million. Interest paid to the Purchaser on the $177.1 million related party loan outstanding during the rights period was $0.7 million. As consideration for the forward purchase, the Company paid the Purchaser $1.0 million which has been deferred as debt issuance costs which will be amortized as a component of interest expense.

KKR Financial LLC, an affiliate of KKR, also participated in the Senior Notes that were issued in connection with the Refinancing. As part of the offering, KKR Financial LLC purchased $53.0 million principal amount of the outstanding Senior Notes. Interest expense of $2.9 million has been recorded related to KKR Financial LLC's portion of the outstanding Senior Notes. At November 29, 2009, $2.2 million of this amount has been paid and $0.7 million remains accrued.

During fiscal 2009, the Company's joint ventures paid to the Company license fees of an insignificant amount and a dividend of $1.0 million.

During fiscal 2008, the Company was billed for premiums of $0.2 million for excess directors and officers liability insurance and excess liability insurance by KKR. Additionally, the Company incurred costs of $2.6 million for consulting services provided by Capstone Consulting LLC, a consulting company that works exclusively with KKR's portfolio companies. Further, the Company was billed for $0.6 million of executive search costs performed by KKR. As of November 30, 2008, $2.4 million of these amounts was accrued as a component of other accounts payable and accrued expenses in the accompanying Consolidated Balance Sheets.

During fiscal 2007, the Company paid premiums of $0.1 million for excess directors and officers liability insurance and excess liability insurance to KKR.

**Note 22:** ***Common Stock and Options Subject to Redemption***

The Company recorded as temporary equity amounts associated with outstanding shares and options which, under the terms of management shareholder agreements, were potentially redeemable for a 180 day period following the death or disability of the share or option holder. During fiscal 2009,

**Note 22:** ***Common Stock and Options Subject to Redemption*** **(Continued)**

the right of the share or option holder to redeem the shares or options expired and the remaining balance of temporary equity of $8.6 million was reclassified to additional paid-in capital. As discussed in Note 3, due to the expiration of a right of certain officers of the Company to sell their shares of stock in Sealy Corporation back to the Company upon their retirement, $1.5 million of previously recognized liability was reclassified to temporary equity during fiscal 2008. At November 30, 2008, such temporary equity of $8.9 million consisted of $0.7 million related to 282,400 shares of Class A common stock held by members of management, and $8.1 million associated with 1,443,865 vested equity share Rollover Options held by members of management for which the Company recognized compensation expense in fiscal 2004 recapitalization.

**Note 23:** ***Earnings Per Share***

The following table sets forth the computation of basic and diluted earnings per share:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | (in thousands) | |
| Numerator: | | | |
| Net income (loss), as reported | $ 13,485 | $ (3,803) | $77,321 |
| Interest on convertible notes | 5,323 | — | — |
| Net income (loss) available to common shareholders | $ 18,808 | $ (3,803) | $77,321 |
| Denominator: | | | |
| Denominator for basic earnings per share—weighted average shares | 92,258 | 91,231 | 91,299 |
| Effect of dilutive securities: | | | |
| Convertible debt | 89,401 | — | — |
| Stock options | 1,010 | — | 4,971 |
| Restricted shares | — | — | — |
| Restricted share units | 2,744 | — | — |
| Other | 226 | — | 67 |
| Denominator for diluted earnings per share—adjusted weighted average shares and assumed conversions | 185,639 | 91,231 | 96,337 |

Options and share units not included in the calculation of diluted earnings per share because their impact is antidilutive (in thousands) for fiscal 2009 are 8,202. Since the Company reported a net loss for fiscal 2008, the 12,331 (in thousands) outstanding options to purchase common stock, restricted shares and share units outstanding are considered antidilutive and are not included in the calculation of diluted earnings per share. Options and share units not included in the calculation of diluted earnings per share because their impact is antidilutive (in thousands) are 1,478 for fiscal 2007.

As of November 29, 2009, November 30, 2008, and December 2, 2007, the Company's capital stock consists of voting Class A common stock, par value $0.01 per share ("Class A Common"). The Board of Directors of the Company is authorized to issue preferred stock, par value $0.01 per share, with such designations and other terms as may be stated in the resolutions providing for the issue of any such preferred stock adopted from time to time by the Board of Directors.

On May 26, 2009, in order to have sufficient authorized but unissued shares of common stock for issuance with any conversion of the Convertible Notes, the Company amended its Certificate of

**Note 23:** ***Earnings Per Share*** **(Continued)**

Incorporation to increase the number of voting Class A shares of common stock authorized for issuance by 400,000,000 to a total of 600,000,000 shares. The number of authorized shares of preferred stock, par value $0.01 per share, remained unchanged at 50,000,000.

On February 19, 2007, the Board of Directors approved a share repurchase program authorizing the Company to repurchase up to $100 million of the Company's common stock. The Company has repurchased $16.3 million under this program as of November 29, 2009, all of which were repurchased in fiscal 2007.

**Note 24:** ***Restructuring Activities***

During fiscal 2009 and 2008, the Company recognized restructuring charges related to several initiatives, including facility closures and organizational changes. The pretax restructuring charges recognized by the Company during fiscal 2009, 2008 and 2007 were as follows:

| | November 29, 2009 | November 30, 2008 |
|---|---|---|
| | (in thousands) | |
| Americas Segment | $1,256 | $2,912 |
| Europe Segment | — | 214 |
| | $1,256 | $3,126 |

The following tables summarize the restructuring activity for fiscal 2009 and 2008, and the related restructuring liabilities balance (included as a component of other accrued liabilities within the accompanying Consolidated Balance Sheets) as of November 29, 2009 and November 30, 2008:

| | 2009 Restructuring Activities | | | | | |
|---|---|---|---|---|---|---|
| | Liabilities November 30, 2008 | Charges to Expense | Cash Payments | Adjustments to Expense | Non-cash Utilized | Liabilities November 29, 2009 |
| | (in thousands) | | | | | |
| Severance and employee benefits | $393 | $ 114 | $(315) | $(192) | $ — | $— |
| Asset impairment charges | — | 1,334 | — | — | (1,334) | — |
| Total | $393 | $1,448 | $(315) | $(192) | $(1,334) | $— |

| | 2008 Restructuring Activities | | | | | |
|---|---|---|---|---|---|---|
| | Liabilities December 2, 2007 | Charges to Expense | Cash Payments | Adjustments to Expense | Non-cash Utilized | Liabilities November 30, 2008 |
| | (in thousands) | | | | | |
| Severance and employee benefits | $— | $2,253 | $(1,860) | $— | $ — | $393 |
| Asset impairment charges | — | 873 | — | — | (873) | — |
| Total | $— | $3,126 | $(1,860) | $— | $(873) | $393 |

In the second quarter of fiscal 2009, management made the decision to cease manufacturing of certain foundation components and begin purchasing all of these components from third party suppliers. As a result, the Company incurred certain costs which were insignificant related to one-time terminations of employees. Additionally, the Company recognized an impairment charge of

**Note 24: *Restructuring Activities* (Continued)**

approximately $1.2 million for the related equipment used in this manufacturing process that was not sold. The fair value of the equipment not sold in this transaction was considered to be zero based on the expectation that the equipment will not be able to be sold. This plan was completed in the second quarter of fiscal 2009 and the Company does not expect to incur additional costs related to this restructuring activity.

In the first quarter of fiscal 2008, management made the decision to cut back the manufacturing operations in Brazil and move to a business model under which significantly more product will be supplied by production from other Sealy manufacturing facilities. As a result, the Company incurred charges of $0.4 million related to employee severance and related benefits. The plan was completed in the fourth quarter of fiscal 2008.

In the third quarter of fiscal 2008, management elected to close its administrative offices near Milan, Italy and relocate these activities to its manufacturing facility in Silvano, Italy. This closure resulted in the elimination of approximately 10 employees who elected not to relocate in the fourth quarter of fiscal 2008. The Company recorded a pre-tax restructuring charge related to this action of $0.2 million during the year ended November 30, 2008, the majority of which was related to employee severance and benefits. An insignificant amount of this charge was related to relocation costs. This plan was completed in the fourth quarter of fiscal 2008.

In the third quarter of fiscal 2008, management also made the decision to close its manufacturing facility in Clarion, Pennsylvania. This facility was closed on October 17, 2008. This closure resulted in the elimination of approximately 114 positions, the majority of which occurred in the fourth quarter of fiscal 2008. The Company recorded a pre-tax restructuring and impairment charge related to this action of $2.5 million during fiscal 2008, of which $1.6 million was related to employee severance and benefits and other exit costs, and $0.9 million which was non-cash in nature, related to fixed asset impairment charges. The impairment charges were recognized based on the difference between the carrying value and the amount expected to be recovered through sale of the property, plant and equipment. In fiscal 2009, the Company incurred additional restructuring charges related to this activity of $0.1 million representing costs incurred to relocate machinery and equipment. This plan was completed in the first quarter of fiscal 2009.

There is no remaining accrued balance related to these restructuring activities as of November 29, 2009. As of November 30, 2008, the Company had an accrued balance of $0.4 million that is recorded as a component of other accrued expenses in the accompanying Consolidated Balance Sheet.

**Note 25: *Guarantor/Non-Guarantor Financial Information***

Sealy Corporation, Sealy Mattress Corporation (a 100% owned subsidiary of Sealy Corporation) and each of the subsidiaries of Sealy Mattress Company (the "Issuer") that guarantee the Senior Notes, the Convertible Notes and the 2014 Notes (the "Guarantor Subsidiaries"), are 100% owned subsidiaries of the Issuer, and have fully and unconditionally guaranteed, on a joint and several basis, the obligation to pay principal and interest with respect to the Senior Notes, the Convertible Notes and the 2014 Notes (collectively, the "Guaranteed Notes") of the Issuer. Substantially all of the Issuer's operating income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the Issuer's debt service obligations are provided in part by distributions or advances from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Issuer's subsidiaries, could limit the Issuer's ability to obtain cash from its

**Note 25:** ***Guarantor/Non-Guarantor Financial Information*** **(Continued)**

subsidiaries for the purpose of meeting its debt service obligations, including the payment of principal and interest on the Guaranteed Notes. Although holders of the Guaranteed Notes will be direct creditors of the Issuer's principal direct subsidiaries by virtue of the guarantees, the Issuer has subsidiaries ("Non-Guarantor Subsidiaries") that are not included among the Guarantor Subsidiaries, and such subsidiaries will not be obligated with respect to the Guaranteed Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Issuer, including the holders of the Guaranteed Notes.

The following supplemental condensed consolidating financial statements present:

1. Condensed consolidating balance sheets as of November 29, 2009 and November 30, 2008 and condensed consolidating statements of operations and cash flows for the fiscal years ended November 29, 2009, November 30, 2008, and December 2, 2007.

2. Sealy Corporation (as "Guarantor Parent"), Sealy Mattress Corporation (a guarantor), the Issuer, combined Guarantor Subsidiaries and combined Non-Guarantor Subsidiaries with their investments in subsidiaries accounted for using the equity method (see Note 1).

3. Elimination entries necessary to consolidate the Guarantor Parent and all of its subsidiaries.

The supplemental condensed consolidated financial statements as of November 30, 2008 and for the fiscal years ended November 30, 2008 and December 2, 2007 have been restated from the amounts previously presented as discussed in Note 2.

Separate financial statements of each of the Guarantor Subsidiaries are not presented because management believes that these financial statements would not be material to investors.

Sealy Corporation has not received cash dividends from any of its subsidiaries during the fiscal years ended November 29, 2009, November 30, 2008 and December 2, 2007.

## SEALY CORPORATION

### Supplemental Condensed Consolidating Balance Sheets

### November 29, 2009

### (in thousands)

| | Sealy Corporation | Sealy Mattress Corporation | Sealy Mattress Company | Combined Guarantor Subsidiaries | Combined Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Current assets: | | | | | | | |
| Cash and equivalents | $ 357 | $ — | $ 29,234 | $ 67,950 | $ 33,886 | $ — | $ 131,427 |
| Accounts receivable, net | — | — | 6 | 82,339 | 74,505 | — | 156,850 |
| Inventories | — | — | 1,663 | 37,023 | 18,478 | (354) | 56,810 |
| Other current assets and deferred income taxes | 394 | — | 1,169 | 31,405 | 8,334 | — | 41,302 |
| Total current assets | 751 | — | 32,072 | 218,717 | 135,203 | (354) | 386,389 |
| Property, plant and equipment, at cost | — | — | 9,337 | 335,302 | 102,350 | — | 446,989 |
| Less accumulated depreciation | — | — | (4,802) | (180,116) | (54,590) | — | (239,508) |
| | — | — | 4,535 | 155,186 | 47,760 | — | 207,481 |
| Other assets: | | | | | | | |
| Goodwill | — | — | 24,741 | 301,942 | 33,900 | — | 360,583 |
| Intangible assets, net | 271 | — | — | 1,666 | — | — | 1,937 |
| Net investment in subsidiaries | (170,794) | 245,511 | 389,844 | 75,527 | — | (540,088) | — |
| Due from (to) affiliates | 243,154 | (416,305) | 553,243 | (102,010) | (98,073) | (180,009) | — |
| Debt issuance costs, net and other assets | — | — | 29,226 | 17,902 | 11,952 | — | 59,080 |
| | 72,631 | (170,794) | 997,054 | 295,027 | (52,221) | (720,097) | 421,600 |
| Total assets | $ 73,382 | $(170,794) | $1,033,661 | $ 668,930 | $130,742 | $(720,451) | $1,015,470 |
| **Liabilities and Stockholders' (Deficit) Equity** | | | | | | | |
| Current liabilities: | | | | | | | |
| Current portion—long-term obligations | $ — | $ — | $ — | $ 2,159 | $ 11,534 | $ — | $ 13,693 |
| Accounts payable | — | — | 275 | 45,413 | 43,283 | — | 88,971 |
| Accrued customer incentives and advertising | — | — | — | 24,175 | 7,629 | — | 31,804 |
| Accrued compensation | — | — | 391 | 32,706 | 10,008 | — | 43,105 |
| Accrued interest | 6 | — | 1,343 | 13,658 | 223 | — | 15,230 |
| Other accrued liabilities | 1,116 | — | 401 | 28,046 | 6,873 | — | 36,436 |
| Total current liabilities | 1,122 | — | 2,410 | 146,157 | 79,550 | — | 229,239 |
| Long-term obligations | 180,108 | — | 785,678 | 40,220 | 7,868 | (180,108) | 833,766 |
| Other liabilities | — | — | — | 48,456 | 11,169 | — | 59,625 |
| Deferred income tax liabilities | 144 | — | 62 | 21 | 605 | — | 832 |
| Common stock and options subject to redemption | — | — | — | — | — | — | — |
| Stockholders' equity (deficit) | (107,992) | (170,794) | 245,511 | 434,076 | 31,550 | (540,343) | (107,992) |
| Total liabilities and stockholders' equity (deficit) | $ 73,382 | $(170,794) | $1,033,661 | $ 668,930 | $130,742 | $(720,451) | $1,015,470 |

## SEALY CORPORATION

## Supplemental Condensed Consolidating Balance Sheets

## November 30, 2008

## (in thousands)

| | Sealy Corporation | Sealy Mattress Corporation | Sealy Mattress Company | Combined Guarantor Subsidiaries | Combined Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Current assets: | | | | | | | |
| Cash and cash equivalents | $ 589 | $ — | $ 1 | $ 2,423 | $ 23,583 | $ — | $ 26,596 |
| Accounts receivable, net | — | — | 7 | 80,528 | 76,048 | — | 156,583 |
| Inventories | — | — | 1,695 | 44,454 | 18,945 | (460) | 64,634 |
| Prepaid expenses, deferred income taxes and other current assets | 1,368 | — | 2,645 | 38,406 | 5,325 | — | 47,744 |
| | 1,957 | — | 4,348 | 165,811 | 123,901 | (460) | 295,557 |
| Property, plant and equipment, at cost | — | — | 9,676 | 352,888 | 86,744 | — | 449,308 |
| Less accumulated depreciation | — | — | (4,613) | (180,256) | (41,089) | — | (225,958) |
| | — | — | 5,063 | 172,632 | 45,655 | — | 223,350 |
| Other assets: | | | | | | | |
| Goodwill | — | — | 24,741 | 301,942 | 30,466 | — | 357,149 |
| Other intangibles, net | 2,989 | — | — | 1,956 | — | — | 4,945 |
| Net investment in subsidiaries | (202,408) | 213,593 | 364,143 | 26,846 | — | (402,174) | — |
| Due from (to) affiliates | 43,933 | (416,001) | 534,520 | (72,344) | (90,206) | 98 | — |
| Debt issuance costs, net and other assets | — | — | 8,640 | 17,088 | 6,747 | — | 32,475 |
| | (155,486) | (202,408) | 932,044 | 275,488 | (52,993) | (402,076) | 394,569 |
| Total assets | $(153,529) | $(202,408) | $941,455 | $ 613,931 | $116,563 | $(402,536) | $ 913,476 |
| **Liabilities and Stockholders' (Deficit) Equity** | | | | | | | |
| Current liabilities: | | | | | | | |
| Current portion—long-term obligations | $ — | $ — | $ 3,750 | $ 2,737 | $ 14,756 | $ — | $ 21,243 |
| Accounts payable | — | — | 341 | 52,337 | 44,406 | — | 97,084 |
| Accrued customer incentives and advertising | — | — | — | 24,013 | 10,529 | — | 34,542 |
| Accrued compensation | — | — | 392 | 16,082 | 8,323 | — | 24,797 |
| Accrued interest | 27 | — | 1,127 | 14,919 | 359 | — | 16,432 |
| Other accrued expenses | 3,702 | — | 6,408 | 27,560 | 6,693 | — | 44,363 |
| | 3,729 | — | 12,018 | 137,648 | 85,066 | — | 238,461 |
| Long-term obligations | — | — | 711,776 | 42,034 | 8,352 | — | 762,162 |
| Other noncurrent liabilities | 947 | — | 8,055 | 51,280 | 10,975 | — | 71,257 |
| Deferred income taxes | 783 | — | (3,987) | 3,443 | 345 | — | 584 |
| Common stock and options subject to redemption | 8,856 | — | — | — | — | — | 8,856 |
| Stockholders' equity (deficit) | (167,844) | (202,408) | 213,593 | 379,526 | 11,825 | (402,536) | (167,844) |
| Total liabilities and stockholders' equity (deficit) | $(153,529) | $(202,408) | $941,455 | $ 613,931 | $116,563 | $(402,536) | $ 913,476 |

## SEALY CORPORATION

### Supplemental Condensed Consolidating Statements of Operations

### Year Ended November 29, 2009

### (in thousands)

| | Sealy Corporation | Sealy Mattress Corporation | Sealy Mattress Company | Combined Guarantor Subsidiaries | Combined Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales | $ — | $ — | $ 84,763 | $894,433 | $337,174 | $(26,306) | $1,290,064 |
| Cost and expenses: | | | | | | | |
| Cost of goods sold | — | — | 49,701 | 527,120 | 222,870 | (26,412) | 773,279 |
| Selling, general and administrative | (71) | — | 7,805 | 321,755 | 86,931 | — | 416,420 |
| Goodwill impairment loss | — | — | — | — | 1,188 | — | 1,188 |
| Amortization expense | 3,022 | — | — | 288 | (2) | — | 3,308 |
| Restructuring expenses and asset impairment | — | — | — | 1,256 | — | — | 1,256 |
| Royalty (income) expense, net | (4,174) | — | — | (16,472) | 4,204 | — | (16,442) |
| Income from operations | 1,223 | — | 27,257 | 60,486 | 21,983 | 106 | 111,055 |
| Interest expense | 92 | 304 | 73,065 | 2,528 | 3,103 | — | 79,092 |
| Loss on rights for convertible notes | 4,549 | — | — | — | — | — | 4,549 |
| Gain on sale of subsidiary stock | — | — | — | — | (1,292) | — | (1,292) |
| Refinancing and extinguishment of debt and interest rate derivatives | — | — | 17,423 | — | — | — | 17,423 |
| Other (income) expense, net | — | — | — | (1) | (76) | — | (77) |
| Loss (income) from equity investees | (12,958) | (13,262) | (16,353) | — | — | 42,573 | — |
| Loss (income) from non-guarantor equity investees | — | — | — | (10,698) | — | 10,698 | — |
| Capital charge and intercompany interest allocation | (304) | — | (60,178) | 58,056 | 2,426 | — | — |
| Income (loss) before income taxes | 9,844 | 12,958 | 13,300 | 10,601 | 17,822 | (53,165) | 11,360 |
| Income tax provision (benefit) | (3,641) | — | 38 | (5,713) | 7,192 | (1) | (2,125) |
| Net income (loss) | $ 13,485 | $ 12,958 | $ 13,262 | $ 16,314 | $ 10,630 | $(53,164) | $ 13,485 |

## SEALY CORPORATION

### Supplemental Condensed Consolidating Statements of Operations

### Year Ended November 30, 2008

### (in thousands)

| | Sealy Corporation | Sealy Mattress Corporation | Sealy Mattress Company | Combined Guarantor Subsidiaries | Combined Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales | $ — | $ — | $ 74,171 | $1,012,557 | $439,213 | $(27,918) | $1,498,023 |
| Cost and expenses: | | | | | | | |
| Cost of goods sold | — | — | 44,155 | 611,451 | 288,670 | (28,299) | 915,977 |
| Selling, general and administrative | 376 | — | 7,198 | 360,121 | 114,871 | — | 482,566 |
| Goodwill impairment loss | — | — | — | 2,831 | 24,644 | — | 27,475 |
| Amortization of intangibles | 3,232 | — | — | 289 | 171 | — | 3,692 |
| Restructuring and related costs | — | — | — | 2,464 | 662 | — | 3,126 |
| Royalty (income) expense, net | (4,405) | — | — | (17,323) | 4,401 | — | (17,327) |
| Income from operations | 797 | — | 22,818 | 52,724 | 5,794 | 381 | 82,514 |
| Interest expense | 257 | 468 | 53,660 | 2,264 | 3,815 | — | 60,464 |
| Other (income) expense, net | — | — | 5,378 | (50) | (347) | — | 4,981 |
| Loss (income) from equity investees | 8,884 | 8,586 | 10,093 | — | — | (27,563) | — |
| Loss (income) from non-guarantor equity investees | — | — | — | 5,126 | — | (5,126) | — |
| Capital charge and intercompany interest allocation | (468) | — | (35,652) | 32,013 | 4,107 | — | — |
| Income (loss) before income taxes | (7,876) | (9,054) | (10,661) | 13,371 | (1,781) | 33,070 | 17,069 |
| Income tax expense (benefit) | (4,073) | (170) | (2,075) | 23,466 | 3,624 | 100 | 20,872 |
| Net income (loss) | $(3,803) | $(8,884) | $ (8,586) | $ (10,095) | $ (5,405) | $ 32,970 | $ (3,803) |

## SEALY CORPORATION

## Supplemental Condensed Consolidating Statements of Operations

## Year Ended December 2, 2007

## (in thousands)

| | Sealy Corporation | Sealy Mattress Corporation | Sealy Mattress Company | Combined Guarantor Subsidiaries | Combined Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| Net sales | $ — | $ — | $ 81,005 | $1,221,730 | $434,968 | $ (35,638) | $1,702,065 |
| Cost and expenses: | | | | | | | |
| Cost of goods sold | — | — | 47,519 | 704,449 | 278,950 | (36,218) | 994,700 |
| Selling, general and administrative | 136 | — | 7,714 | 426,036 | 111,722 | — | 545,608 |
| Amortization of intangibles | 2,947 | — | — | 289 | 120 | — | 3,356 |
| Royalty (income) expense, net | (3,699) | — | — | (18,178) | 3,315 | — | (18,562) |
| Income from operations | 616 | — | 25,772 | 109,134 | 40,861 | 580 | 176,963 |
| Interest expense | 354 | 624 | 57,824 | 1,193 | 3,981 | — | 63,976 |
| Other (income) expense, net | (8) | — | 1,222 | (47) | (366) | — | 801 |
| Loss (income) from equity investees | (74,279) | (74,279) | (72,754) | — | — | 221,312 | — |
| Loss (income) from non-guarantor equity investees | — | — | — | (20,080) | — | 20,080 | — |
| Capital charge and intercompany interest allocation | 1 | (624) | (35,805) | 29,144 | 7,284 | — | — |
| Income (loss) before income taxes | 74,548 | 74,279 | 75,285 | 98,924 | 29,962 | (240,812) | 112,186 |
| Income tax expense (benefit) | (2,773) | — | 1,006 | 26,094 | 10,586 | (48) | 34,865 |
| Net income (loss) | $ 77,321 | $ 74,279 | $ 74,279 | $ 72,830 | $ 19,376 | $(240,764) | $ 77,321 |

## SEALY CORPORATION

### Supplemental Condensed Consolidating Statements of Cash Flows

### Year Ended November 29, 2009

### (in thousands)

| | Sealy Corporation | Sealy Mattress Corporation | Sealy Mattress Company | Combined Guarantor Subsidiaries | Combined Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| Net cash provided by operating activities | $ — | $— | $ 11,831 | $ 54,399 | $ 12,423 | $— | $ 78,653 |
| Investing activities: | | | | | | | |
| Purchase of property, plant and equipment | — | — | (73) | (10,243) | (2,112) | — | (12,428) |
| Proceeds from the sale of property, plant, and equipment | — | — | 21 | 10,256 | 111 | — | 10,388 |
| Net proceeds from sale of subsidiary | — | — | — | — | 1,237 | — | 1,237 |
| Investments in and loans to unconsolidated affiliate | — | — | — | — | (2,322) | — | (2,322) |
| Repayments of loans and capital investments from unconsolidated affiliate | — | — | — | — | (138) | — | (138) |
| Net activity in investment in and advances from (to) subsidiaries and affiliates | (262) | — | (21,015) | 16,431 | 4,846 | — | — |
| Net cash provided by (used in) investing activities | (262) | — | (21,067) | 16,444 | 1,622 | — | (3,263) |
| Financing activities: | | | | | | | |
| Equity received upon exercise of stock including related excess tax benefits | 30 | — | — | — | — | — | 30 |
| Proceeds from issuance of long term obligations | — | — | — | — | 6,280 | — | 6,280 |
| Repayments of long-term obligations | — | — | — | (5,316) | (12,969) | — | (18,285) |
| Repayment of old senior term loans | — | — | (377,181) | — | — | — | (377,181) |
| Proceeds from issuance of new senior secured notes | — | — | 335,916 | — | — | — | 335,916 |
| Proceeds from issuance of related party debt | — | — | 177,132 | — | — | — | 177,132 |
| Repayment of subordinated notes | — | — | (4,953) | — | — | — | (4,953) |
| Repayment of related party notes | — | — | (83,284) | — | — | — | (83,284) |
| Proceeds from issuance of convertible notes, net | — | — | 83,284 | — | — | — | 83,284 |
| Borrowings under new asset-based revolver | — | — | — | — | — | — | — |
| Borrowings under old revolving credit facilities | — | — | 130,300 | — | 10,858 | — | 141,158 |
| Repayments on old revolving credit facilities | — | — | (194,700) | — | (10,858) | — | (205,558) |
| Debt issuance costs | — | — | (27,617) | — | — | — | (27,617) |
| Other | — | — | (428) | — | — | — | (428) |
| Net cash used in financing activities | 30 | — | 38,469 | (5,316) | (6,689) | — | 26,494 |
| Effect of exchange rate changes on cash | — | — | — | — | 2,947 | — | 2,947 |
| Change in cash and equivalents | (232) | — | 29,233 | 65,527 | 10,303 | — | 104,831 |
| Cash and equivalents: | | | | | | | |
| Beginning of period | 589 | — | 1 | 2,423 | 23,583 | — | 26,596 |
| End of period | $ 357 | $— | $ 29,234 | $ 67,950 | $ 33,886 | $— | $ 131,427 |

## SEALY CORPORATION

## Supplemental Condensed Consolidating Statements of Cash Flows

## Year Ended November 30, 2008

## (in thousands)

| | Sealy Corporation | Sealy Mattress Corporation | Sealy Mattress Company | Combined Guarantor Subsidiaries | Combined Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| Net cash provided by operating activities | $ — | $— | $ 3,069 | $ 22,061 | $ 28,583 | $— | $ 53,713 |
| Cash flows from investing activities: | | | | | | | |
| Purchase of property, plant and equipment | — | — | (152) | (19,569) | (5,254) | — | (24,975) |
| Proceeds from the sale of property, plant, and equipment | — | — | 1 | 15 | 46 | — | 62 |
| Net activity in investment in and advances from (to) subsidiaries and affiliates | 6,914 | — | 594 | 1,430 | (8,938) | — | — |
| Net cash provided by (used in) investing activities | 6,914 | — | 443 | (18,124) | (14,146) | — | (24,913) |
| Cash flows from financing activities: | | | | | | | |
| Dividend | (6,811) | — | — | — | — | — | (6,811) |
| Equity received upon exerciseof stock including related excess tax benefits | 482 | — | — | — | — | — | 482 |
| Repurchase of common stock | — | — | — | — | — | — | — |
| Proceeds from issuance of long term obligations | — | — | — | — | 9,305 | — | 9,305 |
| Repayments of long-term obligations | — | — | (26,212) | (5,526) | (12,717) | — | (44,455) |
| Borrowings under revolving credit facilities | — | — | 243,000 | — | 40,527 | — | 283,527 |
| Repayments on revolving credit facilities | — | — | (220,200) | — | (40,417) | — | (260,617) |
| Other | — | — | (100) | — | — | — | (100) |
| Net cash used in financing activities | (6,329) | — | (3,512) | (5,526) | (3,302) | — | (18,669) |
| Effect of exchange rate changes on cash | — | — | — | — | 1,858 | — | 1,858 |
| Change in cash and cash equivalents | 585 | — | — | (1,589) | 12,993 | — | 11,989 |
| Cash and cash equivalents: | | | | | | | |
| Beginning of period | 4 | — | 1 | 4,012 | 10,590 | — | 14,607 |
| End of period | $ 589 | $— | $ 1 | $ 2,423 | $ 23,583 | $— | $ 26,596 |

# SEALY CORPORATION

## Supplemental Consolidating Condensed Statements of Cash Flows

## Year Ended December 2, 2007

## (in thousands)

| | Sealy Corporation | Sealy Mattress Corporation | Sealy Mattress Company | Combined Guarantor Subsidiaries | Combined Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| Net cash provided by operating activities | $ — | $— | $ 5,753 | $ 65,431 | $ 23,198 | $— | $ 94,382 |
| Cash flows from investing activities: | | | | | | | |
| Purchase of property, plant and equipment | — | — | (2,326) | (30,205) | (9,903) | — | (42,434) |
| Proceeds from the sale of property, plant, and equipment | — | — | 1 | 4,975 | 89 | — | 5,065 |
| Net activity in investment in and advances from (to) subsidiaries and affiliates | 35,496 | — | 34,229 | (68,781) | (944) | — | — |
| Net cash provided by (used in) investing activities | 35,496 | — | 31,904 | (94,011) | (10,758) | — | (37,369) |
| Cash flows from financing activities: | | | | | | | |
| Dividend | (27,389) | — | — | — | — | — | (27,389) |
| Equity received upon exercise of stock including related excess tax benefits | 7,166 | — | — | — | — | — | 7,166 |
| Repurchase of common stock | (16,253) | — | — | — | — | — | (16,253) |
| Repayments of long-term obligations | — | — | (79,202) | — | — | — | (79,202) |
| Borrowings under revolving credit facilities | — | — | 211,900 | — | 22,090 | — | 233,990 |
| Repayments on revolving credit facilities | — | — | (170,300) | — | (36,343) | — | (206,643) |
| Other | 50 | — | (55) | (3,590) | 5,708 | — | 2,113 |
| Net cash used in financing activities | (36,426) | — | (37,657) | (3,590) | (8,545) | — | (86,218) |
| Effect of exchange rate changes on cash | — | — | — | — | (1,808) | — | (1,808) |
| Change in cash and cash equivalents | (930) | — | — | (32,170) | 2,087 | — | (31,013) |
| Cash and cash equivalents: | | | | | | | |
| Beginning of period | 934 | — | 1 | 36,182 | 8,503 | — | 45,620 |
| End of period | $ 4 | $— | $ 1 | $ 4,012 | $ 10,590 | $— | $ 14,607 |

**Item 9.** ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

**Item 9A.** ***Controls and Procedures***

**Disclosure Controls and Procedures**

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this report (the "Evaluation Date"). Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based on this evaluation, our principal executive officer and principal financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to the Company, including our consolidated subsidiaries, required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to the Company's management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

**Changes in Internal Control over Financial Reporting**

There were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, identified in connection with the foregoing evaluation that occurred during the fourth quarter of fiscal 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Management's Report on Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with U.S. generally accepted accounting principles. Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of the end of the period covered by this report. Deloitte & Touche LLP has audited our internal control over financial reporting as of November 29, 2009 and issued their attestation report; their attestation report is included in Item 9A.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sealy Corporation
Trinity, North Carolina

We have audited the internal control over financial reporting of Sealy Corporation and subsidiaries (the "Company") as of November 29, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 29, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended November 29, 2009 of the Company and our report dated January 25, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule and includes an explanatory paragraph relating to the number of weeks included in fiscal years 2009, 2008 and 2007.

/s/ DELOITTE & TOUCHE LLP
Raleigh, North Carolina
January 25, 2010

**Item 9B.** ***Other Information***

None.

## PART III

**Item 10.** ***Directors and Executive Officers of the Registrant***

***Executive Officers of the Registrant***

| Name | Age | Position |
|---|---|---|
| Lawrence J. Rogers | 61 | President and Chief Executive Officer |
| Jeffrey C. Ackerman | 46 | Executive Vice President and Chief Financial Officer |
| G. Michael Hofmann | 51 | Executive Vice President of Operations, North America |
| Louis R. Bachicha | 53 | Executive Vice President of Sales |
| Jodi Allen | 41 | Senior Vice President, Chief Marketing Officer |
| Carmen Dabiero | 54 | Senior Vice President, Human Resources |
| Michael Q. Murray | 46 | Senior Vice President, General Counsel and Secretary |

The present principal occupations and recent employment history of each of the executive officers and key employees listed above is as follows:

*Lawrence J. Rogers.* Mr. Rogers, age 61, was appointed President and Chief Executive Officer effective July 22, 2008. Prior to this appointment, Mr. Rogers served as Interim Chief Executive Officer of the Company since March 12, 2008. From December 15, 2006 through March 12, 2008, Mr. Rogers served as the President, North America. Prior to that, Mr. Rogers was President, Sealy International. Since joining us in 1979, Mr. Rogers has served in numerous other capacities within our operations, including President of Sealy of Canada.

*Jeffrey C. Ackerman.* Mr. Ackerman, age 46, has been Executive Vice President and Chief Financial Officer since joining us in January 2006. From 1997 until joining us, Mr. Ackerman was a Vice President, Finance with Dade Behring, Inc., a medical diagnostics company. From 1989 to 1997, he served in a variety of finance roles at the Frito-Lay branded snacks division of PepsiCo Inc.

*G. Michael Hofmann.* Mr. Hofmann, age 51, has been Executive Vice President of Operations, North America since December 15, 2006. Prior to that Mr. Hofmann was Senior Vice President, Operations since October 2002. From 1982 until joining our company, Mr. Hofmann was with Hill-Rom Company (a subsidiary of Hillenbrand Industries), a medical equipment company, serving as its Vice President, Global Engineering from 2001 through 2002, and its Vice President and General Manager, Europe Capital Business Unit from 1995 through 2000. In 2008, Hillenbrand split into two different companies. Hill-Rom is now traded as HRC on the New York Stock Exchange.

*Louis R. Bachicha.* Mr. Bachicha, age 53, has been Executive Vice President of Sales since February of 2008. Prior to that, Mr. Bachicha served as Vice President/Chief Operating Officer of Sealy of Canada. Since joining us in 1984, Mr. Bachicha has served in numerous other capacities with our operations including Vice President Sales—Eastern Region.

*Jodi Allen.* Ms. Allen, age 41, has been Senior Vice President, Chief Marketing Officer since September 2009. From 1995 until joining our company in September 2009, Ms. Allen was with Whirlpool Corp., a worldwide manufacturer of home appliances, serving in various roles in marketing, financial and general management but most recently as General Manager of Whirlpool's dishwasher business in North America.

*Carmen Dabiero.* Mr. Dabiero, age 54, has been Senior Vice President, Human Resources since March 2009. Mr. Dabiero joined us in November 1995 and has served in numerous other capacities with in our Human Resources Department.

*Michael Q. Murray.* Mr. Murray, age 46, has been Senior Vice President, General Counsel and Secretary since August 2009. Mr. Murray joined us in 1999, serving in several positions in our Legal Department.

Additional information regarding our Board, our Nominating and Corporate Governance Committee, our Audit Committee, our director nomination process, and our Codes of Business Conduct and Ethics for all employees of the Company required by this item is incorporated by reference to all information under the caption entitled "Corporate Governance and Related Matters" included in our Proxy Statement for the 2010 Annual Meeting of Stockholders (the "Proxy Statement"). In addition, Item 1. Business, above contains information relating to the availability of a copy of our Codes of Business Conduct and Ethics on our website at *www.sealy.com*.

Information concerning the Board of Directors of the Company, the members of the Company's Audit Committee, the Company's Audit Committee Financial Expert, and compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the sections entitled "Election of Directors and Director Biographies," "Board of Directors Information" and "General—Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K (the "Proxy Statement").

**Code of Ethics**

Our board adopted a code of business conduct and ethics applicable to directors, officers and employees to establish standards and procedures related to the compliance with laws, rules and regulations, treatment of confidential information, conflicts of interest, competition and fair dealing and reporting of violations of the code; and includes a requirement that we make prompt disclosure of any waiver of the code for executive officers or directors made by our board. A copy of the code of business conduct and ethics is available on our website at *www.sealy.com*.

**Item 11.** ***Executive Compensation***

The information required by this item is incorporated herein by reference to the sections entitled "Executive Compensation," "Compensation Committee Report," "Directors Independence" and "Compensation Committee Interlocks and Insider Participation" in the Company's Proxy Statement.

**Item 12.** ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

**EQUITY COMPENSATION PLAN INFORMATION**

The following table sets forth information as of November 29, 2009 regarding the Company's equity compensation plans. The only plan pursuant to which the Company may make equity grants is the Sealy Corporation 2004 Stock Option Plan (the "2004 Plan") that was approved by the Board of Directors and the Company's Shareholders on April 6, 2004. The 2004 Plan was intended to replace the Sealy Corporation 1998 Stock Option Plan (the "1998 Plan"). Since the 2004 Plan was approved, no further grants have been made under the 1998 Plan except in connection with the modification of awards outstanding under the 1998 Plan in fiscal 2009. This modification was made to give effect to the dilution caused by the issuance of the rights for the Convertible Notes.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders(1) . . . . . . . . . . . . . . . | 29,230,604 | $4.46 per share | 11,727,471(2) |

(1) These numbers include the 2004 Plan and the 1998 Plan. The weighted average exercise price in column (b) of the table reflects all such stock options. Restricted shares, restricted share units and shares of deferred stock or phantom stock units that may be settled in shares of common stock are included in column (a) of the table, but are not included in column (b) for purposes of determining the weighted average exercise price of stock options. The Company has issued restricted share units under the 2004 Plan during fiscal 2009. The issuance of these restricted share units has been considered in column (a) and (c) above.

(2) These are shares available for grant as of November 29, 2009 under the 2004 Plan pursuant to which the compensation committee of the Board of Directors may make various share-based awards including grants of cash and cashless exercise stock options, restricted share awards, restricted share units, stock appreciation rights and/or dividend equivalent rights to management and other key employees on terms and subject to conditions as established by the compensation committee of our Board of Directors or certain of the committee's designees. The 2004 Plan was amended in fiscal 2009 to increase the number of shares available for issuance under the plan to 40,190,000 shares of our Class A common stock for grants. If stock options granted under the 2004 Plan are forfeited or otherwise terminated, then the shares underlying that grant will become available for a subsequent grant under the 2004 Plan. To the extent shares underlying forfeited or otherwise terminated options have become available for subsequent grants as of November 29, 2009, they are included in the table as available for grant.

Additional information required by this item is incorporated herein by reference to the sections entitled "Beneficial Ownership of Common Stock" and "Executive Compensation" in the Company's Proxy Statement.

### Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required by this item is incorporated herein by reference to Note 21 of the accompanying Consolidated Financial Statements included in Item 8 of this 10-K and the section entitled "Executive Compensation" and "General—Insider Transactions" in the Company's Proxy Statement.

### Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated herein by reference to the section entitled "Audit Committee Report and Fees Paid to Independent Registered Public Accounting Firm" in the Company's Proxy Statement.

## PART IV

**Item 15.** ***Exhibits and Financial Statement Schedules***

Documents filed as a part of the report:

(1) Financial Statements.

Consolidated Balance Sheets at November 29, 2009 and November 30, 2008.

Consolidated Statements of Operations for the years ended November 29, 2009, November 30, 2008, and December 2, 2007.

Consolidated Statements of Stockholders' Deficit for the years ended November 29, 2009, November 30, 2008, and December 2, 2007.

Consolidated Statements of Cash Flows for the years ended November 29, 2009, November 30, 2008, and December 2, 2007.

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules.

Schedule I—Consolidated Valuation and Qualifying Accounts

(3) Exhibits.

The exhibits listed in the accompanying Exhibit Index are filed as a part of this report.

The following exhibits are filed as part of this Registration Statement:

| Exhibit Number | Description of Exhibit |
|---|---|
| 2.1 | Agreement and Plan of Merger, dated as of March 3, 2004, by and between Sealy Corporation and Posturepedic Acquisition Corp. (incorporated herein by reference to Exhibit 2.1 to Sealy Corporation's Current Report on Form 8-K (File No. 1-8738) filed April 15, 2004) (Sealy Corporation agrees to furnish a copy of any omitted schedules or similar supplements to the SEC upon request) |
| 2.2 | First Amendment to the Agreement and Plan of Merger, dated April 5, 2004, by and between Sealy Corporation and Sealy Acquisition Corp. (incorporated herein by reference to Exhibit 2.2 to Sealy Corporation's Current Report on Form 8-K (File No. 1-8738) filed April 15, 2004) (Sealy Corporation agrees to furnish a copy of any omitted schedules or similar supplements to the SEC upon request) |
| 3.1 | Amended and Restated Certificate of Incorporation of Sealy Corporation dated as of March 23, 2006 (incorporated herein by reference to Exhibit 3.1 to Sealy Corporation's Registration Statement on Form S-1/A (File No. 1-8738) filed March 24, 2006) |
| 3.2 | Amended and Restated Bylaws of Sealy Corporation dated as of December 20, 2007 (incorporated herein by reference to Sealy Corporation's report on Form 8-K (File No. 1-8738) filed December 21, 2007) |
| 3.3 | Amendment to Amended and Restated Certificate of Incorporation of Sealy Corporation dated as of June 25, 2009 (incorporated herein by reference to Exhibit 3.1 to Sealy Corporation's filing on Form 10-Q for the quarterly period ended May 31, 2009 (File No. 1-8738) filed June 30, 2009). |
| 4.1 | Indenture, dated as of April 6, 2004, by and among Sealy Mattress Company, the Guarantors named therein and The Bank of New York Trust Company, N.A., as trustee, with respect to the 8.25% Senior Subordinated Notes due 2014 and the 8.25% Senior Subordinated Exchange Notes due 2014 (incorporated herein by reference to Exhibit 4.1 to Sealy Mattress Company's Registration Statement on Form S-4 (File No. 333-117081) filed July 1, 2004) |
| 4.2 | First Supplemental Indenture, dated as of June 28, 2004, among Sealy Mattress Company, Sealy Corporation, Sealy Mattress Corporation and the subsidiary guarantors named therein and The Bank of New York Trust Company, N.A., as trustee, with respect to the 8.25% Senior Subordinated Notes due 2014 and the 8.25% Senior Subordinated Exchange Notes due 2014 (incorporated herein by reference to Exhibit 4.3 to Sealy Mattress Company's Registration Statement on Form S-4 (File No. 333-117081) filed July 1, 2004) |
| 4.3 | Note and Stock Purchase Agreement, dated as of July 16, 2004, between Sealy Corporation and the Purchasers named therein, with respect to the 10% Senior Subordinated Notes due 2015 and Common Stock, par value $0.01 per share (incorporated by reference to Exhibit 4.4 to Sealy Corporation's Registration Statement S-1 (File No. 1-8738) filed June 30, 2005) |
| 4.4 | Second Supplemental Indenture, dated as of May 25, 2006, among Sealy Corporation, Sealy Mattress Company, Sealy Mattress Corporation, the Guarantors listed on Schedule I thereto and The Bank of New York Trust Company, as trustee (incorporated herein by reference to Sealy Corporation Current Report on Form 8-K (File No. 1-8738) filed May 31, 2006) |

| Exhibit Number | Description of Exhibit |
|---|---|
| 4.5 | Indenture, dated as of May 29, 2009, by and among Sealy Mattress Company, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee and Notes Collateral Agent, with respect to the 10.875% Senior Subordinated Notes due 2016 (incorporated herein by reference to Exhibit 4.1 to Sealy Mattress Company's filing on Form 8-K (File No. 333-117081) filed June 2, 2009). |
| 4.6 | Subscription Rights Certificate for Sealy Corporation for 8% Senior Secured Third Lien Convertible Notes due 2016 (incorporated herein by reference to Exhibit 4.2 to Sealy Mattress Company's filing on Form 8-K (File No. 333-117081) filed June 2, 2009). |
| 4.7 | Indenture, dated as of July 10, 2009, by and among Sealy Mattress Company, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to Guaranteed Debt Securities (incorporated herein by reference to Exhibit 4.1 to Sealy Mattress Company's filing on Form 8-K (File No. 333-117081) filed July 16, 2009). |
| 4.8 | Supplemental Indenture, dated as of July 10, 2009, by and among Sealy Mattress Company, Sealy Corporation, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee and Collateral Agent, with respect to 8% Senior Secured Third Lien Convertible Notes due 2016 (incorporated herein by reference to Exhibit 4.2 to Sealy Mattress Company's filing on Form 8-K (File No. 333-117081) filed July 16, 2009). |
| *10.1 | Sealy Profit Sharing Plan, Amended and Restated, dated December 1, 1989 (incorporated herein by reference to Exhibit 10.1 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 1995 (File No. 1-8738) filed February 27, 1996) |
| *10.2 | Amendment No. 1 to Sealy Profit Sharing Plan (incorporated herein by reference to Exhibit 10.21 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended December 1, 1996 (File No. 1-8738) filed March 3, 1997) |
| *10.3 | Amendment No. 2 to Sealy Profit Sharing Plan (incorporated herein by reference to Exhibit 10.22 to Sealy Mattress Corporation's Annual Report on Form 10-K for the fiscal year ended December 1, 1996 (File No. 1-8738) filed March 3, 1997) |
| *10.4 | Sealy Corporation Bonus Program (incorporated herein by reference to Exhibit 10.5 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 1995 (File No. 1-8738) filed February 27, 1996) |
| *10.5 | Amendment No. 1 to Sealy Bonus Plan (incorporated herein by reference to Exhibit 10.17 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended December 1, 1996 (File No. 1-8738) filed March 3, 1997) |
| *10.6 | Sealy Corporation 1998 Stock Option Plan (incorporated herein by reference to Exhibit 10.48 to Sealy Corporation's Quarterly Report on Form 10-Q for the quarterly period ended March 1, 1998 (File No. 1-8738) filed April 15, 1998) |
| *10.7 | 2004 Stock Option Plan for Key Employees of Sealy Corporation and its Subsidiaries (incorporated herein by reference to Exhibit 4.4 to Sealy Corporation's Registration Statement on Form S-8 (File No. 333-113987) filed March 26, 2004) |
| *10.8 | Form of Management Stockholder's Agreement (incorporated herein by reference to Exhibit 4.5 to Sealy Corporation's Registration Statement on Form S-8 (File No. 333-113987) filed March 26, 2004) |

| Exhibit Number | Description of Exhibit |
|---|---|
| *10.9 | Form of Sale Participation Agreement (incorporated herein by reference to Exhibit 4.6 to Sealy Corporation's Registration Statement on Form S-8 (File No. 333-113987) filed March 26, 2004) |
| *10.10 | Form of Stock Option Agreement (incorporated herein by reference to Exhibit 4.7 to Sealy Corporation's Registration Statement on Form S-8 (File No. 333-113987) filed March 26, 2004) |
| *10.11 | Form of Rollover Agreement (incorporated herein by reference to Exhibit 4.9 to Sealy Corporation's Registration Statement on Form S-8 (File No. 333-113987) filed March 26, 2004) |
| 10.12 | Stockholders' Agreement, dated as of July 16, 2004, among Sealy Corporation, The Northwestern Mutual Life Insurance Company, Teachers Insurance and Annuity Association of America and Sealy Paterson LLC and Sealy Holding LLC (incorporated herein by reference to Exhibit 10.12 to Sealy Corporation's Registration Statement on from S-1/A (File No. 1-8738) filed March 24, 2006) |
| 10.13 | Stockholders' Agreement, dated as of April 6, 2004, among Sealy Corporation, Bain Capital Fund V, L.P., Bain Capital Fund V, L.P., BCIP Associates, BCIP Trust Associates, L.P., Harvard Private Capital Holdings, Inc., Sealy Investors 1, LLC, Sealy Investors 2, LLC, Sealy Investors 3, LLC and Sealy Holding LLC (incorporated herein by reference to Exhibit 10.13 to Sealy Mattress Company's Registration Statement on Form S-4 (File No. 333-117081) filed July 1, 2004) |
| *10.14 | Employment Agreement, dated as of October 1, 2002 by and between Sealy Corporation and G. Michael Hofmann (incorporated herein by reference to Exhibit 10.38 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended December 1, 2002 (File No. 1-8738) filed March 3, 2003) |
| *10.15 | Sealy Corporation Executive Severance Benefit Plan dated January 25, 1993 (incorporated herein by reference to the appropriate Exhibit to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 1992 (File No. 1-8738)) |
| *10.16 | Sealy Corporation Directors' Deferred Compensation Plan dated December 13, 2004 (incorporated herein by reference to Exhibit 10.29 to Sealy Mattress Corporation's Annual Report on Form 10-K for the fiscal year ended November 28, 2004 (File No. 333-117081) filed February 28, 2005) |
| *10.17 | Form of Stock Option Agreement (Special Retirement Only), dated as of July 20, 2004 by and between Sealy Corporation and Lawrence J. Rogers (incorporated herein by reference to Exhibit 10.32 to Sealy Mattress Corporation's Annual Report on Form 10-K for the fiscal year ended November 28, 2004 (File No. 333-117081) filed February 28, 2005) |
| *10.18 | Employment Agreement dated September 12, 2006 by and between Sealy Corporation and Jeffrey C. Ackerman (incorporated by reference to exhibit 10.3 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 27, 2006 (File No. 1-8737) filed October 11, 2006) |
| 10.19 | Third Amended and Restated Credit Agreement, dated August 25, 2006 (incorporated herein by reference to Sealy Corporation Report on Form 8-K (File No. 1-8738) filed on August 30, 2006). |

| Exhibit Number | Description of Exhibit |
|---|---|
| 10.20 | Supply Agreement, dated February 18, 2003, between Sealy, Inc. and Nomaco Inc. (incorporated herein by reference to Exhibit 10.35 to Sealy Corporation's Registration Statements on Form S-1 (File No. 333-126280) filed September 12, 2005) (portions of this exhibit have been omitted pursuant to a request for confidential treatment) |
| 10.21 | Joinder, dated as of September 8, 2004, to the Stockholders' Agreement dated April 6, 2004 (incorporated herein by reference to Exhibit 10.36 to Sealy Corporation's Registration Statement on Form S-1 (File No. 333-126280) filed Statement 12, 2005) |
| *10.22 | Amendment No. 1 to the 2004 Stock Option Plan for Key Employees of Sealy Corporation and its Subsidiaries adopted July 25, 2007 (incorporated herein by reference to Exhibit 10.1 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 26, 2007 (File No. 1-8738) filed October 4, 2007) |
| *10.23 | Amendment No. 1 to the Sealy Corporation 1998 Stock Option Plan adopted October 26, 2007 (incorporated herein by reference to Exhibit 10.38 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended December 2, 2007 (File No. 1-8738) filed January 31, 2008) |
| *10.24 | Amendment No. 2 to the 2004 Stock Option Plan for Key Employees of Sealy Corporation and its subsidiaries adopted October 26, 2007 (incorporated herein by reference to Exhibit 10.39 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended December 2, 2007 (File No. 1-8738) filed January 31, 2008). |
| *10.25 | Employment Agreement dated April 17, 2008 by and between Sealy Corporation and Louis R. Bachicha (incorporated herein by reference to Exhibit 10.40 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended June 2, 2008 (File No. 1-8738) filed July 8, 2008) |
| *10.26 | Amended Employment Agreement dated July 22, 2008 by and between Sealy Corporation and Lawrence J. Rogers (incorporated herein by reference to Exhibit 10.1 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2008 (File No. 1-8738) filed October 7, 2008) |
| *10.27 | Restricted Stock Award Agreement dated July 22, 2008 by and between Sealy Corporation and Lawrence J. Rogers (incorporated herein by reference to Exhibit 10.2 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2008 (File No. 1-8738) filed October 7, 2008) |
| *10.28 | Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries, adopted November 6, 2008 and effective December 16, 2008 (incorporated herein by reference to Exhibit 10.41 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (File No. 1-8738) filed January 15, 2009) |
| *10.29 | Amended and Restated Sealy Corporation Directors' Deferred Compensation Plan adopted December 17, 2008 (incorporated herein by reference to Exhibit 10.42 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (File No. 1-8738) filed January 15, 2009) |
| *10.30 | Amended and Restated Sealy Corporation Bonus Plan dated December 18, 2008 (incorporated herein by reference to Exhibit 10.43 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (File No. 1-8738) filed January 15, 2009) |

| Exhibit Number | Description of Exhibit |
|---|---|
| *10.31 | Amendment and Restatement of the Sealy Benefit Equalization Plan dated December 18, 2008 (incorporated herein by reference to Exhibit 10.44 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (File No. 1-8738) filed January 15, 2009) |
| *10.32 | Amendment and Restatement of the Sealy Executive Severance Benefit Plan dated December 18, 2008 (incorporated herein by reference to Exhibit 10.45 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (File No. 1-8738) filed January 15, 2009) |
| *10.33 | Amendment to Employment Agreement, dated December 30, 2008, between Sealy Corporation and Lawrence J. Rogers, Jeffrey C. Ackerman, Louis R. Bachicha, Philip Dobbs, G. Michael Hoffman, Alan Letton, Steven Rusing, David Twine and Kenneth L. Walker (incorporated herein by reference to Exhibit 10.46 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (File No. 1-8738) filed January 15, 2009) |
| *10.34 | Employment Agreement dated February 26, 2009, by and between Sealy Corporation and Carmen Dabiero (incorporated herein by reference to Exhibit 10.1 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended March 1, 2009 (File No. 1-8738) filed March 31, 2009) |
| *10.35 | Second Amended at Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries, adopted May 26, 2009 (incorporated herein by reference to Appendix B to Sealy Corporation's Form DEF 14C (File No. 1-8743) filed June 6, 2009) |
| *10.36 | Form of Performance Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.2 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2009 (File No. 1-8743) filed June 30, 2009) |
| 10.37 | Credit Agreement, dated as of May 13, 2009, among Sealy Mattress Company, as Borrower, Sealy Mattress Corporation, as Holdings and a Guarantor, Sealy Corporation, as Parent, the Several Lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, J.P. Morgan Securities Inc., as Joint Lead Arranger and Joint Bookrunner, GE Capital Markets, Inc., as Joint Lead Arranger and Joint Bookrunner, General Electric Capital Corporation, as Co-Collateral Agent, Citigroup Global Markets, Inc. as Joint Lead Arranger and Joint Bookrunner, and Mizuho Corporate Bank, Ltd., as Syndication Agent. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 2, 2009) |
| *10.38 | Employment Agreement dated August 1, 2009, by and between Sealy Corporation and Michael Q. Murray (incorporated herein by reference to Exhibit 10.1 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 30, 2009 (File No. 1-8743) filed September 29, 2009) |
| *10.39 | Employment Agreement dated August 31, 2009, by and between Sealy Corporation and Jodi Allen (incorporated herein by reference to Exhibit 10.2 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 30, 2009 (File No. 1-8743) filed September 29, 2009) |
| *10.40 | Form of Time Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.3 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 30, 2009 (File No. 1-8743) filed September 29, 2009) |

| Exhibit Number | Description of Exhibit |
| --- | --- |
| ***†10.41** | Executive Stock Ownership Guidelines adopted December 1, 2009. |
| ***†10.42** | Executive Compensation Recovery Policy adopted December 1, 2009. |
| **†12.1** | Computation of Ratio of Earnings to Fixed Charges |
| **†21.1** | Subsidiaries of Sealy Corporation |
| **†23.1** | Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, with respect to the incorporation by reference of its audit reports into Sealy Corporation's Registration Statement on Forms S-8 (file No. 333-139794) and S-3 (File No. 333-158383) |
| **†31.1** | Chief Executive Officer Certification of the Type Described in Rule 13a-14(a) and Rule 15d-14(a) |
| **†31.2** | Chief Financial Officer Certification of the Type Described in Rule 13a-14(a) and Rule 15d-14(a) |
| **†32.1** | Certification Pursuant to 18 U.S.C. Section 1350. |

* Management contract or compensatory plan or arrangement required to be filed (and/or incorporated by reference) as an exhibit to this Annual Report on Form 10-K.

† Filed herewith.

## Schedule I—Consolidated Valuation and Qualifying Accounts

| | Fiscal Year | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **Allowance for doubtful accounts** | | | |
| Balance beginning of period | $13,353 | $ 9,705 | $ 8,543 |
| Charged to costs and expenses | 5,495 | 10,279 | 6,620 |
| Charged to other accounts | — | — | — |
| Deductions | 3,467(1) | 6,631(1) | 5,458(1) |
| Balance at end of period | $15,381 | $13,353 | $ 9,705 |
| **Reserve for discounts and returns** | | | |
| Balance beginning of period | $11,557 | $16,715 | $14,037 |
| Charged to costs and expenses | 9,254 | 18,454 | 29,246 |
| Charged to other accounts | — | — | — |
| Deductions | 9,517(2) | 23,612(2) | 26,568(2) |
| Balance at end of period | $11,294 | $11,557 | $16,715 |
| **Deferred tax asset valuation** | | | |
| Balance beginning of period | $26,230 | $23,645 | $26,792 |
| Charged to costs and expenses | 5,044 | 6,032 | (1,204) |
| Charged to other accounts | 3,819 | (2,779) | (1,631) |
| Deductions | 841 | 668 | 3,574 |
| Balance at end of period | $34,252 | $26,230 | $23,645 |

(1) Uncollectible accounts written off, net of recoveries.

(2) Cash discounts taken and accommodation returns.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEALY CORPORATION

By: /s/ LAWRENCE J. ROGERS

Lawrence J. Rogers
*President and Chief Executive Officer*
*(Principal Executive Officer)*

Date: January 25, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

| Signature | Title | Date |
|---|---|---|
| /s/ LAWRENCE J. ROGERS<br>Lawrence J. Rogers | President and Chief Executive Officer (Principal Executive Officer) | January 25, 2010 |
| /s/ JEFFREY C. ACKERMAN<br>Jeffrey C. Ackerman | Executive Vice President and Chief Financial Officer (Principal Accounting Officer) | January 25, 2010 |
| /s/ BRIAN F. CARROLL<br>Brian F. Carroll | Director | January 25, 2010 |
| /s/ JAMES W. JOHNSTON<br>James W. Johnston | Director | January 25, 2010 |
| /s/ MATTHEW W. KING<br>Matthew W. King | Director | January 25, 2010 |
| /s/ GARY E. MORIN<br>Gary E. Morin | Director | January 25, 2010 |
| /s/ DEAN B. NELSON<br>Dean B. Nelson | Director | January 25, 2010 |

| Signature | Title | Date |
|---|---|---|
| /s/ PAUL NORRIS<br>Paul Norris | Director | January 25, 2010 |
| /s/ RICHARD W. ROEDEL<br>Richard W. Roedel | Director | January 25, 2010 |

Exhibit 12.1

## Computation of Ratio of Earnings to Fixed Charges

| (Dollars in thousands) | Fiscal Year Ended | | | | |
|---|---|---|---|---|---|
| | November 29, 2009 | November 30, 2008 | December 2, 2007 | November 26, 2006 | November 27. 2005 |
| Pre-tax income from operations(a) | $11,360 | $17,069 | $112,186 | $110,718 | $122,001 |
| Fixed charges: | | | | | |
| Interest expense and amortization of debt discount and financing costs | 79,092 | 60,464 | 63,976 | 71,961 | 79,565 |
| Rental—33%(b) | 6,628 | 6,658 | 6,244 | 6,047 | 5,022 |
| Total fixed charges | 85,720 | 67,122 | 70,220 | 78,008 | 84,587 |
| Earnings before income taxes and fixed charges | 97,080 | 84,191 | 182,406 | 188,726 | 206,588 |
| Ratio of earnings to fixed charges(a) | 1.1x | 1.3x | 2.6x | 2.4x | 2.4x |

(a) Certain of the amounts presented for periods prior to fiscal 2009 have been restated from the amounts previously presented. See Note 2 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

(b) The percent of rent included in the calculation is a reasonable approximation of the interest factor in the Company's operating leases.

**Exhibit 21.1**

**SEALY CORPORATION**
**CORPORATE SUBSIDIARIES AS OF JANUARY 25 , 2010**

| Subsidiary | Jurisdiction of Incorporation |
|---|---|
| Sealy Mattress Corporation | Delaware |
| Sealy Mattress Company | Ohio |
| Sealy Mattress Company of Puerto Rico | Ohio |
| Ohio-Sealy Mattress Manufacturing Co., Inc. | Massachusetts |
| Ohio-Sealy Mattress Manufacturing Co. | Georgia |
| Sealy Mattress Company of Kansas City, Inc. | Missouri |
| Sealy Mattress Company of Memphis | Tennessee |
| Sealy Mattress Company of Illinois | Illinois |
| A. Brandwein & Company | Illinois |
| Sealy Mattress Company of Albany, Inc. | New York |
| Sealy of Maryland and Virginia, Inc. | Maryland |
| Sealy of Minnesota, Inc. | Minnesota |
| North American Bedding Company | Ohio |
| Sealy, Inc. | Ohio |
| Mattress Holdings International LLC | Delaware |
| The Ohio Mattress Company Licensing and Components Group | Delaware |
| Sealy Mattress Manufacturing Company, Inc. | Delaware |
| Sealy Technology LLC | North Carolina |
| Sealy Kurlon Limited | India |
| Sealy Korea, Inc. | Delaware |
| Sealy (Switzerland) Gmbh | Switzerland |
| Sealy (Switzerland) GmbH Finance | Guernsey, Channel Islands |
| Mattress Holdings International B.V. | The Netherlands |
| Sealy Canada, Ltd. | Alberta |
| Gestion Centurion, Inc. | Quebec |
| Sealy Argentina SRL | Argentina |
| Sealy Asia (Singapore) Pte, Ltd. | Singapore |
| Sealy Asia (Hong Kong) Ltd | Hong Kong |
| Sealy Asia | Malaysia |
| Sealy do Brasil, Limitada | Sorocaba, Brasil |
| Sealy Mattress Company Mexico S. De R.L. De C.V. | Mexico |
| Sealy Servicios De Mexico S.A. De C.V. | Mexico |
| Sealy Colchones De Mexico S.A. De C.V. | Mexico |
| Mattress Holding, S.A.S. | France |
| Sapsa Latex, SL | Spain |
| Sapsa Bedding SL | Spain |
| Sapsa Bedding, Srl | Italy |
| Sapsa Bedding Sprl | Belgium |
| Sealy Real Estate, Inc. | North Carolina |
| Sealy Texas Management, Inc. | Texas |
| Sealy Mattress Co. of S.W. Virginia | Virginia |
| Western Mattress Company | California |
| Advanced Sleep Products | California |
| Sealy Components—Pads, Inc. | Delaware |
| Sealy Mattress Company of Michigan, Inc. | Michigan |

**Exhibit 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-139794 on Form S-8 and Registration Statement No. 333-158383 on Form S-3 of our reports dated January 25, 2010, relating to the consolidated financial statements and financial statement schedule of Sealy Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting standard and the number of weeks included in fiscal years 2009, 2008 and 2007) and the effectiveness of Sealy Corporation's internal control over financial reporting as of November 29, 2009, appearing in this Annual Report on Form 10-K of Sealy Corporation and subsidiaries for the fiscal year ended November 29, 2009.

/s/ DELOITTE & TOUCHE LLP
Raleigh, North Carolina
January 25, 2010

**Exhibit 31.1**

**Chief Executive Officer Certification of the Type Described in Rule13a-14(a) and Rule 15d-14(a)**
**Chief Executive Officer Certification of the Annual Financial Statements**

I, **Lawrence J. Rogers**, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended November 29, 2009 of Sealy Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 25, 2010

/s/ LAWRENCE J. ROGERS

Lawrence J. Rogers
*President and Chief Executive Officer*
*(Principal Executive Officer)*

**Exhibit 31.2**

**Chief Financial Officer Certification of the Type Described in Rule13a-14(a) and Rule 15d-14(a)**
**Chief Financial Officer Certification of the Annual Financial Statements**

I, **Jeffrey C. Ackerman**, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended November 29, 2009 of Sealy Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 25, 2010

/s/ JEFFREY C. ACKERMAN

Jeffrey C. Ackerman
*Executive Vice President and Chief Financial Officer*
*(Principal Financial Officer)*

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,**

In connection with the Annual Report of Sealy Corporation (the "Company") on Form 10-K for the fiscal year ending November 29, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Lawrence J. Rogers, Chief Executive Officer of the Company and Jeffrey C. Ackerman, Chief Financial Officer of the Company, each certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

January 25, 2010

/s/ LAWRENCE J. ROGERS

Lawrence J. Rogers
*President and Chief Executive Officer*
*(Principal Executive Officer)*

/s/ JEFFREY C. ACKERMAN

Jeffrey C. Ackerman
*Executive Vice President and Chief Financial Officer*
*(Principal Financial Officer)*